Form 10-K, Exhibit 13
period 1994-09-30
COMDISCO INC
filed 1994-12-29
CIK 722487

SIX-YEAR SUMMARY
COMDISCO, INC. AND SUBSIDIARIES


Consolidated Summary of Earnings
                      94       93       92      91       90       89
Revenue
Leasing           $1,538   $1,583   $1,662   $1,633   $1,465  $ 1,215
Sales                271      313      311      360      319      336
Diasaster recovery   242      216      193      150      118       87
Other                 47       41       39       31       18       24
 Total revenue     2,098    2,153    2,205    2,174    1,920    1,662

Costs and expenses
Leasing            1,004    1,040    1,094    1,026      884      694
Sales                225      275      274      313      279      289
Disaster recovery   224      206      175      132      104       79
Selling, general
and administrative   213      197      198      201      181      147
IBM litigation
settlement            70        -        -        -        -        -
Litigation and
receivables charge    10        -       45        -        -        -
Restructuring charge   -        -       35        -        -        -
Interest             263      291      350      366      338      286
Total costs and
expenses           2,009    2,009    2,171    2,038    1,786    1,495

Earnings from continuing operations
 before income taxes, extraordinary items
 and cumulative effect of change in accounting
 principle            89      144       34     136      134      167
Income taxes          36       57       14      53       51       61

Earnings from continuing operations
 before extrordinary items and cumulative
 effect of change in accounting
 principle            53       87       20       83       83      106
Earnings (loss) from discontinued
 operations (net of income
 taxes)                -      (20)       -      (14)       2        2
Earnings before extraordinary items and
 cumulative effect of change in accounting
 principle            53       67       20       69       85      108
Extraordinary items (net of income taxes in
 fiscal 1992)          -        -      (29)       -       10        -
Earnings (loss) before cumulative effect
 of change in accounting
 principle            53       67       (9)      69       95      108
Cumulative effect of change in accounting
 principle             -       20        -        -        -        -
Net earnings (loss) before preferred
 dividends            53       87       (9)      69       95      108
Preferred dividends   (9)      (7)       -        -        -
Net earnings (loss) to common
 stockholders      $  44   $   80   $   (9)  $   69   $   95  $   108

Common and Common Equivalent Share Data
Earnings from continuing
 operations        $1.16   $ 1.97   $  .49  $  2.03   $ 1.95  $  2.40
Earnings (loss) from discontinued
 operations            -     (.50)       -     (.34)     .05      .05
Extraordinary items    -        -     (.70)       -      .23        -
Cumulative effect of change in accounting
 principle             -      .50        -        -        -        -
Net earnings (loss) to common
 stockholders       1.16     1.97     (.21)    1.69     2.23     2.45
Common stockholders' equity (per common share
 outstanding)      17.47    16.55    15.38    15.63    14.38    12.56
Cash dividends paid on common
 stock               .35      .29      .28       .27      .26      .23
Average common and common equivalent shares
 (in thousands)   38,505   40,208   40,857    40,915   42,638   44,043

Financial Position
Total assets     $ 4,807   $4,960   $5,236   $ 5,006   $4,785   $4,045
Notes payable        593      655      766       353      589      549
Total long-term
 debt              1,364    1,325    1,314     1,502    1,021      475
Discounted lease
 rentals           1,548    1,670    1,823     1,900    2,047    2,053
Stockholders'
 equity              741      739      699       634      589      548

Leasing Data
Total noncancelable rents of new
 leases          $ 1,800   $1,900   $2,400    $2,400   $2,400   $2,000
Future noncancelable lease rentals and disaster recovery
 subscription fees 4,185    4,265    4,601     4,363    4,322    3,745



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SUMMARY
During the last three fiscal years, net earnings have been positively impacted by increased earnings contributions from remarketing and decreases in interest expense. These positive trends have mitigated the impact of reduced earnings contributions from operating leases. See "Leasing" for a discussion of remarketing and operating leases and "Costs and Expenses" for a discussion of interest expense. The company has also successfully implemented cost containment programs, including restructuring administrative operations to improve time management, lower costs and increase responsiveness to customer concerns. The sales force has been restructured to increase productivity and customer service. The company will continue to emphasize cost containment in
fiscal 1995 and beyond.       The company continues to develop tools and
alliances to focus its efforts on providing integrated solutions (hardware, software and services) to meet customer needs. In conjunction with these efforts, the company is developing a systems integration practice to service customers industrywide, including client/server requirements. The company's unique approach to the developing client/server market includes mainframe to open architecture transition, data-base development and other platform related issues, such as employee training and cost control. As of September 30, 1994, the company's disaster recovery services include the industry's first, and the company believes only, back up capability for client/server platforms.
Fiscal 1994 earnings from continuing operations before extraordinary loss and cumulative effect of change in accounting principle (hereinafter referred to as "earnings from continuing operations") were $44 million (net of preferred dividends of $9 million), or $1.16 per common share, compared to $80 million (net of preferred dividends of $7 million), or $1.97 per common share, and $20 million, or $.49 per common share, in fiscal 1993 and 1992, respectively. Fiscal year-to-year earnings from continuing operations comparisons are affected by the following items:
     The actions filed by IBM Corporation and IBM Credit Corporation (collectively the "IBM Litigation") in fiscal years 1991 and 1992.
     These actions, which are discussed in Notes 8 and 9 of Notes to Consolidated Financial Statements, resulted in charges of $70 million ($42 million after-tax, or $1.09 per common share) in fiscal
     1994 for the settlement and resolution, and charges of $10 million
     ($6 million after-tax, or $.16 per common share) and $20 million
     ($12 million after-tax, or $.29 per common share) in fiscal 1994 and 1992, respectively, for the establishment of, and increases to, a litigation reserve to cover costs of the ongoing litigation.

     The receipt of key-man life insurance proceeds of $20 million, or $.52 per common share, (the "Insurance Proceeds") as a result of the death of the company's Founder, Chairman of the Board and President, Mr. Kenneth N. Pontikes, in June, 1994.

     During the quarter ended June 30, 1994, the company recorded a contribution charge of $10 million ($6 million after-tax, or $.16 per common share), to establish and fund the Comdisco Foundation (the "Contribution") (see "Costs and Expenses" for a discussion of the Contribution).

     Charges recorded by the company during the quarter ended March 31, 1992, totaling $60 million ($36 million after-tax, or $.88 per common share), for a restructuring charge and additions to the accounts receivable reserve (the "Charges"). The Charges are discussed in Notes 9 and 10 of Notes to Consolidated Financial Statements.

1994 net earnings to common stockholders (hereinafter referred to as "net earnings") were $44 million, or $1.16 per common share, compared to $80 million, or $1.97 per common share, in fiscal 1993 and a loss of $(9) million, or $(.21) per common share, in fiscal 1992. In addition to the items discussed above, fiscal year-to-year net earnings comparisons are affected by the following items:
     Fiscal 1993 net earnings include after-tax charges related to discontinued operations of (20) million, or $(.50) per common share. The charges resulted from management's revised estimate of the net realizable value of the company's oil and gas investment. See Note 11 of Notes to Consolidated Financial Statements.

     Fiscal 1993 net earnings include a noncash cumulative benefit of $20 million, or $.50 per common share, for adoption of a new standard of accounting for income taxes effective
     October 1, 1992.

     In fiscal 1992, the company redeemed its 9.65% Subordinated Debentures and its 10% Senior Notes due May 15, 1994. These redemptions resulted in extraordinary losses totaling $(48) million ($(29) million after-tax, or $(.70) per common share).

FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 1994, including capital expenditures for equipment, were funded primarily by cash flow from operations, including the realization of residual values through remarketing activities, unsecured and secured debt. See Note 6 of Notes to Consolidated Financial Statements for information on the company's interest-bearing liabilities, including average daily borrowings and effective
interest rates.       During the last five years, equipment purchased for
leasing totaled $8.6 billion. Expenditures for equipment, including portfolio acquisitions in fiscal 1994, totaled approximately $1.4 billion, a decrease of 7% compared to the prior year. Expenditures for equipment are estimated at
approximately $1.6 billion for fiscal 1995.       During fiscal 1994, the
company purchased 1,995,644 shares of its outstanding common stock at an aggregate cost of $39 million. These purchases, when added to the shares purchased in prior years, bring the total number of common shares purchased to
12.5 million (1.9 million shares were distributed as a common stock dividend on March 30, 1992- see Note 14 of Notes to Consolidated Financial Statements), at an aggregate cost of $197 million. No shares were purchased in fiscal 1992. On November 7, 1994, the board of directors authorized the company to spend an
additional $25 million under its stock repurchase program.       The company's
current financial resources and estimated cash flow from operations are considered adequate to fund anticipated future growth and operating requirements. The company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.
     Cash Flows: Net cash provided by operating activities was $1.6 billion, $1.9 billion and $1.8 billion in fiscal 1994, 1993 and 1992, respectively. In fiscal 1993 and 1992, the company sold direct financing and sales-type lease receivables for $181 million and $138 million, respectively. There were no such sales in fiscal 1994. Net cash provided by operating activities has been used to finance equipment purchases and, accordingly, has had a positive impact on the level of borrowing required to support the company's investment in its lease portfolio. The company estimates that existing leasing and disaster recovery contracts at September 30, 1994 may generate gross cash receipts of approximately $4.2 billion in the future, including $1.8 billion in fiscal 1995. The company's liquidity is augmented by the realization of cash from the future remarketing of leased equipment residual values. Utilizing independent forecasts of equipment values at lease termination or management estimates, the projected gross cash receipts to be provided from remarketing residuals in future years may total in excess of $1.0 billion.
     Credit Lines: At September 30, 1994, the company had $1.1 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which $457 million was unused. The company had committed credit lines established with thirty-two banks at September 30, 1994 of $875 million.
     Senior Notes: In June, 1992, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission for a shelf offering (the "Shelf Offering") of Senior Debt Securities with terms to be set at the time of sale. During fiscal 1994, the company issued $193 million of senior notes. At September 30, 1994, $73 million of debt securities remain available for issuance under the Shelf Offering.
     Secured Debt: Proceeds from the discounting of lease rentals, including proceeds from the sale of lease-backed certificates, were $725 million, $762 million, and $813 million in fiscal 1994, 1993 and 1992, respectively. During the last five years, discounting of lease rentals provided cash totaling $4.0 billion. In fiscal 1994, 51% of equipment purchased for leasing was financed by these secured borrowings, compared to 49% and 42% in fiscal 1993 and 1992, respectively.

REVENUE
Total revenue of approximately $2.1 billion and $2.2 billion for fiscal 1994 and 1993, represented decreases of 3% and 2%, respectively, over the prior year periods. The declines in operating lease revenue in fiscal 1994, 1993 and 1992 as compared to the prior year reflect the lack of growth in operating lease volume during the last three fiscal years. The declines in direct financing revenue in both fiscal 1994 and 1993 as compared to the prior year reflect both a decline in interest rates and the impact of the reduction in the net investment in direct financing leases resulting from the company's offering of lease-backed certificates (see Note 6 of Notes to Consolidated Financial Statements for additional information). The increase in sales-type lease revenue in fiscal 1994 compared to fiscal 1993 reflects the company's strong remarketing activities. See "Disaster Recovery" for a discussion of disaster recovery revenue and margins and "Sales" for a discussion of sales revenue and margins. The increase in other revenue as compared to the prior year period is due to the Insurance Proceeds.
     Leasing: Leasing volume in fiscal 1994 and 1993 decreased as compared to the year earlier periods. However, remarketing activity remained strong, and overall margins on remarketing activities increased. The decline in leasing volume is due to a number of factors, including, but not limited to: the slow growth in worldwide economies, changes in the traditional mainframe business (including the repositioning of the traditional mainframe as a powerful "file server" running networks of PCs and newer, transitional mainframe products leading toward systems integration), delays in equipment acquisition decisions pending definitive product strategy announcements from the leading high technology equipment manufacturers, cost pressures and the related impact on capital budgets, and, with respect to the medical industry, uncertainty surrounding federal proposals on health care. Conversely, cost pressures have strengthened the company's remarketing activities as high technology equipment users opt for remarketed equipment as a cost effective alternative to new equipment. Additionally, while the company's mainframe portfolio decreased, its portfolio of other high technology assets increased as a percentage of the total portfolio, thereby reducing the company's future dependence on mainframe activity. The higher earnings contributions from remarketing illustrate the value of the company's lease portfolio and the company's ability to realize residual values. However, the decline in the overall lease portfolio may have an impact on the company's future remarketing activities as the company has less equipment to remarket, particularly computer and related peripheral
equipment.       Cost of equipment placed on lease was $1.6 billion in fiscal
1994, compared to cost of equipment placed on lease of $1.7 billion and $2.0 billion in fiscal 1993 and 1992, respectively. Cost of equipment other than mainframe and related peripheral equipment placed on lease was $775 million and $704 million for fiscal 1994 and 1993, respectively. European lease volume decreased in fiscal 1994, with cost of equipment placed on lease of $190 million in comparison to $272 million in fiscal 1993 (see International Operations - Europe). In June, 1994, the company signed an agreement under which the company acquired the computer leasing business of Promodata S. A., an independent computer leasing company headquartered in France. The company believes that this acquisition will enhance its position in the European market for information technology, while providing the company with equipment to remarket in the future. The cost of the acquisition was not material.
There have been a number of changes in the information technology industry in the last five years, including the emergence of technological alternatives to traditional mainframe processing and applications. While there are few clear trends, it appears that mainframes remain the primary platform for enterprisewide computing and, for highly data-intensive applications, mainframe applications are still the most cost effective. Independent reports indicate that mainframe capacity increased about 10% in calendar 1993 and is expected to increase a like amount in 1994. However, the reality is that the power of computing is moving out of a centralized platform and on to the desktop. The company believes that the emerging markets for client/server and distributed processing represent opportunities for hardware, disaster recovery and consulting services. Early indications are that, similar to the traditional mainframe market, leasing provides flexibility and preserves capital, while managing technological risks for the user. Secondly, because of the costs and complexity of transitioning to client/server, users are looking to their suppliers for assistance and the company believes consulting revenue, with its higher margins, will become an important earnings contributor in the future. The company has been establishing strategic partnerships and alliances with highly regarded client/server product providers and certain niche organizations in order to position itself as the supplier of choice in
client/server and distributed computing.       Lower hardware costs (including
mainframe costs), and a greater emphasis on client/server and personal computer leases have resulted in reductions in the average lease transaction, reduced residual values and shortened lease terms, while putting pressure on lease margins. Accordingly, the company has focused its efforts on cost containment, operating efficiencies, and the development of its consulting services to operate profitability in this changing market. While the company's customer base and independence remain strong assets, it is clear that customers are seeking more than financing alternatives or cost per MIPS-
traditional competitive methodologies of the company.       Total leasing
revenue minus total leasing costs was $534 million, or 35% of total leasing revenue (the "Percentage"), and $543 million, or 34% of total leasing revenue, in fiscal 1994 and 1993, respectively. The operating Percentage has remained stable the last three fiscal years and the company expects the operating Percentage to remain at or slightly above current levels in fiscal 1995. The sales-type lease Percentage increased in fiscal 1994 as compared to fiscal 1993, reflecting higher margins on remarketing of equipment in the lease portfolio. The following graph presents the Percentage for total leasing, operating, and sales-type leases for the five years ended September 30, 1994.




(5-year graph)

     Sales: Revenue from sales totaled $271 million in fiscal 1994, compared to $313 million and $311 million in fiscal 1993 and 1992, respectively. The decrease in sales revenue in fiscal 1994 compared to the prior year is primarily due to reduced mainframe sales and lower sales revenue per unit on mainframes. The increase in fiscal 1993 was primarily due to sales of IBM ES/9000 and high-end Amdahl mainframes, offset by lower sales prices for IBM 3090 mainframes. Margins on sales were 17% in fiscal 1994 compared to 12% in fiscal 1993 and 1992. The higher margins in fiscal 1994 reflect improved margins from remarketing equipment other than mainframe and related peripheral equipment.
     Disaster Recovery: Revenue from disaster recovery services (also referred to as business continuity services) of $242 million in fiscal 1994 and $216 million in fiscal 1993 represented increases of 12% over each of the preceding years. The increases are primarily the result of growth in the customer base and services. As of September 30, 1994, the company had nine major recovery facilities located throughout the United States and Canada and recovery
facilities in the United Kingdom and France.       Disaster recovery costs of
$224 million for fiscal 1994 increased 9% over disaster recovery costs of $206 million in fiscal 1993. Fiscal 1993 costs and expenses were 18% higher than fiscal 1992. Cost containment efforts by the company, particularly personnel related, slowed the growth of disaster recovery costs in fiscal 1994, and improved disaster recovery margins significantly over the prior year. Higher revenues coupled with successful cost containment efforts in fiscal 1994 resulted in disaster recovery pretax earnings of $18 million in fiscal 1994
compared to $10 million in fiscal 1993.       In March, 1994, the company
announced a project to expand and enhance the company's current disaster recovery services and to provide the industry's first recovery center dedicated to client/server environments. The project was completed in September, 1994. Enhanced capabilities include client/server platforms, work areas, open systems, networks, midrange and mainframe computers.

COSTS AND EXPENSES
Total costs and expenses were $2.0 billion for both fiscal 1994 and 1993. Excluding the IBM litigation settlement, total costs and expenses decreased 3% in fiscal 1994 compared to fiscal 1993, primarily due to reduced leasing costs related to declining operating lease revenue and a decrease in interest expense. Fiscal 1993 total costs and expenses were 7% lower than fiscal 1992. The decrease in fiscal 1993 compared to fiscal 1992 was primarily due to the restructuring, litigation and receivables reserve charges recorded in fiscal 1992, coupled with decreased operating lease costs attributable to reduced
operating lease volume.       Selling, general and administrative expenses
totaled $213 million in fiscal 1994, $197 million in fiscal 1993, and $198 million in fiscal 1992, respectively. See "Summary" for a description of the company's cost containment efforts. The Contribution was recorded in the quarter ended June 30, 1994 to establish and fund the Comdisco Foundation.
The company has a history of charitable giving because it believes that active support of charitable organizations helps fulfill the company's social and philanthropic responsibilities to the communities in which it operates. The formation of the Comdisco Foundation, which will contribute its funds periodically to other charitable organizations, will provide an efficient means by which the company can continue to fulfill its charitable giving goals. The company estimates that the net effect of the Contribution will be an annual cash savings and reduction in selling, general and administrative expense of approximately $700,000 beginning in fiscal 1995. Excluding the Contribution, selling, general and administrative expenses increased 3% in fiscal 1994 compared to fiscal 1993, reflecting the impact of the company's emphasis on cost containment. Costs associated with the IBM Litigation included in selling, general and administrative expenses were $5 million in fiscal 1992 (see Note 9 of Notes to Consolidated Financial Statements for a
discussion of the litigation reserve).       Interest expense for fiscal 1994
totaled $263 million in comparison to $291 million in fiscal 1993 and $350 million in fiscal 1992. The decrease in interest expense in fiscal 1994 and 1993 primarily reflects declining interest rates and lower average daily borrowings. In both fiscal 1993 and 1994, net cash from operations, which exceeded equipment purchases, was utilized to reduce debt. Recent actions by the Federal Reserve have pushed interest rates higher which are expected to increase the company's cost of borrowing in fiscal 1995 (see Note 6 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings and effective interest rates).

INCOME TAXES
Note 12 of Notes to Consolidated Financial Statements on page 45 provides details about the company's income tax provision and the impact of adopting FAS 109 in fiscal 1993.

INTERNATIONAL OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim. The company also operates in South
America.       Revenue from international operations, including export sales and disaster recovery operations, was $390 million in fiscal 1994 compared to $481 million and $519 million in fiscal 1993 and 1992, respectively. International revenues represented 19% of the company's total revenue in fiscal 1994, 22% in fiscal 1993 and 24% in fiscal 1992.
     Canada: Total revenue, primarily from leasing activities, for fiscal 1994 in Canada was $62 million compared to $79 million and $101 million in fiscal 1993 and 1992, respectively. Cost of equipment placed on lease in fiscal 1994 and 1993 was $58 million and $35 million, respectively. Net cash provided by operations is the company's primary source of funds for its Canadian operations, although the company has short-term lines of credit in Canada to support short-term liquidity requirements.
     Europe: The company's European operations, excluding disaster recovery activities, had pretax earnings of $3 million in fiscal 1994 compared to a break-even level in fiscal 1993 and a pretax loss of $(9) million in fiscal 1992. Total leasing and sales revenue from European operations was $231 million in fiscal 1994 compared to $303 million in fiscal 1993 and $335 million in fiscal 1992. The European lease base has been financed primarily by utilizing existing short-term lines of credit and discounted lease rentals.
   The company's European operations contributed positively to the company's results of operations for fiscal 1994. The company believes these results reflect changes made to improve the financial performance of its European operations. Remarketing activity in the European marketplace also contributed to its performance. While the company is pleased with these results, the company recognizes that sustaining such results over the long-term, especially considering recent economic indicators in Europe and the related decline in cost of equipment placed on lease in both fiscal 1994 and 1993, will require continued management focus (see "Leasing" for discussion of Promodata S. A. acquisition).
      Geographic area data is included in Note 17 of Notes to Consolidated Financial Statements on page 48.

DISCONTINUED OIL AND GAS ACTIVITIES
Note 11 of Notes to Consolidated Financial Statements on page 44 contains information regarding the company's discontinued oil and gas activities.

DERIVATIVE FINANCIAL INSTRUMENTS
Note 6 of Notes to Consolidated Financial Statements on page 40 contains information about the company's derivative financial instruments, including the purposes for which such instruments are held.

INFLATION
The primary effects of specific price inflation on the company are in the area of leased equipment and the related depreciation and amortization expense. The company operates in an environment of declining prices, depreciation is generated from an income producing asset, and the depreciation policy amortizes the lease portfolio to its estimated fair market value at lease termination. Accordingly, the impact of inflation on the company's operations is considered insignificant. The effect of specific price inflation on inventory and related cost of sales is also insignificant because of the rapid inventory turnover in the buy/sell aspects of the company's activities.


PRICE RANGE OF COMMON STOCK
The company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 1994, there were approximately 2,240 record holders of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 1994 and 1993.


                     94                                    93
QUARTER  HIGH    LOW     DIVIDENDS  HIGH     LOW    DIVIDENDS
FIRST    $21.00  $16.75  $     .08  $16.50  $14.00  $     .07
SECOND    24.25   19.00        .09   17.38   13.13        .07
THIRD     22.88   17.75        .09   16.25   13.88        .07
FOURTH    22.38   18.13        .09   17.25   14.00        .08



CONSOLIDATED STATEMENTS
OF EARNINGS
Comdisco, Inc. and Subsidiaries(in millions except per share data)

                                                                            94       93       92
REVENUE
LEASING:
OPERATING                                                               $1,002   $1,099   $1,159
  DIRECT FINANCING                                                         186      190      197
  SALES-TYPE                                                               350      294      306
    TOTAL LEASING                                                        1,538    1,583    1,662
SALES                                                                      271      313      311
DISASTER RECOVERY                                                          242      216      193
OTHER                                                                       47       41       39
TOTAL REVENUE                                                            2,098    2,153    2,205
COSTS AND EXPENSES
LEASING:
  OPERATING                                                                746      815      863
  SALES-TYPE                                                               258      225      231
    TOTAL LEASING                                                        1,004    1,040    1,094
SALES                                                                      225      275      274
DISASTER RECOVERY                                                          224      206      175
SELLING, GENERAL AND ADMINISTRATIVE                                        213      197      198
IBM LITIGATION SETTLEMENT                                                   70        -        -
LITIGATION AND RECEIVABLES CHARGE                                           10        -       45
RESTRUCTURING CHARGE                                                         -        -       35
INTEREST                                                                   263      291      350
  TOTAL COSTS AND EXPENSES                                               2,009    2,009    2,171
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, EXTRAORDINARY
 LOSS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE               89      144       34
INCOME TAXES                                                                36       57       14
EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY LOSS
  AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                   53       87       20
LOSS FROM DISCONTINUED OIL AND GAS ACTIVITIES (NET OF INCOME TAXES)          -      (20)       -
EARNINGS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                            53       67       20
EXTRAORDINARY LOSS (NET OF INCOME TAXES)                                     -        -      (29)
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                            53       67       (9)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                          -       20        -
NET EARNINGS (LOSS) BEFORE PREFERRED DIVIDENDS                              53       87       (9)
PREFERRED DIVIDENDS                                                         (9)      (7)       -
NET EARNINGS (LOSS) TO COMMON STOCKHOLDERS                              $   44   $   80   $   (9)
EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:
  EARNINGS FROM CONTINUING OPERATIONS                                   $ 1.16   $ 1.97   $  .49
  LOSS FROM DISCONTINUED OIL AND GAS ACTIVITIES                              -     (.50)       -
  EXTRAORDINARY LOSS                                                         -        -     (.70)
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                        -      .50        -
    NET EARNINGS (LOSS) TO COMMON STOCKHOLDERS                          $ 1.16   $ 1.97   $ (.21)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Comdisco, Inc. and Subsidiaries
(in millions except number of shares and per share data)

                                                                                    94       93
ASSETS
CASH AND CASH EQUIVALENTS                                                       $   51   $   70
CASH - LEGALLY RESTRICTED                                                           37       48
RECEIVABLES, NET                                                                   169      158
INVENTORY OF EQUIPMENT                                                             145      164
LEASED ASSETS:
  DIRECT FINANCING AND SALES-TYPE                                                2,144    2,073
  OPERATING (NET OF ACCUMULATED DEPRECIATION)                                    1,696    1,834
    NET LEASED ASSETS                                                            3,840    3,907
BUILDINGS, FURNITURE AND OTHER, NET                                                168      175
OTHER ASSETS                                                                       397      438
                                                                                $4,807   $4,960
LIABILITIES AND STOCKHOLDERS' EQUITY
NOTES PAYABLE                                                                   $  593   $  655
TERM NOTES PAYABLE                                                                 291      206
SENIOR AND SUBORDINATED DEBT                                                     1,073    1,119
ACCOUNTS PAYABLE                                                                    84      100
INCOME TAXES:
  CURRENT                                                                            -        4
  DEFERRED                                                                         229      198
OTHER LIABILITIES                                                                  248      269
DISCOUNTED LEASE RENTALS                                                         1,548    1,670
                                                                                 4,066    4,221
STOCKHOLDERS' EQUITY:
PREFERRED STOCK $.10 PAR VALUE. AUTHORIZED 100,000,000 SHARES:
8.75% CUMULATIVE PREFERRED STOCK, SERIES A AND SERIES B
  $25 STATED VALUE AND LIQUIDATION PREFERENCE, 4,000,000 SHARES ISSUED             100      100
COMMON STOCK $.10 PAR VALUE. AUTHORIZED 200,000,000 SHARES;
    ISSUED 47,300,054 SHARES (47,219,823 IN 1993)                                    5        5
ADDITIONAL PAID-IN CAPITAL                                                                    139      138
DEFERRED COMPENSATION (ESOP)                                                       (10)     (12)
DEFERRED TRANSLATION ADJUSTMENT                                                      -       (7)
RETAINED EARNINGS                                                                  681      650
                                                                                   915      874
COMMON STOCK HELD IN TREASURY, AT COST; 10,604,146 SHARES (8,608,502 IN 1993)     (174)    (135)
TOTAL STOCKHOLDERS' EQUITY                                                         741      739
                                                                                $4,807   $4,960

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Comdisco, Inc. and Subsidiaries

                                                          Additional   Deferred   Deferred                Common
                                      Preferred  Common   paid-in      compen-    translation   Retained  stock in
(in millions)                         stock      stock    capital      sation     adjustment    earnings  treasury
Balance at September 30, 1991         $       -  $    5   $      134   $    (16)  $         8      $ 632  $   (129)
Net loss                                                                                              (9)
Cash dividends - common
($.28 per share)                                                                                     (11)
Stock dividend                                                     7                                 (30)       23
Issuance of Series A preferred stock         75                   (2)
Translation adjustment                                                                     10
Reduction of guaranteed
  ESOP debt                                                                   2
Balance at September 30, 1992                75       5          139        (14)           18        582      (106)
Net earnings                                                                                          87
Cash dividends - preferred                                                                            (7)
Cash dividends - common
($.29 per share)                                                                                     (12)
Issuance of Series B preferred stock         25                   (1)
Translation adjustment                                                                     (25)
Reduction of guaranteed
  ESOP debt                                                                   2
Purchase of common stock                                                                                       (29)
Balance at September 30, 1993               100       5          138        (12)           (7)       650      (135)
Net earnings                                                                                          53
Cash dividends - preferred                                                                            (9)
Cash dividends - common                                                                              (13)
($.35 per share)
Stock options exercised                                            1
Translation adjustment                                                                      7
Reduction of guaranteed
  ESOP debt                                                                                 2
Purchase of common stock                                                                                       (39)
Balance at September 30, 1994         $     100  $    5   $      139   $    (10)  $         -   $    681  $   (174)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
Comdisco, Inc. and Subsidiaries(in millions)


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
                                                                                1994      1993      1992
CASH FLOWS FROM OPERATING ACTIVITIES:
  OPERATING LEASE AND OTHER LEASING RECEIPTS                                        $ 1,122   $ 1,246   $ 1,297
  DIRECT FINANCING AND SALES-TYPE LEASING RECEIPTS                                      907       863       871
  SALES OF DIRECT FINANCING AND SALES-TYPE LEASE RECEIVABLES                              -       181       138
  LEASING COSTS, PRIMARILY RENTALS PAID                                                 (49)      (78)     (102)
  SALES                                                                                 283       315       308
  SALES COSTS                                                                          (147)     (175)     (157)
  DISASTER RECOVERY RECEIPTS                                                            240       210       179
  DISASTER RECOVERY COSTS                                                              (200)     (187)     (158)
  OTHER REVENUE                                                                          48        36        29
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                         (193)     (215)     (207)
  IBM LITIGATION SETTLEMENT                                                             (70)        -         -
  INTEREST                                                                             (268)     (290)     (358)
  INCOME TAXES                                                                          (34)      (33)       (7)
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                         1,639     1,873     1,833
CASH FLOWS FROM INVESTING ACTIVITIES:
  EQUIPMENT PURCHASED FOR LEASING                                                    (1,433)   (1,547)   (1,915)
  INVESTMENT IN DISASTER RECOVERY FACILITIES                                            (18)      (15)      (28)
  OTHER                                                                                 (12)      (19)      (15)
  NET CASH USED IN INVESTING ACTIVITIES                                              (1,463)   (1,581)   (1,958)
CASH FLOWS FROM FINANCING ACTIVITIES:
  DISCOUNTED LEASE PROCEEDS                                                             725       762       813
  NET INCREASE (DECREASE) IN NOTES PAYABLE                                              (62)     (111)      413
  ISSUANCE OF TERM NOTES, SENIOR NOTES AND SUBORDINATED DEBENTURES                      300       123       365
  MATURITIES AND REPURCHASES OF TERM NOTES, SENIOR NOTES AND SUBORDINATED DEBENTURES   (262)     (110)     (597)
  PRINCIPAL PAYMENTS ON SECURED DEBT                                                   (849)     (945)     (927)
  DECREASE (INCREASE) IN LEGALLY RESTRICTED CASH                                         11        20       (67)
  ISSUANCE OF PREFERRED STOCK                                                             -        24        73
  COMMON STOCK REPURCHASED AND PLACED IN TREASURY                                       (39)      (29)        -
  DIVIDENDS PAID ON COMMON STOCK                                                        (13)      (12)      (11)
  DIVIDENDS PAID ON PREFERRED STOCK                                                      (9)       (7)        -
  OTHER                                                                                   3       (11)       (3)
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                   (195)     (296)       59
NET DECREASE IN CASH AND CASH EQUIVALENTS                                               (19)       (4)      (66)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           70        74       140
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $    51   $    70   $    74

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Comdisco, Inc. and Subsidiaries
(in millions)                                                                Years Ended September 30,

RECONCILIATION OF NET EARNINGS (LOSS)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES:																																94							93					 	92
<s    >
NET EARNINGS (LOSS)                                                      $   53   $   87   $   (9)
ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO NET CASH PROVIDED
OPERATING ACTIVITIES:
  LEASING COSTS, PRIMARILY DEPRECIATION AND AMORTIZATION                    955      962      992
  LEASING REVENUE, PRIMARILY PRINCIPAL PORTION OF DIRECT
  FINANCING AND SALES-TYPE LEASE RENTALS                                    491      526      506
  SALES OF DIRECT FINANCING AND SALES-TYPE LEASE RECEIVABLES                  -      181      138
  COST OF SALES                                                              78      100      117
  INCOME TAXES                                                                2       24        7
  INTEREST                                                                   (5)       1       (8)
  EXTRAORDINARY LOSS                                                          -        -       29
  RESTRUCTURING CHARGE                                                        -        -       28
  DISCONTINUED OIL AND GAS ACTIVITIES                                         -       20        -
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                         -      (20)       -
  DEPRECIATION AND AMORTIZATION ON BUILDINGS, FURNITURE AND OTHER            37       33       32
  BAD DEBT EXPENSE                                                           10       10       30
  CONTRIBUTION CHARGE                                                        10        -        -
  OTHER, NET                                                                  8      (51)     (29)
  NET CASH PROVIDED BY OPERATING ACTIVITIES                              $1,639   $1,873   $1,833

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  ASSUMPTION OF DISCOUNTED LEASE RENTALS IN LEASE PORTFOLIO ACQUISITION  $    2   $   30   $   37

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies
Principles of consolidation: The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.
Accouting changes: In the first quarter of fiscal 1993, the company adopted FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("FAS 109") as of October 1, 1992. The adoption of this standard changed the company's method of accounting for income taxes from the deferred method to an asset and liability approach. The Statement requires deferred taxes on the balance sheet to be stated at enacted tax rates expected to be in effect when these balances reverse, i.e., when taxes actually will be paid or recovered. Previously, deferred taxes were based on the enacted tax rate when these amounts were first recognized. See also Note 12 of Notes to Consolidated Financial Statements. The accounting change did not affect the company's cash flows.
Lease accounting: See "Leasing" section on pages 38 through 40 for a description of lease accounting policies, lease revenue recognition and related costs.
Disaster recovery: Revenue from disaster recovery contracts is recognized monthly as subscription fees become due.
Cash and cash equivalents: Cash equivalents are comprised of highly liquid debt instruments with original maturities of 90 days or less.
Cash - legally restricted: Legally restricted cash represents cash and cash equivalents that are restricted solely for use as collateral in secured borrowings and are not available to other creditors.
Oil and gas: See Note 11 of Notes to Consolidated Financial Statements for a discussion of discontinued oil and gas activities.
Inventory of equipment: Inventory of equipment is stated at the lower of cost or market by categories of similar equipment.
Interest rate derivative instruments: Interest rate differentials on swaps are accrued as interest rates change over the contract period.
Earnings (loss) per common share: Earnings (loss) per common and common equivalent share are computed based on the weighted average number of common and common equivalent shares outstanding during each period.

Dilutive stock options included in the number of common and common equivalent shares are based on the treasury stock method. The number of common and common equivalent shares used in the computation of earnings per common share for the years ended September 30, 1994, 1993, and 1992 were 38,505,429, 40,207,996, and 40,857,133, respectively.

LEASING
Note 2 Lease Accounting Policies
FASB Statement of Financial Accounting Standards No. 13 requires that a lessor account for each lease by either the direct financing, sales-type or operating method.
Leased Assets:
     Direct financing and sales-type leased assets consist of the present value of the future minimum lease payments plus the present value of the residual (collectively referred to as the net investment). Residual is the estimated fair market value at lease termination.
     Operating leased assets consist of the equipment cost, less the amount depreciated to date.
Revenue, Costs and Expenses:
     Direct financing leases - Revenue consists of interest earned on the present value of the lease payments and residual. Revenue is recognized periodically over the lease term as a constant percentage return on the net investment. There are no costs and expenses related to direct financing leases since leasing revenue is recorded on a net basis.
     Sales-type leases - Revenue consists of the present value of the total contractual lease payments which is recognized at lease inception. Costs and expenses consist of the equipment's net book value at lease inception, less the present value of the residual. Interest earned on the present value of the lease payments and residual, which is recognized periodically over the lease term as a constant percentage return on the net investment, is included in direct financing lease revenue in the statement of earnings.
       Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term.
 Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value.

       Equity transactions - The company enters into equity transactions with third-party investors who obtain ownership rights, which include tax depreciation deductions and residual interests. The company retains control and the use of the equipment generally throughout its economic life by leasing back the equipment from the third-party investor. Accordingly, the leased asset cost related to the period of control remains on the balance sheet. Revenue consists of the profit recognized on equity transactions and is included in operating lease revenue. Profit is recognized on a straight-line basis over the leaseback term (life of the transaction).
     Initial direct costs related to operating and direct financing leases, including salesperson's commissions, are capitalized and amortized over the lease term.

NOTE 3  Leased Assets
The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:

(in millions)                                 94             93
Minimum lease payments receivable         $2,177         $2,080
Estimated residual values                    260            305
Less: unearned revenue                      (293)          (312)
Net investment in direct financing and
  sales-type leases                       $2,144         $2,073

Unearned revenue is recorded as leasing revenue over the lease terms. Operating leased assets include the following as of September 30:

(in millions)                               1994          1993
Operating leased assets                   $3,132        $3,308
Less:  Accumulated depreciation and
  amortization                            (1,436)       (1,474)
Net                                       $1,696        $1,834

NOTE 4 Lease Portfolio Information
The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year of projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 1994 (in millions):

                   PROJECTED YEAR OF LEASE TERMINATION

            COST AT                                 99
YEAR LEASE  LEASE                                  AND
COMMENCED   INCEPTION   95     96      97    98  AFTER
1990
AND PRIOR   $     936  $  659  $ 166  $   69  $ 18  $  24
1991            1,017     441    399      93    78      6
1992            1,514     612    387     409    53     53
1993            1,473     234    557     323   278     81
1994            1,582      83    334     662   270    233
            $   6,522  $2,029  1,843  $1,556  $697  $ 397

The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 1994. The table is presented by year of lease commencement and by year of projected lease termination (in millions):

                     PROJECTED YEAR OF LEASE TERMINATION
            NET BOOK
            VALUE AT                              99
YEAR LEASE  LEASE                                AND
COMMENCED   TERMINATION   95    96    97   98  AFTER
1990
AND PRIOR   $        73  $ 64  $  7  $  1  $ 1  $   -
1991                 97    47    47     3    -      -
1992                179    89    41    44    -      5
1993                193    36    68    40   36     13
1994                241    20    56   101   40     24
            $       783  $256  $219  $189  $77  $  42

NOTE 5 Owned Equipment - Future Noncancelable Lease Rentals and Disaster
Recovery Subscription Fees
Presented below is a summary of future noncancelable lease rentals on owned equipment and future subscription fees on noncancelable disaster recovery
contracts (collectively, "cash in-flows").       The summary presents expected
cash in-flows, except for cash to be received on non-owned equipment of $35 million, due in accordance with the contractual terms in existence as of
September 30, 1994. The table also presents the amounts to be received by financial institutions for leases discounted on a nonrecourse basis (see Note 6 of Notes to Consolidated Financial Statements).


                                                    YEARS ENDING SEPTEMBER 30,

                                                                            99
                                                                           and
(in millions)                                       95     96    97    98  after  Total
Expected future cash in-flows:
  Operating leases                              $  737  $ 441  $190  $ 58  $  22  $1,448
  Direct financing and sales-type leases           912    645   361   160     99   2,177
  Disaster recovery contracts                      190    149   101    58     27     525
    Total                                        1,839  1,235   652   276    148   4,150
Less: To be received by financial institutions
  Operating leases                                 391    234    94    19      3     741
  Direct financing and sales-type leases           405    286   159    77     30     957
    Total                                          796    520   253    96     33   1,698
    To be received by the company               $1,043  $ 715  $399  $180  $ 115  $2,452


FINANCING

NOTE 6 Interest-Bearing Liabilities
Interest-bearing liabilities include the following (dollars in millions):

                                         94                               93
                         AT SEPTEMBER 30      AVERAGE      AT SEPTEMBER 30      AVERAGE

                          BALANCE  RATE    BALANCE  RATE    BALANCE  RATE     BALANCE  RATE
NOTES PAYABLE:
  Credit lines            $   223   5.00%  $ 182 4    .91%  $   248    4.99%  $   225    5.96%
  Commercial paper            370   5.04%      416   5.43%      407    4.04%      445    5.28%
Term notes                    291   6.36%      240   5.54%      206    5.23%      212    5.31%
Senior notes                1,040   8.24%    1,083   8.45%    1,107    8.37%    1,085    8.71%
Subordinated debt              33   7.97%       14   9.75%       12   11.00%       12   11.05%
Discounted lease rentals    1,548   6.90%    1,618   7.27%    1,670    7.53%    1,741    8.26%
                          $ 3,505   6.95%  $ 3,553   7.19%  $ 3,650    7.10%  $ 3,720    7.73%

The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):

                                                                94                                             93


                                     OUT-                           OUT-              OUT-
                                     STANDING  MATURITIES           STANDING          STANDING           MATURITIES
                          BEGINNING  ISSU-     AND                  END       FAIR    BEGINNING  ISSU-  AND
(in millions)             OF YEAR    ANCES     REPURCHASES   OTHER  OF YEAR   VALUE   OF YEAR    ANCES  REPURCHASES   OTHER
Notes payable:
  Credit lines            $     248  $      -  $       (25)  $   -  $    223  $  223  $     246  $   2  $         -   $   -
  Commercial paper              407         -          (37)      -       370     370        520      -         (113)      -
Term notes                      206        87          ( 2)      -       291     293        238      -          (32)      -
Senior notes                  1,107       193         (260)      -     1,040   1,061      1,062    123         ( 78)      -
Subordinated debt                12        20            -       1        33      33         14      -            -      (2)
Discounted lease rentals      1,670       725         (849)      2     1,548   1,521      1,823    762         (945)     30
                          $   3,650  $  1,025  $    (1,173)  $   3  $  3,505  $3,501  $   3,903  $ 887  $    (1,168)  $  28


                          OUT-
                          STANDING
                          END        FAIR
(in millions)             OF YEAR    VALUE
Notes payable:
  Credit lines            $     248  $    248
  Commercial paper              407       407
Term notes                      206       215
Senior notes                  1,107     1,207
Subordinated debt                12        12
Discounted lease rentals      1,670     1,707
                          $   3,650  $  3,796




The fair value of the company's interest-bearing liabilities was estimated based generally on quoted market prices for the same or similar instruments or on current rates offered the company for similar debt of the same maturity.
   The annual maturities of all interest-bearing liabilities at September 30, 1994 were as follows:

                      YEARS ENDING SEPTEMBER 30,

                                               99
                                              AND
(in millions)           95    96    97    98  AFTER  TOTAL
NOTES PAYABLE:
  CREDIT LINES      $  223  $  -  $  -  $  -  $   -  $  223
  COMMERCIAL PAPER     370     -     -     -      -     370
TERM NOTES             182    34    28    47      -     291
SENIOR NOTES           262   279   255     -    244   1,040
SUBORDINATED DEBT        -    13     -     -     20      33
DISCOUNTED LEASE
  RENTALS              709   479   236    92     32   1,548
                    $1,746  $805  $519  $139  $ 296  $3,505




Notes payable: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:

(in millions)                            94      93

TOTAL CREDIT LINES:
  COMMITTED                             $  875  $  900
  UNCOMMITTED (BID RATE FACILITIES)        175     215
                                        $1,050  $1,115
CREDIT LINES UTILIZED AT
  SEPTEMBER 30:
  COMMITTED                             $  500  $  608
  UNCOMMITTED                               93      47
                                        $  593  $  655
CREDIT LINES AVAILABLE AT SEPTEMBER 30  $  457  $  460
MAXIMUM AMOUNT OUTSTANDING
  AT  ANY MONTH END                     $  828  $  803

The company had outstanding interest rate caps totaling $27 million on foreign short-term borrowings to mitigate interest rate risks.

     Committed lines: The company's committed lines have been established with thirty-two banks, nine of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 1994, the company had committed domestic and foreign unsecured lines of credit as follows:

                                      Number
Facility                             of banks    Expiration date
$400 million Multi-Option Facility
  with Letter of Credit Enhancement
  for Commercial Paper                     10    March, 1997
$400 million Global Facility with
  Letter of Credit Enhancement for
  Commercial Paper                         19    December, 1996
Other credit agreements:
  $50 million                               1    June, 1995
  $25 million                               3     Various


There are no compensating balance requirements on any of the committed lines. At September 30, 1994, the company had $500 million outstanding under its committed lines, including $370 million supporting the company's commercial
paper program.       The $400 million multi-option revolving credit agreement
and the $400 million global revolving credit agreement (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. The Facilities include four letter of credit facilities to support the issuance of commercial paper notes by the company. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus forty basis points, or at the banks' then current base rates. The Facilities call for the company to pay: 1) an annual fee of thirty-five basis points per annum on the committed amount, plus 2) forty basis points on the total letters of credit issued to support the company's commerical paper issuances and 3) other annual facility and letter of credit fees. The $50 million other credit agreement permits the company to borrow in U.S. dollars or other currencies. Interest rates on debt outstanding are set at the time of the borrowings based on LIBOR plus forty basis points, or other alternative rates. The company also pays a facility fee at annual rates of twenty to twenty-two and one-half basis points on the committed amount, plus, where applicable, a usage fee.
     Uncommitted lines: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks under which $175 million may be borrowed on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with these lines.
     Commercial paper: At September 30, 1994, the company had $600 million of commercial paper facilities (of which $370 million was outstanding at September 30, 1994) including $400 million of European and domestic credit enhanced commercial paper facilities, all of which are supported by its committed lines of credit. Domestically, the facilities were rated A-1+ by Standard & Poors, and either D-1+ by Duff & Phelps or P-1 by Moodys.

Term notes payable: Term notes payable include the following at September 30:


(in millions)                                94      93

RECEIVABLE-BACKED COMMERCIAL PAPER
(FLOATING RATE;  DUE 1995)               $  150  $  150
FLOATING RATE; DUE 1995                      87       -
BUILDING MORTGAGE (9.70%; DUE 1998)          44      44
GUARANTEED SENIOR ESOP
  NOTES (8.19%; DUE 1998)                    10      12
                                         $  291  $  206


Subsequent to the issuance of the mortgage, the company entered into an interest rate swap agreement that effectively converted this obligation to a floating rate obligation through maturity. See Note 15 of Notes to Consolidated Financial Statements regarding the senior ESOP notes.



Senior and subordinated debt: Senior and subordinated debt include the following at September 30:


(in millions)                                   94      93


SENIOR NOTES:
MEDIUM TERM NOTES ( 4.87% TO 9.99%)<FN1>   $  564  $  398
6.50% SENIOR NOTES DUE 1994                     -     159
8.95% SENIOR NOTES DUE 1995<FN2>              150     150
9.75% SENIOR NOTES DUE 1997<FN3>              200     200
7.75% SENIOR NOTES DUE 1999                    89     100
8.73% SENIOR NOTES, SERIES A, DUE 1994          -      63
9.02% SENIOR NOTES, SERIES B, DUE 1995         18      18
9.38% SENIOR NOTES, SERIES C, DUE 1996         19      19
    TOTAL SENIOR NOTES                      1,040   1,107
SUBORDINATED DEBT                              33      12
                                           $1,073  $1,119



1The company had outstanding interest rate swap agreements at September 30, 1994 and 1993 that effectively converted $51 million and $46 million, respectively, of medium-term fixed rate borrowings to floating rate obligations with an effective interest rate of 5.200% and 3.375%, respectively. The remaining terms of these swap agreements were more than one year at September 30, 1994.
2Subsequent to the issuance of these notes, the company entered into interest rate swap agreements that effectively converted $50 million of these notes to a floating rate obligation through May, 1994 and the balance to a floating rate obligation through maturity.
3Subsequent to the issuance of these notes, the company entered into an interest rate swap agreement to effectively convert $50 million of these notes to a floating rate obligation.

There are no sinking fund requirements associated with any of the company's senior notes. At September 30, 1994, $ 73 million remains available for the sale of debt securities under the most recent Form S-3
registration statement.      In fiscal 1992, the company purchased
and redeemed the balance of its then outstanding 10% Senior Notes and the balance of its then outstanding 9.65% Senior Subordinated Debentures (the "Senior Securities"). The difference between the purchase and/or redemption price and the outstanding principal amount of the Senior Securities, along with any remaining deferred issuance costs and bond discount, were recorded as an extraordinary loss of $48 million
($29 million after-tax).
Discounted lease rentals: The company utilizes its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. In return for this secured interest, the company receives a discounted cash payment. In the event of a default by a lessee, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the company.
Proceeds from discounting are recorded on the balance sheet as discounted lease rentals; as lessees make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded. Discounted lease rentals are reduced by the interest method.
       Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 1994 are as follows
(in millions):

                            Rentals to be
                             received by          Discounted
Years ending                 financial               lease        Interest
September 30,               Institutions            rentals        expense
1995                             $   796          $  709         $   87
1996                                 520             479             41
1997                                 253             236             17
1998                                  96              92              4
1999                                  33              32              1
                                 $ 1,698          $1,548           $150


Interest expense on discounted lease rentals was $118 million, $144 million, and $168 million in fiscal 1994, 1993, and 1992, respectively.
       Comdisco Receivables, Inc., a special purpose subsidiary of the company, filed registration statements for offerings of Certificates to be issued by the Comdisco Receivables Trust 1993-A, 1992-A and 1991-A. In February, 1993, May, 1992, and May, 1991, the Certificates were sold for $268 million, $243 million and $312 million, respectively, with limited recourse to the company. Subsequent to the February, 1993 issuance, the company entered into an interest rate cap agreement to reduce its exposure to rising interest rates.The portion of the proceeds relating to direct financing leases in 1993, 1992 and 1991 was $180 million, $127 million and $164 million, respectively, which resulted in a corresponding reduction in the net investment in direct financing leases. The remaining proceeds of $88 million in 1993, $116 million in 1992 and $148 million in 1991 resulted from operating leases and were included in discounted lease rentals.

Interest rate swap agreements and other derivative financial instruments:
The company is a party to a variety of interest rate and cross-currency interest rate swap agreements and other financial instruments in order to limit its exposure to a loss resulting from adverse fluctuations in foreign currency exchange and interest rates. Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency. Cross-currency interest rate swap contracts generally involve the exchange of payments which are based on the interest reference rates available at the inception of the contract on two different currency principal balances that are exchanged. The principal balances are re-exchanged at an agreed upon rate at a specified future date. Credit and market risk exist with respect to these instruments.
      Contract or notional (face) amounts outstanding include the following at September 30:

(in millions)                          94            93

INTEREST RATE SWAP AGREEMENTS     $   359       $   428
INTEREST RATE CAPS                    123           234


The impact of these contracts on interest expense for fiscal years 1994 and 1993 was immaterial. At September 30, 1994 and 1993, the estimated fair value of such contracts was ($11) million, including gains of $1 million, and $1 million, including gains of $9 million, respectively, based generally on their termination values at that date. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 1994, including those noted above, was $93 million, with an average interest rate of 9.25%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 1994, including those noted above, was $252 million, with an average interest rate of 4.35%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. However, because of the credit quality of the counterparties, the company does not anticipate non-performance by the counterparties.

OTHER FINANCIAL INFORMATION

Note 7  Receivables

Receivables (net of allowance for doubtful accounts of $10 million in 1994 and $13 million in 1993) include the following as of September 30:


(in millions)                            94          93

ACCOUNTS, NET                  $         99  $      114
INCOME TAXES                             32           8
NOTES                                     4           3
OTHER                                    34          33
                               $        169  $      158

NOTE 8 IBM Litigation Settlement and Contingencies
Note 16 to the 1993 Consolidated Financial Statements discussed contingencies of the company arising out of three legal actions filed against Comdisco by International Business Machines Corporation, IBM Credit Corporation and
certain IBM-related limited partnerships.       On August 26, 1994, all of the
parties to the three lawsuits entered into a settlement agreement. Pursuant to the settlement, Comdisco and all of the parties to the litigation exchanged mutual general release; the company agreed not to engage in the future sale or lease of altered IBM parts except pursuant to the requirements of the Stipulation and Order for Permanent Injunction entered into between the parties and ordered by the Court in IBM v. Comdisco, 91 C 6777 (N.D.Ill.); the company agreed not to lease, sublease, sell or relocate any ICC-owned equipment without IBM's prior written consent; the company agreed not to copy any IBM copyrighted microcode and software other than in accordance with license agreements pertaining thereto; and the company paid IBM $70 million.
    The company is also party to various other legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The company believes that the disposition of these matters will not have a material adverse effect on the financial position of the company.

NOTE 9 Litigation and Receivables Charge
In fiscal 1991 and 1992, International Business Machines Corporation and IBM Credit Corporation filed actions against the company (see Note 8 of Notes to Consolidated Financial Statements). Additional costs associated with these lawsuits, including outside legal counsel and additional in-house personnel, increased selling, general and administrative expenses in fiscal 1991 and the first half of fiscal 1992. The company vigorously defended itself in these matters and, accordingly, during the quarters ended March 31, 1992 and June 30, 1994, recorded charges of $20 million ($12 million after-tax) and $10 million ($6 million after-tax), respectively, for the establishment of, and increase to, a litigation reserve to cover estimated costs associated with the
litigation.       During the quarter ended March 31, 1992, the company
recorded a $25 million charge for estimated receivable losses ($15 million after-tax), reflecting continued uncertainty in the U.S. economy and its impact on the company's receivables and the credit quality of the company's lease portfolio.

NOTE 10 Restructuring Charge
During the quarter ended March 31, 1992, the company undertook several actions to realign its businesses, reduce its overall cost structure and withdraw from the leasing of certain high technology equipment. These actions resulted in a restructuring charge of $35 million ($21 million after-tax) for employee severance programs, primarily related to planned reorganizations of the company's headquarters and U.S. marketing operations, lease termination costs for excess facilities, and for the estimated cost to withdraw from the leasing of identified product lines. The restructuring plan is complete and requires no future cash outlays.

NOTE 11 Discontinued Operations
In November, 1991, the company's board of directors voted to discontinue the company's involvement in the oil and gas business. The board also approved the retention of outside advisors to assist in the divestiture of its oil and gas
operations.       The company's oil and gas activities are accounted for as
discontinued operations.       Based on certain events occurring in fiscal
1993, management revised its estimate of the net realizable value of the company's oil and gas investment, resulting in a loss provision of $33 million ($(20) million after-tax). These events included declines in the price of oil, unsuccessful exploration and costs associated with such exploration of previously undeveloped mineral and royalty rights and leasehold interests, disposition negotiations with the company's joint venture partners, amendments to the company's plan of disposition based on advice from its outside advisors (the "Revised Plan"), and the company's inability to attract viable bids from financially stable third parties. Costs associated with the unsuccessful exploration were incurred primarily in the fourth quarter of fiscal 1993. The Revised Plan included staff cut-backs, reduced exploration activities and the possibility of parceling various properties and assets to multiple buyers.
      In September, 1994, the joint venture adopted a plan of dissolution and transferred certain assets, specifically the leases, personal property and incidental rights and the crude oil and other hydrocarbons, along with the assumption of certain liabilities, for a minority interest in Consolidated Oil & Gas, Inc. The exchange was based on the estimated fair market value of the assets, which approximated net book value. The company's assets remaining in the joint venture, though immaterial, are expected to be disposed of during
fiscal 1995.       The joint venture used the full-cost method of accounting
for its oil and gas properties. Amortization of the properties is calculated using the unit of production method. Pretax losses from oil and gas activities were $0, $(33) million and $0 in fiscal 1994, 1993 and 1992, respectively.

NOTE 12 Income Taxes
Effective October 1, 1992, the company adopted FAS 109 (see also Note 1 of Notes to Consolidated Financial Statements). The cumulative effect of the change increased net earnings to common stockholders by $20 million, or $.50 per share. The cumulative effect primarily represents the impact of adjusting deferred taxes to reflect the then current Federal tax rate of 34% as opposed to the higher rates that were in effect when the deferred taxes originated. As permitted by FAS 109, the company elected not to restate the financial statements of any prior years. Information shown below for 1992 was determined
under the deferred method.       Income taxes included in the Consolidated
Statements of Earnings were as follows:



                                    94      93       92

CONTINUING OPERATIONS            $  36   $  57   $   14
DISCONTINUED OPERATIONS              -     (13)       -
EXTRAORDINARY ITEMS                  -       -      (19)
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                  -     (20)       -
                                 $  36   $  24   $   (5)

The geographical sources of earnings (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of accounting change were as follows:

                                    94      93       92

UNITED STATES                    $  63   $ 132   $   35
OUTSIDE UNITED STATES               26      12       (1)
                                 $  89   $ 144   $   34


Cumulative unremitted earnings of foreign operations amounting to $40 million (net of foreign taxes) at September 30, 1994, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.

The components of the income tax provision (benefit) charged (credited) to continuing operations were as follows:


(in millions)                       94      93      92

CURRENT:
  U.S. FEDERAL                   $ (11)  $  33   $   (1)
  U.S. STATE AND LOCAL               8       3        2
  OUTSIDE UNITED STATES              7       5        3
                                     4      41        4
DEFERRED:
  U.S. FEDERAL                      32      11        3
  U.S. STATE AND LOCAL              (4)      4        -
  OUTSIDE UNITED STATES              4       1        7
                                    32      16       10
  TOTAL TAX PROVISION            $  36   $  57   $   14



The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings from continuing operations before extraordinary items were as follows:

                                  PERCENTAGE OF PRETAX EARNINGS
                                   94       93       92

U.S. FEDERAL INCOME TAX RATE      35.0%   34.8%    34.0%
INCREASE (REDUCTION) RESULTING
FROM:
  STATE INCOME TAXES, NET
    OF U.S. FEDERAL TAX BENEFIT    2.8     3.6      4.4
  FOREIGN INCOME TAX RATE
    DIFFERENTIAL                   6.4     0.2      2.4
  TAX EFFECT OF FOREIGN
    LOSSES (UTILIZED)/DEFERRED    (4.8)    1.3     31.7
  INSURANCE PROCEEDS              (8.7)      -        -
  CHANGES IN ESTIMATES OF
    PREVIOUSLY PROVIDED TAXES     12.1       -    (27.0)
  CUMULATIVE EFFECT OF U.S. TAX
    RATE CHANGE                      -     3.4        -
  UTILIZATION OF CAPITAL LOSS     (2.7)   (3.4)       -
  OTHER, NET                       (.1)    0.1     (5.5)
                                  40.0%   40.0%    40.0%

During fiscal year 1992 deferred income taxes were provided for the following significant timing differences as follows:



(in millions)                                   92

EQUITY TRANSACTIONS                      $      (9)
SALES OF RECEIVABLES                            13
DIFFERENCE IN LEASE ACCOUNTING FOR TAX
  PURPOSES AND FINANCIAL
  STATEMENT PURPOSES                            12
DIFFERENCE IN INVESTMENT TAX CREDIT
  FOR TAX PURPOSES AND FINANCIAL
  STATEMENT PURPOSES                            (3)
DEFERRED FOREIGN TAXES                           7
OTHER, NET                                     (10)
                                         $      10

Deferred tax assets and liabilities at September 30, 1994 and 1993 were as follows:

(in millions)                                   94     93

DEFERRED TAX ASSETS
  EQUITY TRANSACTIONS                    $     256   $242
  FOREIGN LOSS CARRYFORWARDS                    30     34
  U.S. NET OPERATING LOSS CARRYFORWARDS        171    174
  AMT CREDIT CARRYFORWARDS                      62     73
  DEFERRED INCOME                               32     45
  SALE OF RECEIVABLE                             -      5
  OTHER, NET                                 9   4
    GROSS DEFERRED TAX ASSETS                  560    577
    LESS: VALUATION ALLOWANCE                  (30)   (34)
    TOTAL DEFERRED TAX ASSETS                  530    543
DEFERRED TAX LIABILITIES
  LEASE ACCOUNTING                             714    689
  FOREIGN                                       44     42
  DEFERRED EXPENSES                              1     10
    TOTAL DEFERRED TAX LIABILITIES             759    741
    NET DEFERRED TAX LIABILITIES         $     229   $198


For financial reporting purposes, the company has approximately $71 million of foreign net operating loss carryforwards at September 30, 1994, most of which have no expiration date. The company has recognized a valuation allowance of $30 million to offset this deferred tax asset at September 30, 1994. During fiscal 1994, changes in the valuation allowance included a decrease of $7 million from the utilization of foreign loss carryforwards and increases totaling $3 million due to foreign exchange rate and tax rate changes.


At September 30, 1994, the company has available for U.S. Federal income tax purposes, the following net operating loss carryforwards (in millions):


                                    NET
YEAR SCHEDULED                   OPERATING
TO EXPIRE                           LOSS
2003                          $      17
2004                                  4
2005                                 76
2006                                201
2007                                147
                              $     445


For U.S. Federal income tax purposes, the company has approximately $62 million of alternative minimum tax ("AMT") credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.
     All years prior to fiscal year 1989 are closed to further assessment by the Internal Revenue Service (the "Service") due to the expiration of the Statute of Limitations. In February, 1992, the Service commenced an income tax audit for fiscal years 1989 and 1990. In May, 1994, a 30-Day Letter was received by the company proposing income tax deficiencies of $9.8 million and $2.5 million for fiscal years 1989 and 1990, respectively. In August, 1994, the company filed a protest with the Service requesting a conference with the Appeals Division ("Appeals") to discuss the issues which are in disagreement. The company is currently waiting to be contacted by Appeals and expects discussions to begin with Appeals in the second quarter of fiscal 1995. The company believes that all issues raised will be resolved with no material impact on the company's financial statements. Additionally, during March, 1994, the Service commenced routine income tax audits for fiscal years 1991, 1992 and 1993.

NOTE 13 Preferred Stock
There are 100,000,000 authorized shares of preferred stock - $.10 par value. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Whenever dividends on preferred stock are in arrears six quarters or more, holders of such stock (voting as a class) have the right to elect two directors of the company until all cumulative dividends have been paid. Dividends on outstanding preferred stock must be declared and paid before dividends may be paid or set apart for payment on the common stock. Dividends paid on preferred stock were $9 million and $7 million in fiscal 1994 and 1993 respectively.
8.75% Cumulative Preferred Stock (at $25 stated value and liquidation preference): The company issued 3,000,000 shares of 8.75% Cumulative Preferred Stock, Series A (the "Series A Preferred Stock") on September 24, 1992, and 1,000,000 shares of 8.75% Cumulative Preferred Stock, Series B (the "Series B Preferred Stock") (collectively, the "Series A and B Preferred Stock") on July 12, 1993. The Series A and B Preferred Stock have no preemptive rights, are not convertible into shares of common stock or any other class of stock of the company, and are not subject to any sinking fund or other obligation of the
company to repurchase or retire the Series A and B Preferred Stock.       The
Series A Preferred Stock and the Series B Preferred Stock are not redeemable prior to September 24, 1997 and July 12, 1998, respectively. After September 24, 1997 and July 12, 1998, respectively, the Series A Preferred Stock and the Series B Preferred Stock are subject to redemption at the company's option, at any time, at $25 per share (plus accrued dividends). Net proceeds received from the sale of the Series A Preferred Stock and the Series B Preferred Stock, after deducting underwriting discount and other expenses, were $73 million and $24 million, respectively.

NOTE 14 Common Stock
On March 30, 1992, a 5% common stock dividend was distributed to common stockholders of record as of March 12, 1992. The stock dividend was recorded at the fair market value on the date of distribution and was issued from common stock held in treasury. All data with respect to earnings per common share, dividends per common share, and weighted average number of common shares outstanding included in the financial statements and notes has been
retroactively adjusted to reflect the stock dividend.       Cash dividends
paid were $.35 per share in fiscal 1994, $.29 per share in fiscal 1993, and
$.28 per share in fiscal 1992.       At September 30, 1994, 5,690,271 common
shares were reserved for future issuance under various stock option plans and
the Employee Stock Purchase Plan.       In November, 1987, the company adopted
a "Shareholder Rights Plan" (the "Rights Plan") to deter coercive takeover tactics and to prevent an acquirer from gaining control of the company without offering a fair price to all of the company's stockholders. Under the Rights Plan, stockholders of record on November 27, 1987 received a dividend distribution of one right for each share of the company's common stock. The Rights Plan was amended by the board of directors on November 7, 1994. The Rights Plan is incorporated by reference in the company's Form 10-K for fiscal 1994 and the company's filing
on Form 8-K in December, 1994.       The company purchased 1,995,644 shares
and 1,993,730 shares of common stock at an aggregate cost of $39 million and $29 million in fiscal 1994 and 1993, respectively. On November 7, 1994, the board of directors authorized the company to spend an additional $25 million under its repurchase program. See Note 15 of Notes to Consolidated Financial Statements for the sale of common stock from treasury stock held by the company.

NOTE 15 Employee Benefits Plans
In fiscal 1988, the company established the Comdisco, Inc. Employee Stock Ownership Trust (the "Trust"). The Trust borrowed $20 million (the "ESOP Debt") to purchase 1,005,988 shares of common stock held in treasury by the company at a market price at the date of purchase of $19.88 per share.
      The ESOP Debt is guaranteed by the company. The outstanding balance of the ESOP Debt has been recorded in term notes payable in the consolidated balance sheet and a like amount of deferred compensation has been recorded as a reduction of stockholders' equity. Commencing November 1, 1989 and continuing over the period of the ESOP Debt, the shares purchased by the Trust with the ESOP Debt proceeds will be allocated to plan participants and deferred compensation will be reduced by the amount of the principal payment on the ESOP Debt. The company's annual contribution to the Trust plus dividends accumulated on the unallocated common stock held by the Trust are used to repay the ESOP Debt. The amount of the company's annual contribution is discretionary except that it must be sufficient to enable the Trust to meet
its current obligations.       The company has a profit sharing plan which,
together with the Employee Stock Ownership Plan, (the "Plans"), covers substantially all domestic employees. Company contributions to the Plans are based on a percentage of employees' compensation, as defined. Benefits are accumulated on an individual employee basis. Total expense under the Plans for the years ended September 30, 1994, 1993 and 1992, including interest expense of $1 million on the ESOP Debt in each fiscal year, amounted to $4 million, $4 million, and $5 million, respectively. The company utilizes the shares allocated method for recognizing compensation on the Employee Stock Ownership Plan. The amount contributed in fiscal 1994, 1993, and 1992 was $3 million,
net of dividends, and was used for debt service in each fiscal year.       The
company's stock option plans provide for the granting of incentive stock options and/or nonqualified options to employees and agents to purchase shares
of common stock.       On January 18, 1990, the stockholders approved the 1989
Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan"). Under the Non-Employee Plan, beginning October 1, 1989, and on each subsequent October 1, each individual who is a non-employee director during the fiscal year shall automatically be granted an option for 2,000 shares of the company's common stock at the then fair market value.


Additional information on shares subject to options is as follows:

(in thousands except option prior range)
                                    94        93        92
NUMBER OF SHARES:
SHARES UNDER OPTION AT
  BEGINNING OF YEAR              3,915     4,235     3,163
OPTIONS GRANTED                  1,912        23     1,311
OPTIONS EXERCISED                 (111)      (46)      (29)
OPTIONS TERMINATED              (1,699)     (297)     (210)
SHARES UNDER OPTION AT
  END OF YEAR                    4,017     3,915     4,235
OPTIONS AVAILABLE FOR FUTURE
  GRANT AT END OF YEAR           1,477     1,690         -
OPTION PRICE RANGE OF
  OUTSTANDING OPTIONS         $  9.12-   $ 7.07-   $ 7.07-
                              $  32.03   $ 32.03   $ 32.03
AGGREGATE OPTION PRICE:
SHARES UNDER OPTION AT
   BEGINNING OF YEAR          $ 65,499   $70,877   $58,166
OPTIONS GRANTED                 35,623       350    17,268
OPTIONS EXERCISED               (1,209)     (367)     (231)
OPTIONS TERMINATED             (34,546)   (5,361)   (4,326)
SHARES UNDER OPTION AT
  END OF YEAR                 $ 65,367   $65,499   $70,877
OPTIONS EXERCISABLE AT
  END OF YEAR                    2,261     2,058     1,502
AGGREGATE OPTION PRICE OF
  EXERCISABLE OPTIONS
  OUTSTANDING AT END OF YEAR  $ 38,650   $38,242   $27,735


NOTE 16: Quarterly Financial Data (Unaudited)
Summarized quarterly financial data for the fiscal years ended
September 30, 1994 and 1993, is
as follows (in millions except for per share amounts):


                                                               QUARTER ENDED
                                          DECEMBER 31,    MARCH 31,      JUNE 30,        SEPTEMBER 30,

                                             93     92     94     93     94     93       94       93
TOTAL REVENUE                               $ 536  $ 571  $ 529  $ 530  $ 514  $ 513  $   519   $  539
EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE  $  21  $  19  $  22  $  19  $  22  $  21  $   (21)  $   21
LOSS FROM DISCONTINUED OPERATIONS               -      -      -      -      -      -        -      (20)
CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE                        -     20      -      -      -      -        -        -
NET EARNINGS (LOSS) TO COMMON STOCKHOLDERS  $  21  $  39  $  22  $  19    $22    $21  $   (21)  $    1
NET EARNINGS (LOSS) PER COMMON AND COMMON
    EQUIVALENT SHARE:
  CONTINUING OPERATIONS                     $0.54  $0.46  $0.55  $0.48  $0.57  $0.50  $ (0.53)  $ 0.53
  DISCONTINUED OPERATIONS                       -      -      -      -      -      -        -    (0.51)
  CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE                        -   0.49      -      -      -      -        -        -
NET EARNINGS (LOSS) TO COMMON STOCKHOLDERS  $0.54  $0.95  $0.55  $0.48  $0.57  $0.50  $ (0.53)  $ 0.02


NOTE 17 Segment Information
The company operates predominantly in the leasing industry. The company operated in four principal geographic locations during fiscal 1994. The
company also operates in South America.        Transfers between geographic
areas include a reasonable profit that is eliminated in consolidation. Presented below is financial information reflecting the company's leasing and disaster recovery operations by geographic area for the years ended
September 30, 1994, 1993 and 1992. The disaster recovery disclosure is made for informational purposes: disaster recovery does not constitute a significant segment as defined by FASB Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise."



                                                           UNITED                    PACIFIC   EXPORT  ELIMIN-   CONSOL-
(IN MILLIONS)                                              STATES   EUROPE   CANADA  RIM       SALES   ATIONS    IDATED
1994
REVENUE FROM UNAFFILIATED CUSTOMERS
  LEASING                                                  $ 1,507  $  231   $   62  $    56   $    -  $     -   $ 1,856
  DISASTER RECOVERY                                            201      25       16        -        -        -       242
TOTAL REVENUE FROM UNAFFILIATED CUSTOMERS                    1,708     256       78       56        -        -     2,098
TRANSFERS BETWEEN GEOGRAPHIC AREAS                               9      37        6        4        3      (59)        -
    TOTAL REVENUE                                          $ 1,717  $  293   $   84  $    60   $    3  $   (59)  $ 2,098
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES, EXTRAORDINARY LOSS AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
    LEASING                                                $    57  $    3   $   12  $     1   $    -  $    (2)  $    71
    DISASTER RECOVERY                                           19      (2)       1        -        -        -        18
    TOTAL EARNINGS (LOSS) FROM CONTINUING OPERATIONS
      BEFORE INCOME TAXES, EXTRAORDINARY LOSS AND
    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE    $    76  $    1   $   13  $     1   $    -  $    (2)  $    89
TOTAL ASSETS (END OF YEAR)
  LEASING                                                  $ 3,814  $  545   $  143  $   100   $   22  $   (66)  $ 4,558
  DISASTER RECOVERY                                            211      42       16        -        -      (20)      249
    TOTAL ASSETS                                           $ 4,025  $  587   $  159  $   100   $   22     $(86)  $ 4,807
1993
REVENUE FROM UNAFFILIATED CUSTOMERS
  LEASING                                                  $ 1,501  $  303   $   79  $    54   $    -  $     -   $ 1,937
  DISASTER RECOVERY                                            171      29       16        -        -        -       216
TOTAL REVENUE FROM UNAFFILIATED CUSTOMERS                    1,672     332       95       54        -        -     2,153
TRANSFERS BETWEEN GEOGRAPHIC AREAS                              13       8       26        9        4      (60)        -
    TOTAL REVENUE                                          $ 1,685  $  340   $  121  $    63   $    4  $   (60)  $ 2,153
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES, EXTRAORDINARY LOSS AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
    LEASING                                                $   126  $    -   $    9  $     2   $    -  $    (3)  $   134
    DISASTER RECOVERY                                           11      (1)       -                 -        -        10
    TOTAL EARNINGS (LOSS) FROM CONTINUING
      OPERATIONS BEFORE INCOME TAXES,
      EXTRAORDINARY LOSS AND CUMULATIVE EFFECT
    OF CHANGE IN ACCOUNTING PRINCIPLE                      $   137  $   (1)  $    9  $     2   $    -  $    (3)  $   144
TOTAL ASSETS (END OF YEAR)
  LEASING                                                   $3,983  $  608   $  169  $    85   $   21  $   (90)  $ 4,776
  DISASTER RECOVERY                                            151      41       11        -        -      (19)      184
    TOTAL ASSETS                                           $ 4,134  $  649   $  180  $    85   $   21  $  (109)  $ 4,960
1992
REVENUE FROM UNAFFILIATED CUSTOMERS
  LEASING                                                  $ 1,529  $  335   $  101  $    47   $    -  $     -   $ 2,012
  DISASTER RECOVERY                                            157      20       16        -        -        -       193
TOTAL REVENUE FROM UNAFFILIATED CUSTOMERS                    1,686     355      117       47        -        -     2,205
TRANSFERS BETWEEN GEOGRAPHIC AREAS                              23      10       15        1       12      (61)        -
    TOTAL REVENUE                                          $ 1,709  $  365   $  132  $    48   $   12  $   (61)  $ 2,205
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES, EXTRAORDINARY LOSS AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
    LEASING                                                $    48  $  ( 9)  $   16  $    (3)  $    2  $    (3)  $    51
    DISASTER RECOVERY                                           15       2        1        -        -        -        18
    RESTRUCTURING CHARGE                                         -       -       --        -        -        -       (35)
  TOTAL EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
      INCOME TAXES, EXTRAORDINARY LOSS AND CUMULATIVE
      EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE             $    63  $  ( 7)  $   17      $(3)      $2  $    (3)  $    34
TOTAL ASSETS (END OF YEAR)
  LEASING                                                  $ 4,119  $  665   $  209  $    94   $   21  $   (65)  $ 5,043
  DISASTER RECOVERY                                            144      47       26        -        -      (24)      193
    TOTAL ASSETS                                           $ 4,263  $  712   $  235  $    94   $   21  $   (89)  $ 5,236


INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors, Comdisco, Inc.:
We have audited the accompanying consolidated balance sheets of Comdisco, Inc. and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated
financial statements based on our audits.       We conducted our audits in
accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe
that our audits provide a reasonable basis for our opinion.       In our
opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comdisco, Inc. and subsidiaries at September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1994 in conformity with generally accepted accounting
principles.      As discussed in Note 1 and Note 12 of Notes to Consolidated
Financial Statements, the company adopted the provisions of FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.


/s/ KPMG Peat Marwick LLP

Chicago, Illinois
November 7, 1994