Form 10-K, Exhibit 13
period 1995-09-30
COMDISCO INC
filed 1995-12-20
CIK 722487

Comdisco, Inc. and Subisidiaries
Six-Year Summary
(in millions except per share data)
Years ended September 30, 1995, 1994, 1993, 1992, 1991 and 1990



                                                                                         95      94     93       92      91       90
                                                                                     ------  ------  ------  ------  ------   ------

CONSOLIDATED SUMMARY OF EARNINGS
Revenue
  Leasing                                                                            $1,573  $1,538  $1,583  $1,662  $1,633  $ 1,465
  Sales                                                                                 358     271     313     311     360      319
  Disaster recovery                                                                     267     242     216     193     150      118
  Other                                                                                  42      47      41      39      31       18
                                                                                     ------  ------  ------  ------  ------   ------
    Total revenue                                                                     2,240   2,098   2,153   2,205   2,174    1,920
Costs and expenses
  Leasing                                                                             1,023   1,004   1,040   1,094   1,026      884
  Sales                                                                                 304     225     275     274     313      279
  Disaster recovery                                                                     238     224     206     175     132      104
  Selling, general and administrative                                                   233     213     197     198     201      181
  IBM litigation settlement                                                               -      70       -       -       -        -
  Litigation and receivables charge                                                       -      10       -      45       -        -
  Restructuring charge                                                                    -       -       -      35       -        -
  Interest                                                                              274     263     291     350     366      338
                                                                                     ------  ------  ------  ------  ------   ------
    Total costs and expenses                                                          2,072   2,009   2,009   2,171   2,038    1,786
                                                                                     ------  ------  ------  ------  ------   ------
Earnings from continuing operations before income taxes, extraordinary items and
  cumulative effect of change in accounting principle                                   168      89     144      34     136      134
Income taxes                                                                             64      36      57      14      53       51
                                                                                     ------  ------  ------  ------  ------   ------
Earnings from continuing operations before extraordinary items and cumulative effect
  of change in accounting principle                                                     104      53      87      20      83       83
Earnings (loss) from discontinued operations (net of income taxes)                        -       -     (20)      -     (14)       2
                                                                                     ------  ------  ------  ------  ------   ------
Earnings before extraordinary items and cumulative effect of
  change in accounting principle                                                        104      53      67      20      69       85
Extraordinary items (net of income taxes in fiscal 1992)                                  -       -       -     (29)      -       10
                                                                                     ------  ------  ------  ------  ------   ------
Earnings (loss) before cumulative effect of change in accounting principle              104      53      67      (9)     69       95
Cumulative effect of change in accounting principle                                       -       -      20       -       -        -
                                                                                     ------  ------  ------  ------  ------   ------
Net earnings (loss) before preferred dividends                                          104      53      87      (9)     69       95
Preferred dividends                                                                      (8)     (9)     (7)      -       -        -
                                                                                     ------  ------  ------  ------  ------   ------
Net earnings (loss) to common stockholders                                           $   96  $   44  $   80  $   (9) $   69   $   95
                                                                                     ======  ======  ======  ======  ======   ======

COMMON AND COMMON EQUIVALENT SHARE DATA
Earnings from continuing operations                                                  $ 1.73  $  .77  $ 1.31  $  .33  $  1.35  $ 1.30
Earnings (loss) from discontinued operations                                              -       -    (.33)      -     (.23)    .03
Extraordinary items                                                                       -       -       -    (.47)       -     .15
Cumulative effect of change in accounting principle                                       -       -     .33       -        -       -
Net earnings (loss) to common stockholders                                             1.73     .77    1.31    (.14)    1.12    1.48
Common stockholders' equity (per common share outstanding)                            13.10   11.65   11.03   10.25    10.42    9.59
Cash dividends paid on common stock                                                     .24     .23     .19     .19      .18     .17
Average common and common equivalent shares (in thousands)                           55,167  57,758  60,312  61,286   61,373  63,957
FINANCIAL POSITION
Total assets                                                                        $ 5,039 $ 4,807  $4,960 $5,236   $5,006   $4,785
Notes payable                                                                           661     593     655    766      353      589
Total long-term debt                                                                  1,796   1,364   1,325  1,314    1,502    1,021
Discounted lease rentals                                                              1,124   1,548   1,670  1,823    1,900    2,047
Stockholders' equity                                                                    776     741     739    699      634      589
LEASING DATA
Total noncancelable rents of new leases                                             $ 2,300 $ 1,800  $1,900 $2,400   $2,400   $2,400
Future noncancelable lease rentals and disaster recovery subscription fees            4,380   4,185   4,265  4,601    4,363    4,322



                                   24 AND 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



SUMMARY
Fiscal 1995 net earnings to common stockholders (hereinafter referred to as "net earnings") were $96 million, or $1.73 per common share, compared to $44 million, or $.77 per common share, and $80 million, or $1.31 per common share, in fiscal 1994 and 1993, respectively. The increase in net earnings in fiscal 1995 compared to the prior period is due to fiscal 1994 charges of $70 million ($42 million after-tax, or $.73 per common share) for the settlement and resolution of the IBM litigation, and charges of $10 million ($6 million after-tax, or $.11 per common share) (collectively, the "Charges") for increases to thelitigation reserve to cover costs of the then ongoing litigation. The IBM litigation is discussed in Note 8 of Notes to Consolidated Financial Statements. In fiscal 1995, increases in earnings contributions from operating leases were offset by reduced contributions from sales-type and direct financing leases and higher selling, general and administrative expenses. Earnings contributions from disaster recovery activities increased in both fiscal 1995 and 1994 compared to the prior year. A decrease in the effective tax rate from 40% in fiscal 1994 to 38% in the current year period also positively impacted net earnings. Earnings per common share in fiscal 1995 benefited from the company's stock repurchase program, which has reduced the average common equivalent shares outstanding. The decrease in fiscal 1994 compared to fiscal 1993 is due to the Charges. Fiscal year-to-year net earnings comparisons are also affected by the following fiscal 1994 items:

     The receipt of key-man life insurance proceeds of $20 million, or $.35 per common share, (the "Insurance Proceeds") as a result of the death of the company's Founder, Chairman of the Board and President, Mr. Kenneth N. Pontikes, in June, 1994.

     During the quarter ended June 30, 1994, the company recorded a contribution charge of $10 million ($6 million after-tax, or $.11 per common share), to establish and fund the Comdisco Foundation
     (the "Contribution") (see "Costs and Expenses" for a discussion of the Contribution).

     In addition to the items discussed above, fiscal 1994 to fiscal 1993 net earnings comparisons are affected by the following items:

     Fiscal 1993 netearnings include after-tax charges related to discontinued operations of $(20)million, or $(.33) per common share. The charges resulted from management's revised estimate of the net realizable value of the company's oil and gas investment. See Note 9 of Notes to Consolidated Financial Statements.

     Fiscal 1993 net earnings include a noncash cumulative benefit of $20 million, or $.33 per common share, for adoption of a new standard of accounting for income taxes effective October 1, 1992.



FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 1995, including capital expenditures for equipment, were funded primarily by cash flow from operations (primarily lease and rental receipts), including the realization of residual values through remarketing activities, and external financing. See
Note 6 of Notes to Consolidated Financial Statements for information on the company's interest-bearing liabilities, including average daily borrowings, effective interest rates and maturities.
     During the last five years, equipment purchased for leasing totaled $8.7 billion. Expenditures for equipment in fiscal 1995 totaled approximately $1.9 billion, its highest total in three fiscal years and an increase of 30% compared to the prior year. Expenditures for equipment are estimated at approximately $2.0 billion for fiscal 1996.
     During fiscal 1995, the company purchased 5,260,167 shares of its outstanding common stock at an aggregate cost of $86 million. These purchases, when added to the shares purchased in prior years, bring the total number of common shares purchased to 24.1 million (1.5 million shares were issued upon conversion of a 6% convertible subordinated promissory note in fiscal 1995 and an additional 2.9 million shares were distributed as a common stock dividend on March 30, 1992), at an aggregate cost of $283 million. At September 30, 1995, the company had a remaining authorization of approximately $16 million to purchase common stock. An additional 760,200 shares of common stock were purchased between September 30, 1995 and November 7, 1995 at a cost of $14 million. On November 7, 1995, the board of directors authorized an additional $50 million for the company's stock repurchase program.
     The company believes that its estimated cash flow from operations and current financial resources will be sufficient to fund anticipated future growth and operating requirements. In addition, the company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.

     Cash Flows: Net cash provided by operating activities was $1.9 billion, $1.6 billion and $1.9 billion in fiscal 1995, 1994 and 1993, respectively. In fiscal 1993, the company sold direct financing and sales-type lease receivables for $181 million. There were no such sales in fiscal 1995 and 1994. Net cash provided by operating activities has been used to finance equipment purchases and, accordingly, has had a positive impact on the level of borrowing required to support the company's investment in its lease portfolio. The company estimates that existing lease and disaster recovery contracts at September 30, 1995 may generate gross cash receipts of approximately $4.4 billion in the future, including $1.9 billion in fiscal 1996. The company's liquidity is augmented by the realization of cash from the future remarketing of leased equipment. Utilizing independent forecasts of equipment values at lease termination or management estimates, the estimated gross cash receipts to be provided from remarketing in future years totals $1.1 billion.

     Credit Lines: During fiscal 1995, the company re-established and expanded its existing $400 million multi-option facility, which was to expire in March, 1997, and its $400 million global revolving credit facility, which was to expire in December, 1996 (collectively, the "Facilities") with new Facilities totaling $900 million, of which $600 million will expire in December, 1997. The new Facilities, negotiated with a consortium of twenty-nine lending institutions, provide for reduced borrowing margins and commitment fees compared to the prior agreements. These Facilities, combined with other committed and uncommitted lines of credit, provide the company with a total of $1.2 billion of available domestic and international borrowing capacity, of which $554 million was unused at September 30, 1995.

     Senior Notes: On February 13, 1995, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission for a shelf offering of up to $500 million of senior debt securities (the "1995 Shelf") on terms to be set at the time of each sale.
     Pursuant to the 1995 Shelf, the company, on April 13, 1995 (the "Funding Date"), issued $200 million of 7.25% Notes Due April 15, 1998 (the "7.25% Notes"). Between the Funding Date and the maturity of the company's outstanding 8.95% Senior Notes due May 15, 1995, which aggregated $150 million in principal amount (the "8.95% Senior Notes"), the company used the net proceeds from the sale of the 7.25% Notes to reduce outstanding notes payable (short-term debt), which in turn made short-term debt available to redeem the 8.95% Senior Notes.
     Pursuant to the 1995 Shelf, the company, on June 15, 1995, issued $200 million of 6.50% Notes Due June 15, 2000 (the "6.50% Notes"). The net proceeds from the sale of the 6.50% Notes were used for general corporate purposes.
     Pursuant to the 1995 Shelf, the company sold $50 million of medium-term notes between February 13, 1995 and September 30, 1995. At September 30, 1995, an aggregate of $50 million of medium-term notes remained available for issuance under the 1995 Shelf, all of which was issued between September 30, 1995 and November 7, 1995.
     On October 31, 1995, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission for a shelf offering of up to $750 million of senior debt securities on terms to be set at the time of each sale. The company plans to continue to be active in issuing senior debt during fiscal 1996, primarily to support the anticipated growth of the leased assets.

     Secured Debt: Proceeds from the discounting of lease rentals, including proceeds from the sale of lease-backed certificates, were $279 million, $725 million, and $762 million in fiscal 1995, 1994 and 1993, respectively. Beginning in fiscal 1995, the company de-emphasized secured debt as a significant source of liquidity. Secured debt is currently utilized as a tool to manage credit risk and concentration risk. The company's credit committee establishes concentration levels by credit rating and customer.

     Asset/Liability and Risk Management: The company has an on-going program to manage its assets and liabilities. This program includes establishing levels of fixed and floating rate debt, liquidity and duration analysis, monitoring credit quality of the lease portfolio and related account review procedures and oversight of interest rate and foreign exchange hedging policies. This program includes the use of derivatives in certain, identifiable situations to manage risk. The company does not speculate on interest rates, but rather manages its portfolio of assets and liabilities to mitigate the impact of interest rate fluctuations.
     The ratio of commercial paper and short-term borrowings to total debt was 18.5% at September 30, 1995, compared with 16.9% and 17.9% at September 30, 1994 and 1993, respectively. At September 30, 1995, the company had debt of $1.9 billion scheduled to mature in fiscal 1996, including $.7 billion of commercial paper and short-term bank borrowings. At September 30, 1995, the company had expected future net cash to be provided by existing lease and disaster recover contracts of $1.9 billion in fiscal 1996. See Notes 5 and 6 of Notes to Consolidated Financial Statements for information on the lease base and interest-bearing liabilities, respectively. Although the company expended $86 million to repurchase its common stock in fiscal 1995, the ratio of debt to total stockholders' equity improved from 4.7:1 at September 30, 1994 to 4.6:1 at September 30, 1995. The ratio of debt to total stockholders' equity was 4.9:1 at September 30,1993.

REVENUE
Total revenue for fiscal 1995 was $2.2 billion, an increase of 7% over fiscal 1994. This compares to decreases in fiscal 1994 and 1993 of 3% and 2%, respectively. The increase in leasing revenue in fiscal 1995 compared to fiscal 1994 is due to increased operating lease revenue (the first year-to-year increase since fiscal 1991), offset by declines in sales-type and direct financing lease revenue. The decline in operating lease revenue in fiscal 1994 and 1993 as compared to the prior year reflects the lack of growth in operating lease volume during those fiscal years. The declines in direct financing revenue in both fiscal 1995 and 1994 as compared to the prior year reflect a decline in interest rates and a change in the mix of leases written, with a higher percentage of operating leases to total leases. The increase in sales-type lease revenue in fiscal 1994 compared to fiscal 1993 was due to the company's strong remarketing activities. See "Disaster Recovery" for a discussion of disaster recovery revenue and margins and "Sales" for a discussion of sales revenue and margins.

     Leasing: Leasing volume increased in fiscal 1995 compared to the prior year. This compares to decreases in leasing volume in both fiscal 1994 and 1993. Remarketing activity, which was at record levels in fiscal 1994, remained strong throughout the current fiscal year and margins on remarketing remained stable. In general, improving worldwide economies coupled with continued demand for high technology equipment, including traditional mainframes and the newer technologies in parallel machines and client/server, have had a favorable impact on volume in the current fiscal year. Other factors having a positive impact on volume include the acquisition of Promodata S.A. in June, 1994 (the "Acquisition"), the growth of the company's semiconductor manufacturing equipment leasing activities, and improving markets in Europe.
     During the last three fiscal years, the company's mainframe portfolio decreased, while its portfolio of other high technology assets increased as a percentage  of the  total  portfolio,  thereby  reducing  the  company's  future dependence on mainframe activity. The higher earnings contributions from remarketing, primarily in fiscal 1994, illustrate the value of the company's lease portfolio and the company's ability to realize residual values.
     Cost of equipment placed on lease was $2.1 billion in fiscal 1995, compared to cost of equipment placed on lease of $1.6 billion and $1.7 billion in fiscal 1994 and 1993, respectively. Cost of equipment other than mainframe and related peripheral devices placed on lease was $891 million and $775 million for fiscal 1995 and 1994, respectively. European lease volume increased in fiscal 1995, with cost of equipment placed on lease of $511 million, including $224 million contributed by Promodata S.A., in comparison to $190 million in fiscal 1994 (see International Operations - Europe).
     Under the terms of the Acquisition, the company assumed management responsibility for the Promodata lease portfolio through initial lease termination and ownership of the equipment thereafter. The company earns a fee for managing the Promodata lease portfolio. The Acquisition has had a favorable impact on the company's operating lease portfolio and related operating lease revenue. The Acquisition also increased selling, general and administrative expenses, primarily personnel related costs.
     There have been a number of changes in the information technology industry in the last five years, including the emergence of technological alternatives to traditional mainframe processing and applications. While there are few clear trends, it appears that traditional mainframes remain the primary platform for enterprisewide computing and, for highly data-intensive applications, mainframe applications are still the most cost effective. However, the reality is that the power of computing is moving out of a centralized platform and onto the desktop. The company believes that the emerging markets for client/server and distributed processing represent opportunities for hardware, disaster recovery and consulting services. Early indications are that, similar to the traditional mainframe market, leasing provides flexibility and preserves capital, while managing technological risks for the user. Secondly, because of the costs and complexity of transitioning to client/server and object-oriented technologies, users are looking to their suppliers for an integrated, service-oriented approach. The company believes that having the interdisciplinary skills--traditional legacy systems, disaster recovery, distributed processing, asset management tools, network technology--is the key to successful systems integration and an important component of the company's long-term data processing growth strategy.
     Lower hardware costs (including mainframe costs), and a higher emphasis on client/server and personal computer leases have resulted in reductions in the average lease transaction and reduced residual values and shortened lease terms, while putting pressure on lease margins. Accordingly, the company has focused its efforts on cost containment and operating efficiencies to operate profitably in this changing market. While the company's customer base and independence remain its strongest assets, it is clear that customers are seeking more than financing alternatives or cost per MIPS--traditional competitive methodologies of the company. The company believes that customers will choose financial partners that know the technology, understand the product trends and offer financial solutions tailored to their business and technology plans.
     Operating lease revenue minus operating lease costs was $293 million, or 26.2% of operating lease revenue (the "Operating Lease Margin"), and $256 million, or 25.5% of operating lease revenue, in fiscal 1995 and 1994, respectively. The company expects the Operating Lease Margin to remain at or slightly above current levels in fiscal 1996. The Sales-type Lease Margin increased in fiscal 1995 and 1994 as compared to the prior years, reflecting higher margins on remarketing of equipment in the lease portfolio. The following graph presents the Lease Margin for total leasing, operating, and sales-type leases for the five years ended September 30, 1995.



     {GRAPH ILLUSTRATES CHANGES IN THE LEASE MARGIN}




     Sales: Revenue from sales, which includes remarketing and buy/sell activities, totaled $358 million in fiscal 1995, compared to $271 million and $313 million in fiscal 1994 and 1993, respectively. The increase in fiscal 1995 was primarily due to sales of semiconductor manufacturing equipment and equipment other than mainframe and related peripherals. The decrease in sales revenue in fiscal 1994 compared to the prior year is primarily due to reduced mainframe sales and lower sales revenue per unit on mainframes. Margins on sales were 15% in fiscal 1995 compared to 17% and 12% in fiscal 1994 and 1993, respectively.

The higher margins in fiscal 1994 reflect improved margins from remarketing equipment other than mainframe and related peripherals.

     Disaster Recovery: Revenue from disaster recovery services (also referred to as business continuity services) of $267 million in fiscal 1995 and $242 million in fiscal 1994 represented increases of 10% and 12%, respectively, over each of the preceding years. The increases are primarily the result of the growth in customer base, products and services. As of September 30, 1995, the company had strategically located recovery facilities throughout North America and Europe connected by advanced network capabilities.
     Disaster recovery costs of $238 million for fiscal 1995 increased 6% over disaster recovery costs of $224 million in fiscal 1994. Fiscal 1994 costs and expenses were 9% higher than fiscal 1993. Cost containment efforts by the company, primarily as a result of its capital investment strategy, called "Project 2000," slowed the growth of disaster recovery costs in both fiscal 1995 and 1994, and improved disaster recovery margins significantly over the prior year. Higher revenues coupled with successful cost containment efforts resulted in disaster recovery pretax earnings of $29 million in fiscal 1995 compared to $18 million in fiscal 1994.
     In October, 1995, the company announced an agreement in principle to acquire NetforceMTI, a privately held communications network services company. Its services include network assessment, design, planning, implementation, configuration, installation, and management. These services are expected to complement and expand the company's network experience in leasing, remarketing, and business continuity, and will play an important role in the company's systems integration and desktop asset management services. The cost of the acquisition is not expected to be material.
     In October, 1995, the company announced the opening of its Chicago-based client/server supersite. The addition expands the company's commitment to workarea recovery and the evolving business continuity needs across all platforms.

     Other revenue: Other revenue was $42 million, $47 million and $41 million in fiscal 1995, 1994 and 1993, respectively. Fiscal 1994 includes the receipt of the Insurance Proceeds of $20 million. Excluding the Insurance Proceeds, the increase in fiscal 1995 compared to the prior year period is primarily due to revenue from managing the Promodata S.A. portfolio and gains generated from the sale of stock, originally received by the company in fiscal 1993 in connection with the sale of all of the assets of its wholly-owned subsidiary, Comdisco Systems, Inc. Revenue from the sale of ownership positions generated in conjunction with the company's lease financing transactions with early-stage high technology companies was $11 million in fiscal 1995 compared to $9 million in fiscal 1994 and 1993.

COSTS AND EXPENSES
Total costs and expenses were $2.1 billion and $2.0 billion in fiscal 1995 and 1994, respectively. Excluding the IBM litigation settlement, total costs and expenses increased 7% in fiscal 1995 compared to fiscal 1994, primarily due to increased leasing costs and cost of sales related to increasing operating lease revenue and sales revenue, respectively. Other factors contributing to the increase include higher selling, general and administrative costs (excluding the Contribution) and an increase in interest expense. Fiscal 1994 total costs and expenses were 3% lower than fiscal 1993. The decrease in fiscal 1994 compared to fiscal 1993 was primarily due to reduced leasing costs related to declining operating lease revenue and a decrease in interest expense.
     Selling, general and administrative expenses totaled $233 million in fiscal 1995, $213 million in fiscal 1994, and $197 million in fiscal 1993, respectively. The Contribution was recorded in the quarter ended June 30, 1994 to establish and fund the Comdisco Foundation. The Comdisco Foundation is intended to fulfill the company's social and philanthropic responsibilities to the communities in which it operates. Excluding the Contribution, selling, general and administrative expenses increased 15% in fiscal 1995 compared to fiscal 1994. The increase is primarily due to the Acquisition, which increased selling, general and administrative expenses by approximately $15 million in fiscal 1995. Other factors contributing to the increase include the development of the company's system integration activities, offset by reduced expenditures resulting from improved operating efficiencies in the company's leasing operations. Based on an analysis of customer needs, coupled with the relative infancy of the client/server marketplace (when compared to the installed legacy base), the company has redefined its system integration activities from a lead offering to a business partner with its existing core competencies, primarily in asset management. Accordingly, the company has slowed the expansion in personnel in this area. Excluding the Contribution, selling, general and administrative expenses increased 3% in fiscal 1994 compared to fiscal 1993, reflecting the impact of the company's emphasis on cost containment.
     Interest expense for fiscal 1995 totaled $274 million in comparison to $263 million in fiscal 1994 and $291 million in fiscal 1993, respectively. The increase in fiscal 1995 compared to fiscal 1994 is due to higher average daily borrowings and higher interest rates. Generally, a higher interest rate environment does not impact the company's margins since the effects of higher borrowing costs would be reflected in the rates on newly leased assets. In addition, the company attempts to match the maturities of its borrowings with the cash flows from its leased assets, thereby reducing the company's interest rate exposure. The decreases in interest expense in fiscal 1994 and 1993 compared to the prior years primarily reflects declining interest rates and lower average daily borrowings. In both fiscal

1993 and 1994, net cash from operations exceeded equipment purchases, and the excess was utilized to reduce debt (see Note 6 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings and effective interest rates).

INCOME TAXES
Note 10 of Notes to Consolidated Financial Statements on page 42 provides details about the company's income tax provision and the impact of adopting FAS 109 in fiscal 1993.

INTERNATIONAL OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim. The company also operates in South America.
     Revenue from international operations, including export sales and disaster recovery operations, was $518 million in fiscal 1995 compared to $390 million and $481 million in fiscal 1994 and 1993, respectively. International revenues represented 23% of the company's total revenue in fiscal 1995, 19% in fiscal 1994 and 22% in fiscal 1993.

     Canada: Total revenue, primarily from leasing activities, for fiscal 1995 in Canada was $50 million compared to $62 million and $79 million in fiscal 1994 and 1993, respectively. Cost of equipment placed on lease in fiscal 1995 and 1994 was $57 million and $58 million, respectively. Net cash provided by operations is the company's primary source of funds for its Canadian operations, although the company has short-term lines of credit in Canada to support short-term liquidity requirements.

     Europe: The company's European operations, excluding disaster recovery activities, had pretax earnings of $8 million and $3 million in fiscal 1995 and 1994, respectively, compared to a break-even level in fiscal 1993. Total leasing and sales revenue from European operations was $369 million in fiscal 1995 compared to $231 million in fiscal 1994 and $303 million in fiscal 1993. The European lease base has been financed primarily by utilizing existing short-term lines of credit, parent company loans and discounted lease rentals.
     The company's European operations contributed positively to the company's results of operations for fiscal 1995 and 1994. The company believes these results reflect changes made by the company to improve the financial performance of its European operations. Remarketing activity in the European marketplace also contributed to its performance during the last two fiscal years. The Acquisition had a favorable impact on lease volume, operating lease revenue and pretax earnings in fiscal 1995. The Acquisition also enhanced the company's position in the European marketplace for information technology. While the company is pleased with these results, the company recognizes that sustaining such results over the long-term will require continued management focus.
     Geographic area data is included in Note 15 of Notes to Consolidated Financial Statements on page 46. Discontinued Oil and Gas Activities Note 9 of Notes to Consolidated Financial Statements on page 42 contains information regarding the company's discontinued oil and gas activities.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS
Statement of Financial Accounting Standards No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, became effective December, 1994. This Standard required or suggested certain disclosures with respect to derivative financial instruments. Note 6 of Notes to Consolidated Financial Statements contains information about the company's derivative financial instruments, including the purposes for which such instruments are held.
     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October, 1995. The company will be required to adopt the new standard no later than fiscal 1997, although early adoption is permitted. This standard establishes the fair value based method
(the "FAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock based compensation arrangements. Entities are allowed to (1) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the FAS 123 Method had been adopted, or (2) adopt the FAS 123 methodology. The FAS 123 Method will result in higher compensation cost for the company, as the company believes employee stock options, which give employees a financial stake in the company's growth, are an important management incentive.

OTHER MATTERS
The company does not consider the present rate of inflation to have a significant impact on the businesses in which it operates.

PRICE RANGE OF COMMON STOCK
The company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 1995, there were approximately 2,000 holders of record of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 1995 and 1994, adjusted for the three-for-two stock split (see
Note 16 of Notes to Consolidated Financial Statements).



                    95                     94
         -----------------------  -----------------------
Quarter    High    Low Dividends    High    Low Dividends
-------  ------ ------ ---------  ------ ------ ---------
First    $15.59 $12.92      $.06  $14.00 $11.17      $.05
Second    18.25  14.67       .06   16.17  12.67       .06
Third     20.59  17.59       .06   15.25  11.83       .06
Fourth    21.67  18.83       .06   14.92  12.09       .06

Comdisco, Inc. and Subsidiaries
Consolidated Statements of Earnings
(in millions except per share data)
For the Three Years Ended September 30, 1995, 1994 and 1993

                                                                        Years ended September 30,
                                                                           95         94         93
                                                                       ------     ------     ------

Revenue
Leasing:
  Operating .......................................................    $1,117     $1,002     $1,099
  Direct financing ................................................       180        186        190
  Sales-type ......................................................       276        350        294
    Total leasing .................................................     1,573      1,538      1,583
Sales .............................................................       358        271        313
Disaster recovery .................................................       267        242        216
Other .............................................................        42         47         41
                                                                       ------     ------     ------
  Total revenue ...................................................     2,240      2,098      2,153
Costs and expenses
Leasing:
  Operating .......................................................       824        746        815
  Sales-type ......................................................       199        258        225
    Total leasing .................................................     1,023      1,004      1,040
Sales .............................................................       304        225        275
Disaster recovery .................................................       238        224        206
Selling, general and administrative ...............................       233        213        197
IBM litigation settlement .........................................        --         70         --
Litigation charge .................................................        --         10         --
Interest ..........................................................       274        263        291
                                                                       ------     ------     ------
  Total costs and expenses ........................................     2,072      2,009      2,009
Earnings from continuing operations before income taxes and
  cumulative effect of change in accounting principle .............       168         89        144
Income taxes ......................................................        64         36         57
                                                                       ------     ------     ------
Earnings from continuing operations before cumulative effect of
  change in accounting principle ..................................       104         53         87
Loss from discontinued oil and gas activities (net of income taxes)        --         --        (20)
                                                                       ------     ------     ------
Earnings before cumulative effect of change in accounting principle       104         53         67
Cumulative effect of change in accounting principle ...............        --         --         20
                                                                       ------     ------     ------
Net earnings before preferred dividends ...........................       104         53         87
Preferred dividends ...............................................        (8)        (9)        (7)
                                                                       ------     ------     ------
  Net earnings to common stockholders .............................    $   96     $   44     $   80
                                                                       ======     ======     ======

Net earnings per common and common equivalent share:
  Earnings from continuing operations .............................    $ 1.73     $  .77     $ 1.31
  Loss from discontinued oil and gas activities ...................        --         --       (.33)
  Cumulative effect of change in accounting principle .............        --         --        .33
                                                                       ------     ------     ------
    Net earnings to common stockholders ...........................    $ 1.73     $  .77     $ 1.31
                                                                       ======     ======     ======

See accompanying notes to consolidated financial statements.

Comdisco, Inc. and Subsidiaries
Consolidated Balance Sheets
(in millions except number of shares and per share data)


                                                                                     September 30
                                                                                        95         94
                                                                                    ------     ------

Assets
Cash and cash equivalents ......................................................    $   85     $   51
Cash - legally restricted ......................................................        30         37
Receivables, net ...............................................................       176        169
Inventory of equipment .........................................................       133        145
Leased assets:
  Direct financing and sales-type ..............................................     1,968      2,144
  Operating (net of accumulated depreciation) ..................................     2,107      1,696
    Net leased assets ..........................................................     4,075      3,840
Buildings, furniture and other, net ............................................       163        168
Other assets ...................................................................       377        397
                                                                                    ------     ------
                                                                                    $5,039     $4,807
                                                                                    ======     ======
Liabilities and Stockholders' Equity
Notes payable ..................................................................    $  661     $  593
Term notes payable .............................................................       507        291
Senior and subordinated debt ...................................................     1,289      1,073
Accounts payable ...............................................................       111         84
Deferred income taxes ..........................................................       244        229
Other liabilities ..............................................................       327        248
Discounted lease rentals .......................................................     1,124      1,548
                                                                                    ------     ------
                                                                                     4,263      4,066
Stockholders' equity:
  Preferred  stock  $.10  par  value.   Authorized   100,000,000  shares:  8.75%
    Cumulative  Preferred  Stock,  Series A and  Series B $25  stated  value and liquidation preference, issued 3,625,800 shares
    (4,000,000 in 1994) ........................................................        91        100
  Common stock $.10 par value. Authorized 200,000,000 shares;
    issued 71,936,982 shares (70,950,081 in 1994) ..............................         5          5
  Additional paid-in capital ...................................................       154        139
  Deferred compensation (ESOP) .................................................        (8)       (10)
  Deferred translation adjustment ..............................................        13       --
  Retained earnings ............................................................       764        681
                                                                                     1,019        915
                                                                                    ------     ------
  Common stock held in treasury, at cost; 19,666,386 shares (15,906,219 in 1994)      (243)      (174)
                                                                                    ------     ------
    Total stockholders' equity .................................................       776        741
                                                                                    ------     ------
                                                                                    $5,039     $4,807
                                                                                    ======     ======



See accompanying notes to consolidated financial statements.

Comdisco, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in millions except per share data)
Years ended September 30, 1995, 1994 and 1993



                                                               Additional   Deferred   Deferred                Common
                                         Preferred     Common     paid-in    compen-translation  Retained    stock in
                                             stock      stock     capital    sation  adjustment  earnings    treasury
---------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1992                   $75         $5       $139     $(14)       $(18)       $582     $(106)
Net earnings                                                                                            87
Cash dividends - preferred                                                                              (7)
Cash dividends - common ($.19 per share)                                                               (12)
Issuance of Series B preferred stock             25                    (1)
Translation adjustment                                                                     (25)
Reduction of guaranteed ESOP debt                                                  2
Purchase of common stock                                                                                         (29)
---------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1993                   100          5        138       (12)        (7)        650      (135)
Net earnings                                                                                            53
Cash dividends - preferred                                                                              (9)
Cash dividends - common ($.23 per share)                                                               (13)
Stock options exercised                                                 1
Translation adjustment                                                                       7
Reduction of guaranteed ESOP debt                                                 2
Purchase of common stock                                                                                         (39)
---------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                   100          5        139      (10)           -        681      (174)
Net earnings                                                                                           104
Cash dividends - preferred                                                                              (8)
Cash dividends - common ($.24 per share)                                                               (13)
Stock options exercised                                                12
Translation adjustment                                                                       13
Issuance of common stock upon
  conversion of subordinated debt                                       3                                         17
Reduction of guaranteed ESOP debt                                                 2
Purchase of preferred stock                      (9)
Purchase of common stock                                                                                         (86)
---------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995                   $91         $5       $154      $ (8)       $(13)       $764     $(243)
                                                ===         ==       ====      ====        ====        ====     =====


See accompanying notes to consolidated financial statements.

Comdisco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)
Years ended September 30, 1995, 1994 and 1993



                                                                                   Years ended September 30,
                                                                                      95         94         93
                                                                                 -------    -------    -------
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
  Operating lease and other leasing receipts .................................   $ 1,282    $ 1,122    $ 1,246
  Direct financing and sales-type leasing receipts ...........................       973        907        863
  Sales of direct financing and sales-type lease receivables .................        --         --        181
  Leasing costs, primarily rentals paid ......................................       (33)       (49)       (78)
  Sales ......................................................................       352        283        315
  Sales costs ................................................................      (196)      (147)      (175)
  Disaster recovery receipts .................................................       266        240        210
  Disaster recovery costs ....................................................      (215)      (200)      (187)
  Other revenue ..............................................................        42         48         36
  Selling, general and administrative expenses ...............................      (228)      (193)      (215)
  IBM litigation settlement ..................................................        --        (70)        --
  Interest ...................................................................      (272)      (268)      (290)
  Income taxes ...............................................................       (32)       (34)       (33)
                                                                                 -------    -------    -------
    Net cash provided by operating activities ................................     1,939      1,639      1,873

Cash flows from investing activities:
  Equipment purchased for leasing ............................................    (1,865)    (1,433)    (1,547)
  Investment in disaster recovery facilities .................................       (34)       (18)       (15)
  Other ......................................................................        (1)       (12)       (19)
                                                                                 -------    -------    -------
    Net cash used in investing activities ....................................    (1,900)    (1,463)    (1,581)

Cash flows from financing activities:
  Discounted lease proceeds ..................................................       279        725        762
  Net increase (decrease) in notes payable ...................................        68        (62)      (111)
  Issuance of term notes, senior notes, and subordinated debt ................     1,268        300        123
  Maturities and repurchases of term notes, senior notes and subordinated debt      (816)      (262)      (110)
  Principal payments on secured debt .........................................      (703)      (849)      (945)
  Decrease in legally restricted cash ........................................         7         11         20
  Issuance of preferred stock ................................................         -          -         24
  Preferred stock purchased ..................................................        (9)         -          -
  Common stock purchased and placed in treasury ..............................       (86)       (39)       (29)
  Dividends paid on common stock .............................................       (13)       (13)       (12)
  Dividends paid on preferred stock ..........................................        (8)        (9)        (7)
  Other ......................................................................         8          3        (11)
                                                                                 -------    -------    -------
    Net cash used in financing activities ....................................        (5)      (195)      (296)
                                                                                 -------    -------    -------
Net increase (decrease) in cash and cash equivalents .........................        34        (19)        (4)
Cash and cash equivalents at beginning of year ...............................        51         70         74
                                                                                 -------    -------    -------
Cash and cash equivalents at end of year .....................................   $    85    $    51    $    70
                                                                                 =======    =======    =======


See accompanying notes to consolidated financial statements.

Comdisco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows--Continued
(in millions)
Years ended September 30, 1995, 1994 and 1993


                                                                                        Years ended September 30,
                                                                                           95        94         93
                                                                                       ------    ------     ------

Reconciliation of net earnings to net cash provided by operating activities:
Net earnings ......................................................................    $  104    $   53     $   87
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Leasing costs, primarily depreciation and amortization ..........................       990       955        962
  Leasing revenue, primarily principal portion of direct
    financing and sales-type lease rentals ........................................       682       491        526
  Sales of direct financing and sales-type lease receivables ......................         -         -        181
  Cost of sales ...................................................................       108        78        100
  Income taxes ....................................................................        32         2         24
  Interest ........................................................................         2        (5)         1
  Discontinued oil and gas activities .............................................         -         -         20
  Cumulative effect of change in accounting principle .............................         -         -        (20)
  Other, net ......................................................................        21        65         (8)
                                                                                       ------    ------     ------
  Net cash provided by operating activities .......................................    $1,939    $1,639     $1,873
                                                                                       ======    ======     ======
Supplemental schedule of noncash financing activities:
  Assumption of discounted lease rentals in lease portfolio acquisition ...........    $   --    $    2     $   30
                                                                                       ======    ======     ======
  Common stock issued upon conversion of
    6% convertible subordinated promissory note ...................................    $   20    $   --     $   --
                                                                                       ======    ======     ======

See accompanying notes to consolidated financial statements.

Note 1  Summary of Significant Accounting Policies

Nature of operations: Comdisco, Inc. is primarily engaged in the buying, selling and leasing of new and used computer and other high technology equipment and in providing disaster recovery services. In addition, the company provides technology planning and asset management services, integrating leasing and business continuity services with customized asset acquisition, asset management software tools and data center moves and/or consolidations, disposition and migration strategies. Its principal markets are the United States, Europe, Canada and the Pacific Rim.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

Income taxes: In the first quarter of fiscal 1993, the company adopted FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("FAS 109") as of October 1, 1992. The adoption of this standard changed the company's method of accounting for income taxes from the deferred method to an asset and liability approach. FAS 109 requires deferred taxes on the balance sheet to be stated at enacted tax rates expected to be in effect when these balances reverse, i.e., when taxes actually will be paid or recovered. See also
Note 10 of Notes to Consolidated Financial Statements. The accounting change does not affect the company's cash flows.

Lease accounting: See "Leasing" section on pages 36 through 38 for a description of lease accounting policies, lease revenue recognition and related costs.

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

Oil and gas: See Note 9 of Notes to Consolidated Financial Statements for a discussion of discontinued oil and gas activities.

Inventory of equipment: Inventory of equipment is stated at the lower of cost or market by categories of similar equipment.

Derivatives: Interest rate differentials on swaps are accrued as interest rates change over the contract period. Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the terms of the caps. Amounts receivable under cap agreements are accrued as a reduction of interest expense.

Earnings per common share: Earnings per common and common equivalent share are computed based on the weighted average number of common and common equivalent shares outstanding during each period after giving retroactive effect to the three-for-two stock split authorized by the board of directors November 7, 1995 (see Note 16 of Notes to Consolidated Financial Statements).
     Dilutive stock options included in the number of common and common equivalent shares are based on the treasury stock method. The number of common and common equivalent shares used in the computation of earnings per common share for the years ended September 30, 1995, 1994 and 1993 were 55,167,389, 57,758,144, and 60,311,994, respectively.

Leasing

Note 2  Lease Accounting Policies
FASB Statement of Financial Accounting Standards No. 13 requires that a lessor account for each lease by either the direct financing, sales-type or operating method.

Leased Assets:
   Direct financing and sales-type leased assets consist of the present value of the future minimum lease payments plus the present value of the residual (collectively referred to as the net investment). Residual is the estimated fair market value at lease termination. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the estimated amounts.

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

   Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the amounts assumed in determining depreciation on the equipment in the operating leased portfolio at September 30, 1995.

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



Note 3  Leased Assets
The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:

(in millions)                                95        94
---------------------                     ------   ------
Minimum lease payments receivable         $2,014   $2,177
Estimated residual values                    216      260
Less: unearned revenue                      (262)    (293)
                                          ------   ------
Net investment in direct financing
  and sales-type leases                   $1,968   $2,144
                                          ======   ======

     Unearned revenue is recorded as leasing revenue over the lease terms. Operating leased assets include the following as of September 30:

(in millions)                                 95       94
---------------------                    -------  -------
Operating leased assets                  $ 3,685  $ 3,132
Less: accumulated depreciation
  and amortization                        (1,578)  (1,436)
                                         -------  -------
Net                                      $ 2,107  $ 1,696
                                         =======  =======

Note 4  Lease Portfolio Information
The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year of projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 1995 (in millions):


                                Projected year of lease termination
                                -----------------------------------
                      Cost at                                  2000
 Year lease             lease                                   and
 commenced          inception      96      97      98     99  after
-----------         ---------  ------  ------  ------   ----  -----
1991
  and prior            $1,133  $  730  $  257  $   98   $ 30   $ 18
1992                      947     503     320      73     16     35
1993                    1,205     505     318     276     56     50
1994                    1,367     330     560     244    217     16
1995                    2,051     177     442     869    325    238
                       ------  ------  ------  ------   ----   ----
                       $6,703  $2,245  $1,897  $1,560   $644   $357
                       ======  ======  ======  ======   ====   ====

     The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 1995. The table is presented by year of lease commencement and by year of projected lease termination (in millions):
                                  Projected year of lease termination
                                  -----------------------------------
                       Net book
                       value at                                  2000
Year lease                lease                                   and
commenced           termination           96    97    98   99   after
----------          -----------         ----  ----  ---- ----   -----
1991
  and prior                $ 57         $ 51  $  3  $  3 $  -     $ -
1992                         89           48    32     2    1       6
1993                        138           59    34    43    2       -
1994                        213           54    83    32   43       1
1995                        328           32    69   150   62      15
                           ----         ----  ----  ---- ----     ---
                           $825         $244  $221  $230 $108     $22
                           ====         ====  ====  ==== ====     ===

Note 5 Owned Equipment - Future Noncancelable Lease Rentals and Disaster Recovery Subscription Fees Presented below is a summary of future noncancelable lease rentals on owned equipment and future subscription fees on noncancelable disaster recovery contracts (collectively, "cash in-flows").

     The summary presents expected cash in-flows due in accordance with the contractual terms in existence as of September 30, 1995. The table also presents the amounts to be received by financial institutions for leases discounted on a nonrecourse basis (see Note 6 of Notes to Consolidated Financial Statements.)



                                                              Years ending September 30,
                                               ---------------------------------------------------------
                                                                                                    2000
                                                                                                     and
(in millions)                                      96            97          98           99       after       Total
-----------------------------                  ------        ------        ----         ----        ---       ------

Expected future cash in-flows:
  Operating leases                             $  923        $  554        $255         $ 66        $15       $1,813
  Direct financing and sales-type leases          788           639         347          193         47        2,014
  Disaster recovery contracts                     223           163         104           45         18          553
                                               ------        ------        ----         ----        ---       ------
   Total                                        1,934         1,356         706          304         80        4,380
Less: To be received by financial institutions
  Operating leases                                285           151          50           13          2          501
  Direct financing and sales-type leases          337           225         111           50         11          734
                                               ------        ------        ----         ----        ---       ------
   Total                                          622           376         161           63         13        1,235
                                               ------        ------        ----         ----        ---       ------
     To be received by the company             $1,312        $  980        $545         $241        $67       $3,145
                                               ======        ======        ====         ====        ===       ======

Financing

Note 6 Interest-Bearing Liabilities Interest-bearing liabilities include the following (dollars in millions):



                                                        95                                         94
                                    ------------------------------------       --------------------------------------
                                    At September 30          Average           At September 30           Average
                                    ---------------      ---------------       ----------------     -----------------
                                    Balance   Rate       Balance    Rate       Balance     Rate     Balance      Rate
                                    -------  -----       -------    ----       -------    -----     -------     -----
Notes payable:
  Credit lines                      $  365   6.20%        $  321    6.10%       $  223     5.00%     $  182     4.91%
  Commercial paper                     296   5.94%           417    6.33%          370     5.04%        416     5.43%
Term notes                             507   6.83%           385    7.01%          291     6.36%        240     5.54%
Senior notes                         1,276   7.80%         1,140    8.26%        1,040     8.24%      1,083     8.45%
Subordinated debt                       13  11.00%            21    8.85%           33     7.97%         14     9.75%
Discounted lease rentals             1,124   7.08%         1,340    7.25%        1,548     6.90%      1,618     7.27%
                                    ------  -----         ------    ----        ------     ----      ------     ----
                                    $3,581   7.13%        $3,624    7.34%       $3,505     6.95%     $3,553     7.19%
                                    ======  =====         ======    ====        ======     ====      ======     ====



     The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):


                                                       95                                           94
                      -------------------------------------------------- ---------------------------------------------------
                            Out-                               Out-            Out-                              Out-
                       standing         Maturities       standing         standing        Maturities        standing
                      beginning   Issu-        and            end   Fair beginning Issu-         and             end    Fair
(in millions)           of year   ances repurchases Other of year  value  of year  ances repurchases Other   of year   value
---------------------    ------  ------    -------   ---   ------  ------  ------ ------   -------     ---   -------  ------
Notes payable:
  Credit lines           $  223  $  142    $     -   $-    $  365  $  365  $  248 $    -   $   (25)     $-    $  223  $  223
  Commercial paper          370       -        (74)   -       296     296     407      -       (37)      -       370     370
Term notes                  291     731       (515)   -       507     511     206     87        (2)      -       291     293
Senior notes              1,040     537       (301)   -     1,276   1,323   1,107    193      (260)      -     1,040   1,061
Subordinated debt            33       -        (20)   -        13      13      12     20        -        1        33      33
Discounted lease rentals  1,548     279       (703)   -     1,124   1,121   1,670    725      (849)      2     1,548   1,521
                         ------  ------    -------   --    ------  ------  ------ ------   -------      --    ------  ------
                         $3,505  $1,689    $(1,613)  $-    $3,581  $3,629  $3,650 $1,025   $(1,173)     $3    $3,505  $3,501
                         ======  ======    =======   ==    ======  ======  ====== ======   =======      ==    ======  ======


     The fair value of the company's interest-bearing liabilities was estimated based generally on quoted market prices for the same or similar instruments or on current rates offered the company for similar debt of the same maturity.
     The annual maturities of all interest-bearing liabilities at September 30, 1995 were as follows:


                                    Years ending September 30,
                                                       2000
                                                        and
(in millions)                    96    97    98    99  after  Total
--------------                 ----  ----  ----  ----  ----  ------
Notes payable:
  Credit lines               $  365  $  -  $  -  $  -  $  -  $  365
  Commercial paper              296     -     -     -     -     296
Term notes                      457     3    47     -     -     507
Senior notes                    239   343   250   133   311   1,276
Subordinated debt                13     -     -     -     -      13
Discounted lease
  rentals                       561   344   149    58    12   1,124
                             ------  ----  ----  ----  ----  ------
                             $1,931  $690  $446  $191  $323  $3,581
                             ======  ====  ====  ====  ====  ======

Notes payable: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:

(in millions)                                 95       94
-------------------                       ------   ------
Total credit lines:
  Committed                               $  950   $  875
  Uncommitted                                265      175
                                          ------   ------
                                          $1,215   $1,050
                                          ======   ======
Credit lines utilized at September 30:
  Committed                               $  595   $  500
  Uncommitted                                 66       93
                                          ------   ------
                                          $  661   $  593
                                          ======   ======
Credit lines available at September 30    $  554   $  457
                                          ======   ======
Maximum amount outstanding
 at any month end                         $  922   $  828
                                          ======   ======

     The company had outstanding interest rate caps totaling $3 million on short-term borrowings to mitigate interest rate risks.

Committed lines: The company's committed lines have been established with thirty banks, nine of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 1995, the company had committed domestic and foreign unsecured lines of credit as follows:

Facility                  Number of banks    Expiration date
----------------------    ---------------   ----------------
Multi-Option Facilities             11
  $300 million facility                      December, 1997
  $150 million facility                      December, 1995
Global Facilities                   18
  $300 million facility                      December, 1997
  $150 million facility                      December, 1995
Other credit agreement:
  $ 50 million                       1           June, 1996

     There are no compensating balance requirements on any of the committed lines. At September 30, 1995, the company had $595 million outstanding under its committed lines, including $296 million supporting the company's commercial paper program.
     The multi-option revolving credit agreements and the global revolving credit agreements (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus thirty-five basis points or, for the two $150 million facilities, forty basis points, or at the banks' then current base rates. The Facilities call for the company to pay: 1) an annual fee of twenty basis points per annum on $600 million of the committed amount and fifteen basis points per annum on $300 million of the committed amount, plus 2) letter of credit usage fees.
     The other credit agreement permits the company to borrow in U.S. dollars or other currencies. Interest rates on debt outstanding are set at the time of the borrowings based on LIBOR plus forty basis points, or other alternative rates. The company also pays an annual facility fee of fifteen basis points on the committed amount.

Uncommitted lines: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks under which $265 million may be borrowed on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with these lines.

Commercial paper: At September 30, 1995, the company had $500 million of commercial paper facilities (of which $296 million was outstanding at September 30, 1995) all of which are supported by its committed lines of credit. Domestically, the facilities were rated A-2 by Standard & Poors, and either D-2 by Duff & Phelps or P-2 by Moodys.

Term notes payable: Term notes payable include the following at September 30:

(in millions)                                 95       94
---------------------                       ----     ----
Receivable backed commercial paper
  (floating rate; due 1996)                 $225     $150
Floating rate; due 1996                      230       87
Building mortgage (9.70%; due 1998)           44       44
Guaranteed senior ESOP
  notes (8.19%; due 1998)                      8       10
                                            ----     ----
                                            $507     $291
                                            ====     ====

     Subsequent to the issuance of the mortgage, the company entered into an interest rate swap agreement that effectively converted this obligation to a floating rate obligation through maturity. See Note 13 of Notes to Consolidated Financial Statements regarding the senior ESOP notes.

Senior notes and subordinated debt: Senior notes and subordinated debt include the following at September 30:


(in millions)                                 95       94
------------------                         -----    -----
Senior notes:
  Medium term notes ( 5.88% to 9.99%)<F1>  $ 569    $ 564
  8.95% Senior Notes due 1995<F2>              -      150
  9.75% Senior Notes due 1997<F3>            200      200
  7.25% Senior Notes due 1998                200        -
  7.75% Senior Notes due 1999                 89       89
  6.50% Senior Notes due 2000                199        -
  9.02% Senior Notes, Series B, due 1995       -       18
  9.38% Senior Notes, Series C, due 1996      19       19
                                           -----    -----
   Total senior notes                      1,276    1,040
Subordinated debt                             13       33
                                           -----    -----
                                          $1,289   $1,073
                                          ======   ======
---------------

<F1> The company had outstanding  interest rate swap agreements at September 30,
1995 and 1994 that effectively converted $76 million and $51 million, respectively, of medium-term fixed rate borrowings to floating rate obligations with an effective interest rate of 5.965% and 5.200%, respectively. The company also had interest rate swap agreements at September 30, 1995 that effectively converted $25 million of medium-term floating rate borrowings to fixed rate obligations with an effective interest rate of 6.65%. The remaining terms of these swap agreements are more than one year at September 30, 1995.
<F2>Subsequent to the issuance of these notes, the company entered into interest rate swap agreements that effectively converted $50 million of these notes to a floating rate obligation through May, 1994 and the balance to a floating rate obligation through maturity.
<F3> Subsequent to the issuance of these notes, the company entered into an interest rate swap agreement to effectively convert $50 million of these notes to a floating rate obligation.

-------------

     There are no sinking fund requirements associated with any of the company's senior notes. At September 30, 1995, $50 million remains available for the sale of debt securities under the most recent Form S-3 registration statement.

Discounted lease rentals: The company utilizes its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. In return for this secured interest, the company receives a discounted cash payment. In the event of a default by a lessee, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the company. Proceeds from discounting are recorded on the balance sheet as discounted lease rentals; as lessees make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded. Discounted lease rentals are reduced by the interest method.
     Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 1995 are as follows (in millions):

                    Rentals to be
                      received by   Discounted
Years ending            financial        lease   Interest
September 30,        institutions      rentals    expense
------------         ------------      -------   --------
1996                       $  622       $  561       $ 61
1997                          376          344         32
1998                          161          149         12
1999                           63           58          5
2000                           13           12          1
                           ------       ------       ----
                           $1,235       $1,124       $111
                           ======       ======       ====

     Interest expense on discounted lease rentals was $98 million, $118 million, and $144 million in fiscal 1995, 1994, and 1993, respectively.
     Comdisco Receivables, Inc., a special purpose subsidiary of the company, filed a statement for an offering of Certificates to be issued by the Comdisco Receivables Trust 1993-A. In February, 1993, the Certificates were sold for $268 million with limited recourse to the company. Subsequent to the February, 1993 issuance, the company entered into an interest rate cap agreement to reduce its exposure to rising interest rates.
     The portion of the proceeds relating to direct financing leases was $180 million which resulted in a corresponding reduction in the net investment in direct financing leases. The remaining proceeds of $88 million resulted from operating leases and were included in discounted lease rentals.

Interest rate swap agreements and other derivative financial instruments: The company is a party to a variety of interest rate and cross-currency interest rate swap agreements and other financial instruments in order to limit its exposure to a loss resulting from adverse fluctuations in foreign currency exchange and interest rates. Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency. Cross-currency interest rate swap contracts generally involve the exchange of payments which are based on the interest reference rates available at the inception of the contract on two different currency principal balances that are exchanged. The principal balances are re-exchanged at an agreed upon rate at a specified future date. Credit and market risk exist with respect to these instruments.
     The following table presents the contract or notional (face) amounts outstanding and the fair value of the contracts based generally on their termination values at September 30:

                                                 95                 94
                                        ---------------     ----------------
                                        Notional   Fair     Notional    Fair
(in millions)                             amount  value       amount   value
-----------------------                  -------  -----       ------   -----
Interest rate swap
  agreements                                $230   $(3)         $359   $(11)
Cross-currency interest
  rate swap agreements                        70    (5)            -      -
Interest rate caps                            23     -           122      -
Forwards and futures                         112      -            -      -

     The impact of these contracts on interest expense for fiscal years 1995 and 1994 was immaterial. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 1995, including those noted in the discussions above, was $61 million, with an average pay rate of 8.87% and an average receive rate of 6.01%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 1995, including those noted in the discussions above, was $191 million, with an average pay rate of 5.99% and an average receive rate of 5.66%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. However, because of the credit quality of the counterparties, the company does not anticipate non-performance by the counterparties.

Other Financial Information

Note 7  Receivables
Receivables (net of allowance for doubtful accounts of $17 million in 1995 and $10 million in 1994) include the following as of September 30:

(in millions)                                 95       94
-------------                               ----     ----
Accounts, net                               $106     $ 99
Income taxes                                  15       32
Notes                                         13        4
Other                                         42       34
                                            ----     ----
                                            $176     $169
                                            ====     ====

     The allowance for doubtful accounts includes management's estimate of the amounts expected to be lost on specific accounts and for losses on other as of yet unidentified accounts included in receivables at September 30, 1995, including estimated losses on future noncancelable lease rentals and subscription fees, net of estimated recoveries from remarketing of related leased equipment. In estimating the reserve component for unidentified losses within the receivables and lease portfolio, management relies on historical experience, adjusted for any known trends, including industry trends, in the portfolio.

Note 8  IBM Litigation Settlement and Contingencies
Note 16 to the 1993 Consolidated Financial Statements discussed contingencies of the company arising out of three legal actions filed against Comdisco by International Business Machines Corporation ("IBM"), IBM Credit Corporation ("ICC") and certain IBM-related limited partnerships. On August 26, 1994, all of the parties to the three lawsuits entered into a settlement agreement. Pursuant to the settlement, Comdisco and all of the parties to the litigation exchanged mutual general release; the company agreed not to engage in the future sale or lease of altered IBM parts except pursuant to the requirements of the Stipulation and Order for Permanent Injunction entered into between the parties and ordered by the Court in IBM v. Comdisco, 91 C6777 (N.D. Ill.); the company agreed not to lease, sublease, sell or relocate any ICC-owned equipment without IBM's prior written consent; the company agreed not to copy any IBM copyrighted microcode and software other than in accordance with license agreements pertaining thereto; and the company paid IBM $70 million. During the quarters ended March 31, 1992 and June 30, 1994, the company recorded charges of $20 million ($12 million after-tax) and $10 million ($6 million after-tax), respectively, for the establishment of, and increases to, a litigation reserve to cover estimated costs associated with the litigation.
     The company is also party to various other legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The company believes that the disposition of these matters will not have a material adverse effect on the financial position of the company.

Note 9  Discontinued Operations
In November, 1991, the company's board of directors voted to discontinue the company's involvement in the oil and gas business.
     Based on certain events occurring in fiscal 1993, management revised its estimate of the net realizable value of the company's oil and gas investment, resulting in a loss provision of $33 million ($(20) million after-tax).
     In September, 1994, the joint venture adopted a plan of dissolution and transferred certain assets, specifically the leases, personal property and incidental rights and the crude oil and other hydrocarbons, along with the assumption of certain liabilities, for a minority interest in Consolidated Oil & Gas, Inc. The exchange was based on the estimated fair value of the assets, which approximated book value. The assets remaining in the joint venture were disposed of during fiscal 1995. In September, 1995, Hugoton Energy Corporation acquired control of Consolidated Oil & Gas, Inc. As a result of the merger, the company received $14 million in cash and 3.6 million shares of Hugoton Energy Corporation common stock.

Note 10  Income Taxes
Effective October 1, 1992, the company adopted FAS 109 (see also Note 1 of Notes to Consolidated Financial Statements). The cumulative effect of the change increased net earnings to common stockholders by $20 million, or $.33 per common share. The cumulative effect primarily represents the impact of adjusting deferred taxes to reflect the then current Federal tax rate of 34% as opposed to the higher rates that were in effect when the deferred taxes originated. As permitted by FAS 109, the company has elected not to restate the financial statements of any prior years.

     Income taxes included in the Consolidated Statements of Earnings were as follows:

(in millions)                        95       94       93
-----------------------             ---      ---     ----
Continuing operations               $64      $36     $ 57
Discontinued operations               -        -     (13)
Cumulative effect of
  accounting change                   -        -     (20)
                                    ---      ---    ----
                                    $64      $36    $ 24
                                    ===      ===    ====

     The geographical sources of earnings from continuing operations before income taxes and cumulative effect of accounting change were as follows:

(in millions)                        95       94       93
---------------------              ----      ---     ----
United States                      $154      $63     $132
Outside United States                14       26       12
                                   ----      ---     ----
                                   $168      $89     $144
                                   ====      ===     ====

     Cumulative unremitted earnings of foreign operations amounting to $49 million after foreign taxes at September 30, 1995, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.
     The components of the income tax provision (benefit) charged (credited) to continuing operations were as follows:

(in millions)                        95      94        93
---------------------               ---    ----       ---
Current:
  U.S. Federal                      $16    $(11)      $33
  U.S. state and local               10        8        3
  Outside United States               9        7        5
                                    ---    -----      ---
                                     35        4       41
                                    ---    -----      ---
Deferred:
  U.S. Federal                       30       32       11
  U.S. state and local              (1)      (4)        4
  Outside United States               -        4        1
                                    ---    -----      ---
                                     29       32       16
                                    ---    -----      ---
   Total tax provision              $64    $  36      $57
                                    ===    =====      ===

     The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings from continuing operations were as follows:

                                Percentage of pretax earnings
                                -----------------------------
                                         95      94        93
                                       ----     ----     ----
U.S. Federal income tax rate           35.0%    35.0%    34.8%
Increase (reduction) resulting from:
  State income taxes, net
   of U.S. Federal tax benefit          3.6      2.8      3.6
  Foreign income tax rate
   differential                          .1      6.4       .2
  Tax effect of foreign
   losses (utilized)/deferred           2.2     (4.8)     1.3
  Insurance proceeds                      -     (8.7)       -
  Changes in estimates of
   previously provided taxes           (2.0)    12.1        -
  Cumulative effect of U.S. tax
   rate change                            -        -      3.4
  Utilization of capital loss             -     (2.7)    (3.4)
  Other, net                            (.9)     (.1)      .1
                                       ----     ----     ----
                                       38.0%    40.0%    40.0%
                                       ====     ====     ====

     Deferred tax assets and liabilities at September 30, 1995 and 1994 were as follows:

(in millions)                                 95       94
---------------------------------------     ----     ----
Deferred tax assets:
  Equity transactions                       $431     $256
  Foreign loss carryforwards                  34       30
  U.S. net operating loss carryforwards       67      171
  AMT credit carryforwards                    78       62
  Deferred income                             30       32
  Other, net                                   -        9
    Gross deferred tax assets                640      560
    Less: valuation allowance                (34)     (30)
                                            ----     ----
   Total deferred tax assets                 606      530
                                            ----     ----
Deferred tax liabilities:
  Lease accounting                           803      714
  Foreign                                     39       44
  Deferred expenses                            8        1
                                            ----     ----
   Total deferred tax liabilities            850      759
                                            ----     ----
     Net deferred tax liabilities           $244     $229
                                            ====     ====

     For financial reporting purposes, the company has approximately $80 million of foreign net operating loss carryforwards, most of which have no expiration date. The company has recognized a valuation allowance of $34 million to offset this deferred tax asset. During fiscal 1995, changes in the valuation allowance included increases of $3 million from deferring foreign losses and $1 million from foreign exchange rate and tax rate changes.
     At September 30, 1995, the company has available for U.S. Federal income tax purposes, the following carryforwards (in millions):

                                                      Net
Year scheduled                                  operating
to expire                                            loss
--------------                                  ---------
2004                                                 $  2
2005                                                    5
2006                                                    4
2007                                                  163
2008                                                    3
                                                     ----
                                                     $177
                                                     ====

     For U.S. Federal income tax purposes, the company has approximately $78 million of alternative minimum tax ("AMT") credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.
     All years prior to fiscal year 1989 are closed to further assessment by the Internal Revenue Service (the "Service") due to the expiration of the Statute of Limitations. In February, 1992 the Service commenced an income tax audit for fiscal years 1989 and 1990. In May, 1994, a 30-Day Letter was received by the company proposing income tax deficiencies of $9.8 million and $2.5 million for fiscal years 1989 and 1990, respectively. In August, 1994, the company filed a Protest with the Service requesting a conference with the Appeals Division ("Appeals") to discuss the issues which are in disagreement. The company, Appeals, and the Service arediscussing the resolution of these issues. The company believes that all issues raised will be resolved with no material impact on the company's financial condition. Additionally, during March, 1994, the Service commenced routine income tax audits for fiscal years 1991, 1992 and 1993.
     The company also undergoes audits by foreign, state and local tax jurisdictions. To date, no material assessments have been made by these tax authorities.

Note 11  Preferred Stock
There are 100,000,000 authorized shares of preferred stock - $.10 par value. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Whenever dividends on preferred stock are in arrears six quarters or more, holders of such stock (voting as a class) have the right to elect two directors of the company until all cumulative dividends have been paid. Dividends on outstanding preferred stock must be declared and paid before dividends may be paid or set apart for payment on the common stock. Dividends paid on preferred stock were $8 million, $9 million and $7 million in fiscal 1995, 1994 and 1993 respectively.

8.75% Cumulative Preferred Stock (at $25 stated value and liquidation preference): The company issued 3,000,000 shares of 8.75% Cumulative Preferred Stock, Series A (the "Series A Preferred Stock") on September 24, 1992, and 1,000,000 shares of 8.75% Cumulative Preferred Stock, Series B (the "Series B Preferred Stock") (collectively, the "Series A and B Preferred Stock") on July 12, 1993. The Series A and B Preferred Stock have no preemptive rights, are not convertible into shares of common stock or any other class of stock of the company, and are not subject to any sinking fund or other obligation of the company to repurchase or retire the Series A and B Preferred Stock.
     The Series A Preferred Stock and the Series B Preferred Stock are not redeemable prior to September 24, 1997 and July 12, 1998, respectively. After September 24, 1997 and July 12, 1998, respectively, the Series A Preferred Stock and the Series B Preferred Stock are subject to redemption at the company's option, at any time, at $25 per share (plus accrued dividends). Net proceeds received from the sale of the Series A Preferred Stock and the Series B Preferred Stock, after deducting underwriting discounts and other expenses, were $73 million and $24 million, respectively. The company, in connection with its stock repurchase program, has repurchased, through the open market, 374,200 shares of its outstanding preferred stock. These shares have been retired.

Note 12  Common Stock
Cash dividends paid were $.24 per share in fiscal 1995, $.23 per share in fiscal 1994, and $.19 per share in fiscal 1993.
     At September 30, 1995, 7,502,291 common shares were reserved for future issuance under various stock option plans andthe Employee Stock Purchase Plan.
     The company purchased 5,260,167 shares and 2,993,466 shares of common stock at an aggregate cost of $86 million and $39 million in fiscal 1995 and 1994, respectively. On March 1, 1995, the company issued 1,500,000 shares from
Treasury upon the conversion of a $20 million convertible subordinated promissory note. These shares were repurchased on the same day at a price of $16.67 per share.

     In November, 1987, the company adopted a "Shareholder Rights Plan" (the "Rights Plan") to deter coercive takeover tactics and to prevent an acquirer from gaining control of the company without offering a fair price to all of the company's stockholders. Under the Rights Plan, stockholders of record on November 27, 1987 received a dividend distribution of one right for each share of the company's common stock. The Rights Plan was amended and restated as of November 7, 1994. The Rights Plan is incorporated by reference in the company's Form 10-K for fiscal 1994 and the company's filing on Form 8-K in December, 1994.

Note 13  Employee Benefits Plans
In fiscal 1988, the company established the Comdisco, Inc. Employee Stock Ownership Trust (the "Trust"). The Trust borrowed $20 million (the "ESOP Debt") to purchase 1,508,982 shares of common stock held in treasury by the company at a market price at the date of purchase of $13.25 per share.
     The ESOP Debt is guaranteed by the company. The outstanding balance of the ESOP Debt has been recorded in term notes payable in the consolidated balance sheet and a like amount of deferred compensation has been recorded as a reduction of stockholders' equity. Commencing November 1, 1989 and continuing over the period of the ESOP Debt, the shares purchased by the Trust with the ESOP Debt proceeds will be allocated to plan participants and deferred compensation will be reduced by the amount of the principal payment on the ESOP Debt. The company's annual contribution to the Trust plus dividends accumulated on the unallocated common stock held by the Trust are used to repay the ESOP Debt. The amount of the company's annual contribution is discretionary except that it must be sufficient to enable the Trust to meet its current obligations.
     The company has a profit sharing plan which, together with the Employee Stock Ownership Plan (the "Plans"), covers substantially all domestic employees. Company contributions to the Plans are based on a percentage of employees' compensation, as defined. Benefits are accumulated on an individual employee basis. Total expense under the Plans for each of the years ended September 30, 1995, 1994 and 1993, including interest expense of $1 million on the ESOP Debt in each fiscal year, amounted to $4 million. The company utilizes the shares allocated method for recognizing compensation on the Employee Stock Ownership Plan. The amount contributed in fiscal 1995, 1994, and 1993 was $3 million, net of dividends, and was used for debt service in each fiscal year.
     The company's stock option plans provide for the granting of incentive stock options and/or nonqualified options to employees and agents to purchase shares of common stock.
     On January 18, 1990, the stockholders approved the 1989 Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan"). Under the Non-Employee Plan, each October 1, each individual who is a Non-Employee Director during the fiscal year shall automatically be granted an option for 3,000 shares of the company's common stock at the then fair market value.
     Additional information on shares subject to options is as follows:


(in thousands except option price range)          95             94          93
----------------------------------------    --------       --------    --------
Number of shares:
Shares under option at
     beginning of year ..................      6,026          5,873       6,353
Options granted .........................        939          2,868          35
Options exercised .......................     (1,034)          (167)        (69)
Options terminated ......................       (366)        (2,548)       (446)
                                            --------       --------    --------
Shares under option at
     end of year ........................      5,565          6,026       5,873
                                            ========       ========    ========
Options available for future
     grant at end of year ...............      1,643          2,216       2,535
                                            ========       ========    ========
Option price range of
     outstanding options ................   $   8.75-      $   6.08-   $   4.71-
                                            $  21.35       $  21.35    $  21.35
Aggregate option price:
Shares under option at
     beginning of year ..................   $ 65,367       $ 65,499    $ 70,877
Options granted .........................     12,733         35,623         350
Options exercised .......................    (11,821)        (1,209)       (367)
Options terminated ......................     (4,116)       (34,546)     (5,361)
                                            --------       --------    --------
Shares under option at
     end of year ........................   $ 62,163       $ 65,367    $ 65,499
                                            ========       ========    ========
Options exercisable at
     end of year ........................      3,126          3,392       3,087
                                            ========       ========    ========
Aggregate option price of
     exercisable options
     outstanding at end of year             $ 35,835       $ 38,650    $ 38,242
                                            ========       ========    ========


Note 14 Quarterly Financial Data (Unaudited)
Summarized quarterly financial data for the fiscal years ended September 30, 1995 and 1994, is as follows (in millions except for per share amounts):




                                                                                Quarter ended
                                                  ----------------------------------------------------------------------
                                                     December 31,        March 31,        June 30,       September 30,
                                                  ---------------   ---------------    ---------------   ---------------
                                                     94        93      95        94       95        94      95        94
                                                  -----     -----   -----     -----    -----     -----   -----    ------

Total revenue                                     $ 524     $ 536   $ 593     $ 529    $ 539     $ 514   $ 584    $  519
Net earnings (loss) to common stockholders        $  23     $  21   $  24     $  22    $  24     $  22   $  25    $  (21)
Net earnings (loss) per common and
  common equivalent share                         $0.41    $ 0.36   $0.43     $0.37    $0.44     $0.38   $0.45    $(0.35)




Note 15  Segment Information
The company operates predominantly in the leasing industry. The company operated in four principal geographic locations during fiscal 1995. The company also operates in South America.
     Transfers between geographic areas include a reasonable profit that is eliminated in consolidation. Presented on page 47 is financial information reflecting the company's leasing and disaster recovery operations by geographic area for the years ended September 30, 1995, 1994 and 1993.

Note 16  Subsequent Event
On November 7, 1995, the board of directors authorized a three-for-two split of the company's common stock to be distributed on December 8, 1995, to holders of record on November 17, 1995. Accordingly, all references in the financial statements and notes to common share data have been adjusted to reflect the split.


                                                         United                   Pacific    Export   Elimin-  Consol-
(in millions)                                            States   Europe  Canada      Rim     sales   ations   idated
----------------------------------                       ------   ------    ----     ----      ---    -----    ------
1995
Revenue from unaffiliated customers
     Leasing .........................................   $1,503   $  369    $ 50     $ 51      $ -   $    -    $1,973
     Disaster recovery ...............................      219       33      15        -        -        -       267
                                                         ------   ------     ---     ----      ---   ------    ------
Total revenue from unaffiliated customers.............    1,722      402      65       51        -        -     2,240
Transfers between geographic areas ...................       13       24      12        3        8      (60)        -
                                                         ------   ------    ----     ----      ---   ------    ------
            Total revenue ............................   $1,735   $  426    $ 77     $ 54      $ 8   $  (60)   $2,240
                                                         ======   ======    ====     ====      ===   ======    ======
Earnings (loss) from  continuing  operations
  before income taxes and cumulative
  effect of change in accounting principle
    Leasing ..........................................   $  124   $    8    $ 13     $ (5)     $ -   $   (1)   $  139
    Disaster recovery ................................       30       (2)      1        -        -        -        29
                                                         ------   ------    ----     ----      ---   ------    ------
       Total earnings (loss) from continuing operations
         before income taxes and cumulative effect of
         change in accounting principle...............   $  154   $    6    $ 14     $ (5)     $ -    $  (1)   $  168
                                                         ======   ======    ====     ====      ===    =====    ======
Total assets (end of year)
    Leasing ..........................................   $3,922   $  680    $126     $100      $23    $(107)   $4,744
    Disaster recovery ................................      239       61      19        -       -       (24)      295
                                                         ------   ------    ----     ----      ---    -----    ------
     Total assets ....................................   $4,161   $  741    $145     $100      $23    $(131)   $5,039
                                                         ======   ======    ====     ====      ===    =====    ======
1994
Revenue from unaffiliated customers
    Leasing ..........................................   $1,507   $  231    $ 62     $ 56      $ -    $   -    $1,856
    Disaster recovery ................................      201       25      16        -        -        -       242
                                                         ------   ------    ----     ----      ---    -----    ------
Total revenue from unaffiliated customers.............    1,708      256      78       56        -        -     2,098
Transfers between geographic areas ...................        9       37       6        4        3      (59)        -
                                                         ------   ------    ----     ----      ---    -----    ------
            Total revenue                                $1,717   $  293    $ 84     $ 60      $ 3    $ (59)   $2,098
                                                         ======   ======    ====     ====      ===    =====    ======
Earnings (loss) from  continuing  operations
  before income taxes and cumulative
  effect of change in accounting principle
    Leasing ..........................................   $   57   $    3    $ 12     $  1      $ -    $  (2)   $   71
    Disaster recovery ................................       19       (2)      1        -        -        -        18
                                                         ------   ------    ----     ----      ---    -----    ------
       Total earnings (loss) from continuing operations
         before income taxes and cumulative effect of
         change in accounting principle ..............   $   76   $    1    $ 13     $  1      $ -    $  (2)   $   89
                                                         ======   ======    ====     ====      ===    =====    ======
Total assets (end of year)
    Leasing ..........................................   $3,814   $  545    $143     $100      $22    $ (66)   $4,558
    Disaster recovery ................................      211       42      16        -        -      (20)      249
                                                         ------   ------    ----     ----      ---    -----    ------
     Total assets ....................................   $4,025   $  587    $159     $100      $22    $ (86)   $4,807
                                                         ======   ======    ====     ====      ===    =====    ======
1993
Revenue from unaffiliated customers
    Leasing ..........................................   $1,501   $  303    $ 79     $ 54      $ -    $   -    $1,937
    Disaster recovery ................................      171       29      16        -        -        -       216
                                                         ------   ------    ----     ----      ---    -----    ------
Total revenue from unaffiliated customers ............    1,672      332      95       54        -        -     2,153
Transfers between geographic areas ...................       13        8      26        9        4      (60)        -
                                                         ------   ------    ----     ----      ---    -----    ------
       Total revenue .................................   $1,685   $  340    $121     $ 63      $ 4    $ (60)   $2,153
                                                         ======   ======    ====     ====      ===    =====    ======
Earnings (loss) from  continuing  operations
  before income taxes and cumulative
  effect of change in accounting principle
    Leasing ...........................................  $  126   $    -    $  9     $  2      $ -     $ (3)   $  134
    Disaster recovery .................................      11       (1)      -        -        -        -        10
                                                         ------   ------    ----     ----      ---    -----    ------
       Total earnings (loss) from continuing operations
         before income taxes and cumulative effect of
         change in accounting principle ...............  $  137   $   (1)   $  9     $  2      $ -     $ (3)   $  144
                                                         ======   ======    ====     ====      ===    =====    ======
Total assets (end of year)
    Leasing ...........................................  $3,983   $  608    $169     $ 85      $21     $(90)   $4,776
    Disaster recovery .................................     151       41      11        -        -      (19)      184
                                                         ------   ------    ----     ----      ---    -----    ------
     Total assets .....................................  $4,134   $  649    $180     $ 85      $21    $(109)   $4,960
                                                         ======   ======    ====     ====      ===    =====    ======



Independent Auditors' Report


The Stockholders and Board of Directors, Comdisco, Inc.:
We have audited the accompanying consolidated balance sheets of Comdisco, Inc. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1995.These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comdisco, Inc. and subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995 in conformity with generally accepted accounting principles.
     As discussed in Note 1 and Note 10 of Notes to Consolidated Financial Statements, the company adopted the provisions of FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.


                                                 /s/  KPMG PEAT MARWICK LLP

Chicago, Illinois
November 7, 1995