Form 10-K, Exhibit 13
period 1996-09-30
COMDISCO INC
filed 1996-12-23
CIK 722487

Six-Year Summary
Comdisco, Inc. and Subsidiaries
(in millions except per share data)


                                                                                    1996    1995    1994     1993    1992     1991
                                                                                  ------  ------  ------   ------   -----   ------

CONSOLIDATED SUMMARY OF EARNINGS
 Revenue
    Leasing                                                                       $1,797  $1,573  $1,538   $1,583  $1,662   $1,633
    Sales                                                                            262     358     271      313     311      360
    Business continuity and network services                                         318     267     242      216     193      150
    Other                                                                             54      42      47       41      39       31
                                                                                  ------  ------  ------   ------   -----   ------
     Total revenue                                                                 2,431   2,240   2,098    2,153   2,205    2,174
                                                                                  ------  ------  ------   ------   -----   ------
  Costs and expenses
    Leasing                                                                        1,246   1,023   1,004    1,040   1,094    1,026
    Sales                                                                            218     304     225      275     274      313
    Business continuity and network services                                         277     238     224      206     175      132
    Selling, general and administrative                                              244     233     213      197     198      201
    IBM litigation settlement                                                         --       -      70        -       -        -
    Litigation and receivables charge                                                 --       -      10        -      45        -
    Restructuring charge                                                              --       -       -        -      35        -
    Interest                                                                         262     274     263      291     350      366
                                                                                  ------  ------  ------   ------   -----   ------
     Total costs and expenses                                                      2,247   2,072   2,009    2,009   2,171    2,038
                                                                                  ------  ------  ------   ------   -----   ------

  Earnings from continuing operations before income taxes, extraordinary loss
    and cumulative effect of change in accounting principle                          184     168      89      144      34      136
  Income taxes                                                                        70      64      36       57      14       53
                                                                                  ------  ------  ------   ------   -----   ------
  Earnings from continuing operations before extraordinary loss and cumulative
    effect of change in accounting principle                                         114     104      53       87      20       83
  Loss from discontinued operations (net of income taxes)                              -       -       -      (20)      -      (14)
                                                                                  ------  ------  ------   ------   -----   ------
  Earnings before extraordinary loss and cumulative effect of change in
    accounting principle                                                             114     104      53       67      20       69
  Extraordinary loss (net of income taxes)                                             -       -       -        -     (29)       -
                                                                                  ------  ------  ------   ------   -----   ------
  Earnings (loss) before cumulative effect of change in accounting principle         114     104      53       67      (9)      69
  Cumulative effect of change in accounting principle                                  -       -       -       20       -        -
                                                                                  ------  ------  ------   ------   -----   ------
  Net earnings (loss) before preferred dividends                                     114     104      53       87      (9)      69

  Preferred dividends                                                                 (8)     (8)     (9)      (7)      -        -
                                                                                  ------  ------  ------   ------   -----   ------
  Net earnings (loss) to common stockholders                                      $  106  $   96 $    44  $    80  $   (9)  $   69
                                                                                  ======  ======  ======   ======   =====   ======
  COMMON AND COMMON EQUIVALENT SHARE DATA
  Earnings from continuing operations                                             $ 2.00  $ 1.73 $   .77  $  1.31  $  .33   $ 1.35
  Loss from discontinued operations                                                    -       -       -     (.33)      -     (.23)
  Extraordinary loss                                                                   -       -       -        -    (.47)       -
  Cumulative effect of change in accounting principle                                  -       -       -      .33       -        -
                                                                                  ------  ------  ------   ------   -----   ------
  Net earnings (loss) to common stockholders                                      $ 2.00  $ 1.73 $   .77  $  1.31 $  (.14)  $ 1.12
                                                                                  ======  ======  ======   ======   =====   ======
  Common stockholders' equity (per common share outstanding)                      $14.31  $13.10 $ 11.65  $ 11.03 $ 10.25   $10.42
  Cash dividends paid on common stock                                                .28     .24     .23      .19     .19      .18
  Average common and common equivalent shares (in thousands)                      53,228  55,167  57,758   60,312  61,286   61,373

  FINANCIAL POSITION
  Total assets                                                                    $5,591  $5,039 $ 4,807  $ 4,960 $ 5,236   $5,006
  Notes payable                                                                    1,127     661     593      655     766      353
  Total long-term debt                                                             2,145   1,796   1,364    1,325   1,314    1,502
  Discounted lease rentals                                                           781   1,124   1,548    1,670   1,823    1,900
  Stockholders' equity                                                               799     776     741      739     699      634

  LEASING DATA
  Total noncancelable rents of new leases                                         $2,800  $2,300 $ 1,800  $ 1,900 $ 2,400   $2,400
  Future noncancelable lease rentals and business continuity subscription fees     4,903   4,380   4,185    4,265   4,601    4,363

                                     24-25

Management's Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY
Net Earnings: Fiscal 1996 net earnings to common stockholders (hereinafter referred to as "net earnings") were $106 million, or $2.00 per common share, compared to $96 million, or $1.73 per common share, and $44 million, or $ .77 per common share, in fiscal 1995 and 1994, respectively. The increase in net earnings in fiscal 1996 compared to the prior year is due to increased earnings contributions from operating leases and business continuity activities, offset by decreases in earnings contributions from direct financing leases and remarketing activities. The increase in net earnings in fiscal 1995 compared to the prior period is due to fiscal 1994 charges of $70 million ($42 million after-tax, or $.73 per common share) for the settlement and resolution of the IBM litigation, and charges of $10 million ($6 million after-tax, or $.11 per common share) (collectively, the "Charges") for increases to the litigation reserve to cover IBM litigation costs. The IBM litigation is discussed in Note 8 of Notes to Consolidated Financial Statements. In fiscal 1995, increases in earnings contributions from operating leases were offset by reduced contributions from sales-type and direct financing leases and higher selling, general and administrative expenses. Earnings per common share in fiscal 1996 and 1995 benefited from the company's stock repurchase program, which has reduced the average common equivalent shares outstanding. Fiscal year-to-year net earnings comparisons are also affected by the following fiscal 1994 items: receipt of key-man life insurance proceeds of $20 million, or $.35 per common share (the "Insurance Proceeds"), as a result of the death of the company's Founder, Chairman of the Board and President, Mr. Kenneth N. Pontikes, in June, 1994. During the quarter ended June 30, 1994, the company recorded a contribution charge of $10 million ($6 million after-tax, or $.11 per common share) to establish and fund the Comdisco Foundation (the "Contribution") (see "Costs and Expenses" for a discussion of the Contribution). A decrease in the effective tax rate from 40% in fiscal 1994 to 38% for fiscal 1995 and 1996.

Business: There have been a number of changes in the information technology industry in the last five years, including the emergence of technological alternatives to traditional mainframe processing and applications. While there are few clear trends, it appears that traditional mainframes remain the primary platform for enterprisewide computing and, for highly data-intensive applications, mainframe applications are still the most cost effective. However, the new reality of the information technology industry is that the power of computing is moving from a centralized platform onto the desktop. The disaster recovery business has expanded significantly since its infancy in the 1980s and now encom- passes far more than the raised floor mainframe environment that gave rise to the industry. The development of wide area networks, local area networks, client/server technologies, workflow automation and other technologies, coupled with the importance of workstations and telecommunications, has changed the industry. Reflecting this change, the company refers to this business segment as business continuity services.
   The company believes that customers will choose business partners that know the technology, understand the product trends and offer financial solutions tailored to their business and technology plans. Accordingly, just as the company's industry and customers have changed, so has the company, which has restructured, refocused and realigned its businesses to meet the needs of its customers and to compete in today's environment. Additionally, the company has diversified into specific niche industries, such as the semiconductor manufacturing industry, to expand its customer and earnings base. The company's realigned businesses are designed to bring solutions to the customer, redefining the company as a "technology services company." These businesses are 1) information technology services, which includes distributed systems (PCs, servers, networks and asset management services), large systems (mainframes and related equipment) and technology integration services; 2) business continuity services, which includes workarea recovery, large and distributed systems recovery and network and data protection; and 3) diversified technology services provided in such industries as healthcare, semiconductor manufacturing (referred to as the company's "electronics group") and early-stage high technology companies.
   The company has always operated in a constantly changing and competitive marketplace. The company believes that having interdisciplinary skills--traditional legacy systems, business continuity, distributed processing, asset management tools, network technology--is the key to successful technology integration and that such skills are an important component of the company's long-term growth strategy.

FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 1996, including capital expenditures for equipment, were funded primarily by cash flow from operations (primarily lease receipts), including the realization of residual values through remarketing activities, and external financing. See Note 6 of Notes to Consolidated Financial Statements for information on the company's interest-bearing liabilities, including average daily borrowings, effective interest rates and maturities.
     During the last five years, equipment purchased for leasing totaled $9.2 billion. Expenditures for equipment in fiscal 1996 totaled approximately $2.5 billion, the highest annual total in the company's history, and an increase of 33% compared to the prior year. Expenditures for equipment are currently estimated at approximately $2.8 billion for fiscal 1997.
   During fiscal 1996, the company purchased 3.7 million shares of its outstanding common stock at an aggregate cost of $80 million. These purchases, when added to the shares purchased in prior years, bring the total number of common shares purchased to 27.8 million (.5 million shares were issued in fiscal 1996 in connection with the company's acquisition of NetforceMTI, 1.5 million shares were issued upon conversion of a 6% convertible subordinated promissory note in fiscal 1995 and an additional 2.9 million shares were distributed as a common stock dividend on March 30, 1992), at an aggregate cost of $363 million. An additional 1.1 million shares of common stock were purchased between September 30, 1996 and November 5, 1996 at a cost of $25 million.
   The company believes that its estimated cash flow from operations and current financial resources will be sufficient to fund anticipated future growth and operating requirements. In addition, the company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.

Cash Flows: Net cash provided by operating activities was $2.2 billion, $2.0 billion and $1.7 billion in fiscal 1996, 1995 and 1994, respectively. Net cash provided by operating activities has been used to finance equipment purchases and, accordingly, has had a positive impact on the level of borrowing required to support the company's investment in its lease portfolio. The company estimates that existing lease and business continuity contracts at September 30, 1996 may generate gross cash receipts of approximately $4.9 billion in the future, including $2.3 billion in fiscal 1997. The company's liquidity is augmented by the realization of cash from the future remarketing of leased equipment. Utilizing independent forecasts of equipment values at lease termination or management estimates, the estimated gross cash receipts to be provided from remarketing in future years totals $1.4 billion.

Credit Lines: At September 30, 1996, the company had $1.3 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which approximately $363 million was unused. The company had committed credit lines established with thirty-two banks at September 30, 1996 of $1.0 billion.

Senior Notes: In October, 1995, the company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for a shelf offering (the "1995 Shelf") of up to $750 million of senior debt securities with terms to be set at the time of each sale. Pursuant to the 1995 Shelf, the company, on January 12, 1996, designated $400 million of medium-term notes. On February 15, 1996, the company, pursuant to the 1995 Shelf, issued $250 million of 5.75% Notes due February 15, 2001 (the "5.75% Notes"). The net proceeds from the sale of the 5.75% Notes were used for general corporate purposes.
   Pursuant to the 1995 Shelf, the company sold $310 million of medium-term notes between January 12, 1996 and September 30, 1996. At September 30, 1996, an aggregate of $90 million of medium-term notes remained available for issuance under the 1995 Shelf, all of which was subsequently issued between September 30, 1996 and November 5, 1996.
   On November 1, 1996, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission for a shelf offering of up to $950 million of senior debt securities (which amount includes $100 million of undesignated securities from the 1995 Shelf) on terms to be set at the time of each sale (the "1996 Shelf"). Pursuant to the 1996 Shelf, the company, on November 21, 1996, issued $250 million of 6.375% Notes due November 30, 2001. The company plans to continue to be active in issuing senior debt during fiscal 1997, primarily to support the anticipated growth of the leased assets and, where appropriate, to refinance maturities of interest-bearing liabilities. In addition, the company's 8.75% Cumulative Preferred Stock, Series A, is redeemable in September, 1997, and the company will evaluate, based on existing business and market conditions, the redemption of all or a portion of, the outstanding Series A Preferred Stock.

Secured Debt: Proceeds from the discounting of lease rentals were $253 million, $279 million and $725 million in fiscal 1996, 1995 and 1994, respectively. Beginning in fiscal 1995, the company de-emphasized secured debt as a significant source of liquidity. Secured debt is currently utilized as a tool to manage credit risk and concentration risk. The company's credit committee establishes concentration levels by credit rating and customer.

Asset/Liability and Risk Management: The company has an on-going program to manage its assets and liabilities. This program includes establishing levels of fixed and floating rate debt, liquidity and duration analysis, monitoring credit quality of the lease portfolio and related account review procedures and oversight of interest rate and foreign exchange hedging policies. This program includes the use of derivatives in certain identifiable situations to manage risk. The company does not speculate on interest rates, but rather manages its portfolio of assets and liabilities to mitigate the impact of interest rate fluctuations. At September 30, 1996, the company had debt of $2.2 billion scheduled to mature in fiscal 1997, including $1.1 billion of commercial paper and short-term bank borrowings. At September 30, 1996, the company had expected future net cash to be provided by existing lease and business continuity contracts of $2.3 billion in fiscal 1997. See Notes 5 and 6 of Notes to Consolidated Financial Statements for information on the lease base and interest-bearing liabilities, respectively.

   The ratio of debt to total stockholders' equity was 5.1:1, 4.6:1 and 4.7:1 at September 30, 1996, 1995 and 1994, respectively. The increase at September 30, 1996 reflects the expenditure of $80 million to repurchase common stock in fiscal 1996 coupled with the record levels of equipment purchased for lease.

REVENUE
Total revenue of approximately $2.4 billion and $2.2 billion in fiscal 1996 and 1995 represented increases of 9% and 7% respectively, over the prior year periods. The increases in leasing revenue in fiscal 1996 and 1995 compared to prior periods is due to increased operating lease revenue, offset by declines in direct financing lease revenue and, for fiscal 1995, sales-type revenue. The declines in direct financing revenue in both fiscal 1996 and 1995 as compared to the prior year reflect a decline in interest rates and a change in the mix of leases written, with a higher percentage of operating leases to total leases. See "Business Continuity" for a discussion of business continuity and network services revenue and margins and "Sales" for a discussion of sales revenue and margins.

Leasing: Leasing volume increased in both fiscal 1996 and 1995 as compared to the prior years. During the last three fiscal years, the company's large systems portfolio decreased, while its portfolio of other high technology assets--distributed systems and electronics equipment in particular--increased as a percentage of the total portfolio, thereby reducing the company's dependence on large systems activity.
   In September, 1996, the company expanded its commitment to asset management with the announcement of an alliance with Asset Software International ("ASI"). Under the agreement, the company will be a distributor of ASI software products. Additionally, ASI and Comdisco will co-develop an interface between the company's own asset management software, CLASS, and ASI's product and the companies will coordinate future development strategies.
   Cost of equipment placed on lease was $2.6 billion in fiscal 1996, compared to cost of equipment placed on lease of $2.1 billion and $1.6 billion in fiscal 1995 and 1994, respectively. Among other factors, the continued growth of the electronics group had a favorable impact on volume in the current year period compared to the prior year periods. The company's distributed systems activities also had year-to-year increases in equipment volume. In Europe, equipment volume declined compared to the prior year period. Equipment volume in the company's medical equipment group also declined, reflecting a continued soft market for new equipment in the health-care industry. Remarketing activity, which is an important contributor to earnings, was below prior year levels throughout the first three quarters of fiscal 1996. The company believes the reduction in remarketing activity reflects, in part, delays in hardware acquisition decisions by customers pending release of additional information concerning capabilities and delivery schedules of recent product announcements from major mainframe manufacturers. Additionally, strong remarketing in prior years, coupled with equipment volume declines in fiscal 1993 and 1994, resulted in less equipment available for remarketing in the current year. Remarketing was at record levels in the fourth quarter of fiscal 1996, however, there can be no assurance that such levels can be sustained in fiscal 1997.
   Operating lease revenue minus operating lease costs was $328 million, or 24.0% of operating lease revenue (the "Operating Lease Margin"), and $293 million, or 26.2% of operating lease revenue, in fiscal 1996 and 1995, respectively. The lower margin in fiscal 1996 compared to the prior year reflects the increase in lease volume and lower margins on large systems. The company expects the Operating Lease Margin to decline from current levels in fiscal 1997. The Sales-type Lease Margin decreased in fiscal 1996 compared to the prior year primarily because of a change in the mix of equipment remarketed. The following graph presents the Lease Margin for total leasing, operating, and sales-type leases for the five years ended September 30, 1996.


                              1992  1993  1994  1995  1996
                              ----  ----  ----  ----  ----

Total Leasing                  34%   34%   35%   35%   31%
Sales-Type Lease .......       26%   26%   26%   26%   26%
Operating Lease ........       25%   23%   26%   26%   24%


Sales: Revenue from sales, which includes remarketing and buy/sell activities, totaled $262 million in fiscal 1996, compared to $358 million and $271 million in fiscal 1995 and 1994, respectively. The decrease in sales revenue in fiscal 1996 compared to the prior year is primarily due to reduced sales and sale revenue per unit on large systems. The increase in fiscal 1995 was primarily due to sales by the electronics and distributed systems groups. Margins on sales were 17% in fiscal 1996 compared to 15% and 17% in fiscal 1995 and 1994, respectively. The higher margins in fiscal 1996 reflect improved margins from remarketing by the distributed systems group.

Business Continuity and Network Services: Revenue from business continuity and network services (hereinafter referred to as "business continuity") of $318 million in fiscal 1996 and $267 million in fiscal 1995 represented increases of 19% and 10%, respectively, over each of the preceding years. The increases are primarily the result of the growth in customer base, products and services. As of September 30, 1996, the company had strategically located recovery facilities throughout North America and Europe connected by advanced network capabilities.
   Business continuity costs of $277 million for fiscal 1996 increased 16% over business continuity costs of $238 million in fiscal 1995. Fiscal 1995 costs and expenses were 6% higher than fiscal 1994. Cost containment efforts by the company, primarily as a result of its capital investment strategy, called "Project 2000," slowed the growth of business continuity costs in both fiscal 1996 and 1995, and improved margins significantly over the prior year.
   The company's business continuity segment expanded during fiscal 1996 to include the results of Netforce- MTI, a network services business, which was acquired in December, 1995 for shares of the company's common stock valued at approximately $9 million. Additionally, during the latter part of the second quarter, the company acquired the assets and contracts of the disaster recovery division of CSC Compusource ("CSC") for approximately $9 million in cash. NetforceMTI's services include network assessment, design, planning, implementation, configuration, installation, and management. These services complement and expand the company's network experience in leasing, remarketing, and business continuity, and play an important role in the company's technology integration and desktop asset management services. The company's network services group, including the NetforceMTI operations, incurred a pretax loss in fiscal 1996. The impact of the CSC acquisition on business continuity earnings was immaterial.
   In October, 1995, the company announced the opening of its Chicago-based client/server supersite. The addition expands the company's commitment to workarea recovery and the evolving business continuity needs across all platforms.

Other Revenue: Other revenue was $54 million, $42 million and $47 million in fiscal 1996, 1995 and 1994, respectively. Revenue from the sale of ownership positions generated in conjunction with the company's lease financing transactions with early-stage high technology companies was $13 million in fiscal 1996 compared to $11 million and $9 million in fiscal 1995 and 1994, respectively. Fiscal 1996 and 1995 includes $6 million and $5 million, respectively, of gains generated from the sale of stock, originally received by the company in fiscal 1993 in connection with the sale of all of the assets of its wholly-owned subsidiary, Comdisco Systems, Inc. Fiscal 1994 includes the receipt of the Insurance Proceeds of $20 million. Excluding the Insurance
Proceeds, the increase in fiscal 1995 compared to the prior year period is primarily due to revenue from managing the Promodata S.A. portfolio, which was acquired in June, 1994.

COSTS AND EXPENSES
Total costs and expenses were $2.2 billion and $2.1 billion in fiscal 1996 and 1995, respectively. The increase in fiscal 1996 compared to fiscal 1995 is primarily due to increased leasing and business continuity costs related to the increasing operating lease revenue and business continuity revenue, respectively. Excluding the IBM litigation settlement, total costs and expenses increased 7% in fiscal 1995 compared to fiscal 1994, primarily due to increased leasing costs and cost of sales related to increasing operating lease revenue and sales revenue, respectively. Other factors contributing to the increase in fiscal 1995 compared to fiscal 1994 include higher selling, general and administrative costs (excluding the Contribution) and an increase in interest expense.

Selling, General and Administrative: Selling, general and administrative expenses totaled $244 million in fiscal 1996, $233 million in fiscal 1995, and $213 million in fiscal 1994. Factors contributing to the increases in fiscal 1996 and 1995 compared to the prior years include the development of the company's technology integration activities, and, in general, its technology services, offset by reduced expenditures resulting from improved efficiencies in the company's administrative operations. The Contribution was recorded in the quarter ended June 30, 1994 to establish and fund the Comdisco Foundation. Excluding the Contribution, selling, general and administrative expenses increased 15% in fiscal 1995 compared to fiscal 1994. The increase is primarily due to the acquisition of Promodata S.A. in June, 1994, which increased selling, general and administrative expenses by approximately $15 million in fiscal 1995.

Interest: Interest expense for fiscal 1996 totaled $262 million in comparison to $274 million in fiscal 1995 and $263 million in fiscal 1994, respectively. The decrease in fiscal 1996 compared to fiscal 1995 is due to lower average interest rates. The company expects average daily borrowings to increase in fiscal 1997 because of higher average daily borrowings resulting from increased leased assets at September 30, 1996 and an increase in equipment purchased for lease in fiscal 1997. The increase in fiscal 1995 compared to fiscal 1994 is due to higher average daily borrowings and higher interest rates. Generally, a higher interest rate environment does not impact the company's margins since the effects of higher borrowing costs would be reflected in the rates on newly leased assets. In addition, the company attempts to match the maturities of its borrowings with the cash flows from its leased assets, thereby reducing the company's interest rate exposure. In fiscal 1994, net cash from operations exceeded equipment purchases, and the excess was utilized to reduce debt (see Note 6 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings and effective interest rates).

INCOME TAXES
Note 9 of Notes to Consolidated Financial Statements on page 42 provides details about the company's income tax provision.

INTERNATIONAL  OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim. The company also operates in South America. Revenue from international operations, including export sales and business continuity operations, was $595 million in fiscal 1996 compared to $518 million and $390 million in fiscal 1995 and 1994, respectively. International revenues represented 24% of the company's total revenue in fiscal 1996, 23% in fiscal 1995 and 19% in fiscal 1994.

Canada:  The  company's  Canadian  operations,   excluding  business  continuity
activities, had pretax earnings of $19 million and $13 million in fiscal 1996 and 1995, respectively. Total leasing and sales revenue for fiscal 1996 in Canada was $75 million compared to $50 million and $62 million in fiscal 1995 and 1994, respectively. Cost of equipment placed on lease in fiscal 1996 and 1995 was $68 million and $57 million, respectively. Cost of equipment placed on lease includes electronics group equipment. Net cash provided by operations is the company's primary source of funds for its Canadian operations, although the company has short-term lines of credit in Canada to support short-term liquidity requirements.

Europe: The company's European operations, excluding business continuity activities, had pretax earnings of $10 million and $8 million in fiscal 1996 and 1995, respectively, compared to $3 million in fiscal 1994. Total leasing and sales revenue from European operations was $420 million in fiscal 1996 compared to $369 million in fiscal 1995 and $231 million in fiscal 1994. Cost of equipment placed on lease in fiscal 1996 and 1995 was $492 million and $511 million, respectively. Cost of equipment placed on lease in Europe includes electronics group equipment. The European lease base has been financed primarily by utilizing existing short-term lines of credit, parent company loans and where required, additional capital investment from the parent, and discounted lease rentals. Geographic area data is included in Note 14 of Notes to Consolidated Financial Statements on page 46.

OTHER  MATTERS
Inflation: The company does not consider the present rate of inflation to have a significant impact on the businesses in which it operates.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the matters discussed in this annual report to stockholders are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. See "Note on Forward-Looking Information" on page 52 of this annual report to stockholders for identification of important factors which may affect the forward-looking statements contained herein.

PRICE RANGE OF COMMON STOCK
The company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 1996, there were approximately 1,900 holders of record of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 1996 and 1995.


                           96                         95
                 -----------------------    -----------------------
                                    Divi-                      Divi-
  Quarter         High      Low    dends     High      Low    dends
  -------    ---------  -------    -----  -------  -------    -----
  First      $   23.75  $ 19.67     $.07  $ 15.59  $ 12.92    $ .06
  Second         22.50    19.88      .07    18.25    14.67      .06
  Third          28.63    21.25      .07    20.59    17.59      .06
  Fourth         29.75    22.63      .07    21.67    18.83      .06

Consolidated Statements of Earnings
Comdisco, Inc. and Subsidiaries
(in millions except per share data)


                                                                  Years ended September 30,
                                                                 -----------------------------
                                                                    1996       1995       1994
                                                                 -------    -------    -------

  Revenue
  Leasing:
   Operating .................................................   $ 1,365    $ 1,117    $ 1,002
   Direct financing ..........................................       149        180        186
   Sales-type ................................................       283        276        350
                                                                 -------    -------    -------
     Total leasing ...........................................     1,797      1,573      1,538
                                                                 -------    -------    -------
  Sales ......................................................       262        358        271
  Business continuity and network services ...................       318        267        242
  Other ......................................................        54         42         47
                                                                 -------    -------    -------
   Total revenue .............................................     2,431      2,240      2,098
                                                                 -------    -------    -------
  Costs and expenses
  Leasing:
   Operating .................................................     1,037        824        746
   Sales-type ................................................       209        199        258
                                                                 -------    -------    -------
     Total leasing ...........................................     1,246      1,023      1,004
                                                                 -------    -------    -------
  Sales ......................................................       218        304        225
  Business continuity and network services ...................       277        238        224
  Selling, general and administrative ........................       244        233        213
  IBM litigation settlement ..................................         -          -         70
  Litigation charge ..........................................         -          -         10
  Interest ...................................................       262        274        263
                                                                 -------    -------    -------
   Total costs and expenses ..................................     2,247      2,072      2,009
                                                                 -------    -------    -------
  Earnings before income taxes ...............................       184        168         89
  Income taxes ...............................................        70         64         36
                                                                 -------    -------    -------
  Net earnings before preferred dividends ....................       114        104         53
  Preferred dividends ........................................        (8)        (8)        (9)
                                                                 -------    -------    -------
  Net earnings available to common stockholders ..............   $   106    $    96    $    44
                                                                 =======    =======    =======
  Net earnings per common and common equivalent share ........   $  2.00    $  1.73    $   .77
                                                                 =======    =======    =======
  See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Comdisco, Inc. and Subsidiaries
(in millions except number of shares and per share data)

                                                                                                                    September 30,
                                                                                                                1996           1995
                                                                                                           ----------    ----------

  Assets
  Cash and cash equivalents ............................................................................   $       29    $        85
  Cash - legally restricted ............................................................................           27             30
  Receivables, net .....................................................................................          218            176
  Inventory of equipment ...............................................................................          155            133
  Leased assets:
   Direct financing and sales-type .....................................................................        1,768          1,968
                                                                                                           ----------    -----------
   Operating (net of accumulated depreciation) .........................................................        2,842          2,107
                                                                                                           ----------    -----------
     Net leased assets .................................................................................        4,610          4,075
  Buildings, furniture and other, net ..................................................................          149            163
  Other assets .........................................................................................          403            377
                                                                                                           ----------    -----------
                                                                                                           $    5,591    $     5,039
                                                                                                           ==========    ===========
  Liabilities and Stockholders' Equity
  Notes payable ........................................................................................   $    1,127    $       661
  Term notes payable ...................................................................................          374            507
  Senior and subordinated debt .........................................................................        1,771          1,289
  Accounts payable .....................................................................................          135            111
  Income taxes:
   Current .............................................................................................            5             --
   Deferred ............................................................................................          274            244
  Other liabilities ....................................................................................          325            327
  Discounted lease rentals .............................................................................          781          1,124
                                                                                                           ----------    -----------
                                                                                                                4,792          4,263
                                                                                                           ----------    -----------
  Stockholders' equity:
   Preferred  stock $10 par value. Authorized 100,000,000 shares: 8.75%
     Cumulative  Preferred  Stock,  Series A and Series B
     $25  stated  value and liquidation preference, issued
      3,562,600 shares (3,625,800 in 1995) ............................................................            89             91
   Common stock $.10 par value. Authorized 200,000,000 shares;
      issued 72,519,209 shares (71,936,982 in 1995) ....................................................            7              5
   Additional paid-in capital ..........................................................................          165            154
   Deferred compensation (ESOP) ........................................................................           (5)           (8)
   Deferred translation adjustment .....................................................................            5             13
   Retained earnings ...................................................................................          856            764
                                                                                                           ----------    -----------
                                                                                                                1,117          1,019
   Common stock held in treasury, at cost; 22,886,451 shares (19,666,386 in 1995) ......................         (318)         (243)
                                                                                                           ----------    -----------
     Total stockholders' equity ........................................................................          799            776
                                                                                                           ----------    -----------
                                                                                                           $    5,591    $     5,039
                                                                                                           ==========    ===========
  See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Comdisco, Inc. and Subsidiaries
Years ended September 30, 1996, 1995 and 1994
(in millions except per share data)


                                                                                   Additional Deferred Deferred             Common
                                                               Preferred  Common  paid-in    compen-  translation Retained stock in
                                                                 stock     stock   capital    sation   adjustment  earnings treasury
  ---------------------------------------------------------------------------------------------------------------------------------

  Balance at September 30, 1993 ...............................   $ 100    $   5    $ 138     $ (12)   $  (7)      $ 650   $(135)
  Net earnings ................................................                                                       53
  Cash dividends - preferred ..................................                                                       (9)
  Cash dividends - common ($.23 per share) ....................                                                      (13)
  Stock options exercised .....................................                         1
  Translation adjustment ......................................                                            7
  Reduction of guaranteed ESOP debt ...........................                                   2
  Purchase of common stock ....................................                                                              (39)
  ----------------------------------------------------------------------------------------------------------------------------------
  Balance at September 30, 1994 ...............................     100        5      139       (10)      --         681    (174)
  Net earnings ................................................                                                      104
  Cash dividends - preferred ..................................                                                       (8)
  Cash dividends - common ($.24 per share) ....................                                                      (13)
  Stock options exercised .....................................                        12
  Translation adjustment ......................................                                           13
  Issuance of common stock upon
   conversion of subordinated debt ............................                         3                                     17
  Reduction of guaranteed ESOP debt ...........................                                   2
  Purchase of preferred stock .................................      (9)
  Purchase of common stock ....................................                                                              (86)
  ----------------------------------------------------------------------------------------------------------------------------------
  Balance at September 30, 1995 ...............................      91        5      154        (8)      13         764    (243)
  Net earnings ................................................                                                      114
  Cash dividends - preferred ..................................                                                       (8)
  Cash dividends - common ($.28 per share) ....................                                                      (14)
  Stock options exercised .....................................                         7
  Translation adjustment ......................................                                           (8)
  Reduction of guaranteed ESOP debt ...........................                                   3
  Purchase of preferred stock .................................      (2)
  Purchase of common stock ....................................                                                             (80)
  Issuance of treasury stock ..................................                         4                                     5
  Stock split .................................................                2       (2)
  Income tax benefits resulting from the
   exercise of non-qualified stock options ....................                         2
  ----------------------------------------------------------------------------------------------------------------------------------
  Balance at September 30, 1996 ...............................   $  89    $   7    $ 165     $  (5)   $   5      $ 856   $(318)
                                                                  =====    =====    =====     =====    =====      =====   =====
  See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Comdisco, Inc. and Subsidiaries
(in millions)


                                                                                    Years ended September 30,

                                                                                   1996       1995       1994
                                                                                -------    -------    -------
 INCREASE  (DECREASE) IN CASH AND CASH  EQUIVALENTS:
 Cash flows from operating activities:

   Operating lease and other leasing receipts ..................................$ 1,465    $ 1,282    $ 1,122
   Direct financing and sales-type leasing receipts ............................    907        973        907
   Leasing costs, primarily rentals paid .......................................    (34)       (33)       (49)
   Sales .......................................................................    246        352        283
   Sales costs .................................................................   (117)      (196)      (147)
   Business continuity and network services receipts ...........................    311        266        240
   Business continuity and network services costs ..............................   (174)      (171)      (169)
   Other revenue ...............................................................     54         42         48
   Selling, general and administrative expenses ................................   (222)      (228)      (193)
   IBM litigation settlement ...................................................     --         --        (70)
   Interest ....................................................................   (260)      (272)      (268)
   Income taxes ................................................................    (23)       (32)       (34)
                                                                                -------    -------    -------
     Net cash provided by operating activities .................................  2,153      1,983      1,670
                                                                                -------    -------    -------
  Cash flows from investing activities:
   Equipment purchased for leasing ............................................. (2,486)    (1,865)    (1,433)
   Investment in business continuity and network services facilities ...........    (74)       (78)       (49)
   Other .......................................................................    (17)        (1)       (12)
                                                                                -------    -------    -------
     Net cash used in investing activities ..................................... (2,577)    (1,944)    (1,494)
                                                                                -------    -------    -------
  Cash flows from financing activities:
   Discounted lease proceeds ...................................................    253        279        725
   Net increase (decrease) in notes payable ....................................    466         68        (62)
   Issuance of term notes, senior notes, and subordinated debt .................    834      1,268        300
   Maturities and repurchases of term notes, senior notes and subordinated debt.   (485)      (816)      (262)
   Principal payments on secured debt ..........................................   (596)      (703)      (849)
   Decrease in legally restricted cash .........................................      3          7         11
   Preferred stock purchased ...................................................     (2)        (9)        --
   Common stock purchased and placed in treasury ...............................    (80)       (86)       (39)
   Dividends paid on common stock ..............................................    (14)       (13)       (13)
   Dividends paid on preferred stock ...........................................     (8)        (8)        (9)
   Other .......................................................................     (3)         8          3
                                                                                -------    -------    -------
     Net cash provided by (used in) financing activities .......................    368         (5)      (195)
                                                                                -------    -------    -------
  Net increase (decrease) in cash and cash equivalents .........................    (56)        34        (19)
  Cash and cash equivalents at beginning of year ...............................     85         51         70
                                                                                -------    -------    -------
  Cash and cash equivalents at end of year .....................................$    29    $    85    $    51
                                                                                =======    =======    =======
  See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Comdisco, Inc. and Subsidiaries
Years ended September 30,
(in millions)

                                                                                           1996       1995       1994
                                                                                       --------    -------    -------

  RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Net earnings ......................................................................   $   114    $   104    $    53
  Adjustments to reconcile net earnings to net cash provided by operating activities:
   Leasing costs, primarily depreciation and amortization ...........................     1,212        990        955
   Leasing revenue, primarily principal portion of direct
     financing and sales-type lease rentals .........................................       575        682        491
   Cost of sales ....................................................................       101        108         78
   Business continuity and network services costs,
     primarily depreciation and amortization ........................................       103         67         55
   Income taxes .....................................................................        47         32          2
   Interest .........................................................................         2          2         (5)
   Other, net .......................................................................        (1)        (2)        41
                                                                                       --------    -------    -------
   Net cash provided by operating activities ........................................  $  2,153    $ 1,983    $ 1,670
                                                                                       ========    =======    =======
  SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
   Issuance of treasury stock for acquisition of NetforceMTI ........................  $      9    $     -    $     -
                                                                                       ========    =======    =======
   Common stock issued upon conversion of
     6% convertible subordinated promissory note ....................................  $      -    $    20    $     -
                                                                                       ========    =======    =======
   Assumption of discounted lease rentals in lease portfolio acquisition ............  $      -    $     -    $     2
                                                                                       ========    =======    =======
  See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements


Note 1    Summary of Significant Accounting Policies
Nature of operations: Comdisco, Inc. is a technology services company, providing solutions that help organizations reduce technology cost and risk. The company provides technology planning and asset management services, integrating leasing and business continuity services with customized asset acquisition, asset management software tools and data center moves and/or consolidations, disposition and migration strategies. Its principal markets are the United States, Europe, Canada and the Pacific Rim.

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

Translation adjustments: All assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of earnings.

Income taxes: The company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

Lease accounting: See "Leasing" section on pages 36 through 38 for a description of lease accounting policies, lease revenue recognition and related costs.

Business continuity: Revenue from business continuity contracts is recognized monthly as subscription fees become due.

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

Earnings per common share: Earnings per common and common equivalent share are computed based on the weighted average number of common and common equivalent shares outstanding during each period.
   Dilutive stock options included in the number of common and common equivalent shares are based on the treasury stock method. The number of common and common equivalent shares used in the computation of earnings per common share for the years ended September 30, 1996, 1995 and 1994 were 53,228,341, 55,167,389, and
57,758,144, respectively.

Stock-based compensation: The company utilizes the intrinsic value based method of accounting for its stock-based compensation arrangements.

Reclassifications: Certain reclassifications have been made in the 1995 and 1994 financial statements to conform to the 1996 presentation.

LEASING

Note 2    Lease Accounting Policies
FASB Statement of Financial Accounting Standards No. 13 requires that a lessor account for each lease by either the direct financing, sales-type or operating method.

Leased Assets:
     Direct financing and sales-type leased assets consist of the present value of the future minimum lease payments plus the present value of the residual (col-lectively referred to as the net investment). Residual is the estimated fair market value at lease termination. In estimating the equipment'sfair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the estimated amounts.

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

     Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, how ever the amounts the company will ultimately realize could differ from the amounts assumed in determining deprecia tion on the equipment in the operating leased portfolio at September 30, 1996.

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

Note 3    Leased Assets
The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:
(in millions)

                                           1996       1995
                                         ------     ------
   Minimum lease payments receivable     $1,802     $2,014
  Estimated residual values ........        193        216
  Less: unearned revenue ...........       (227)      (262)
                                         ------     ------
  Net investment in direct financing
   and sales-type leases ...........     $1,768     $1,968
                                         ======     ======

     Unearned revenue is recorded as leasing revenue over the lease terms. Operating leased assets include the following as of September 30:

 (in millions)                            1996        1995
 ------------                           ------      ------
  Operating leased assets ......        $4,665      $3,685
  Less: accumulated depreciation
   and amortization ............        (1,823)     (1,578)
                                        ------      ------
  Net ..........................        $2,842      $2,107
                                        ======      ======


Note 4     Lease  Portfolio  Information
The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 1996 (in millions):

                            Projected year of lease termination
                            -----------------------------------
                  Cost at                               2001
  Year lease        lease                                and
  commenced     inception      97     98     99    00  after
-----------     ---------   -----  -----  -----  ----  -----
  1992
  and prior     $   1,149   $ 733  $ 229  $ 127  $ 30  $  30
  1993                755     378    286     46    35     10
  1994              1,076     580    235    233    20      8
  1995              1,746     385    792    297   258     14
  1996              2,589      74    461  1,226   454    374
                ---------  ------ ------ ------  ----  -----
                $   7,315  $2,150 $2,003 $1,929  $797  $ 436
                =========  ====== ====== ======  ====  =====

   The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 1996. The table is presented by year of lease commencement and by year of projected lease termination (in millions):

                            Projected year of lease termination
                            -----------------------------------
                 Net book
                 value at                           2001
  Year lease        lease                            and
  commenced   termination    97   98     99    00  after
-----------   -----------   ---  ---   ----   ---  -----
  1992
   and prior       $   44   $33 $  5   $  2   $ -    $ 4
  1993                 68    34   32      1     1      -
  1994                131    71   26     33     1      -
  1995                268    68  129     36    34      1
  1996                491    40   95    227    62     67
              -----------   ---  ---   ----   ---  -----
                   $1,002  $246 $287   $299   $98    $72
              ===========  ==== ====   ====   ===  =====



Note 5 Owned  Equipment  -  Future  Noncancelable  Lease  Rentals  and  Business
Continuity Subscription Fees Presented below is a summary of future noncancelable lease rentals on owned equipment and future subscription fees on noncancelable business continuity contracts (collectively, "cash in-flows").

   The summary presents expected cash in-flows due in accordance with the contractual terms in existence as of September 30, 1996. The table also presents the amounts to be received by financial institutions for leases discounted on a nonrecourse basis (see Note 6 of Notes to Consolidated Financial Statements).



                                                                       Years ending September 30,
                                                       ---------------------------------------------------
                                                                                                      2001
                                                                                                       and
 (in millions)                                         1997          1998       1999       2000      after      Total
-------------                                        ------        ------       ----      -----      -----     ------
  Expected future cash in-flows:
   Operating leases ............................     $1,217        $  784       $354       $113       $ 53     $2,521
   Direct financing and sales-type leases ......        821           522        302        127         30      1,802
   Business continuity contracts ...............        240           176        105         42         17        580
                                                     ------        ------       ----       ----       ----     ------
      Total ....................................      2,278         1,482        761        282        100      4,903
  Less: To be received by financial institutions
   Operating leases ............................        237           140         70         29          5        481
   Direct financing and sales-type leases ......        204           119         61         18         --        402
                                                     ------        ------       ----       ----       ----     ------
      Total ....................................        441           259        131         47          5        883
                                                     ------        ------       ----       ----       ----     ------
       To be received by the company ...........     $1,837        $1,223       $630       $235       $ 95     $4,020
                                                     ======        ======       ====       ====       ====     ======

FINANCING

Note 6 Interest-Bearing  Liabilities
Interest-bearing liabilities include the following (dollars in millions):

                                                                      96                                      95
                                                    ----------------------------------     ------------------------------------
                                                    At September 30        Average         At September 30          Average
                                                    ---------------     --------------     ---------------      ---------------
                                                    Balance    Rate     Balance   Rate     Balance   Rate       Balance   Rate
                                                    -------    ----     -------   ----     -------   ----       -------   ----
  Notes payable:

     Credit lines and loan participation
      contracts .................................   $  664     5.62%    $  390    5.79%    $  365   6.20%       $  321    6.10%
     Commercial paper ...........................      463     5.62%       474    5.77%       296   5.94%          417    6.33%
  Term notes ....................................      374     6.49%       322    6.67%       507   6.83%          385    7.01%
  Senior notes ..................................    1,771     7.16%     1,460    7.64%     1,276   7.80%        1,140    8.26%
  Subordinated debt .............................        -        -%         9    9.05%        13  11.00%           21    8.85%
  Discounted lease rentals ......................      781     7.19%       938    7.24%     1,124   7.08%        1,340    7.25%
                                                    ------     ----     ------    ----     ------   ----        ------    ----
                                                    $4,053     6.68%    $3,593    7.00     $3,581   7.13%       $3,624    7.34%
                                                    ======     ====     ======    ====     ======   ====        ======    ====

   The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):

                                                           96                                                  95
                                    --------------------------------------------------  -------------------------------------------
                                          Out-                             Out-             Out-                         Out-
                                      standing            Maturities   standing          standing        Maturities  standing
                                     beginning    Issu-          and        end   Fair  beginning  Issu-        and       end  Fair
   (in millions)                       of year    ances  repurchases    of year  Value    of year  ances repurchase   of year value
----------------                     ---------   ------   --------      -------  -----  ---------  -----  --------   -------- -----
  Notes payable:

   Credit lines and loan
      participation contracts .....   $365      $ 299    $   -          $  664   $ 664   $  223   $ 142   $  --     $  365   $  365
   Commercial paper ...............    296        167        -             463     463      370      --     (74)       296      296
  Term notes ......................    507        100     (233)            374     377      291     731    (515)       507      511
  Senior notes ....................  1,276        734     (239)          1,771   1,623    1,040     537    (301)     1,276    1,323
  Subordinated debt ...............     13         --      (13)             --      --       33      --     (20)        13       13
  Discounted lease rentals ........  1,124        253     (596)            781     778    1,548     279    (703)     1,124    1,121
                                    ------     ------  -------          ------  ------  -------  ------ -------     ------   ------
                                    $3,581     $1,553  $(1,081)         $4,053  $3,905  $ 3,505  $1,689 $(1,613)    $3,581   $3,629
                                    ======     ======  =======          ======  ======  =======  ====== =======     ======   ======

     The fair value of the company's interest-bearing liabilities was estimated based generally on quoted market prices for the same or similar instruments or on current rates offered the company for similar debt of the same maturity.
     The annual maturities of all interest-bearing liabilities at September 30, 1996 were as follows:

                                            Years ending September 30,
                                            --------------------------
                                                                   2001
                                                                    and
   (in millions)                           1997  1998  1999 2000  after   Total
   --------------                         -----  ----  ---- ----  -----  ------
   Notes payable:
   Credit lines and loan participation
      contracts ........................  $ 664  $  -  $  - $  - $    -  $  664
  Commercial paper .....................    463     -     -    -      -     463
  Term notes ...........................    327    47     -    -      -     374
  Senior notes .........................    386   540   248  292    305   1,771
  Discounted lease rentals .............    385   230   116   45      5     781
                                         ------  ----  ---- ---- ------  ------
                                         $2,225  $817  $364 $337 $  310  $4,053
                                         ======  ====  ==== ==== ======  ======

Notes payable: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:

   (in millions)                     1996     1995
   -------------                  -------   ------
  Total credit lines:
    Committed ..................  $ 1,016   $  950
     Uncommitted ..............       319      265
                                  -------   ------
                                  $ 1,335   $1,215
                                  =======   ======
  Utilized at September 30:
     Committed ................   $   766   $  595
     Uncommitted ..............       206       66
                                  -------   ------
     Total credit lines .......       972      661
                                  -------   ------
   Loan participation contracts       155        -
                                  -------   ------
     Total notes payable ......   $ 1,127   $  661
                                  =======   ======
  Credit lines available at
   September 30 ...............   $   363   $  554
                                  =======   ======
  Maximum amount outstanding
     at any month end .........   $ 1,131   $  922
                                  =======   ======

   The company had outstanding interest rate caps totaling $47 million on short-term borrowings to mitigate interest rate risks.

Committed lines: The company's committed lines have been established with thirty-two banks, eight of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 1996, the company had committed domestic and foreign unsecured lines of credit as follows:

                                      Number
   Facility                         of banks             Expiration date
-------------------------          ---------             ---------------
  Multi-Option Facilities                 11
   $300 million facility                                  December, 1998
   $150 million facility                                  December, 1996
  Global Facilities                       18
   $300 million facility                                  December, 1998
   $150 million facility                                  December, 1996
  Other credit agreements:
   $ 50 million - domestic
   and foreign                             1                 April, 1997
   $66 million - foreign                   6                     Various

   There are no compensating balance requirements on any of the committed lines. At September 30, 1996, the company had $766 million outstanding under its committed lines, including $463 million supporting the company's commercial paper program.
   The multi-option revolving credit agreements and the global revolving credit agreements (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus twenty-seven and one half basis points or, for the two $150 million facilities, thirty basis points, or at the banks' then current base rates. The Facilities call for the company to pay: 1) an annual fee of twelve and one half basis points per annum on $600 million of the committed amount and ten basis points per annum on $300 million of the committed amount, plus 2) letter of credit usage or fronting fees. The two $150 million facilities are renewable annually and should the banks decide not to renew, include provisions to convert any amounts then outstanding to term loans with a final maturity of December, 1997.

Uncommitted lines and loan participation contracts: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks, including approximately $319 million of uncommitted lines of credit, under which the company can borrow on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with either the uncommitted lines or the loan participation contracts.

Commercial paper: At September 30, 1996, the company had $500 million of commercial paper facilities (of which $463 million was outstanding at September 30, 1996) all of which are supported by its committed lines of credit. Domestically, the facilities were rated, D-2 by Duff & Phelps, P-2 by Moody's and A-2 by Standard & Poor's.

Term notes payable: Term notes payable include the following at September 30:

   (in millions)                          1996       1995
  --------------                          ----       ----
  Receivable backed commercial
   paper (floating rate; due 1997)        $325       $225
  Floating rate; due 1996                    -        230
  Building mortgage (9.70%; due 1998)       44         44
  Guaranteed senior ESOP
   notes (8.19%; due 1998)                   5          8
                                          ----       ----
                                          $374       $507
                                          ====       ====

   Subsequent to the issuance of the mortgage, the company entered into an interest rate swap agreement that effectively converted this obligation to a floating rate obligation through maturity. See Note 12 of Notes to Consolidated Financial Statements regarding the senior ESOP notes.

Senior notes and subordinated debt: Senior notes and subordinated debt include the following at September 30:

   (in millions)                                              1996     1995
 --------------                                             ------   ------
  Senior notes:
   Medium term notes (5.22% to 9.99%)<F1>                   $  834   $  569
   9.38% Senior Notes, Series C, due 1996                        -       19
   9.75% Senior Notes due 1997<F2>                             200      200
   7.25% Senior Notes due 1998 .                               200      200
   7.75% Senior Notes due 1999 .                                89       89
   6.50% Senior Notes due 2000 .                               199      199
   5.75% Senior Notes due 2001 .                               249        -
         Total senior notes ....                             1,771    1,276
  Subordinated debt ............                                 -       13
                                                            ------   ------
                                                            $1,771   $1,289
                                                            ======   ======

<F1>The company had  outstanding  interest rate swap agreements at September 30,
1996 and 1995 that effectively converted $25 million and $76 million, respectively, of medium-term fixed rate borrowings to floating rate obligations with an effective interest rate of 6.650% and 5.965%, respectively. The company also had interest rate swap agreements at September 30, 1996 that effectively converted $25 million of medium-term floating rate borrowings to fixed rate obligations with an effective interest rate of 5.850%. The average remaining terms of these swap agreements was more than one year at September 30, 1996.
<F2>Subsequent  to the  issuance of these  notes,  the company  entered  into an interest rate swap agreement to effectively convert $50 million of these notes to a floating rate obligation.

   There are no sinking fund requirements associated with any of the company's senior notes. At September 30, 1996, $190 million, including $100 million of undesignated senior debt, remains available for the sale of debt securities under the Form S-3 registration statement filed October, 1995.

Discounted lease rentals: The company utilizes its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. In return for this secured interest, the company receives a discounted cash payment. In the event of a default by a lessee, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the company. Proceeds from discounting are recorded on the balance sheet as discounted lease rentals; as lessees make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded. Discounted lease rentals are reduced by the interest method.
     Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 1996 are as follows (in millions):

                        Rentals to be
                          received by      Discounted
  Years ending              financial           lease          Interest
  September 30,          institutions         rentals           expense
--------------          -------------      ----------          --------

  1997                           $441            $385              $ 56
  1998                            259             230                29
  1999                            131             116                15
  2000                             47              45                 2
  2001                              5               5                 -
                                 ----            ----              ----
                                 $883            $781              $102
                                 ====            ====              ====

   Interest expense on discounted lease rentals was $68 million, $98 million, and $118 million in fiscal 1996, 1995, and 1994, respectively.

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

   The following table presents the contract or notional (face) amounts outstanding and the fair value of the contracts based generally on their termination values at September 30:

                                  1996                    1995
                            ----------------       -----------------
                            Notional    Fair       Notional     Fair
  (in millions)              amount    value         amount    value
  -----------------------   --------   -----       --------    -----
  Interest rate swap
   agreements                 $165       $(1)          $230       $(3)
                              ====       ===           ====       ===
  Cross-currency interest
   rate swap agreements         95        (1)            70        (5)
                              ====       ===           ====       ===
  Interest rate caps            47         -             23         -
                              ====       ===           ====       ===
  Forwards and futures         147         6            112         -
                              ====       ===           ====       ===

     The impact of these contracts on interest expense for fiscal years 1996 and 1995 was immaterial. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 1996, including those noted in the discussions above, was $114 million, with an average pay rate of 5.734% and an average receive rate of 5.334%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 1996, including those noted in the discussions above, was $69 million, with an average pay rate of 7.850% and an average receive rate of 6.250%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. However, because of the credit quality of the counterparties, the company does not anticipate non-performance by the counterparties.

OTHER FINANCIAL INFORMATION

Note 7    Receivables
Receivables (net of allowance for doubtful accounts of $21 million in 1996 and $17 million in 1995) include the following as of September 30 (in millions):

                   1996   1995
                   ----   ----
  Accounts, net    $128   $106
  Income taxes .      5     15
  Notes ........     23     13
  Other ........     62     42
                   ----   ----
                   $218   $176
                   ====   ====

   The allowance for doubtful accounts includes management's estimate of the amounts expected to be lost on specific accounts and for losses on other as of yet unidentified accounts included in receivables at September 30, 1996, including estimated losses on future noncancelable lease rentals and subscription fees, net of estimated recoveries from remarketing of related leased equipment. In estimating the reserve component for unidentified losses within the receivables and lease portfolio, management relies on historical experience, adjusted for any known trends, including industry trends, in the portfolio.

Note 8 IBM Litigation Settlement and Contingencies

Note 16 to the 1993 Consolidated Financial Statements discussed contingencies of the company arising out of three legal actions filed against Comdisco by International Business Machines Corporation ("IBM"), IBM Credit Corporation ("ICC") and certain IBM-related limited partnerships. On August 26, 1994, all of the parties to the three lawsuits entered into a settlement agreement. Pursuant to the settlement, Comdisco and all of the parties to the litigation exchanged mutual general release; the company agreed not to engage in the future sale or lease of altered IBM parts except pursuant to the requirements of the Stipulation and Order for Permanent Injunction entered into between the parties and ordered by the Court in IBM v. Comdisco, 91 C6777 (N.D. Ill.); the company agreed not to lease, sublease, sell or relocate any ICC-owned equipment without IBM's prior written consent; the company agreed not to copy any IBM copyrighted microcode and software other than in accordance with license agreements pertaining thereto; and the company paid IBM $70 million. During the quarters ended March 31, 1992 and June 30, 1994, the company recorded charges of $20 million ($12 million after-tax) and $10 million ($6 million after-tax), respectively, for the establishment of, and increases to, a litigation reserve to cover estimated costs associated with the litigation.
   The company has guaranteed approximately $60 million in lease payments, which are secured by the underlying lease obligations, equipment and a like amount held in trust; and the company entered into a co-obligation for approximately $90 million, which is secured by a like amount held in trust.
   The company is also party to various other legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The company believes that the disposition of these matters will not have a material adverse effect on the financial position of the company.

Note 9   Income Taxes
The geographical sources of earnings before income taxes were as follows (in millions):

                          1996       1995     1994
                          ----       ----     ----
  United States           $155       $154      $63
  Outside United States     29         14       26
                          ----       ----     ----
                          $184       $168      $89
                          ====       ====     ====

   Cumulative unremitted earnings of foreign operations amounting to $72 million after foreign taxes at September 30, 1996, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.
   The components of the income tax provision (benefit) charged (credited) to operations were as follows:

  (in millions)            1996      1995     1994
  ----------------------   ----      ----     ----
  Current:
   U.S. Federal             $20       $16     $(11)
   U.S. state and local       6        10        8
   Outside United States     14         9        7
                           ----      ----     ----
                             40        35        4
                           ====      ====     ====
  Deferred:
   U.S. Federal              32        30       32
   U.S. state and local       3        (1)      (4)
   Outside United States     (5)        -        4
                           ----      ----     ----
                             30        29       32
                           ----      ----     ----
     Total tax provision    $70       $64     $ 36
                           ====      ====     ====


   The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings were as follows:

                                           Percentage of pretax earnings
                                           -----------------------------
                                             1996       1995       1994
                                             ----       ----       ----
  U.S. Federal income tax rate .........     35.0%      35.0%      35.0%
  Increase (reduction)
   resulting from:
     State income taxes, net of
      U.S. Federal tax benefit .........      3.3        3.6        2.8
    Foreign income tax rate differential      1.3         .1        6.4
    Tax effect of foreign losses
     (utilized)/deferred ...............     (1.9)       2.2       (4.8)
    Insurance proceeds ........                --         --       (8.7)
    Changes in estimates of previously
     provided taxes ....................       --       (2.0)      12.1
   Utilization of capital loss                 --         --       (2.7)
    Other, net ................                .3        (.9)       (.1)
                                             ----       ----       ----
                                             38.0%      38.0%      40.0%
                                             ====       ====       ====


   Deferred tax assets and liabilities at September 30, 1996 and 1995 were as follows:

   (in millions)                                  1996     1995
   --------------------------------------        -----    -----
   Deferred tax assets:
    Equity transactions ..........               $ 318    $ 431
    Foreign loss carryforwards ...                  32       34
    U.S. net operating loss carryforwards ....      32       67
    AMT credit carryforwards .....                  91       78
    Deferred income ..............                  22       30
    Other, net ...................                  24       --
                                                 -----    -----
    Gross deferred tax assets ....                 519      640
    Less: valuation allowance ....                 (32)     (34)
                                                 -----    -----
    Total deferred tax assets ....                 487      606
                                                 -----    -----
  Deferred tax liabilities:
    Lease accounting .............                 719      803
    Foreign ......................                  34       39
    Deferred expenses ............                   8        8
                                                 -----    -----
    Total deferred tax liabilities                 761      850
                                                 -----    -----
     Net deferred tax liabilities                $ 274    $ 244
                                                 =====    =====

   For financial reporting purposes, the company has approximately $74 million of foreign net operating loss carryforwards, most of which have no expiration date. The company has recognized a valuation allowance of $32 million to offset this deferred tax asset. During fiscal 1996, changes in the valuation allowance included decreases of $1 million from utilizing foreign losses and $1 million from foreign exchange rate and tax rate changes.
   At September 30, 1996, the company has available for U.S. Federal income tax purposes, the following carryforwards (in millions):



                                               Net
                                         operating
  Year scheduled to expire                    loss
  ------------------------               ---------
  2004                                         $ 2
  2005                                           5
  2006                                           5
  2007                                          70
  2008                                           3
                                         ---------
                                               $85
                                         =========

   For U.S. Federal income tax purposes, the company has approximately $91 million of alternative minimum tax ("AMT") credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.

   All years prior to fiscal 1989 are closed to further as-sessment by the Internal Revenue Service (the "Service") due to the expiration of the Statute of Limitations.
   In February, 1992, the Service commenced an income tax audit for fiscal years 1989 and 1990. In May, 1994, a 30-Day Letter was received by the company proposing income tax deficiencies of $9.8 million and $2.5 million for fiscal years 1989 and 1990, respectively. In August, 1994, the company filed a Protest with the Service and is currently discussing with the Appeals Division ("Appeals") the resolution of all unagreed issues. To facilitate this process, the company and Appeals are currently developing a Technical Advice Request for submission to the Service's National Office requesting guidance on the proper treatment of assets for inventory and tax depreciation purposes while not under a lease contract. The company believes that all issues will be resolved with no material impact on the company's financial condition.
   During March, 1994, the Service commenced an income tax audit for fiscal years 1991, 1992, and 1993. In June, 1996, a 30-Day Letter was received by the company proposing tax deficiencies of $14 million, $28 million and $30 million for fiscal years 1991, 1992, and 1993, respectively. These assessments primarily relate to the inventory/depreciation issue being addressed at Appeals and in the Technical Advice Request for the 1989 and 1990 fiscal years. Due to the complexity and costly calculations relating to the turn around adjustments for the inventory/depreciation issue as proposed, the company and the Service once again agreed to forego the turn around calculations as part of the above assessments. If the inventory/depreciation turn around adjustments were included, the company believes the tax assessments would be substantially less. In August, 1996, the company filed a Protest with the Service requesting a conference with Appeals to discuss the issues which are in disagreement. The company believes that all issues raised will be resolved with no material impact on the company's financial condition. Additionally, in August, 1996, the company made tax payments of $1.7 million and $1.6 million and interest payments of $0.6 million and $0.4 million in anticipation of expected tax and interest liabilities for fiscal years 1992 and 1993, respectively.
   In July, 1996, the company and the Service held an Opening Conference for fiscal years 1994 and 1995 income tax audit. Field work has commenced with a routine income tax audit expected.
   The company also undergoes audits by foreign, state and local tax jurisdictions. As of September 30, 1996, no material assessments have been made by these tax authorities.

Note 10   Preferred Stock

There are 100,000,000 authorized shares of preferred stock - $.10 par value. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Whenever dividends on preferred stock are in arrears six quarters or more, holders of such stock (voting as a class) have the right to elect two directors of the company until all cumulative dividends have been paid.
Dividends on outstanding preferred stock must be declared and paid before dividends may be paid or set apart for payment on the common stock. Dividends paid on preferred stock were $8 million, $8 million and $9 million in fiscal 1996, 1995 and 1994 respectively.

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

Note 11   Common Stock

All references in the financial statements and notes to common share data have been adjusted to reflect the three-for-two stock split distributed in December, 1995.
     Cash dividends paid were $.28 per share in fiscal 1996, $.24 per share in fiscal 1995, and $.23 per share in fiscal 1994.
     The company purchased 3.7 million and 5.3 million shares of common stock at an aggregate cost of $80 million and $86 million in fiscal 1996 and 1995, respectively. On March 1, 1995, the company issued

1.5 million shares from treasury upon the conversion of a $20 million convertible subordinated promissory note. These shares were repurchased on the same day at a price of $16.67 per share.
     In November, 1987, the company adopted a "Shareholder Rights Plan" (the "Rights Plan") to deter coercive takeover tactics and to prevent an acquirer from gaining control of the company without offering a fair price to all of the company's stockholders. Under the Rights Plan, stockholders of record on November 27, 1987 received a dividend distribution of one right for each share of the company's common stock. The Rights Plan was amended and restated as of November 7, 1994. The Rights Plan is incorporated by reference in the company's Form 10-K for fiscal 1994 and the company's filing on Form 8-K in December, 1994.

Note 12   Employee Benefits Plans
In fiscal 1988, the company established the Comdisco, Inc. Employee Stock Ownership Trust (the "Trust"). The Trust borrowed $20 million (the "ESOP Debt") to purchase 1.5 million shares of common stock held in treasury by the company at a market price at the date of purchase of $13.25 per share.
   The ESOP Debt is guaranteed by the company. The outstanding balance of the ESOP Debt has been recorded in term notes payable in the consolidated balance sheet and a like amount of deferred compensation has been recorded as a reduction of stockholders' equity. Commencing November 1, 1989 and continuing over the period of the ESOP Debt, the shares purchased by the Trust with the ESOP Debt proceeds will be allocated to plan participants and deferred compensation will be reduced by the amount of the principal payment on the ESOP Debt. The company's annual contribution to the Trust plus dividends accumulated on the unallocated common stock held by the Trust are used to repay the ESOP Debt. The amount of the company's annual contribution is discretionary except that it must be sufficient to enable the Trust to meet its current obligations.
   The company has a profit sharing plan which, together with the Employee Stock Ownership Plan (the "Plans"), covers substantially all domestic employees. Company contributions to the Plans are based on a percentage of employees' compensation, as defined. Benefits are accumulated on an individual employee basis. Total expense under the Plans for each of the years ended September 30, 1996, 1995 and 1994, including interest expense of $1 million on the ESOP Debt in each fiscal year, amounted to $4 million. The company utilizes the shares allocated method for recognizing compensation on the Employee Stock Ownership Plan. The amount contributed in fiscal 1996, 1995, and 1994 was $3 million, net of dividends, and was used for debt service in each fiscal year.
   The company's stock option plans provide for the granting of incentive stock options and/or nonqualified options to employees and agents to purchase shares of common stock.
     Additionally, under the 1989 Non-Employee Directors' Stock Option Plan, each October 1, each individual who is a Non-Employee Director during the fiscal year shall automatically be granted an option for 3,000 shares of the company's common stock at the then fair market value.
     The company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the company's net earnings available to common stockholders and earnings per common and common equivalent share would have been reduced to the pro forma amounts indicated below:

  (in millions except per share data)                   1996       1995
  ---------------------------------------------        -----      -----
  Net earnings available to common stockholders
   As reported .......................                 $ 106      $  96
                                                       =====      =====
   Pro forma .........................                 $ 105      $  95
                                                       =====      =====
  Earnings per common and common equivalent share
   As reported .......................                 $2.00      $1.73
                                                       =====      =====
   Pro forma .........................                 $1.97      $1.72
                                                       =====      =====

Under the stock option plans, the exercise price of each option equals the market price of the company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996 and 1995, respectively: dividend yield of 1.0% for all years; expected volatility of 29 percent and 30 percent; risk free interest rates of 5.94% and 7.47%; and expected lives of five years.

   Additional information on shares subject to options is as follows:

                                                                1996                 1995                   1994
                                                        ---------------------   ------------------     -------------------
                                                                    Weighted-            Weighted-               Weighted-
                                                         Number       average   Number     average     Number      average
                                                             of      exercise       of    exercise         of     exercise
  (in thousands except weighted average exercise price)  shares         price   shares       price      shares       price
  ---------------------------------------------------- --------     ---------   ------      ------     -------      ------

  Outstanding at beginning of year ...................  5,478       $     12     6,162       $  12       5,786      $   12
  Granted ............................................  1,632             20       714          14       3,093          12
  Exercised ..........................................   (608)            12    (1,033)         11        (166)          7
  Forfeited ..........................................   (137)            14      (365)         11      (2,551)         14
                                                      -------       --------    ------       -----     -------      ------
  Outstanding at the end of year .....................  6,365       $     14     5,478       $  12       6,162      $   12
                                                      =======       ========    ======       =====     =======      ======
  Options exercisable at year-end ....................  3,703                    3,126                   3,392
                                                      =======                   ======                 =======
  Weighted-average fair value of options
   granted during the year .........................   $ 6.73                   $ 5.01
                                                      =======                   ======

The following table summarizes information about stock options outstanding at September 30, 1996 (number of shares in thousands):


                                                    Options outstanding                      Options exercisable
                                             ----------------------------------------      ---------------------
                                                               Weighted-    Weighted-                  Weighted-
                                                                average      average       Number       average
                                                Number     emaining con-    exercise           of      exercise
   Range of exercise prices .................of shares    tractual life        price       shares         price
                                             ---------    -------------     --------       ------      --------

  $8 to 11 ..................................    1,585        5.5 years        $   9        1,306         $   9
  $11 to 14 .................................    1,879        6.5 years           13        1,170            12
  $14 to 17 .................................    1,292        6.5 years           15          744            15
  $17 to 20 .................................    1,405        9.0 years           20          471            20
  $20 to 23 .................................      204        9.0 years           22           12            21
                                                ------        ---------        -----        -----         -----
                                                 6,365        7.0 years        $  14        3,703         $  13
                                                ======        ========         =====        =====         =====

Note 13   Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the fiscal years ended September 30, 1996 and 1995, is as follows (in millions except for per share amounts):

                                                                      Quarter ended
                                                -----------------------------------------------------------
                                                December 31,      March 31,      June 30,     September 30,
                                                ------------    ------------  --------------  --------------
                                               1995     1994   1996    1995   1996      1995   1996     1995

  Total revenue                                $530     $524   $581    $593   $592     $ 539  $ 728    $ 584

  Net earnings to common stockholders          $ 25     $ 23   $ 26    $ 24   $ 27     $  24  $  28    $  25

  Net earnings  per common and
     common equivalent share                   $.47     $.41   $.49    $.43   $.51     $ .44  $ .53    $ .45



Note 14   Segment Information
The company operates predominantly in the leasing industry. The company operated in four principal geographic locations during fiscal 1996. The company also operates in South America.
     Transfers between geographic areas include a reasonable profit that is eliminated in consolidation.
   Presented on page 47 is financial information reflecting the company's leasing and business continuity and network services operations by geographic area for the years ended September 30, 1996, 1995 and 1994.


                                                       United                     Pacific     Export     Elimin-   Consol-
    (in millions)                                      States     Europe   Canada     Rim      sales     ations    idated
  -------------------------------------------------    ------     ------   ------ -------     ------     ------    ------
  1996
  Revenue from unaffiliated customers
    Leasing .......................................   $1,573       $ 420     $ 75   $  45        $ -      $   -   $ 2,113
    Business continuity and network services ......      263          41       14       -          -          -       318
                                                      ------       -----     ----   -----        ---      -----   -------
  Total revenue from unaffiliated customers .......    1,836         461       89      45          -          -     2,431
                                                      ------       -----     ----   -----        ---      -----   -------
  Transfers between geographic areas ..............        8           4        4       3          5        (24)        -
                                                      ------       -----     ----   -----        ---      -----   -------
        Total revenue .............................   $1,844       $ 465     $ 93   $  48        $ 5      $ (24)  $ 2,431
                                                      ======       =====     ====   =====        ===      =====   =======
  Earnings (loss) before income taxes
    Leasing .......................................   $  113       $  10     $ 19   $   1        $ 1      $  (1)  $   143
    Business continuity and network services ......       40           -        1       -          -          -        41
                                                      ------       -----     ----   -----        ---      -----   -------
 Total earnings (loss) before income taxes ........   $  153       $  10     $ 20   $   1        $ 1      $  (1)  $   184
                                                      ======       =====     ====   =====        ===      =====   =======
  Total assets (end of year)
    Leasing .......................................   $4,397       $ 723     $151   $  83        $23      $ (89)  $ 5,288
    Business continuity and network services ......      264          60       19       -          -        (40)      303
                                                      ------       -----     ----   -----        ---      -----   -------
      Total assets ................................   $4,661       $ 783     $170   $  83        $23      $(129)  $ 5,591
                                                      ======       =====     ====   =====        ===      =====   =======
  1995
  Revenue from unaffiliated customers
    Leasing .......................................   $1,503       $ 369     $ 50   $  51        $ -      $   -   $ 1,973
  Business continuity and network services.........      219          33       15       -          -          -       267
                                                      ------       -----     ----   -----        ---      -----   -------
  Total revenue from unaffiliated customers .......    1,722         402       65      51          -          -     2,240
                                                      ------       -----     ----   -----        ---      -----   -------
  Transfers between geographic areas ..............       13          24       12       3          8        (60)        -
                                                      ------       -----     ----   -----        ---      -----   -------
        Total revenue .............................   $1,735       $ 426     $ 77   $  54        $ 8      $ (60)  $ 2,240
                                                      ======       =====     ====   =====        ===      =====   =======
  Earnings (loss) before income taxes
    Leasing .......................................   $  124       $   8     $ 13   $  (5)       $ -      $  (1)  $   139
    Business continuity and network services ......       30          (2)       1       -          -          -        29
                                                      ------       -----     ----   -----        ---      -----   -------
  Total earnings (loss) before income taxes .......   $  154       $   6     $ 14   $  (5)       $ -      $  (1)  $   168
                                                      ======       =====     ====   =====        ===      =====   =======
  Total assets (end of year)
    Leasing .......................................   $3,922       $ 680     $126   $ 100        $23      $(107)  $ 4,744
  Business continuity and network services ........      239          61       19       -          -        (24)      295
                                                      ------       -----     ----   -----        ---      -----   -------
      Total assets ................................   $4,161       $ 741     $145   $ 100        $23      $(131)  $ 5,039
                                                      ======       =====     ====   =====        ===      =====   =======
  1994
  Revenue from unaffiliated customers
    Leasing .......................................   $1,507       $ 231     $ 62   $  56        $ -      $   -   $ 1,856
    Business continuity and network services ......      201          25       16       -          -          -       242
                                                      ------       -----     ----   -----        ---      -----   -------
  Total revenue from unaffiliated customers .......    1,708         256       78      56          -          -     2,098
                                                      ------       -----     ----   -----        ---      -----   -------
  Transfers between geographic areas ..............        9          37        6       4          3        (59)        -
                                                      ------       -----     ----   -----        ---      -----   -------
        Total revenue .............................   $1,717       $ 293     $ 84   $  60        $ 3      $ (59)  $ 2,098
                                                      ======       =====     ====   =====        ===      =====   =======
  Earnings (loss) before income taxes
    Leasing .......................................   $   57       $   3     $ 12   $   1        $ -      $  (2)  $    71
  Business continuity and network services ........       19          (2)       1       -          -          -        18
                                                      ------       -----     ----   -----        ---      -----   -------
  Total earnings (loss) before income taxes .......   $   76       $   1     $ 13   $   1        $ -      $  (2)  $    89
                                                      ======       =====     ====   =====        ===      =====   =======
  Total assets (end of year)
    Leasing .......................................   $3,814       $ 545     $143   $ 100        $22      $ (66)  $ 4,558
    Business continuity and network services ......      211          42       16       -          -        (20)      249
                                                      ------       -----     ----   -----        ---      -----   -------
      Total assets ................................   $4,025       $ 587     $159   $ 100        $22      $ (86)  $ 4,807
                                                      ======       =====     ====   =====        ===      =====   =======

THE STOCKHOLDERS AND BOARD OF DIRECTORS,
COMDISCO, INC.:
We have audited the accompanying consolidated balance sheets of Comdisco, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comdisco, Inc. and subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                                  /s/ KMPG PEAT MARWICK LLP

Chicago, Illinois
November 5, 1996