Form 10-K, Exhibit 13
period 1997-09-30
COMDISCO INC
filed 1997-12-23
CIK 722487

Six-Year Summary
Comdisco, Inc. and Subsidiaries

(in millions except per share data)

                                                                                     Years ended September 30,
                                                                   ---------------------------------------------------------------
                                                                          97         96         95         94         93        92
                                                                   ---------  ---------  ---------  ---------  ---------  --------
CONSOLIDATED SUMMARY OF EARNINGS
Revenue
    Leasing ......................................................   $ 2,116    $ 1,797    $ 1,573    $ 1,538    $ 1,583    $ 1,662
    Sales ........................................................       269        262        358        271        313        311
    Continuity and network services ..............................       354        318        267        242        216        193
    Other ........................................................        80         54         42         47         41         39
                                                                     -------    -------    -------    -------    -------    -------
Total revenue ....................................................     2,819      2,431      2,240      2,098      2,153      2,205
                                                                     -------    -------    -------    -------    -------    -------
Costs and expenses
    Leasing ......................................................     1,534      1,246      1,023      1,004      1,040      1,094
    Sales ........................................................       210        218        304        225        275        274
    Continuity and network services ..............................       296        277        238        224        206        175
    Selling, general and administrative ..........................       244        244        233        213        197        198
    IBM litigation settlement ....................................        --         --         --         70         --         --
    Litigation and receivables charge ............................        --         --         --         10         --         45
    Restructuring charge .........................................        --         --         --         --         --         35
    Interest .....................................................       299        262        274        263        291        350
    Other ........................................................        25         --         --         --         --         --
                                                                     -------    -------    -------    -------    -------    -------
       Total costs and expenses ..................................     2,608      2,247      2,072      2,009      2,009      2,171
                                                                     -------    -------    -------    -------    -------    -------
Earnings from continuing operations before
    income taxes, extraordinary loss and
    cumulative effect of change in accounting principle ..........       211        184        168         89        144         34
Income taxes .....................................................        80         70         64         36         57         14
                                                                     -------    -------    -------    -------    -------    -------
Earnings from continuing operations before extraordinary
    loss and cumulative effect of change in accounting principle .       131        114        104         53         87         20
Loss from discontinued operations (net of income taxes) ..........        --         --         --         --        (20)        --
                                                                     -------    -------    -------    -------    -------    -------
Earnings before extraordinary loss and cumulative effect of change
    in accounting principle ......................................       131        114        104         53         67         20
Extraordinary loss (net of income taxes) .........................        --         --         --         --         --        (29)
Earnings (loss) before cumulative effect of change in a accounting
                                                                     -------    -------    -------    -------    -------    -------
    principle ....................................................       131        114        104         53         67         (9)
Cumulative effect of change in accounting principle ..............        --         --         --         --         20         --
                                                                     -------    -------    -------    -------    -------    -------
Net earnings (loss) before preferred dividends ...................       131        114        104         53         87         (9)
Preferred dividends ..............................................        (8)        (8)        (8)        (9)        (7)        --
                                                                     -------    -------    -------    -------    -------    -------
    Net earnings (loss) to common stockholders ...................   $   123    $   106    $    96    $    44    $    80    $    (9)
                                                                     =======    =======    =======    =======    =======    =======
COMMON AND COMMON EQUIVALENT SHARE DATA
Earnings from continuing operations ..............................   $  1.56    $  1.33    $  1.15    $   .51    $   .87    $   .22
Loss from discontinued operations ................................        --         --         --         --       (.22)        --
Extraordinary loss ...............................................        --         --         --         --         --       (.31)
Cumulative effect of change in accounting principle ..............        --         --         --         --        .22         --
                                                                      ------    -------    -------    -------    -------    -------
Net earnings (loss) to common stockholders .......................   $  1.56    $  1.33    $  1.15    $   .51    $   .87    $  (.09)
                                                                      ======    =======    =======    =======    =======    =======
Common stockholders' equity (per common share outstanding) .......   $ 10.48    $  9.54    $  8.73    $  7.77    $  7.35    $  6.83
Cash dividends paid on common stock...............................       .20        .19        .16        .15        .13        .13
Average common and common equivalent shares (in thousands)........    78,795     79,842     82,751     86,637     90,468     91,929

FINANCIAL POSITION
Total assets .....................................................   $ 6,350    $ 5,591    $ 5,039    $ 4,807    $ 4,960   $  5,236
Notes payable ....................................................     1,024      1,127        661        593        655        766
Total long-term debt .............................................     2,918      2,145      1,796      1,364      1,325      1,314
Discounted lease rentals .........................................       742        781      1,124      1,548      1,670      1,823
Stockholders' equity .............................................       865        799        776        741        739        699
LEASING DATA
Total noncancelable rents of new leases ..........................    $3,200    $ 2,800    $ 2,300    $ 1,800    $ 1,900   $  2,400
Future noncancelable lease rentals and continuity
 subscription fees ...............................................     5,440      4,903      4,380      4,185      4,265      4,601

                                  -16 and 17-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY
Comdisco, Inc. achieved record revenues, earnings, equipment volume and cash flow from operating activities in fiscal 1997. The year's performance demonstrates the ability of the company's businesses to deliver strong financial results.

Net Earnings: Fiscal 1997 net earnings to common stockholders (hereinafter referred to as "net earnings") were $123 million, or $1.56 per common share, compared to $106 million, or $1.33 per common share, and $96 million, or $1.15 per common share, in fiscal 1996 and 1995, respectively. The increase in net earnings in fiscal 1997 compared to the prior year is due to increases in earnings contributions from remarketing and continuity services. The increase in net earnings in fiscal 1996 compared to the prior period is due to increased earnings contributions from operating leases and continuity activities, offset by decreases in earnings contributions from direct financing leases and remarketing activities. Earnings per common share in fiscal 1997 and 1996 benefited from the company's stock repurchase program, which has reduced the average common equivalent shares outstanding.

Business: The company's businesses are designed to bring solutions that reduce technology cost and risk to the customer. These businesses are: 1) information technology services, which include the leasing of distributed systems (PCs, servers and routers) and large systems (mainframes and related equipment) 2) diversified technology services for the healthcare, semiconductor manufacturing ("electronics group") and venture capital industries, and 3) services, which include continuity services, asset management and network management.
         Leasing volume increased in both fiscal 1997 and 1996 as compared to the prior years. During the last three fiscal years, the company's large systems portfolio decreased, while its portfolio of other high technology assets-distributed systems and electronics equipment in particular-increased as a percentage of the total portfolio. Lease volume in the current fiscal year was the highest annual volume in the company's history.
         Cost of equipment placed on lease was $3.1 billion in fiscal 1997, compared to cost of equipment placed on lease of $2.6 billion and $2.1 billion in fiscal 1996 and 1995, respectively. During fiscal 1997 and 1996, information technology services had cost of equipment placed on lease of $2.6 billion and $2.1 billion worldwide, including distributed systems volume of $1.6 billion and $1.0 billion, respectively. Internationally, cost of equipment of all types placed on lease increased from $595 million in fiscal 1996 to $757 million in fiscal 1997. The growth in leasing volume has the effect of increasing the proportion of leases for new equipment ("New Leases") to total leases. New Leases traditionally have lower earnings contributions than leases for remarketed equipment. As a result, increasing lease volume initially has the impact of reducing leasing margins. However, the increase in leasing volume in fiscal 1997 will have a positive impact on leasing revenue, cash flow and margins in future periods and will result in future earnings opportunities by providing equipment for remarketing.
         Remarketing activity, an important contributor to earnings, was strong throughout fiscal 1997, and, in the fourth quarter of fiscal 1997, reached a record level of quarterly earnings contribution. To meet earnings goals for fiscal 1998, remarketing contributions have to be at approximately the level achieved in the current fiscal year. While the company has a larger lease portfolio for remarketing and is devoting resources to its remarketing activities, there can be no assurance that the company will achieve the appropriate level of activity necessary to meet the company's desired operating results.
         Continuity and network services had a record year with pretax earnings of $58 million. This compares to pretax earnings of $41 million and $29 million in fiscal 1996 and 1995, respectively. The company continued to invest additional capital to upgrade products and enhance future revenue. In fiscal 1997, capital expenditures were $61 million, including $11 million in Europe. This includes additions in large systems, mid-range systems, network products and expansion of workareas to more than thirty locations. It also includes the company's entry into trading floor continuity operations with the addition of facilities in New Jersey, New York and Minnesota. Additionally, continuity and network services continues to focus on cost containment to maintain and improve margins. The company believes that the earnings contributions from services can be greater than the company is currently achieving, and accordingly, the company is devoting additional resources and efforts to increasing service revenue.

FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 1997, including capital expenditures for equipment, were funded primarily by cash flow from operations (primarily lease receipts), including the realization of residual values through remarketing activities, and external financing. See Note 6 of Notes to Consolidated Financial Statements for information on the company's interest-bearing liabilities, including average daily borrowings, effective interest rates and maturities.
         During the last five years, equipment purchased for leasing totaled $10.3 billion. Expenditures for equipment in fiscal 1997 totaled approximately

$2.9 billion, the highest annual total in the company's history, and an increase of 18% compared to the prior year. Expenditures for equipment are currently estimated at approximately $3.5 billion for fiscal 1998.
         The company believes that its estimated cash flow from operations and current financial resources will be sufficient to fund anticipated future growth and operating requirements. In addition, the company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.

Cash provided by operating activities: Net cash provided by operating activities was $2.5 billion, $2.2 billion and $2.0 billion in fiscal 1997, 1996 and 1995, respectively. During the last five years, net cash provided by operating activities totaled $10.3 billion.
         Net cash provided by operating activities has been used to finance equipment purchases and, accordingly, has had a positive impact on the level of borrowing required to support the company's investment in its growing lease portfolio. The company estimates that existing lease and continuity contracts at September 30, 1997 may generate gross cash receipts of approximately $5.4 billion in the future, including $2.5 billion in fiscal 1998. The company's liquidity is augmented by the realization of cash from the future remarketing of leased equipment. Utilizing independent forecasts of equipment values at lease termination or management estimates, the estimated gross cash receipts to be provided from remarketing in future years totals $1.7 billion.

Credit Lines: At September 30, 1997, the company had $1.6 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which approximately $729 million was unused. The company had committed credit lines established with thirty-two banks at September 30, 1997 of $1.1 billion.

Senior Notes: In November, 1996, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $950 million of senior debt securities with terms to be set at the time of each sale (the "1996 Shelf"). Pursuant to the 1996 Shelf, the company, in fiscal 1997 issued the following senior notes:
         o $250  million of 6.375% Notes Due November 30, 2001
         o $250 million of 6.50% Notes Due April 30, 1999
         o $377 million of medium-term notes
         At September 30, 1997, an aggregate of $73 million of medium-term notes remained available for issuance under the 1996 Shelf.

         On June 23, 1997, the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.2 billion of senior debt securities on terms to be set at the time of each sale (the "1997 Shelf"). No senior debt has been sold pursuant to the 1997 Shelf, however, on November 6, 1997, the company designated $600 million of senior debt securities as medium-term notes, Series G. The company plans to continue to be active in issuing senior debt during fiscal 1998, primarily to support the anticipated growth of the leased assets and, where appropriate, to refinance maturities of interest-bearing liabilities.

Secured Debt: Proceeds from the discounting of lease rentals were $430 million, $253 million and $279 million in fiscal 1997, 1996 and 1995, respectively.
Secured debt is currently utilized as a tool to manage credit risk and concentration risk. The company's credit committee establishes concentration levels by credit rating and customer.

Maturities: At September 30, 1997, the company had debt of $2.5 billion scheduled to mature in fiscal 1998, including $1.0 billion of commercial paper and short-term bank borrowings. At September 30, 1997, the company had expected future net cash to be provided by existing lease and continuity contracts of $2.5 billion in fiscal 1998. See Notes 5 and 6 of Notes to Consolidated Financial Statements for information on the lease base and interest-bearing liabilities, respectively.

Asset/Liability and Risk Management: The company has an on-going program to manage its assets and liabilities. This program includes establishing levels of fixed and floating rate debt, liquidity and duration analysis, monitoring credit quality of the lease portfolio and related account review procedures and oversight of interest rate and foreign exchange hedging policies. This program includes the use of derivatives in certain identifiable situations to manage risk. The company does not speculate on interest rates, but rather manages its portfolio of assets and liabilities to mitigate the impact of interest rate fluctuations. See Note 6 of Notes to Consolidated Financial Statements for a discussion of interest rate swap agreements and other derivative financial instruments.

Ratios: The ratio of debt to total stockholders' equity was 5.4:1, 5.1:1 and 4.6:1 at September 30, 1997, 1996 and 1995, respectively. The increase at September 30, 1997 reflects the record levels of equipment purchased for lease, and the impact of a strong United States dollar during fiscal 1997, which reduced stockholders' equity by $25 million from deferred translation adjustments. The company also purchased 2.5 million shares of its common stock at a total cost of $45 million. The company expects the ratio to increase in fiscal 1998, primarily because of the redemption, in October, 1997, of the Series A Preferred Stock, which reduced stockholders' equity by $68 million.

REVENUE
Total revenue of approximately $2.8 billion and $2.4 billion in fiscal 1997 and 1996 represented increases of 16% and 9% respectively, over the prior year periods. The increases in leasing revenue in fiscal 1997 and 1996 compared to prior periods is due to increased operating lease revenue, offset by declines in direct financing lease revenue. The declines in direct financing revenue in both fiscal 1997 and 1996 as compared to the prior year reflect a decline in interest rates and a change in the mix of leases written, with a higher percentage of operating leases to total leases. See "Continuity and Network Services" for a discussion of continuity and network services revenue and margins and "Sales" for a discussion of sales revenue and margins.

Leasing: The increase in New Leases, particularly during the last sixteen months, coupled with lower margins on large systems transactions, has resulted in lower margins on leasing, particularly for operating leases. Operating lease revenue minus operating lease costs was $338 million, or 20.7% of operating lease revenue (the "Operating Lease Margin"), and $328 million, or 24.0% of operating lease revenue, in fiscal 1997 and 1996, respectively. The company expects the Operating Lease Margin to decline from current levels in fiscal 1998 because of continued pressure from New Leases and the lower margins on large systems. The Sales-type Lease Margin increased in fiscal 1997 compared to the prior year primarily because of a change in the mix of equipment remarketed, with a higher percentage of distributed equipment remarketing. The following graph presents the Lease Margin for total leasing, operating, and sales-type leases for the five years ended September 30, 1997:

                           93       94      95       96       97
Total leasing              34%      35%     35%      31%      27%
Operating lease            26%      26%     26%      24%      21%
Sales-type lease           23%      26%     28%      26%      30%


Sales: Revenue from sales, which includes remarketing and buy/sell activities, totaled $269 million in fiscal 1997, compared to $262 million and $358 million in fiscal 1996 and 1995, respectively. In fiscal 1997 and 1996 sales and sale revenue per unit on large systems declined. Margins on sales were 22% in fiscal 1997 compared to 17% and 15% in fiscal 1996 and 1995, respectively. Sales from distributed systems equipment, which have higher margins than large system sales, increased in the current year compared to the year earlier period.

Continuity and Network Services: Revenue from continuity and network services (hereinafter referred to as "continuity") of $354 million in fiscal 1997 and $318 million in fiscal 1996 represented increases of 11% and 19%, respectively, over each of the preceding years. The increases are primarily the result of the growth in products and services.
         Continuity costs of $296 million in fiscal 1997 increased 7% over continuity costs of $277 million in fiscal 1996. Fiscal 1996 costs and expenses were 16% higher than fiscal 1995. Cost containment efforts by the company, primarily as a result of its capital investment strategy, slowed the growth of continuity costs in both fiscal 1997 and 1996, and improved margins significantly over the prior years.

Other Revenue: Other revenue was $80 million, $54 million and $42 million in fiscal 1997, 1996 and 1995, respectively. Other revenue for fiscal 1997 includes a gain of $25 million ($16 million after-tax, or $.20 per share) resulting from the receipt of amounts in settlement of litigation. In addition, fiscal 1997 other revenue includes approximately $11 million of gains from the sale of other investments owned by the company. Revenue from the sale of ownership positions generated in conjunction with the company's lease financing transactions with early-stage high technology companies was $18 million in fiscal 1997 compared to $13 million and $11 million in fiscal 1996 and 1995, respectively. Fiscal 1996 and 1995 includes $6 million and $5 million, respectively, of gains generated from the sale of securities, originally received by the company in fiscal 1993 in connection with the sale of all of the assets of its wholly-owned subsidiary, Comdisco Systems, Inc.

COSTS AND EXPENSES
Total costs and expenses were $2.6 billion and $2.2 billion in fiscal 1997 and 1996, respectively. The increase in fiscal 1997 compared to fiscal 1996 is primarily due to the growth in leasing volume including higher interest expense, increased leasing costs related to increased operating lease and sales-type revenue and a one-time charge of $25 million (see "Other" below). The increase in fiscal 1996 compared to fiscal 1995 is primarily due to increased leasing and continuity costs related to increasing operating lease revenue and continuity revenue, respectively.

Selling, General and Administrative: Selling, general and administrative expenses totaled $244 million in fiscal 1997, $244 million in fiscal 1996, and $233 million in fiscal 1995. Despite the level of growth in fiscal 1997, cost containment efforts begun in fiscal 1996 allowed the company to control its selling, general and administrative costs in fiscal 1997. Factors contributing to the increase in fiscal 1996 compared to the prior years include the development of the company's technology services, offset by reduced expenditures resulting from improved efficiencies in the company's administrative operations.

Interest: Interest expense for fiscal 1997 totaled $299 million in comparison to $262 million in fiscal 1996 and $274 million in fiscal 1995, respectively. The increase in interest expense in fiscal 1997 compared to fiscal 1996 is due to higher average daily borrowings resulting from the increase in equipment purchased for lease in fiscal 1997 compared to the prior period, offset by lower average rates. The decrease in fiscal 1996 compared to fiscal 1995 is due to lower average interest rates. Generally, a changing interest rate environment does not impact the company's margins since the effects of higher or lower borrowing costs would be reflected in the rates on newly leased assets. In addition, the company attempts to match the maturities of its borrowings with the cash flows from its leased assets, thereby reducing the company's interest rate exposure. See Note 6 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings and effective interest rates.

Other: In the second quarter of fiscal 1997, the company recorded a noncash, non-operating charge of $25 million ($16 million after-tax, or $.20 per common share) as a one-time addition to the equipment valuation allowance. The addition to the equipment valuation allowance reflects the surge in distributed equipment volume during the last three fiscal quarters (a trend that is expected to continue in the near-term), the rapid level of technological change associated with such equipment and continued declines in the fair market value of large systems.

INCOME TAXES
Note 8 of Notes to Consolidated Financial Statements on page 34 provides details about the company's income tax provision.

INTERNATIONAL OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim. The company also operates in South America.
         Revenue from international operations, including export sales and continuity operations, was $646 million in fiscal 1997 compared to $595 million and $518 million in fiscal 1996 and 1995, respectively. International revenues represented 23% of the company's total revenue in fiscal 1997, 24% in fiscal 1996 and 23% in fiscal 1995.

Europe: The company's European operations, excluding continuity activities, had pretax earnings of $21 million and $10 million in fiscal 1997 and 1996, respectively, compared to $6 million in fiscal 1995. Total revenue from European operations was $537 million in fiscal 1997 compared to $461 million in fiscal 1996 and $402 million in fiscal 1995. Cost of equipment placed on lease in fiscal 1997 and 1996 was $563 million and $492 million, respectively. Cost of equipment placed on lease in Europe includes electronics group equipment. The European lease base has been financed primarily by utilizing existing short-term lines of credit, parent company loans and where required, additional capital investment from the parent, and discounted lease rentals.

Canada: The company's Canadian operations, excluding continuity activities, had pretax earnings of $16 million and $19 million in fiscal 1997 and 1996, respectively. Total leasing and sales revenue for fiscal 1997 in Canada was $63 million compared to $75 million and $50 million in fiscal 1996 and 1995, respectively. Cost of equipment placed on lease in fiscal 1997 and 1996 was $66 million and $68 million, respectively. Cost of equipment placed on lease includes electronics group equipment. Net cash provided by operations is the company's primary source of funds for its Canadian operations, although the company has short-term lines of credit in Canada to support short-term liquidity requirements.
         Geographic area data is included in Note 13 of Notes to Consolidated Financial Statements on page 39.

OTHER MATTERS
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the matters discussed in this annual report to stockholders are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. See "Note on Forward-Looking Information" on page 44 of this annual report to stockholders for identification of important factors which may affect the forward-looking statements contained herein.

Recently  Issued  Professional  Accounting  Standards:  Statement  of  Financial
Accounting  Standards  ("SFAS")  No.  128,  Earnings  Per  Share,  was issued in

February 1997. The company will be required to adopt the standard in fiscal 1998 (earlier adoption is prohibited). The standard adopts a simpler calculation methodology for determining number of shares outstanding. Had earnings per share been determined consistent with SFAS No. 128, the company's earnings per common and common equivalent share ("EPS") would have increased to the pro forma amounts indicated below:

                                        97         96          95
As reported                          $1.56      $1.33       $1.15
Pro forma - basic EPS                 1.67       1.40        1.21
Pro forma - diluted EPS               1.56       1.33        1.15


SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which become effective in fiscal 1999, will not have a material impact on the company's financial statements.

Year 2000: The company is aware of the issues associated with the programming code in existing computer systems as the millennium approaches. The company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the Year 2000 compliance. Management has not yet assessed the Year 2000 compliance expense and related potential effect on the company's earnings.

Inflation: The company does not consider the present rate of inflation to have a significant impact on the businesses in which it operates.




Price Range of Common Stock
The company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 1997, there were approximately 1,900 holders of record of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 1997 and 1996, adjusted for the three-for-two stock split (See
Note 10 of Notes to Consolidated Financial Statements).




                                    97                                           96
                -----------------------------------          ------------------------------------
Quarter           High            Low     Dividends            High            Low      Dividends
-------         ------         ------          ----          ------         ------           ----
First           $21.83         $19.33          $.05          $15.83         $13.11           $.04
Second           21.41          20.41           .05           15.00          13.25            .05
Third            26.00          18.67           .05           19.09          14.17            .05
Fourth           32.81          26.13           .05           19.83          15.09            .05

Consolidated Statements of Earnings
Comdisco, Inc. and Subsidiaries
Years ended September 30, 1997, 1996 and 1995
(in millions except per share data)


                                                           97         96         95
                                                      -------    -------    -------
REVENUE
Leasing:
    Operating .....................................   $ 1,635    $ 1,365    $ 1,117
    Direct financing ..............................       145        149        180
    Sales-type ....................................       336        283        276
                                                      -------    -------    -------
      Total leasing ...............................     2,116      1,797      1,573
Sales .............................................       269        262        358
Continuity and network services ...................       354        318        267
 Other ............................................        80         54         42
                                                      -------    -------    -------
    Total revenue .................................     2,819      2,431      2,240
                                                      -------    -------    -------
COSTS AND EXPENSES
Leasing:
    Operating .....................................     1,297      1,037        824
    Sales-type ....................................       237        209        199
                                                      -------    -------    -------
      Total leasing ...............................     1,534      1,246      1,023
Sales .............................................       210        218        304
Continuity and network services ...................       296        277        238
Selling, general and administrative ...............       244        244        233
Interest ..........................................       299        262        274
Other .............................................        25         --         --
                                                      -------    -------    -------
    Total costs and expenses ......................     2,608      2,247      2,072
                                                      -------    -------    -------
Earnings before income taxes ......................       211        184        168
Income taxes ......................................        80         70         64
                                                      -------    -------    -------
Net earnings before preferred dividends ...........       131        114        104
Preferred dividends ...............................        (8)        (8)        (8)
                                                      -------    -------    -------
Net earnings available to common stockholders .....   $   123    $   106    $    96
                                                      =======    =======    =======
Net earnings per common and common equivalent share   $  1.56    $  1.33    $  1.15
                                                      =======    =======    =======

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Comdisco, Inc. and Subsidiaries
September 30, 1997 and 1996
(in millions except number of shares and per share data)


                                                                                          97         96
                                                                                     -------    -------
ASSETS
Cash and cash equivalents ........................................................   $    37    $    29
Cash - legally restricted ........................................................        45         27
Receivables, net .................................................................       262        218
Inventory of equipment ...........................................................       157        155
Leased assets:
    Direct financing and sales-type ..............................................     1,717      1,768
    Operating (net of accumulated depreciation) ..................................     3,571      2,842
                                                                                     -------    -------
      Net leased assets ..........................................................     5,288      4,610
Buildings, furniture and other, net ..............................................       140        149
Other assets .....................................................................       421        403
                                                                                     -------    -------
                                                                                     $ 6,350    $ 5,591
                                                                                     =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable ....................................................................   $ 1,024    $ 1,127
Term notes payable ...............................................................       497        374
Senior debt ......................................................................     2,421      1,771
Accounts payable .................................................................       170        135
Income taxes:
    Current ......................................................................        --          5
    Deferred .....................................................................       306        274
Other liabilities ................................................................       325        325
Discounted lease rentals .........................................................       742        781
                                                                                     -------    -------
                                                                                       5,485      4,792
                                                                                     -------    -------
Stockholders' equity:
    Preferred stock $.10 par value. Authorized 100,000,000 shares:
      8.75% Cumulative Preferred Stock, Series A and Series B
      $25 stated value and liquidation preference, issued 3,562,600 shares .......        89         89
    Common stock $.10 par value. Authorized 200,000,000 shares;
      issued 110,132,686 shares (108,778,814 in 1996) ............................        11          7
    Additional paid-in capital ...................................................       178        165
    Deferred compensation (ESOP) .................................................        (3)        (5)
    Deferred translation adjustment ..............................................       (20)         5
    Retained earnings ............................................................       965        856
                                                                                     -------    -------
                                                                                       1,220      1,117
    Common stock held in treasury, at cost; 36,092,025 shares (34,329,677 in 1996)      (355)      (318)
                                                                                     -------    -------
      Total stockholders' equity .................................................       865        799
                                                                                     -------    -------
                                                                                     $ 6,350    $ 5,591
                                                                                     =======    =======

See accompanying notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity
Comdisco, Inc. and Subsidiaries
Years ended September 30, 1997, 1996 and 1995
(in millions except per share data)

                                                               Additional  Deferred    Deferred              Common
                                           Preferred     Common   paid-in   compen- translation  Retained  stock in
                                               stock      stock   capital    sation  adjustment  earnings  treasury
                                           ---------     ------   -------    ------   --------   --------  --------

BALANCE AT SEPTEMBER 30, 1994 ............    $ 100       $   5     $ 139     $ (10)      $ --      $ 681     $(174)
Net earnings .............................                                                            104
Cash dividends - preferred ...............                                                             (8)
Cash dividends - common ($.16 per share) .                                                            (13)
Stock options exercised ..................                             12
Translation adjustment ...................                                                  13
Issuance of common stock upon
     conversion of subordinated debt .....                              3                                        17
Reduction of guaranteed ESOP debt ........                                        2
Purchase of preferred stock ..............       (9)
Purchase of common stock .................                                                                      (86)
                                              -----       -----     -----     -----      -----     -----      -----
BALANCE AT SEPTEMBER 30, 1995 ............       91           5       154        (8)        13       764       (243)
Net earnings .............................                                                           114
Cash dividends - preferred ...............                                                            (8)
Cash dividends - common ($.19 per share)..                                                           (14)
Stock options exercised ..................                              7
Translation adjustment ...................                                                  (8)
Reduction of guaranteed ESOP debt ........                                        3
Purchase of preferred stock ..............       (2)
Purchase of common stock .................                                                                      (80)
Issuance of treasury stock ...............                              4                                             5
Stock split ..............................                    2        (2)
Income tax benefits resulting from the
  exercise of non-qualified stock options.                              2
                                              -----       -----     -----     -----      -----     -----      -----
BALANCE AT SEPTEMBER 30, 1996 ............       89           7       165        (5)         5       856       (318)
Net earnings..............................                                                           131
Cash dividends - preferred................                                                            (8)
Cash dividends - common ($.20 per share)..                                                           (14)
Stock options exercised...................                             10                                         6
Translation adjustment....................                                                 (25)
Reduction of guaranteed ESOP debt.........                                        2
Purchase of common stock..................                                                                      (45)
Retire treasury stock.....................                             (2)                                        2
Stock split...............................                    4        (4)
Income tax benefits resulting from the
  xercise of non-qualified stock options..                              9
                                              -----       -----     -----     -----      -----      -----     -----
BALANCE AT SEPTEMBER 30, 1997                 $  89       $  11     $ 178     $  (3)     $ (20)     $ 965     $(355)
                                              =====       =====     =====     =====      =====      =====     =====

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
Comdisco, Inc. and Subsidiaries
Years ended September 30, 1997, 1996 and 1995
(in millions)


                                                                                                     97            96            95
                                                                                                -------       -------       -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
Cash flows from operating activities:
    Operating lease and other leasing receipts ...........................................      $ 1,727       $ 1,465       $ 1,282
    Direct financing and sales-type leasing receipts .....................................          861           907           973
    Sale of direct financing and sales-type receivables ..................................           81            --            --
    Leasing costs, primarily rentals paid ................................................          (32)          (34)          (33)
    Sales ................................................................................          264           246           352
    Sales costs ..........................................................................          (84)         (117)         (196)
    Continuity and network services receipts .............................................          343           311           266
    Continuity and network services costs ................................................         (204)         (174)         (171)
    Other revenue ........................................................................           55            54            42
    Selling, general and administrative expenses .........................................         (225)         (222)         (228)
    Litigation settlement ................................................................           25            --            --
    Interest .............................................................................         (291)         (260)         (272)
    Income taxes .........................................................................          (44)          (23)          (32)
                                                                                                -------       -------       -------
      Net cash provided by operating activities ..........................................        2,476         2,153         1,983
                                                                                                -------       -------       -------
Cash flows from investing activities:
    Equipment purchased for leasing ......................................................       (2,940)       (2,486)       (1,865)
    Investment in continuity and network services facilities .............................          (61)          (74)          (78)
    Other ................................................................................          (19)          (17)           (1)
                                                                                                -------       -------       -------
      Net cash used in investing activities ..............................................       (3,020)       (2,577)       (1,944)
                                                                                                -------       -------       -------
Cash flows from financing activities:
    Discounted lease proceeds ............................................................          430           253           279
    Net increase (decrease) in notes payable .............................................         (103)          466            68
    Issuance of term notes, senior notes, and subordinated debt ..........................        1,151           834         1,268
    Maturities and repurchases of term notes, senior notes and subordinated debt .........         (378)         (485)         (816)
    Principal payments on secured debt ...................................................         (469)         (596)         (703)
    Decrease (increase) in legally restricted cash .......................................          (18)            3             7
    Preferred stock purchased ............................................................           --            (2)           (9)
    Common stock purchased and placed in treasury ........................................          (45)          (80)          (86)
    Dividends paid on common stock .......................................................          (14)          (14)          (13)
    Dividends paid on preferred stock ....................................................           (8)           (8)           (8)
    Other ................................................................................            6            (3)            8
                                                                                                -------       -------       -------
      Net cash provided by (used in) financing activities ................................          552           368            (5)
                                                                                                -------       -------       -------
Net increase (decrease) in cash and cash equivalents .....................................            8           (56)           34
Cash and cash equivalents at beginning of year ...........................................           29            85            51
                                                                                                -------       -------       -------
Cash and cash equivalents at end of year .................................................      $    37       $    29       $    85
                                                                                                =======       =======       =======


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Comdisco, Inc. and Subsidiaries
Years ended September 30, 1997, 1996 and 1995
(in millions)


                                                                                              97               96                95
                                                                                          ------           ------            ------
RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net earnings ..................................................................           $  131           $  114            $  104
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Leasing costs, primarily depreciation and amortization .....................            1,502            1,212               990
   Leasing revenue, primarily principal portion of direct
      financing and sales-type lease rentals ..................................              472              575               682
   Sale of direct financing and sales-type receivables ........................               81               --                --
   Cost of sales ..............................................................              126              101               108
   Continuity and network services costs,
      primarily depreciation and amortization .................................               92              103                67
   Income taxes ...............................................................               36               47                32
   Interest ...................................................................                8                2                 2
   Other, net .................................................................               28               (1)               (2)
                                                                                          ------           ------            ------
   Net cash provided by operating activities ..................................           $2,476           $2,153            $1,983
                                                                                          ======           ======            ======
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
Issuance of treasury stock for acquisition of NetforceMTI .....................           $   --           $    9            $   --
                                                                                          ======           ======            ======
Common stock issued upon conversion of
   6% convertible subordinated promissory note ................................           $   --           $   --            $   20
                                                                                          ======           ======            ======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Policies

Nature of operations: Comdisco, Inc. is a technology services company, providing solutions that help organizations reduce technology cost and risk. The company provides technology planning and asset management services, integrating leasing and continuity services with customized asset acquisition, asset management software tools and data center moves and/or consolidations, disposition and migration strategies. Its principal markets are the United States, Europe, Canada and the Pacific Rim.

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

Translation adjustments: All assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are deferred as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of earnings.

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

Lease accounting: See "Leasing" section on pages 28 through 30 for a description of lease accounting policies, lease revenue recognition and related costs.

Continuity services: Revenue from continuity contracts is recognized monthly as subscription fees become due.

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

Derivatives: Interest rate differentials on swaps are accrued as interest rates change over the contract period. Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the terms of the caps. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Unrealized gains and losses on forward contracts are deferred on the balance sheet until they are exercised. See Note 6 of the Notes to Consolidated Financial Statements for financial information concerning derivatives.

Earnings per common share: Earnings per common and common equivalent share are computed based on the weighted average number of common and common equivalent shares outstanding during each period.
    Dilutive stock options included in the number of common and common equivalent shares are based on the treasury stock method. The number of common and common equivalent shares used in the computation of earnings per common share for the years ended September 30, 1997, 1996 and 1995 were 78,794,651, 79,842,512 and 82,751,084, respectively.

Stock-based compensation: The company utilizes the intrinsic value based method of accounting for its stock-based compensation arrangements.

Reclassifications: Certain reclassifications have been made in the 1995 and 1996 financial statements to conform to the 1997 presentation.

LEASING
NOTE 2
Lease Accounting Policies

FASB Statement of Financial Accounting Standards No. 13 requires that a lessor account for each lease by either the direct financing, sales-type or operating method.
                                      -28-

Leased Assets:
o Direct financing and sales-type leased assets consist of the present value of the future minimum lease payments plus the present value of the residual (collectively referred to as the net investment). Residual is the estimated fair market value at lease termination. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the estimated amounts.

o Operating leased assets consist of the equipment cost, less the amount depreciated to date.

Revenue, Costs and Expenses:
o Direct financing leases - Revenue consists of interest earned on the present value of the lease payments and residual. Revenue is recognized periodically over the lease term as a constant percentage return on the net investment. There are no costs and expenses related to direct financing leases since leasing revenue is recorded on a net basis.

o Sales-type leases - Revenue consists of the present value of the total contractual lease payments which is recognized at lease inception. Costs and expenses consist of the equipment's net book value at lease inception, less the present value of the residual. Interest earned on the present value of the lease payments and residual, which is recognized periodically over the lease term as a constant percentage return on the net investment, is included in direct financing lease revenue in the statement of earnings.

o Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the amounts assumed in determining depreciation on the equipment in the operating leased portfolio at September 30, 1997.

o Initial direct costs related to operating and direct financing leases, including salesperson's commissions, are capitalized and amortized over the lease term.

NOTE 3 Leased Assets

The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:

(in millions)
                                             97              96
                                         ------          ------
Minimum lease payments receivable        $1,759          $1,802
Estimated residual values                   180             193
Less: unearned revenue                     (222)           (227)
                                         ------          ------
Net investment in direct financing
  and sales-type leases                  $1,717          $1,768
                                         ======          ======


    Unearned revenue is recorded as leasing revenue over the lease terms. Operating leased assets include the following as of September 30:

(in millions)
                                             97              96
                                        -------         -------
Operating leased assets                 $ 5,763         $ 4,665
Less: accumulated depreciation
   and amortization                      (2,192)         (1,823)
                                        -------         -------
Net                                     $ 3,571         $ 2,842
                                        =======         =======

NOTE 4 Lease Portfolio Information

The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year of projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 1997 (in millions):

                              Projected year of lease termination
                           --------------------------------------------
                Cost at                                            2002
Year lease        lease                                             and
commenced     inception        98        99       00       01     after
---------        ------    ------    ------   ------     ----      ----
1993
  and prior      $1,113    $  617    $  249   $  171     $ 18      $ 58
1994                587       323       213       23       10        18
1995              1,311       717       298      254       16        26
1996              2,493       524     1,075      459      334       101
1997              3,081       156       744    1,457      383       341
                 ------    ------    ------   ------     ----      ----
                 $8,585    $2,337    $2,579   $2,364     $761      $544
                 ======    ======    ======   ======     ====      ====

    The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 1997. The table is presented by year of lease commencement and by year of projected lease termination (in millions):

                               Projected year of lease termination
                              ------------------------------------
                  Net book
                  value at                                    2002
Year lease           lease                                     and
commenced      termination       98     99      00       01  after
                    ------     ----   ----    ----     ----    ---
1993
  and prior         $   39     $ 34   $  4    $  1     $  -    $ -
1994                    46       23     22       1        -      -
1995                   149       91     30      28        -      -
1996                   398       91    200      52       51      4
1997                   628       49    135     327       67     50
                    ------     ----   ----    ----     ----    ---
                    $1,260     $288   $391    $409     $118    $54
                    ======     ====   ====    ====     ====    ===


NOTE 5 Owned Equipment - Future Noncancelable Lease Rentals and Continuity Subscription Fees

Presented below is a summary of future noncancelable lease rentals on owned equipment and future subscription fees on noncancelable continuity contracts (collectively, "cash in-flows").
    The summary presents expected cash in-flows due in accordance with the contractual terms in existence as of September 30, 1997. The table also presents the amounts to be received by financial institutions for leases discounted on a nonrecourse basis (see Note 6 of Notes to Consolidated Financial Statements).

                                                           Years ending September 30,
                                            ------------------------------------------------------------
                                                                                         2002
(in millions)                                   98         99        00         01  and after      Total
                                            ------     ------      ----       ----        ---     ------
Expected future cash in-flows:
    Operating leases                        $1,473     $  964      $456       $133        $30     $3,056
    Direct financing and sales-type leases     782        560       278        102         37      1,759
    Continuity contracts                       265        182       100         54         24        625
                                            ------     ------      ----       ----        ---     ------
      Total                                  2,520      1,706       834        289         91      5,440
                                            ------     ------      ----       ----        ---     ------
  Less: To be received by
        financial institutions
    Operating leases                           225        154        71         28          5        483
    Direct financing and sales-type leases     181        107        35          4          2        329
      Total                                    406        261       106         32          7        812
                                            ------     ------      ----       ----        ---     ------
         To be received by the company      $2,114     $1,445      $728       $257        $84     $4,628
                                            ======     ======      ====       ====        ===     ======

FINANCING

NOTE 6 Interest-Bearing Liabilities

Interest-bearing liabilities include the following:

(in millions)

                                                 97                                          96
                              ---------------------------------------  ---------------------------------------
                                At September 30          Average          At September 30         Average
                              ------------------    -----------------   ----------------     -----------------
                               Balance      Rate    Balance      Rate   Balance      Rate    Balance      Rate
                                ------      ----     ------      ----    ------      ----     ------      ----
Notes payable:
    Credit lines and loan
      participation contracts   $  505      5.67%    $  603     6.40%    $  664      5.62%    $  443      6.56%
    Commercial paper               519      5.82%       552     5.77%       463      5.62%       474      5.77%
Term notes                         497      5.98%       430     6.16%       374      6.49%       322      6.67%
Senior notes                     2,421      6.62%     2,125     6.93%     1,771      7.16%     1,524      7.57%
Subordinated debt                    -         -%         -        -%         -         -%         9      9.05%
Discounted lease rentals           742      7.19%       773     7.13%       781      7.19%       938      7.24%
                                ------      ----     ------     ----     ------      ----     ------      ----
                                $4,684      6.45%    $4,483     6.68%    $4,053      6.68%    $3,710      7.06%
                                ======      ====     ======     ====     ======      ====     ======      ====


The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):

(in millions)

                                                97                                              96
                            ------------------------------------------      -------------------------------------------
                              Out-                         Out-               Out-                         Out-
                          standing         Maturities  standing           standing         Maturities  standing
                         beginning   Issu-        and       end    Fair  beginning  Issu-        and        end    Fair
                           of year  ances repurchases   of year   value    of year  ances repurchases   of year   value
                            ------  ------    -------    ------  ------     ------ ------    --------    ------  ------
Notes payable:
  Credit lines and loan
   participation contracts  $  664  $    -    $  (159)   $  505  $  505     $  365 $  299    $     -     $  664  $  664
    Commercial paper           463      56          -       519     519        296    167          -        463     463
Term notes                     374     125         (2)      497     499        507    100       (233)       374     377
Senior notes                 1,771   1,026       (376)    2,421   2,440      1,276    734       (239)     1,771   1,623
Subordinated debt                -       -          -         -       -         13     -         (13)         -       -
Discounted lease rentals       781     430       (469)      742     743      1,124    253       (596)       781     778
                            ------  ------    -------    ------  ------     ------ ------     -------    ------  ------
                            $4,053  $1,637    $(1,006)   $4,684  $4,706     $3,581 $1,553     $(1,081)   $4,053  $3,905
                            ======  ======    =======    ======  ======     ====== ======     =======    ======  ======


    The fair value of the company's interest-bearing liabilities was estimated based generally on quoted market prices for the same or similar instruments or on current rates offered the company for similar debt of the same maturity.
    The annual maturities of all interest-bearing liabilities at September 30, 1997 are shown in the table at right:

(in millions)
                                                           2002
                                                            and
                      98         99       00        01    after      Total
                  ------     ------     ----      ----     ----     ------
Notes payable:
  Credit lines
   and loan
   participation
   contracts      $  505     $    -     $  -      $  -     $  -     $  505
  Commercial
   paper             519          -        -         -        -        519
Term notes           497          -        -         -        -        497
Senior notes         610        853      379       289      290      2,421
Discounted
  lease rentals      365        240      100        30        7        742
                  ------     ------     ----      ----     ----     ------
                  $2,496     $1,093     $479      $319     $297     $4,684
                  ======     ======     ====      ====     ====     ======

Notes payable: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:

(in millions)                           97           96
                                    ------       ------
Total credit lines:
  Committed                         $1,139       $1,016
  Uncommitted                          451          319
                                    ------       ------
                                    $1,590       $1,335
                                    ======       ======
Utilized at September 30:
  Committed                         $  760       $  766
  Uncommitted                          101          206
    Total credit lines                 861          972
  Loan participation contracts         163          155
                                    ------       ------
    Total notes payable             $1,024       $1,127
                                    ======       ======
Credit lines available at
  September 30                      $  729       $  363
                                    ======       ======
Maximum amount outstanding
  at any month end                  $1,302       $1,131
                                    ======       ======

    The company had outstanding interest rate caps totaling $44 million on short-term borrowings to mitigate interest rate risks at September 30, 1997.

Committed lines: The company's committed lines have been established with thirty-two banks, eight of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 1997, the company had committed domestic and foreign unsecured lines of credit as follows:

                           Number         Expiration
Facility                 of banks               date
----------------------   --------     --------------
Multi-Option Facilities       13
    $300 million facility             December, 1999
    $200 million facility             December, 1997
Global Facilities              17
    $300 million facility             December, 1999
    $200 million facility             December, 1997
Other credit agreements:
    $ 75 million - domestic
      and foreign               1        April, 1998
    $ 64 million - foreign      4            Various

    There are no compensating balance requirements on any of the committed lines. At September 30, 1997, the company had $760 million outstanding under its committed lines, including $519 million supporting the company's commercial paper program.
    The multi-option revolving credit agreements and the global revolving credit agreements (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus twenty basis points or, for the two $200 million facilities, twenty-two basis points, or at the banks' then current base rates. The Facilities call for the company to pay an annual fee of ten basis points per annum on $600 million of the committed amount and eight basis points per annum on $400 million of the committed amount. The two $200 million facilities are renewable annually and should the banks decide not to renew, include provisions to convert any amounts then outstanding to term loans with a final maturity of December, 1998.

Uncommitted lines and loan participation contracts: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks, including approximately $451 million of uncommitted lines of credit, under which the company can borrow on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with either the uncommitted lines or the loan participation contracts.

Commercial paper: At September 30, 1997, the company had $700 million of commercial paper facilities (of which $519 million was outstanding at September 30, 1997) all of which are supported by its committed lines of credit. The facilities were rated D-2 by Duff & Phelps, P-2 by Moodys and A-2 by Standard & Poors.

Term notes payable: Term notes payable include the following at September 30:

(in millions)                                      97       96
                                                 ----     ----
Receivable backed commercial
    paper (floating rate; due 1998)              $450     $325
Building mortgage (9.70%; due 1998)                44       44
Guaranteed senior ESOP notes (8.12%; due 1998)      3        5
                                                 ----     ----
                                                 $497     $374
                                                 ====     ====

    Subsequent to the issuance of the mortgage, the company entered into an interest rate swap agreement that effectively converted this obligation to a floating rate obligation through maturity. See Note 11 of Notes to Consolidated Financial Statements regarding the senior ESOP notes.

Senior notes: Senior notes include the following at September 30:

(in millions)                        97        96
                                 ------    ------
Medium term notes (5.22% to
  9.99%)<F1>                     $1,184    $  834
9.75%  Senior Notes due 1997          -       200
7.25%  Senior Notes due 1998        200       200
7.75%  Senior Notes due 1999         89        89
6.50%  Senior Notes due 1999        250         -
6.50%  Senior Notes due 2000        199       199
5.75%  Senior Notes due 2001        249       249
6.375% Senior Notes due 2002        250         -
                                 ------    ------
    Total senior notes           $2,421    $1,771
                                 ======    ======

<F1>The  company had interest  rate swap  agreements  at September 30, 1997 that effectively converted $25 million of medium-term floating rate borrowings to fixed rate obligations with an effective interest rate of 6.65%. The average remaining terms of these swap agreements was less than one year at September 30, 1997.

    On November 1, 1996, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $950 million of senior debt securities (which amount includes $100 million of undesignated securities from a previous shelf registration statement) on terms to be set at the time of each sale (the "1996 Shelf"). Pursuant to the 1996 Shelf, the company, on November 21, 1996, issued $250 million of 6.375% Notes Due November 30, 2001, and, on December 6, 1996, filed a Prospectus
Supplement designating $500 million of the senior debt securities as "Medium-Term Notes, Series F." On May 1, 1997, the company redesignated $50 million of the then remaining $310 million of medium-term notes, which together with the $200 million previously unallocated under the 1996 Shelf, were issued by the company on May 6, 1997 as $250 million of 6.50% Notes Due April 30, 1999. During fiscal 1997, the company sold $377 million of Medium-Term Notes, Series
F. As a result of these sales and the redesignation, an aggregate of $73 million of medium-term notes remain available for issuance under the 1996 Shelf as of September 30, 1997.
    On June 23, 1997, the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.2 billion of senior debt securities on terms to be set at the time of each sale (the "1997 Shelf"). On November 6, 1997, the company filed a Prospectus Supplement designating $600 million of the senior debt securities as "Medium-Term Notes, Series G."
    There are no sinking fund requirements associated with any of the company's senior notes.

Discounted lease rentals: The company utilizes its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. In return for this secured interest, the company receives a discounted cash payment. In the event of a default by a lessee, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the company. Proceeds from discounting are recorded on the balance sheet as discounted lease rentals; as lessees make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded. Discounted lease rentals are reduced by the interest method.
    Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 1997 are as follows (in millions):

                Rentals to be
                  received by    Discounted
Years ending        financial         lease   Interest
September 30,    institutions       rentals    expense
-------------            ----          ----        ---
1998                     $406          $365        $41
1999                      261           240         21
2000                      106           100          6
2001                       32            30          2
2002                        7             7          -
                         ----          ----        ---
                         $812          $742        $70
                         ====          ====        ===

    Interest expense on discounted lease rentals was $55 million, $68 million, and $98 million in fiscal 1997, 1996, and 1995, respectively.

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

    The following table presents the contract or notional (face) amounts outstanding and the fair value of the contracts based generally on their termination values at September 30:

(in millions)
                             97                    96
                     ----------------    ------------------
                     Notional    Fair    Notional      Fair
                       amount   value      amount     value
                          ---     ---        ----       ---
Interest rate swap
  agreements              $95     $(1)       $165       $(1)
 Cross-currency interest
  rate swap agreements     85       9          95        (1)
Interest rate caps         44       -          47         -
Forwards and futures        3       -         147         6

    The impact of these contracts on interest expense for fiscal years 1997, 1996 and 1995 was immaterial. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 1997, including those noted in the discussions above, was $74 million, with an average pay rate of 6.82% and an average receive rate of 5.92%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 1997 was $29 million, with an average pay rate of 5.67% and an average receive rate of 5.45%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. However, because of the credit quality of the counterparties, the company does not anticipate non-performance by the counterparties.

OTHER FINANCIAL INFORMATION

NOTE 7  Receivables

Receivables (net of allowance for doubtful accounts of $22 million in 1997 and $21 million in 1996) include the following as of September 30:

(in millions)                        97        96
                                   ----      ----
Accounts, net                      $160      $128
Income taxes                          6         5
Notes                                41        23
Other                                55        62
                                   ----      ----
                                   $262      $218
                                   ====      ====

    The allowance for doubtful accounts includes management's estimate of the amounts expected to be lost on specific accounts and for losses on other as of yet unidentified accounts included in receivables at September 30, 1997, including estimated losses on future noncancelable lease rentals and subscription fees, net of estimated recoveries from remarketing of related leased equipment. In estimating the reserve component for unidentified losses within the receivables and lease portfolio, management relies on historical experience, adjusted for any known trends, including industry trends, in the portfolio.

NOTE 8  Income Taxes

The geographical sources of earnings before income taxes were as follows:

(in millions)                97       96       95
                           ----     ----     ----
United States              $163     $155     $154
Outside United States        48       29       14
                           ----     ----     ----
                           $211     $184     $168
                           ====     ====     ====

    Cumulative unremitted earnings of foreign operations amounting to $104 million after foreign taxes at September 30, 1997, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.
    The components of the income tax provision (benefit) charged (credited) to operations were as follows:

(in millions)                      97           96          95
                                  ---          ---         ---
Current:
  U.S. Federal                    $24          $20         $16
  U.S. state and local              7            6          10
  Outside United States             8           14           9
                                  ---          ---         ---
                                   39           40          35
                                  ---          ---         ---
Deferred:
  U.S. Federal                     35           32          30
  U.S. state and local              2            3          (1)
  Outside United States             4           (5)          -
                                   41           30          29
                                  ---          ---         ---
    Total tax provision           $80          $70         $64
                                  ===          ===         ===

    The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings were as follows:

                                     Percentage of pretax earnings
                                 --------------------------------------
                                   97                 96             95
                                 ----               ----           ----
U.S. Federal income
  tax rate                       35.0%              35.0%          35.0%
Increase (reduction)
  resulting from:
   State income taxes, net
     of U.S. Federal tax
     benefit                      3.0                3.3            3.6
   Foreign income tax rate
     differential                  .8                1.3             .1
   Tax effect of foreign
     losses (utilized)/
     deferred                    (2.9)              (1.9)           2.2
   Changes in estimates of
     previously provided
     taxes                          -                  -           (2.0)
   Other, net                     2.1                 .3            (.9)
                                 ----               ----           ----
                                 38.0%              38.0%          38.0%
                                 ====               ====           ====

    Deferred tax assets and liabilities at September 30, 1997 and 1996 were as follows:

(in millions)                        97        96
                                   ----      ----
Deferred tax assets:
  Equity transactions              $266      $318
  Foreign loss carryforwards         24        32
  U.S. net operating loss
    carryforwards                    44        32
  AMT credit carryforwards          111        91
  Deferred income                    34        22
  Other, net                         58        24
                                   ----      ----
    Gross deferred tax assets       537       519
    Less: valuation allowance       (24)      (32)
                                   ----      ----
    Total deferred tax assets       513       487
                                   ----      ----
Deferred tax liabilities:
  Lease accounting                  782       719
  Foreign                            37        34
  Deferred expenses                   -         8
                                   ----      ----
   Total deferred tax liabilities   819       761
                                   ----      ----
    Net deferred tax liabilities   $306      $274
                                   ====      ====

    For financial reporting purposes, the company has approximately $56 million of foreign net operating loss carryforwards, most of which have no expiration date. The company has recognized a valuation allowance of $24 million to offset this deferred tax asset. During fiscal 1997, changes in the valuation allowance included decreases of $6 million from utilizing foreign net operating loss carryforwards and $2 million from foreign exchange rate and tax rate changes.
    At September 30, 1997, the company has available for U.S. Federal income tax purposes, the following carryforwards (in millions):

                                            Net
                                      operating
Year scheduled to expire                   loss
----                                       ----
2004                                       $  2
2005                                          5
2006                                          5
2007                                        102
2009                                          3
                                           ----
                                           $117
                                           ====

    For U.S. Federal income tax purposes, the company has approximately $111 million of alternative minimum tax ("AMT") credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.
    All years prior to fiscal year 1989 are closed to further assessment by the Internal Revenue Service (the "Service") due to the expiration of the Statute of Limitations.
    In 1992, the Service commenced an income tax audit for fiscal years 1989 and 1990. In May, 1994, a 30-Day Letter was received by the company proposing income tax deficiencies of $10 million and $3 million for fiscal years 1989 and 1990, respectively. In August, 1994, the company filed a Protest with the Service. The Appeals Division ("Appeals") returned the case to the field for further development. In May, 1997, the company and the Service jointly submitted a Technical Advice Request to the Service's National Office requesting guidance on the proper treatment of assets for inventory and tax depreciation purposes while not under a lease contract. In August, 1997, the company met with the National Office to discuss the Technical Advice and submitted additional information that had been requested. Management believes that all issues will be resolved with no material impact on the company's financial condition or results of operations.
    During 1994, the Service commenced an income tax audit for fiscal years 1991, 1992 and 1993. In June, 1996, a 30-Day Letter was received by the company proposing tax deficiencies of $14 million, $28 million and $30 million for fiscal years 1991, 1992 and 1993, respectively. These assessments primarily relate to the inventory/depreciation issue. Due to the complexity and costly calculations relating to the turn around adjustments for the inventory/depreciation issue as proposed, the company and the Service agreed to forego the turn around calculations as part of the above assessments. If the inventory/depreciation turn around adjustments were included, the tax assessments would be substantially less. In August, 1996, the company filed a Protest with the Service requesting a conference with Appeals to discuss the issues which are in disagreement. However, Appeals returned the case to the field for further development. Once the additional field work is completed, management anticipates the case will be returned to Appeals. Management believes that all issues raised will be resolved with no material impact on the company's financial condition or results of operations. Additionally, in August, 1996, the company made tax payments totaling $4 million and interest payments totaling $1 million in anticipation of expected tax and interest liabilities for fiscal years 1992 and 1993.
    In July, 1996, the Service commenced an income tax audit for fiscal years 1994 and 1995. Field work is expected to be completed by the end of calendar year 1997 and the company expects to receive a 30-Day Letter in early 1998. Management believes all issues will eventually be resolved with no material impact on the company's financial condition or results of operations.
    The company also undergoes audits by foreign, state and local tax jurisdictions. As of September 30, 1997, no material assessments have been made by these tax authorities.

NOTE 9  Preferred Stock

There are 100,000,000 authorized shares of preferred stock - $.10 par value. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Whenever dividends on preferred stock are in arrears six quarters or more, holders of such stock (voting as a class) have the right to elect two directors of the company until all cumulative dividends have been paid.
Dividends on outstanding preferred stock must be declared and paid before dividends may be paid or set apart for payment on the common stock. Dividends paid on preferred stock were $8 million in fiscal 1997, 1996 and 1995.

8.75% Cumulative Preferred Stock (at $25 stated value and liquidation preference): The Series A and B Preferred Stock have no preemptive rights, are not convertible into shares of common stock or any other class of stock of the company, and are not subject to any sinking fund or other obligation of the company to repurchase or retire the Series A and B Preferred Stock.
    On September 19, 1997, the company announced the redemption, effective October 20, 1997, of all shares of the Series A Preferred Stock (2,738,200 shares) at the redemption price per share of $25, plus accrued and unpaid dividends. The Series B Preferred Stock is not redeemable prior to July 12, 1998. After July 12, 1998, the Series B Preferred Stock is subject to redemption at the company's option, at any time, at $25 per share (plus accrued dividends).

NOTE 10  Common Stock

All references in the financial statements and notes to common share data have been adjusted to reflect the three-for-two stock split distributed in June, 1997.
    Cash dividends paid were $.20 per share in fiscal 1997, $.19 per share in fiscal 1996, and $.16 per share in fiscal 1995. The company purchased 2.5 million and 5.6 million shares of common stock at an aggregate cost of $45 million and $80 million in fiscal 1997 and 1996, respectively. On March 1, 1995, the company issued 2.3 million shares from Treasury upon the conversion of a $20 million convertible subordinated promissory note. These shares were repurchased on the same day at a price of $11.11 per share.
      On November 4, 1997, the board of directors of the company adopted a new shareholder rights plan (the "New Rights Plan") to replace the company's existing plan, which expired on November 17, 1997. Under the New Rights Plan, shareholders of record on November 17, 1997 received a dividend distribution of one preferred stock purchase right for each share of the company's common stock then held. Like the shareholder rights plan it replaced, the New Rights Plan continues the company's policy of ensuring fair value to all shareholders in the event of an unsolicited takeover offer for the company. The New Rights Plan will expire on November 17, 2007. The New Rights Plan is incorporated by reference in the company's Form 10-K for fiscal 1997 and the company's filing on Form 8-K in November, 1997.

NOTE 11  Employee Benefits Plans

In fiscal 1988, the company established the Comdisco, Inc. Employee Stock Ownership Trust (the "Trust"). The Trust borrowed $20 million (the "ESOP Debt") to purchase 2.3 million shares of common stock held in treasury by the company at a market price at the date of purchase of $8.83 per share.
    The ESOP Debt is guaranteed by the company. The outstanding balance of the ESOP Debt has been recorded in term notes payable in the consolidated balance sheet and a like amount of deferred compensation has been recorded as a reduction of stockholders' equity. Shares purchased by the Trust with the ESOP Debt proceeds are allocated annually to plan participants and deferred compensation is reduced by the amount of the principal payment on the ESOP Debt. The company has a profit sharing plan which, together with the Employee Stock Ownership Plan (the "Plans"), covers substantially all domestic employees. Company contributions to the Plans are based on a percentage of employees' compensation, as defined. Benefits are accumulated on an individual employee basis.
    The company's stock option plans provide for the granting of incentive stock options and/or nonqualified options to employees and agents to purchase shares of common stock.
    Additionally, under the 1989 Non-Employee Directors' Stock Option Plan, each October 1, each individual who is a Non-Employee Director during the fiscal year shall automatically be granted an option for 4,500 shares of the company's common stock at the then fair market value.
    The company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the company's net earnings available to common stockholders and earnings per common and common equivalent share would have been reduced to the pro forma amounts indicated below:

(in millions except per share data)
                                      97       96
                                   -----    -----
Net earnings available
  to common stockholders
  As reported                      $ 123    $ 106
  Pro forma                          120      105
Earnings per common and
  common equivalant share
  As reported                      $1.56    $1.33
  Pro forma                         1.53     1.31

    Under the stock option plans, the exercise price of each option equals the market price of the company's common stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1996, respectively: dividend yield of 1.0% for all years; expected volatility of 26 percent and 29 percent; risk free interest rates of 6.19% and 5.94%; and expected lives of five years.

    Additional information on shares subject to options is as follows:



(in thousands except weighted average exercise)
                                            97                  96                    95
                                    -------------------   -----------------    -----------------
                                              Weighted-           Weighted-            Weighted-
                                    Number      average   Number    average    Number    average
                                        of     exercise       of   exercise        of   exercise
                                    shares        price   shares      price    shares      price
                                     ------         ---    -----        ---   -------         --
Outstanding at beginning of year      9,548         $ 9    8,217        $ 8     9,243         $8
Granted                               2,641          18    2,448         13     1,071          9
Exercised                            (2,144)          8     (912)         8    (1,549)         7
Forfeited                              (453)         11     (205)         9      (548)         7
                                     ------         ---    -----        ---    ------         --
Outstanding at the end of year        9,592         $12    9,548        $ 9     8,217         $8
                                     ======         ===    =====        ===   =======         ==
Options exercisable at year-end       6,289         $11    5,555        $ 9     4,689         $8
                                     ======         ===    =====        ===   =======         ==
Weighted-average fair value of
 options granted during the year     $ 5.77                $4.49              $  3.34
                                     ======                =====              =======

    The following table summarizes information about stock options outstanding at September 30, 1997 (number of shares in thousands):

                                            Options outstanding             Options exercisable
                                    ----------------------------------     ---------------------
                                                  Weighted-  Weighted-                 Weighted-
                                    Number         average     average     Number        average
                                        of  remaining con-    exercise         of       exercise
Range of exercise prices            shares   tractual life       price     shares          price
------------------------              -----       ---------        ---      -----            ---
$6 to 9                               2,634       5.5 years        $ 7      2,262            $ 7
$9 to 12                              2,433       5.5 years         10      1,612             10
$12 to 15                             2,625       8.0 years         14      1,769             14
$15 to 22                             1,900       9.0 years         19        646             19
                                      -----       ---------        ---      -----            ---
                                      9,592       7.0 years        $12      6,289            $11
                                      =====       =========        ===      =====            ===

NOTE 12  Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the fiscal years ended September 30, 1997 and 1996, is as follows (in millions except for per share amounts):


                                  Quarter ended
                                        -----------------------------------------------------------------
                                         December 31,       March 31,        June 30,       September 30,
                                           96      95       97       96       97     96        97      96
                                         ----    ----     ----     ----     ----   ----      ----    ----
Total revenue                            $633    $530     $690     $581     $712   $592      $784    $728
Net earnings to common stockholders      $ 28    $ 25     $ 31     $ 26     $ 32   $ 27      $ 32    $ 28
Net earnings per common and
    common equivalent share              $.37    $.31     $.38     $.33     $.40   $.34      $.41    $.35

NOTE 13  Segment Information

The company operates predominantly in the leasing industry. The company operated in four principal geographic locations during fiscal 1997. The company also operates in South America.
    Transfers between geographic areas include a reasonable profit that is eliminated in consolidation.
    Presented on page 39 is financial information reflecting the company's leasing and continuity and network services operations by geographic area for the years ended September 30, 1997, 1996 and 1995.


(in millions)
                                           United                   Pacific    Export Elimin-    Consol-
                                           States   Europe   Canada     Rim     sales  ations     idated
                                           ------     ----     ----    ----      ---    -----     ------
1997
Revenue from unaffiliated customers
    Leasing                                $1,880     $489     $ 63    $ 33      $ -    $   -     $2,465
    Continuity and network services           293       48       13       -        -        -        354
                                           ------     ----     ----    ----      ---    -----     ------
Total revenue from unaffiliated customers   2,173      537       76      33        -        -      2,819
Transfers between geographic areas             12       14        3       5        4      (38)         -
                                           ------     ----     ----    ----      ---    -----     ------
       Total revenue                       $2,185     $551     $ 79    $ 38      $ 4    $ (38)    $2,819
                                           ======     ====     ====    ====      ===    =====     ======
Earnings (loss) before income taxes
    Leasing                                $  119     $ 21     $ 16    $ (1)     $ -    $  (2)    $  153
    Continuity and network services            51        6        1       -        -        -         58
                                           ------     ----     ----    ----      ---    -----     ------
Total earnings (loss) before income taxes  $  170     $ 27     $ 17    $ (1)     $ -    $  (2)    $  211
                                           ======     ====     ====    ====      ===    =====     ======
Total assets (end of year)
    Leasing                                $5,058     $790     $162    $164      $23    $(159)    $6,038
    Continuity and network services           270       62       20       -        -      (40)       312
                                           ------     ----     ----    ----      ---    -----     ------
       Total assets                        $5,328     $852     $182    $164      $23    $(199)    $6,350
                                           ======     ====     ====    ====      ===    =====     ======
1996
Revenue from unaffiliated customers
    Leasing                                $1,573     $420     $ 75    $ 45      $ -    $   -     $2,113
    Continuity and network services           263       41       14       -        -        -        318
                                           ------     ----     ----    ----      ---    -----     ------
Total revenue from unaffiliated customers   1,836      461       89      45        -        -      2,431
Transfers between geographic areas              8        4        4       3        5      (24)         -
                                           ------     ----     ----    ----      ---    -----     ------
       Total revenue                       $1,844     $465     $ 93    $ 48      $ 5    $ (24)    $2,431
                                           ======     ====     ====    ====      ===    =====     ======
Earnings (loss) before income taxes
    Leasing                                $  113     $ 10     $ 19    $  1      $ 1    $  (1)    $  143
    Continuity and network services            40        -        1       -        -        -         41
                                           ------     ----     ----    ----      ---    -----     ------
Total earnings (loss) before income taxes  $  153     $ 10     $ 20    $  1      $ 1    $  (1)    $  184
                                           ======     ====     ====    ====      ===    =====     ======
Total assets (end of year)
    Leasing                                $4,397     $723     $151    $ 83      $23    $ (89)    $5,288
    Continuity and network services           264       60       19       -        -      (40)       303
                                           ------     ----     ----    ----      ---    -----     ------
       Total assets                        $4,661     $783     $170    $ 83      $23    $(129)    $5,591
                                           ======     ====     ====    ====      ===    =====     ======
1995
Revenue from unaffiliated customers
    Leasing                                $1,503     $369     $ 50    $ 51      $ -    $   -     $1,973
    Continuity and network services           219       33       15       -        -        -        267
                                           ------     ----     ----    ----      ---    -----     ------
Total revenue from unaffiliated customers   1,722      402       65      51        -        -      2,240
Transfers between geographic areas             13       24       12       3        8      (60)         -
                                           ------     ----     ----    ----      ---    -----     ------
       Total revenue                       $1,735     $426     $ 77    $ 54      $ 8    $ (60)    $2,240
                                           ======     ====     ====    ====      ===    =====     ======
Earnings (loss) before income taxes
    Leasing                                $  124     $  8     $ 13    $ (5)     $ -    $  (1)    $  139
    Continuity and network services            30       (2)       1       -        -        -         29
                                           ------     ----     ----    ----      ---    -----     ------
Total earnings (loss) before income taxes  $  154     $  6     $ 14    $ (5)     $ -    $  (1)    $  168
                                           ======     ====     ====    ====      ===    =====     ======
Total assets (end of year)
    Leasing                                $3,922     $680     $126    $100      $23    $(107)    $4,744
    Continuity and network services           239       61       19       -       -       (24)       295
                                           ------     ----     ----    ----      ---    -----     ------
       Total assets                        $4,161     $741     $145    $100      $23    $(131)    $5,039
                                           ======     ====     ====    ====      ===    =====     ======

Independent Auditors' Report

The Stockholders and Board of Directors, Comdisco, Inc.:

We have audited the accompanying consolidated balance sheets of Comdisco, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comdisco, Inc. and subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.


/s/KPMG PEAT MARWICK LLP

Chicago, Illinois
November 7, 1997