Form 10-K, Exhibit 13
period 1998-09-30
COMDISCO INC
filed 1998-12-30
CIK 722487

Six-Year Summary
Comdisco, Inc. and Subsidiaries
(in millions except per share data)

                                                                                          YEARS ENDED SEPTEMBER 30,
                                                                     ---------------------------------------------------------------
                                                                         1998       1997       1996       1995       1994      1993
                                                                     ---------  ---------  ---------  ---------  --------- ---------
CONSOLIDATED SUMMARY OF EARNINGS
Revenue
         Leasing ..................................................  $  2,435   $  2,116   $  1,797   $  1,573   $  1,538  $  1,583
         Sales ....................................................       329        269        262        358        271       313
         Technology services ......................................       433        354        318        267        242       216
         Other ....................................................        46         80         54         42         47        41
                                                                     ---------  ---------  ---------  ---------  --------- ---------
                  Total revenue ...................................     3,243      2,819      2,431      2,240      2,098     2,153
                                                                     ---------  ---------  ---------  ---------  --------- ---------
Costs and expenses
         Leasing ..................................................     1,791      1,534      1,246      1,023      1,004     1,040
         Sales ....................................................       275        210        218        304        225       275
         Technology services ......................................       362        296        277        238        224       206
         Selling, general and administrative                              249        244        244        233        213       197
         Litigation settlement ....................................        --         --         --         --         70        --
         Litigation charge ........................................        --         --         --         --         10        --
         Interest .................................................       326        299        262        274        263       291
         Other ....................................................        --         25         --         --         --        --
                                                                     ---------  ---------  ---------  ---------  --------- ---------
                  Total costs and expenses ........................     3,003      2,608      2,247      2,072      2,009     2,009
                                                                     ---------  ---------  ---------  ---------  --------- ---------
Earnings from continuing operations before income taxes and
         cumulative effect of change in accounting principle ......       240        211        184        168         89       144
Income taxes ......................................................        87         80         70         64         36        57
                                                                     ---------  ---------  ---------  ---------  --------- ---------
Earnings from continuing operations before cumulative effect
         of change in accounting principle ........................       153        131        114        104         53        87
Loss from discontinued operations (net of income taxes) ...........        --         --         --         --         --       (20)
                                                                     ---------  ---------  ---------  ---------  --------- ---------
Earnings before cumulative effect of change in accounting principle       153        131        114        104         53        67
Cumulative effect of change in accounting principle ...............        --         --         --         --         --        20
                                                                     ---------  ---------  ---------  ---------  --------- ---------
Net earnings before preferred dividends ...........................       153        131        114        104         53        87
Preferred dividends ...............................................        (2)        (8)        (8)        (8)        (9)       (7)
                                                                     ---------  ---------  ---------  ---------  --------- ---------
         Net earnings to common stockholders ......................  $    151   $    123   $    106   $     96   $     44  $     80
                                                                     =========  =========  =========  =========  ========= =========
COMMON SHARE DATA
Earnings per common share--basic ..................................  $   .99    $    .83   $    .70   $    .60   $    .26  $    .44
Earnings per common share--diluted ................................      .93         .78        .67        .57        .26       .43
Common stockholders' equity (per common share outstanding) ........     6.44        5.24       4.77       4.37       3.89      3.68
Cash dividends paid on common stock ...............................      .10         .10        .09        .08        .07       .06
Average common shares (in thousands)--diluted .....................  162,770     157,590    159,684    165,502    173,274   180,936

FINANCIAL POSITION
Total assets ......................................................  $  7,063   $  6,350   $  5,591   $  5,039   $  4,807  $  4,960
Notes payable .....................................................     1,121      1,024      1,127        661        593       655
Total long-term debt ..............................................     3,318      2,918      2,145      1,796      1,364     1,325
Discounted lease rentals ..........................................       596        742        781      1,124      1,548     1,670
Stockholders' equity ..............................................       979        865        799        776        741       739

OTHER DATA
Total rents of new leases .........................................  $  3,400   $  3,200   $  2,800   $  2,300   $  1,800  $  1,900
Future lease rentals and technology services revenue ..............     6,089      5,440      4,903      4,380      4,185     4,265


                                 -30- and -31-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS
Certain statements herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934, and the company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are subject to many uncertainties and factors relating to the company's operations and business environment which may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to, those risk factors set forth generally throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations and specifically under "Risk Factors that May Affect Future Results" and in the "Note on Forward-Looking Information" on page 60 of this annual report to stockholders.

SUMMARY
Comdisco, Inc. achieved record revenues, earnings, equipment volume and cash flows from operating activities in fiscal 1998. The year's performance demonstrates the ability of the company's businesses to deliver strong financial results.

         Fiscal 1998 net earnings to common stockholders (hereinafter referred to as "net earnings") were $151 million, or $.93 per common share-diluted, compared to $123 million, or $.78 per common share-diluted, and $106 million, or $ .67 per common share-diluted, in fiscal 1997 and 1996, respectively. The increase in net earnings in fiscal 1998 and 1997 compared to the prior years is due to increases in earnings contributions from remarketing and technology services. Earnings per common share (basic and diluted) in fiscal 1998 and 1997 benefited from the company's stock repurchase program, which has reduced the average common shares outstanding. However, average common shares outstanding increased during fiscal 1998 as compared to fiscal 1997 primarily as a result of the company's Shared Investment Program (the"SIP")(see Note 10 of Notes to Consolidated Financial Statements). Shares issued under the SIP exceeded the number of shares repurchased in fiscal 1998.


BUSINESS
The company's businesses are designed to bring solutions that reduce technology cost and risk to the customer and in supporting the customerOs technology infrastructure. These businesses are: 1) financial management services, which includes the leasing of distributed systems (PCs, servers and routers), large systems (mainframes and related equipment) and communications equipment; 2) diversified technology services-equipment leasing and technology lifecycle management services for the healthcare, semiconductor manufacturing ("electronics group") and venture capital industries, and 3) technology services, which includes business continuity services, desktop management services, managed network services and software tools to support these areas.
         The industry in which the company operates is evolving, and the company's business is becoming more service oriented, with the business driven by the company's service capabilities, including desktop management and continuity services.
         Leasing volume increased in both fiscal 1998 and 1997 as compared to the prior years. During the last three fiscal years, the company's large systems portfolio decreased, while its portfolio of other high technology assets-distributed systems and electronics equipment in particular-increased as a percentage of the total portfolio. Lease volume in the current fiscal year was the highest annual volume in the company's history.
         Cost of equipment placed on lease was $3.3 billion in fiscal 1998, compared to cost of equipment placed on lease of $3.1 billion and $2.6 billion in fiscal 1997 and 1996, respectively. Internationally, cost of equipment of all types placed on lease increased from $757 million in fiscal 1997 to $905 million in fiscal 1998. The increase in leasing volume in fiscal 1998 is expected to have a positive impact on leasing revenue in future periods and is expected to result in future earnings opportunities by providing equipment for remarketing.
         In addition to originating new equipment lease financing, the company remarkets used equipment from its lease portfolio. Remarketing is the sale or re-lease of equipment either at original lease termination or during the original lease. These transactions may be with existing lessees or, when equipment is returned, with new customers. Remarketing activities are comprised of earnings from follow-on leases and gross profit on equipment sales. Remarketing activity, an important contributor to earnings, was strong throughout fiscal 1998 and 1997.

         Technology services had a record year with pretax earnings of $71 million in fiscal 1998. This compares to pretax earnings of $58 million and $41 million in fiscal 1997 and 1996, respectively. Revenue from continuity contracts, which is recognized monthly during the noncancelable continuity contract and is therefore recurring and predictable, was approximately $298 million, $280 million and $262 million during fiscal 1998, 1997 and 1996, respectively, representing approximately 69%, 79% and 82% of technology services revenue. Revenue from the company's Millennium Testing Services ("MTS") was significantly below the company's targets for fiscal 1998. This shortfall in MTS revenue may indicate that companies are still working on the coding for the Year 2000 and are not yet ready to test their program changes. The company has been successful in containing costs to maintain and improve margins in its services operations during the last three fiscal years.
The company continued to invest additional capital to upgrade our service capabilities and enhance future continuity services revenues. In fiscal 1998, capital expenditures were $87 million. This includes additions in large systems, mid-range systems, network products and expansion of work areas. In addition, a focus area for capital expenditures in fiscal 1998 was Advanced Recovery Services ("ARS"). ARS is designed to reduce data exposures as well as recovery time across all market-leading platforms. The company is also investing in additional personnel to expand its other technology services offerings and to ensure the quality of its services offerings.

FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 1998, including capital expenditures for equipment, were funded primarily by cash flow from operations (primarily lease receipts), including the realization of residual values through remarketing activities, and external financing. See Note 6 of Notes to Consolidated Financial Statements for information on the company's interest-bearing liabilities, including average daily borrowings, effective interest rates and maturities.
         During the last five years, equipment purchased for leasing totaled $11.8 billion. Expenditures for equipment in fiscal 1998 totaled approximately $3.0 billion, the highest annual total in the company's history, and an increase of 3% compared to the prior year. Expenditures for equipment are currently estimated at approximately $3.5 billion for fiscal 1999.
         The company believes that its estimated cash flow from operations and current financial resources will be sufficient to fund anticipated future growth and operating requirements. In addition, the company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.

Cash provided by operating activities: Net cash provided by operating activities was $2.8 billion, $2.5 billion and $2.2 billion in fiscal 1998, 1997 and 1996, respectively. During the last five years, net cash provided by operating activities totaled $11.1 billion.
         Net cash provided by operating activities has been used to finance equipment purchases and, accordingly, has had a positive impact on the level of borrowing required to support the company's investment in its growing lease portfolio. As of September 30, 1998, the company estimates that existing lease and technology services contracts and commitments, including continuity subscription contracts, could generate gross cash receipts of approximately $6.1 billion in the future, including $2.9 billion in fiscal 1999. The company's liquidity is augmented by the realization of cash from the future remarketing of leased equipment. Assuming realization of independent forecasts of equipment values at lease termination and management estimates, the estimated gross cash receipts to be provided from remarketing in future years totals $2.0 billion.

Credit Lines: At September 30, 1998, the company had $1.6 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which approximately $853 million was unused. The company had committed credit lines established with twenty-eight banks at September 30, 1998 of $1.3 billion.

Senior Notes: In June, 1997, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $1.2 billion of senior debt securities with terms to be set at the time of each sale (the "1997 Shelf"). Pursuant to the 1997 Shelf, the company, in fiscal 1998 issued the following senior notes:
  o $250 million of 6.125% Notes Due January 15, 2003
  o $275 million of 6.13% Notes Due August 1, 2006
  o $230 million of medium-term notes (the company also issued an additional $73 million of medium-term notes in fiscal 1998 pursuant to a registration statement filed in November, 1996).
         At September 30, 1998, an aggregate of $370 million of medium-term notes remained available for issuance under the 1997 Shelf.
         On October 9, 1998, the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.5 billion of senior debt securities on terms to be set at the time of each sale (the "1998 Shelf"). No senior debt has been sold pursuant to the 1998 Shelf. The company plans to continue to be active in issuing senior debt during fiscal 1999, primarily to support the anticipated growth of the leased assets and, where appropriate, to refinance maturities of interest-bearing liabilities.

Secured Debt: Proceeds from the discounting of lease rentals were $279 million, $430 million and $253 million in fiscal 1998, 1997 and 1996, respectively.
Secured debt is currently utilized as a tool to manage credit risk and concentration risk. However, the company believes that in a changing rate environment, secured debt may offer attractive financing rates during fiscal 1999. The company's credit committee establishes concentration levels by credit rating and customer.

Maturities: At September 30, 1998, the company had debt of $2.9 billion scheduled to mature in fiscal 1999, including $1.1 billion of commercial paper and short-term bank borrowings. At September 30, 1998, the company had expected future cash to be provided by existing lease and technology services contracts and commitments, including continuity subscription contracts, of $2.9 billion in fiscal 1999. See Notes 5 and 6 of Notes to Consolidated Financial Statements for information on the lease base and interest-bearing liabilities, respectively.

Ratios: The ratio of debt to total stockholdersO equity (the "Ratio") was 5.1:1, 5.4:1 and 5.1:1 at September 30, 1998, 1997 and 1996, respectively. During fiscal 1998, the company redeemed its outstanding preferred stock, which reduced stockholders' equity by $89 million. The 1998 Ratio was positively impacted by the company's SIP, under which 106 senior managers of the company purchased over six million shares of the company's common stock for approximately $109 million.

REVENUE
Total revenue of approximately $3.2 billion and $2.8 billion in fiscal 1998 and 1997 represented increases of 15% and 16% respectively, over the prior year periods. The increase in fiscal 1998 compared to fiscal 1997 was primarily due to higher total leasing revenue, principally from operating leases, and higher revenue from technology services and sales. Total leasing revenue of $2.4 billion for the year ended September 30, 1998 represented an increase of 15% compared to the prior year. Technology services revenue increased 22% in fiscal 1998 compared to fiscal 1997. See "Technology Services" for a discussion of technology services revenue and margins and "Sales" for a discussion of sales revenue and margins.

Leasing: The increase in New Leases (as defined in the discussion under "Risk Factors that May Affect Future Results"), particularly during the last thirty-six months, coupled with lower margins on large systems transactions (mainframes and related peripherals, including DASD and tape drives), has resulted in lower margins on leasing, particularly for operating leases. Operating lease revenue minus operating lease costs was $369 million, or 19.5% of operating lease revenue (the "Operating Lease Margin"), and $338 million, or 20.7% of operating lease revenue, in fiscal 1998 and 1997, respectively. The company expects the Operating Lease Margin to decline from current levels in fiscal 1999 because of continued pressure from New Leases and the lower margins on large systems. The Sales-type Lease Margin increased in fiscal 1998 compared to the prior year primarily because of a change in the mix of equipment remarketed, with a higher percentage of distributed and communications equipment remarketing. The following graph presents the Lease Margin for total leasing, operating, and sales-type leases for the five years ended September 30, 1998:

                      94       95       96       97       98
                      ---      ---      ---      ---      ---
Total leasing         35%      35%      31%      27%      26%
Operating lease       26%      26%      24%      21%      20%
Sales-type lease      26%      28%      26%      30%      30%

Sales: Revenue from sales, which includes remarketing and buy/sell activities, totaled $329 million in fiscal 1998, compared to $269 million and $262 million in fiscal 1997 and 1996, respectively. In fiscal 1998 and 1997 sales and sale revenue per unit on large systems declined. Margins on sales were 16% in fiscal 1998 compared to 22% and 17% in fiscal 1997 and 1996, respectively. Margins in fiscal 1997 were unusually high, primarily as a result of significant sales of distributed systems equipment.

Technology services: Revenue from technology services was $433 million, $354 million and $318 million in fiscal 1998, 1997 and 1996, respectively. The increases are primarily the result of the growth in products and services.
         Technology services costs of $362 million for fiscal 1998 increased 22% over technology services costs of $296 million in fiscal 1997. Fiscal 1997 costs and expenses were 7% higher than fiscal 1996. Cost containment efforts by the company, primarily as a result of its capital investment strategy, slowed the growth of continuity costs in fiscal 1997, and improved margins significantly over the prior year. Although the company made significant investments in its technology services facilities and staff during fiscal 1998, margins on technology services remained at approximately fiscal 1997 levels. The company expects margins in fiscal 1999 to be at or above fiscal 1998 levels primarily as a result of the growth in other technology services which generally have higher margins than continuity services.

Other Revenue: Other revenue was $46 million, $80 million and $54 million in fiscal 1998, 1997 and 1996, respectively. Revenue from the sale of ownership positions generated in conjunction with the company's lease financing transactions with early-stage high technology companies was $21 million in fiscal 1998 compared to $18 million and $13 million in fiscal 1997 and 1996, respectively. Fiscal 1998 and 1997 other revenue includes $5 million and $4 million, respectively, of gains from the sale of direct financing and sales-type receivables. Other revenue for fiscal 1997 includes a gain of $25 million ($16 million after-tax, or $.10 per common share-diluted) resulting from the receipt of amounts in settlement of litigation. In addition, fiscal 1997 other revenue includes approximately $11 million of gains from the sale of other investments owned by the company. Fiscal 1996 includes $6 million of gains generated from the sale of securities, originally received by the company in fiscal 1993 in connection with the sale of all of the assets of its wholly owned subsidiary, Comdisco Systems, Inc.

COSTS AND EXPENSES
Total costs and expenses were $3.0 billion and $2.6 billion in fiscal 1998 and 1997, respectively. The increase in fiscal 1998 and 1997 compared to the prior years is primarily due to the growth in leasing volume including higher interest expense, increased leasing costs related to increased operating lease and sales-type revenue, increased costs associated with the company's technology services and, in fiscal 1997, a one-time charge of $25 million (see "Other" below).

Selling, General and Administrative: Selling, general and administrative expenses totaled $249 million in fiscal 1998, $244 million in fiscal 1997, and $244 million in fiscal 1996. Despite the level of growth in fiscal 1998 and 1997, cost containment efforts begun in fiscal 1996 allowed the company to control its selling, general and administrative costs. Factors contributing to the increase in fiscal 1998 compared to the prior years include the development of the company's technology services, offset by reduced expenditures resulting from improved efficiencies in the company's administrative operations.

Interest: Interest expense for fiscal 1998 totaled $326 million in comparison to $299 million in fiscal 1997 and $262 million in fiscal 1996, respectively. The increase in interest expense in fiscal 1998 compared to fiscal 1997 is due to higher average daily borrowings resulting from the increase in equipment purchased for lease in fiscal 1998 compared to the prior period, offset by lower average rates.

Other: In the second quarter of fiscal 1997, the company recorded a noncash, non-operating charge of $25 million ($16 million after-tax, or $.10 per common share) as a one-time addition to the equipment valuation allowance.

INCOME TAXES
Note 8 of Notes to Consolidated Financial Statements on page 50 provides details about the company's income tax provision.

INTERNATIONAL OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim.
         Revenue from international operations, including export sales and technology services, was $730 million in fiscal 1998 compared to $646 million and $595 million in fiscal 1997 and 1996, respectively. International revenues represented 23% of the company's total revenue in fiscal 1998, 23% in fiscal 1997 and 24% in fiscal 1996.

Europe: The company's European operations had pretax earnings of $39 million and $27 million in fiscal 1998 and 1997, respectively, compared to $10 million in fiscal 1996. Total revenue from European operations was $592 million in fiscal 1998 compared to $537 million in fiscal 1997 and $461 million in fiscal 1996. Cost of equipment placed on lease in fiscal 1998 and 1997, including diversified technology equipment, was $582 million and $563 million, respectively. The European lease base has been financed primarily by utilizing existing short-term lines of credit, including European commercial paper, parent company loans and where required, additional capital investment from the parent, and discounted lease rentals.

Canada: The company's Canadian operations had pretax earnings of $12 million and $17 million in fiscal 1998 and 1997, respectively. Total leasing and sales revenue for fiscal 1998 in Canada was $60 million compared to $63 million and $75 million in fiscal 1997 and 1996, respectively. Cost of equipment placed on lease in fiscal 1998 and 1997 was $100 million and $66 million, respectively. Net cash provided by operations is the company's primary source of funds for its Canadian operations, although the company has short-term lines of credit in Canada to support short-term liquidity requirements.
         Geographic area data is included in Note 13 of Notes to Consolidated Financial Statements on page 55.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
This Report contains forward-looking statements that involve risks and uncertainties. The company's actual revenues and results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Report.

Potential Fluctuations in Operating Results: The company's operating results are subject to quarterly fluctuations resulting from a variety of factors, including the volume of New Leases, earnings contributions from remarketing activities, product announcements by manufacturers, economic conditions and variations in the financial mix of leases written. The financial mix of leases written is a result of a combination of factors, including, but not limited to, changes in customer demands and/or requirements, new product announcements, price changes, changes in delivery dates, changes in maintenance policies and the pricing policies of equipment manufacturers, and price competition from other lessors and finance companies.

Earnings Contributions from Leasing: The growth in leasing volume during the last eight fiscal quarters has the effect of increasing the proportion of leases for new equipment ("New Leases") to total leases. New Leases traditionally have lower earnings contributions than leases with remarketed equipment. Therefore, increasing lease volume activities initially has the impact of putting pressure on leasing margins. The impact of New Leases, coupled with lower margins on large systems transactions (mainframes and related peripherals, including DASD and tape drives), has resulted in lower margins on leasing, particularly for operating leases. There can be no assurance regarding the growth of New Leases in future periods or the company's ability to accurately predict future declines in the fair market values of large systems equipment.
         To meet earnings goals for fiscal 1999, remarketing contributions have to be at approximately the level achieved in fiscal 1998. While the company has a larger lease portfolio for remarketing and is devoting resources to its remarketing activities, there can be no assurance that the company will achieve the appropriate level of activity necessary to meet the company's desired operating results.
         The company continues to monitor volatility in large systems fair market values which, during the last eighteen months in particular, have declined faster and exhibited greater volatility than historical trends would have otherwise indicated. As a result, there is no assurance that fair market values on large systems will stabilize or that further rapid declines in the value of such systems will not occur in the near term. To the extent that declines in fair market values exceed the company's current estimates, there could be an adverse effect on the company's operating results.
         The costs to address the Year 2000 issues may have a negative impact on equipment volume in fiscal 1999 if customers defer other IT projects due to the Year 2000 efforts or if Year 2000 remediation costs increase as a percentage of the total IT budget, thereby reducing capital expenditures on new technology.

Earnings Contributions from Services: As a result of the evolving nature of its services business, particularly the emerging desktop management and managed network services, the company has limited meaningful historical data in which to base its planned operating expenses. Accordingly, a significant portion of the company's expense levels (investment in continuity facilities and hardware, consultants, experts and back office personnel) are based in part on its expectations as to future services revenues, including MTS revenue, and are, to a large extent, fixed. Conversely, the company's revenue base has become more diverse with the growth of other technology services revenue, and therefore less recurring and less predictable than in prior years. To attain its services earnings contribution goals for fiscal 1999, the company will have to expand its contract subscription base (through new contract signings and contract renewals), increase its revenues from other technology services, attain MTS revenue and contain costs. In addition, there can be no assurance that the company will be able to maintain and/or increase its margins on technology services in fiscal 1999.
         One of the impacts of the company's changing business model is the lengthening of the sales cycle-the length of time between initial sales contact and final delivery of contracts-as compared to its traditional leasing business. This increase in sales cycle results in an increase in ObacklogO (or negotiations in progress) which ultimately impacts the timing of revenue, earnings and volume recognition. In addition, the company's ability to obtain new business from customers depends on its ability to anticipate technological changes, successfully compete with organizations offering similar services, develop services to meet customer requirements and to achieve delivery of services that meet customer requirements.

Economic Conditions and the Asian Economy: With respect to economic conditions, a recession can cause customers to put off new investments and increase the company's bad debt experience. In addition, the recent economic turmoil in Asia may have an impact on the region's semiconductor manufacturing industry, which in turn would have an impact on the company's diversified technology business. Continued pressures on credit in Asia and the Asian economy in general, could also impact the domestic economy and/or the company's multinational customer base.

Other Factors: Other uncertainties include continued business conditions, trend of movement to client/server environment, competition, including competition from other technology service providers, reductions in technology budgets and related spending plans, price competition from other technology service providers, and the Year 2000 readiness of the company's customers, suppliers and business partners.

         The company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, further events or otherwise.

OTHER MATTERS
Qualitative  Information  About Market Risk:  The company's  primary market risk exposure is interest rate risk, primarily related to the company's interest-bearing obligations. Generally, a changing interest rate environment does not impact the company's margins since the effects of higher or lower borrowing costs would be reflected in the rates on newly leased assets. In addition, the company attempts to match the maturities of its borrowings with the cash flows from its leased assets, thereby reducing the company's interest rate exposure.
         The  company  has  an  on-going   program  to  manage  its  assets  and
liabilities. This program includes establishing levels of fixed and floating rate debt, liquidity and duration analysis, monitoring credit quality of the lease portfolio and related account review procedures and oversight of interest rate and foreign exchange hedging policies. This program includes the use of derivatives in certain identifiable situations to manage risk. The company does not speculate on interest rates, but rather manages its portfolio of assets and liabilities to mitigate the impact of interest rate fluctuations. The company does not use derivatives for trading purposes. See Note 6 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings, the company's derivative financial instruments, comprising interest rate swaps and foreign currency forward exchange contracts, fair values and effective interest rates.
         The table below presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for the company's notes payable, term notes and senior notes (in millions).


                                      99        00        01        02       03+
                                 -------   -------   -------   -------   -------

Notes payable
         Fixed rate ...........  $1,121    $   --    $   --    $   --    $   --
         Average interest rate     5.33%
Term notes
         Floating rate ........     550        --        --        --        --
         Average interest rate     5.52%
Senior notes
         Fixed rate ...........     940       619       367       294       548
         Average interest rate     6.50%     6.72%     6.91%     6.54%     6.13%



         As the above table incorporates only the company's interest-bearing obligations and not its lease portfolio, the information presented therein has limited predictive value.

Recently Issued Professional Accounting Standards: The company does not believe that SFAS No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which will become effective in fiscal 1999, or SFAS 132, EmployersO Disclosures about Pensions and Other Postretirement Benefits, and SFAS 133, Accounting for Derivative Instruments and Hedging Activity, which will become effective in fiscal 2000, will have a material impact on the company's financial statements.

Year 2000: The company has implemented a program to attempt to assess, remediate and mitigate the potential impact of the OYear 2000O problem throughout the company.
         A "Year 2000" problem will occur where date-sensitive software uses two digit year date fields, sorting the year 2000 ("00") before the year 1999 ("99"). The Year 2000 problem may result in data corruption and processing errors occurring where software, technology equipment, or any other equipment or process uses date dependent software.
         The company's program has been structured to address its internal computer systems and applications, facilities, equipment portfolio, and continuity and network services operations. This program includes assessment and mitigation of Year 2000 issues with respect to information technology and other equipment that uses embedded software. In addition, the company is attempting to monitor the Year 2000 compliance status of its vendors, suppliers, service providers and major customers. Although it is very difficult to assess with any certainty, the company believes that it is taking reasonable and appropriate steps regarding Year 2000 compliance with respect to matters within its control to provide that Year 2000 issues will not materially impact the company. It remains uncertain whether or to what extent the company may be affected.
         The SEC issued an interpretive guidance regarding disclosure of Year 2000 issues and consequences, effective August 4, 1998. On October 9, 1998, the company provided this disclosure in a Form 8-K filing, a copy of which is available for download at the SEC Internet home page (www.sec.gov). This Year 2000 Readiness is incorporated by reference in the company's Annual Report on Form 10-K for the year ended September 30, 1998.

Euro Compliance: Eleven of the fifteen member countries of the European Union are scheduled to establish fixed conversion rates between their existing sovereign currencies and the Euro and to adopt the Euro as their common legal currency effective January 1, 1999. The company expects that its internal systems that will be affected by the initial introduction of the Euro will be substantially Euro capable by January 1, 1999, and does not expect the costs of system modifications to be material. While the company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the company's financial condition or overall trends in results of operations.

Inflation: The company does not consider the present rate of inflation to have a significant impact on the businesses in which it operates.



PRICE RANGE OF COMMON STOCK
The company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 1998, there were approximately 1,900 holders of record of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 1998 and 1997, adjusted for the three-for-two stock split (See
Note 10 of Notes to Consolidated Financial Statements).


                              98                                  97
               -----------------------------       -----------------------------
Quarter          High       Low    Dividends         High       Low    Dividends
-------        ------    ------        -----       ------   -------        -----

First          $16.88    $14.16        $.025       $10.92   $  9.67        $.025
Second          21.94     14.88         .025        10.71     10.21         .025
Third           22.44     16.50         .025        13.00      9.34         .025
Fourth          20.88     12.44         .025        16.41     13.07         .025


CONSOLIDATED STATEMENTS OF EARNINGS
Comdisco, Inc. and Subsidiaries
(in millions except per share data)





                                                                                 Years ended September 30,
                                                                       1998               1997               1996
                                                                     ------             ------             ------
REVENUE
Leasing:
         Operating ......................................            $1,897             $1,635             $1,365
         Direct financing ...............................               162                145                149
         Sales-type .....................................               376                336                283
                                                                     ------             ------             ------
       Total leasing ....................................             2,435              2,116              1,797
Sales ...................................................               329                269                262
Technology services .....................................               433                354                318
Other ...................................................                46                 80                 54
                                                                     ------             ------             ------
         Total revenue ..................................             3,243              2,819              2,431
                                                                     ------             ------             ------
COSTS AND EXPENSES
Leasing:
         Operating ......................................             1,528              1,297              1,037
         Sales-type .....................................               263                237                209
                                                                     ------             ------             ------
         Total leasing ..................................             1,791              1,534              1,246
Sales ...................................................               275                210                218
Technology services .....................................               362                296                277
Selling, general and
  administrative ........................................               249                244                244
Interest ................................................               326                299                262
Other ...................................................                --                 25                 --
                                                                     ------             ------             ------
 Total costs and expenses ...............................             3,003              2,608              2,247
                                                                     ------             ------             ------
Earnings before income taxes ............................               240                211                184
Income taxes ............................................                87                 80                 70
                                                                     ------             ------             ------
Net earnings before preferred dividends .................               153                131                114
Preferred dividends .....................................                (2)                (8)                (8)
                                                                     ------             ------             ------
Net earnings to common stockholders .....................            $  151             $  123             $  106
                                                                     ======             ======             ======
Net earnings per common share:
 Earnings per common share--basic .......................            $  .99             $  .83             $  .70
                                                                     ======             ======             ======
 Earnings per common share--diluted .....................            $  .93             $  .78             $  .67
                                                                     ======             ======             ======
See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Comdisco, Inc. and Subsidiaries

(in millions except number of shares and per share data)


                                                                                                             SEPTEMBER 30,

                                                                                                      1998                     1997
                                                                                                    ------                   ------
ASSETS
Cash and cash equivalents ........................................................                  $   63                   $   37
Cash--legally restricted .........................................................                      30                       45
Receivables, net .................................................................                     340                      262
Inventory of equipment ...........................................................                     165                      157
Leased assets:
    Direct financing and sales-type ..............................................                   1,779                    1,717
    Operating (net of accumulated depreciation) ..................................                   4,121                    3,571
         Net leased assets .......................................................                   5,900                    5,288
Buildings, furniture and other, net ..............................................                     137                      140
Other assets .....................................................................                     428                      421
                                                                                                    ------                   ------
                                                                                                    $7,063                   $6,350
                                                                                                    ======                   ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable ....................................................................                  $1,121                   $1,024
Term notes .......................................................................                     550                      497
Senior notes .....................................................................                   2,768                    2,421
Accounts payable .................................................................                     308                      170
Income taxes:
         Current .................................................................                      14                       --
         Deferred ................................................................                     319                      306
Other liabilities ................................................................                     408                      325
Discounted lease rentals .........................................................                     596                      742
                                                                                                    ------                   ------
                                                                                                     6,084                    5,485
                                                                                                    ------                   ------
Stockholders' equity:
  Preferred stock $.10 par value
   Authorized 100,000,000 shares:
   8.75% Cumulative Preferred Stock, Series A and Series B
   $25 stated value and liquidation preference, issued 0 shares
     (3,562,600 shares in 1997) ..................................................                      --                       89
  Common stock $.10 par value
   Authorized 750,000,000 shares;
    issued 221,657,318 shares (220,265,372 in 1997) ..............................                      22                       11
  Additional paid-in capital .....................................................                     257                      178
  Deferred compensation (ESOP) ...................................................                      --                       (3)
  Deferred translation adjustment ................................................                     (13)                     (20)
  Retained earnings ..............................................................                   1,101                      965
                                                                                                    ------                   ------
                                                                                                     1,367                    1,220
  Common stock held in treasury, at cost; 69,556,956 shares (72,184,050 in 1997) .                    (388)                    (355)
                                                                                                    ------                   ------
         Total stockholders' equity ..............................................                     979                      865
                                                                                                    ------                   ------
                                                                                                    $7,063                   $6,350
                                                                                                    ======                   ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Comdisco, Inc. and Subsidiaries

(in millions except per share data)
Years Ended September 30, 1998, 1997 and 1996


                                                                        Additional     Deferred    Deferred                  Common
                                                 Preferred      Common     paid-in     compen-  translation    Retained    stock in
                                                     stock       stock     capital       sation  adjustment    earnings    treasury
                                                      ----        ----        ----         ----        ----       -----       -----
BALANCE AT SEPTEMBER 30, 1995 ................        $ 91       $   5        $154         $(8)        $ 13       $ 764       $(243)
Net earnings..................................                                                                      114
Cash dividends--preferred ....................                                                                       (8)
Cash dividends--common ($.09 per share) ......                                                                      (14)
Stock options exercised ......................                                   7
Translation adjustment .......................                                                           (8)
Reduction of guaranteed ESOP debt ............                                               3
Purchase of preferred stock ..................          (2)
Purchase of common stock......................                                                                                  (80)
Issuance of treasury stock....................                                   4                                                5
Stock split ..................................                       2          (2)
Income tax benefits resulting from the
   exercise of non-qualified stock options ...                                   2
                                                      ----        ----        ----         ----        ----       -----       -----
BALANCE AT SEPTEMBER 30, 1996 ................          89           7         165          (5)           5         856        (318)
                                                      ----        ----        ----         ----        ----       -----       -----
Net earnings..................................                                                                      131
Cash dividends--preferred ....................                                                                       (8)
Cash dividends--common ($.10 per share) ......                                                                      (14)
Stock options exercised ......................                                  10                                                6
Translation adjustment .......................                                                          (25)
Reduction of guaranteed ESOP debt ............                                                2
Purchase of common stock......................                                                                                  (45)
Retire treasury stock ........................                                  (2)                                               2
Stock split ..................................                       4          (4)
Income tax benefits resulting from the
  exercise of non-qualified stock options.....                                   9
                                                      ----        ----        ----         ----        ----       -----       -----
BALANCE AT SEPTEMBER 30, 1997 ................          89          11         178           (3)        (20)        965        (355)
                                                      ----        ----        ----         ----        ----       -----       -----
Net earnings .................................                                                                      153
Cash dividends--preferred ....................                                                                       (2)
Cash dividends--common ($.10 per share) ......                                                                      (15)
Shared Investment Program ....................                                  77                                               31
Stock options exercised ......................                                  (4)                                              24
Translation adjustment .......................                                                            7
Reduction of guaranteed ESOP debt ............                                                3
Purchase of preferred stock...................        (89)
Purchase of common stock .....................                                                                                  (88)
Stock split ..................................                      11         (11)
Income tax benefits resulting from the
 exercise of non-qualified stock options......                                  17
                                                      ----        ----        ----         ----        ----      ------       -----
BALANCE AT SEPTEMBER 30, 1998                         $ -          $22        $257         $  -        $(13)     $1,101       $(388)
                                                      ====        ====        ====         ====        ====      ======       =====

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Comdisco, Inc. and Subsidiaries
(in millions)

                                                                                                    Years Ended September 30,
                                                                                             1998             1997             1996
                                                                                          -------          -------          -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
Cash flows from operating activities:
         Operating lease and other leasing receipts .............................         $ 1,989          $ 1,727          $ 1,465
         Direct financing and sales-type leasing receipts .......................             905              861              907
         Sale of direct financing and sales-type receivables ....................             125               81             --
         Leasing costs, primarily rentals paid ..................................             (20)             (32)             (34)
         Sales ..................................................................             335              264              246
         Sales costs ............................................................             (69)             (84)            (117)
         Technology services receipts ...........................................             408              343              311
         Technology services costs ..............................................            (278)            (204)            (174)
         Other revenue ..........................................................              44               55               54
         Selling, general and administrative expenses ...........................            (249)            (225)            (222)
         Litigation settlement ..................................................            --                 25             --
         Interest ...............................................................            (326)            (291)            (260)
         Income taxes ...........................................................             (42)             (44)             (23)
                                                                                          -------          -------          -------
                  Net cash provided by operating activities .....................           2,822            2,476            2,153
                                                                                          -------          -------          -------
Cash flows from investing activities:
         Equipment purchased for leasing ........................................          (3,026)          (2,940)          (2,486)
         Investment in continuity and network services facilities ...............             (87)             (61)             (74)
         Other ..................................................................              (2)             (19)             (17)
                                                                                          -------          -------          -------
                  Net cash used in investing activities .........................          (3,115)          (3,020)          (2,577
                                                                                          -------          -------          -------
Cash flows from financing activities:
         Discounted lease proceeds ..............................................             279              430              253
         Net increase (decrease) in notes payable ...............................              97             (103)              466
         Issuance of term notes and senior notes ................................           1,017            1,151              834
         Maturities of term notes and senior notes ..............................            (617)            (378)            (485)
         Principal payments on secured debt .....................................            (425)            (469)            (596)
         Decrease (increase) in legally restricted cash .........................              15              (18)               3
         Preferred stock purchased ..............................................             (89)              --               (2)
         Common stock purchased and placed in treasury ..........................             (88)             (45)             (80)
         Dividends paid on common stock .........................................             (15)             (14)             (14)
         Dividends paid on preferred stock ......................................              (2)              (8)              (8)
         Shared Investment Program ..............................................             109               --               --
         Other ..................................................................              38                6               (3)
                                                                                          -------          -------          -------
                  Net cash provided by financing activities .....................             319              552              368
                                                                                          -------          -------          -------
Net increase (decrease) in cash and cash equivalents ............................              26                8              (56)
Cash and cash equivalents at beginning of year ..................................              37               29               85
                                                                                          -------          -------          -------
Cash and cash equivalents at end of year ........................................         $    63          $    37          $    29
                                                                                          =======          =======          =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Comdisco, Inc. and Subsidiaries
(in millions)


                                                                                                    Years Ended September 30,
                                                                                              1998             1997            1996
                                                                                            ------           ------          ------
RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net earnings .....................................................................          $ 153            $ 131           $  114
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
     Leasing costs, primarily depreciation and amortization ......................           1,771            1,502           1,212
         Leasing revenue, primarily principal portion of direct
           financing and sales-type lease rentals ................................             459              472             575
         Sale of direct financing and sales-type receivables .....................             120               81            --
         Cost of sales ...........................................................             193              126             101
         Technology services costs,
            primarily depreciation and amortization ..............................              84               92             103
         Income taxes ............................................................              45               36              47
         Interest ................................................................              --                8               2
         Other, net ..............................................................              (3)              28              (1)
                                                                                            ------           ------          ------
         Net cash provided by operating activities ...............................          $2,822           $2,476          $2,153
                                                                                            ======           ======          ======
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
Issuance of treasury stock for acquisition of NetforceMTI ........................          $   --           $   --          $    9
                                                                                            ======           ======          ======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(In millions, except share and per share data)

NOTE 1
Summary of Significant Accounting Policies

Nature of operations: Comdisco, Inc. is a technology services company, providing solutions that help organizations reduce technology cost and risk. The company provides technology planning and asset management services, integrating leasing and technology services such as continuity services, customized asset acquisition, asset management software tools and data center moves and/or consolidations, disposition and migration strategies. Its principal markets are the United States, Europe, Canada and the Pacific Rim.

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

Lease accounting: See "Leasing" section on pages 45 and 46 for a description of lease accounting policies, lease revenue recognition and related costs.

Technology services: Revenue from continuity contracts is recognized monthly as subscription fees become due. Revenue from other technology services is recognized over the terms of the related contracts or as the service is provided.

Cash and cash equivalents: Cash equivalents are comprised of highly liquid debt instruments with original maturities of 90 days or less.

Cash--legally restricted: Legally restricted cash represents cash and cash equivalents that are restricted solely for use as collateral in secured borrowings and are not available to other creditors.

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

Earnings per common share: Earnings per common share-Dbasic are computed by dividing the net earnings to common stockholders by the weighted average number of common shares outstanding for the period. All shares held in the Employee
Stock Ownership Plan (ESOP) are considered outstanding for both basic and diluted earnings per share calculations. Earnings per common share-Ddiluted reflect the maximum dilution that would have resulted from the exercise of stock options. Earnings per common share-Ddiluted are computed by dividing the net earnings to common stockholders by the weighted average number of common shares outstanding and all dilutive stock options (dilutive stock options are based on the treasury stock method). Anti-dilutive stock options were immaterial for fiscal 1998, 1997 and 1996.

Stock-based compensation: The company utilizes the intrinsic value based method of accounting for its stock-based compensation arrangements.

Reclassifications: Certain reclassifications have been made in the 1996 and 1997 financial statements to conform to the 1998 presentation.

LEASING

NOTE 2
Lease Accounting Policies

FASB Statement of Financial Accounting Standards No. 13 requires that a lessor account for each lease by either the direct financing, sales-type or operating method.

Leased Assets:
* Direct financing and sales-type leased assets consist of the present value of the future minimum lease payments plus the present value of the residual (collectively referred to as the net investment). Residual is the estimated fair market value at lease termination. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the estimated amounts.

* Operating leased assets consist of the equipment cost, less the amount depreciated to date.

Revenue, Costs and Expenses:
* Direct financing leases - Revenue consists of interest earned on the present value of the lease payments and residual. Revenue is recognized periodically over the lease term as a constant percentage return on the net investment. There are no costs and expenses related to direct financing leases since leasing revenue is recorded on a net basis.

* Sales-type leases - Revenue consists of the present value of the total contractual lease payments which is recognized at lease inception. Costs and expenses consist of the equipment's net book value at lease inception, less the present value of the residual. Interest earned on the present value of the lease payments and residual, which is recognized periodically over the lease term as a constant percentage return on the net investment, is included in direct financing lease revenue in the statement of earnings.

* Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipmentOs fair market value at lease termination, also commonly referred to as "residual" value. In estimating the equipmentOs fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The companyOs estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the amounts assumed in determining depreciation on the equipment in the operating lease portfolio at September 30, 1998.

* Initial direct costs related to operating and direct financing leases, including salespersonOs commissions, are capitalized and amortized over the lease term.

NOTE 3
Leased Assets

The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:

(in millions)
                                            98                97
                                        ------            ------
Minimum lease payments receivable..     $1,790            $1,759
Estimated residual values..........        203               180
Less: unearned revenue ............       (214)             (222)
                                        ------            ------
Net investment in direct financing
  and sales-type leases ...........     $1,779            $1,717
                                        ======            ======

     Unearned revenue is recorded as leasing revenue over the lease terms.

     Operating leased assets include the following as of September 30:

(in millions)
                                            98               97
                                       -------          -------
Operating leased assets ...........    $ 6,803          $ 5,763
Less: accumulated depreciation
  and amortization ................     (2,682)          (2,192)
                                       -------          -------
Net ...............................    $ 4,121          $ 3,571
                                       =======          =======

NOTE 4
Lease Portfolio Information

The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year of projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 1998 (in millions):

                              PROJECTED YEAR OF LEASE TERMINATION
                              -------------------------------------------
                  Cost at
Year lease        lease
commenced         inception        99       00       01       02       03+
-----------       ---------    ------   ------   ------   ------   -------
1994
  and prior          $  937    $  586   $  151   $  127   $   62   $   11
1995                    711       420      191       66       29        5
1996                  1,838       993      368      359      109        9
1997                  2,889       752    1,206      506      378       47
1998                  3,417       150      805    1,578      547      337
                  ---------    ------   ------   ------   ------   ------
                     $9,792    $2,901   $2,721   $2,636   $1,125   $  409
                  =========    ======   ======   ======   ======   ======

         The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 1998. The table is presented by year of lease commencement and by year of projected lease termination (in millions):

                                   PROJECTED YEAR OF LEASE TERMINATION
                               -------------------------------------------
                  Net book
                  value a
Year lease        lease
commenced         termination      99        00       01       02       03+
---------         -----------  ------    ------   ------   ------  --------
1994
  and prior         $   30     $   21    $    4   $   -    $    5   $    -
1995                    62         38        23       1         -        -
1996                   257        157        46      50         4        -
1997                   474        127       230      65        50        2
1998                   661         42       144     337        90       48
                  --------     ------    ------   ------   ------   -------
                    $1,484     $  385    $  447   $ 453    $  149   $   50
                  ========     ======    ======   ======   ======   =======


NOTE 5
Future Noncancelable Lease Rentals and Technology Services Revenue

Presented below is a summary of future noncancelable lease rentals on owned equipment and future technology services revenue including noncancelable continuity contracts (collectively, "cash in-flows").
         The summary presents expected cash in-flows due in accordance with the contractual terms in existence as of September 30, 1998.

(IN MILLIONS)
                                                       YEARS ENDING SEPTEMBER 30,
                                           -----------------------------------------------
                                               99      00      01      02     03+    Total
                                           ------  ------  ------  ------  ------   ------
Expected future cash in-flows:
   Operating leases                        $1,670  $1,058  $  498  $  128  $   28   $3,382
   Direct financing and sales-type leases     877     551     268      78      16    1,790
   Technology services                        374     251     174      78      40      917
                                           ------  ------  ------  ------  ------   ------
     Total                                 $2,921  $1,860  $  940  $  284  $   84   $6,089
                                           ======  ======  ======  ======  ======   ======




NOTE 6
Interest-Bearing Liabilities

Interest-bearing liabilities include the following:
(in millions)

                                                                   98                                     97
                                                --------------------------------------     --------------------------------------
                                                  At September 30          Average           At September 30         Average
                                                ------------------   -----------------     ------------------- -----------------
                                                Balance       Rate   Balance      Rate     Balance     Rate    Balance      Rate
                                                -------      -----   -------      ----     -------     -----   -------      ----
Notes payable:
   Credit lines and loan
     participation contracts ...............     $  774      5.39%    $  541      6.20%    $  505      5.67%   $  603      6.40%
   Commercial paper ........................        347      5.21%       606      5.72%       519      5.82%      552      5.77%
Term notes .................................        550      5.52%       526      6.41%       497      5.98%      430      6.16%
Senior notes ...............................      2,768      6.47%     2,576      6.76%     2,421      6.62%    2,125      6.93%
Discounted lease rentals ...................        596      7.29%       676      7.32%       742      7.19%      773      7.13%
                                                 ------      -----    ------      ----     ------      ----    ------      ----
                                                 $5,035      6.21%    $4,925      6.62%    $4,684      6.45%   $4,483      6.68%
                                                 ======      ====     ======      ====     ======      ====    ======      ====

The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):

(in millions)

                                                     98                                                 97
                   -------------------------------------------------------  -------------------------------------------------------
                   Outstanding             Maturities                       Outstanding             Maturities
                     beginning                  and    Outstanding    Fair    beginning                  and    Outstanding    Fair
                       of year  Issuances repurchases  end of year   value      of year  Issuances repurchases  end of year   value
                        ------    ------    -------     ------      ------     ------      ------      -------     ------    ------
Notes payable:
  Credit lines and loan
    participation
    contracts ......    $  505    $  269    $    --     $  774      $  774     $  664      $   --       $ (159)    $  505    $  505
  Commercial paper .       519        --       (172)       347         347        463          56           --        519       519
Term notes .........       497       100        (47)       550         550        374         125           (2)       497       499
Senior notes .......     2,421       917       (570)     2,768       2,585      1,771       1,026         (376)     2,421     2,440
Discounted lease
  rentals ..........       742       279       (425)       596         594        781         430         (469)       742       743
                        ------    ------    -------     ------      ------     ------      ------      -------     ------    ------
                        $4,684    $1,565    $(1,214)    $5,035      $4,850     $4,053      $1,637      $(1,006)    $4,684    $4,706
                        ======    ======    =======     ======      ======     ======      ======      =======     ======    ======

The fair value of the company's interest-bearing liabilities was estimated based generally on quoted market prices for the same or similar instruments or on current rates offered the company for similar debt of the same maturity. The annual maturities of all interest-bearing liabilities at September 30, 1998 are shown in the table at right:


(in millions)
                                             Years Ending September 30,
                                  99       00       01       02       03+     Total
                              ------    -----     ----     ----     ----     ------
Notes payable:
  Credit lines and loan
    participation contracts   $  774    $  --     $ --     $ --     $ --     $  774
Commercial paper ..........      347       --       --       --       --        347
Term notes ................      550       --       --       --       --        550
Senior notes ..............      940      619      367      294      548      2,768
Discounted lease rentals ..      310      189       82       14        1        596
                              ------    -----     ----     ----     ----     ------
                              $2,921     $808     $449     $308     $549     $5,035
                              ======    =====     ====     ====     ====     ======

Notes payable: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:

(in millions)

                                       98       97
                                   ------   ------
Total credit lines:
   Committed                       $1,253   $1,139
   Uncommitted                        393      451
                                   ------   ------
                                   $1,646   $1,590
                                   ======   ======
Utilized at September 30:
   Committed                       $  644   $  760
   Uncommitted                        149      101
    Total credit lines                793      861
   Loan participation contracts       328      163
                                   ------   ------
         Total notes payable       $1,121   $1,024
                                   ======   ======

Credit lines available at
         September 30              $  853   $  729
                                   ======   ======
Maximum amount outstanding
         at any month end          $1,304   $1,302
                                   ======   ======


Committed lines: The company's committed lines have been established with twenty-eight banks, six of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 1998, the company had committed domestic and foreign unsecured lines of credit as follows:

                           Number   Expiration
                           of banks         date

Facility
Multi-Option Facilities    12
         $275 million facility              December, 2002
         $275 million facility              December, 1998
Global Facilities 14
         $275 million facility              December, 2002
         $275 million facility              December, 1998
Other credit agreements:
         $ 75 million - domestic
                  and foreign       1       April, 1999
         $ 78 million - foreign     5       Various


         There are no compensating balance requirements on any of the committed lines. At September 30, 1998, the company had $644 million outstanding under its committed lines, including $347 million supporting the company's commercial paper program.
         The multi-option revolving credit agreements and the global revolving credit agreements (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus twenty basis points or, for the two $275 million facilities expiring December, 1998, twenty-two basis points, or at the banks' then current base rates. The Facilities call for the company to pay a weighted average annual fee of nine basis points per annum on the total committed amount. The two $275 million facilities are renewable annually and should the banks decide not to renew, include provisions to convert any amounts then outstanding to term loans with a final maturity of December, 1999.

Uncommitted lines and loan participation contracts: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks, including approximately $393 million of uncommitted lines of credit, under which the company can borrow on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with either the uncommitted lines or the loan participation contracts.

Commercial paper: At September 30, 1998, the company had $900 million of commercial paper facilities (of which $347 million was outstanding at September 30, 1998) all of which are supported by its committed lines of credit. The facilities were rated D-2 by Duff & Phelps, P-2 by Moodys and A-2 by Standard & Poors.

Term notes: Term notes payable include the following at September 30:

(in millions)

                                          98      97
                                        ----    ----
Receivable backed commercial
   paper (floating rate; due 1999)      $550    $450
Building mortgage
   (9.70%; due 1998)                      --      44
Guaranteed senior ESOP
    notes (8.12%; due 1998)               --       3
                                        ----    ----
                                        $550    $497
                                        ====    ====


         See Note 11 of Notes to Consolidated Financial Statements regarding the senior ESOP notes.

Senior notes: Senior notes include the following at September 30:

(in millions)
                                          98      97
                                     ------   ------
Medium term notes (5.54% to 9.95%)   $1,200   $1,184
7.250% Senior Notes due 1998 .....     --        200
7.750% Senior Notes due 1999 .....       89       89
6.500% Senior Notes due 1999 .....      250      250
6.500% Senior Notes due 2000 .....      200      199
5.750% Senior Notes due 2001 .....      250      249
6.375% Senior Notes due 2002 .....      250      250
6.125% Senior Notes due 2003 .....      250       --
6.130% Senior Notes due 2006 .....      279       --
                                     ------   ------
       Total senior notes ........   $2,768   $2,421
                                     ======   ======

         On June 23, 1997, the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.2 billion of senior debt securities on terms to be set at the time of each sale (the "1997 Shelf"). On November 6, 1997, the company filed a Prospectus Supplement designating $600 million of the senior debt securities as "Medium-Term Notes, Series G." An aggregate of $370 million of medium-term notes remain available for resale under the 1997 Shelf as of September 30, 1998. Pursuant to the 1997 Shelf, the company, on January 8, 1998, issued $250 million of 6.125% Notes Due January 15, 2003, and, on July 27, 1998, issued $275 million of 6.13% Notes Due August 1, 2006.
         There are no sinking fund requirements associated with any of the company's senior notes.

Discounted lease rentals: The company utilizes its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. In return for this secured interest, the company receives a discounted cash payment. In the event of a default by a lessee, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the company. Proceeds from discounting are recorded on the balance sheet as discounted lease rentals; as lessees make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded. Discounted lease rentals are reduced by the interest method.
         Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 1998 are as follows (in millions):
Years Ending September 30,

                                    Rentals to be
                                    received by      Discounted
                                    financial        lease    Interest
Years Ending September 30,          institutions     rentals  expense
                                            ----        ----     ----

1999 .....................                  $344        $310     $ 34
2000 .....................                   205         189       16
2001 .....................                    86          82        4
2002 .....................                    14          14       --
2003 .....................                     1           1       --
                                            ----        ----     ----
                                            $650        $596     $ 54
                                            ====        ====     ====

         Interest expense on discounted lease rentals was $49 million, $55 million, and $68 million in fiscal 1998, 1997 and 1996, respectively.

Interest rate swap agreements and other derivative financial instruments: The company is a party to a variety of interest rate and cross-currency interest rate swap agreements and other financial instruments in order to limit its exposure to a loss resulting from adverse fluctuations in foreign currency exchange and interest rates. Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency. Cross-currency interest rate swap contracts generally involve the exchange of payments which are based on the interest reference rates available at the inception of the contract on two different currency notional balances that are exchanged. The principal balances are re-exchanged at an agreed upon rate at a specified future date. Credit and market risk exist with respect to these instruments.

         The following table presents the contract or notional (face) amounts outstanding and the fair value of the contracts based generally on their termination values at September 30:

                               98             97
                       Notional  Fair   Notional  Fair
                         amount  value  amount   value
                        -------  -----    ----   -----

Interest rate swap
    greements ..........   $460   $  2    $ 95   $ (1)
Cross-currency interest
    rate swap agreements     33      4      85      9
Interest rate caps .....     --     --       44    --
Forwards and futures ...     65     (3)      3     --


         The impact of these contracts on interest expense for fiscal years 1998, 1997 and 1996 was immaterial. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 1998, including those noted in the discussions above, was $321 million, with an average pay rate of 5.24% and an average receive rate of 5.04%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 1998 was $60 million, with an average pay rate of 3.86% and an average receive rate of 5.48%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. Although contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the company's exposure to credit risk. The amounts subject to credit risk (arising from the possible inability of the counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties obligation(s) exceed the obligation(s) of the company. The company controls credit risk through credit approvals, limits and monitoring procedures.


NOTE 7
Receivables

Receivables (net of allowance for doubtful accounts of $24 million in 1998 and $22 million in 1997) include the following as of September 30:


(IN MILLIONS)


                                     98       97
                                   ----     ----
Accounts, net                      $191     $160
Income taxes                          6        6
Notes                                75       41
Other                                68       55
                                   ----     ----
                                   $340     $262
                                   ====     ====

         The allowance for doubtful accounts includes managementOs estimate of the amounts expected to be lost on specific accounts and for losses on other as of yet unidentified accounts included in receivables at September 30, 1998, including estimated losses on future noncancelable lease rentals and subscription fees, net of estimated recoveries from remarketing of related leased equipment. In estimating the reserve component for unidentified losses within the receivables and lease portfolio, management relies on historical experience, adjusted for any known trends, including industry trends, in the portfolio.

NOTE 8
Income Taxes

The geographical sources of earnings before income taxes were as follows:


(IN MILLIONS)

                                     98       97       96
                                   ----     ----     ----
United States                      $183     $163     $155
Outside United States                57       48       29
                                   ----     ----     ----
                                   $240     $211     $184
                                   ====     ====     ====


         Cumulative unremitted earnings of foreign operations amounting to $143 million after foreign taxes at September 30, 1998, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.
         The components of the income tax provision (benefit) charged (credited) to operations were as follows:

(IN MILLIONS)


                                             98       97      96
                                           ----     ----    ----
Current:
         U.S. Federal                      $ 28     $ 24    $ 20
         U.S. state and local                 2        7       6
         Outside United States               36        8      14
                                           ----     ----    ----
                                             66       39      40
                                           ----     ----    ----
Deferred:
         U.S. Federal                        33       35      32
         U.S. state and local                 9        2       3
         Outside United States              (21)       4      (5)
                                             21       41      30
                                           ----     ----    ----
                  Total tax provision      $ 87     $ 80    $ 70
                                           ====     ====    ====

         The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings were as follows:


                                        PERCENTAGE OF PRETAX EARNINGS
                                        -----------------------------
                                            98       97       96
                                          -----    -----    -----
U.S. Federal income
  tax rate                                35.0%    35.0%    35.0%
Increase (reduction)
  resulting from:
   State income taxes, net
     of U.S. Federal tax
     benefit                               3.0      3.0      3.3
   Foreign income tax rate
     differential                          2.0       .8      1.3
   Tax effect of foreign
     losses utilized                      (4.0)    (2.9)    (1.9)
   Other, net                                -      2.1       .3
                                          -----    -----    -----
                                          36.0%    38.0%    38.0%
                                          =====    =====    =====




         Deferred tax assets and liabilities at September 30, 1998 and 1997 were as follows:

PERCENTAGE OF PRETAX EARNINGS


                                            98               97
                                          ----             ----
Deferred tax assets:
  Equity transactions                     $264             $266
  Foreign loss carryforwards                12               24
  U.S. net operating loss
    carryforwards                           61               44
  AMT credit carryforwards                 123              111
  Deferred income                           35               34
  Deferred expenses                          5                -
  Other, net                                82               58
                                          ----             ----
    Gross deferred tax assets              582              537
    Less: valuation allowance              (12)             (24)
                                          ----             ----
    Total deferred tax assets              570              513
                                          ----             ----
Deferred tax liabilities:
  Lease accounting                         873              782
  Foreign                                   16               37
                                          ----             ----
    Total deferred tax liabilities         889              819
                                          ----             ----
    Net deferred tax liabilities          $319             $306
                                          ====             ====



         For financial reporting purposes, the company has approximately $26 million of foreign net operating loss carryforwards, most of which have no expiration date. The company has recognized a valuation allowance of $12 million to offset this deferred tax asset. During fiscal 1998, changes in the valuation allowance included decreases of $10 million from utilizing foreign net operating loss carryforwards and $2 million from foreign exchange rate and tax rate changes.
         At September 30, 1998, the company has available for U.S. Federal income tax purposes, the following carryforwards (in millions):

                                        Net operating
Year scheduled to expire                 loss
------------------------                -------------
          2004                             $  2
          2005                                5
          2006                                5
          2007                              122
          2009                                3
          2012                               27
                                           ----
                                           $164
                                           ====



         For U.S. Federal income tax purposes, the company has approximately $123 million of alternative minimum tax (OAMTO) credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.
         All years prior to fiscal year 1989 are closed to further assessment by the Internal Revenue Service (the OServiceO) due to the expiration of the Statute of Limitations.
         The company has received 30-Day Letters for fiscal years 1989, 1990, 1991, 1992 and 1993 proposing tax deficiencies in the amounts of $10 million, $3 million, $14 million, $28 million and $30 million, respectively. In December 1997, the company received a favorable response to a Technical Advice Request submitted to the Internal Revenue Service National Office which related to the treatment of leased assets for inventory and depreciation purposes. This response will substantially reduce the aforementioned proposed tax deficiencies. In 1996, the company made tax payments totaling $4 million in anticipation of expected tax and interest liabilities for fiscal years 1992 and 1993. Protests to the 30-Day Letters have been filed and the company is currently working with the Service and the Appeals Division of the Service to resolve all remaining issues. Management believes that all remaining issues can be resolved with no material impact on the companyOs financial condition or results of operations.

         In July, 1996, the Service commenced an income tax audit for fiscal years 1994 and 1995. Field work is expected to be completed by the end of calendar year 1998 and the company expects to receive a 30-Day Letter in calendar 1999.
         The company also undergoes audits by foreign, state and local tax jurisdictions. As of September 30, 1998, no material assessments have been made by these tax authorities.





NOTE 9
Preferred Stock

There are 100,000,000 authorized shares of preferred stock - $.10 par value, of which none were outstanding at September 30, 1998. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Dividends paid on preferred stock were $2 million, $8 million and $8 million, respectively in fiscal 1998, 1997 and 1996.
         On November 4, 1997, the board of directors of the company adopted a new shareholder rights plan (the "New Rights Plan") to replace the company's existing plan, which expired on November 17, 1997. Under the New Rights Plan, shareholders of record on November 17, 1997 received a dividend distribution of one preferred stock purchase right for each share of the company's common stock then held. Like the shareholder rights plan it replaced, the New Rights Plan continues the company's policy of ensuring fair value to all shareholders in the event of an unsolicited takeover offer for the company. The New Rights Plan will expire on November 17, 2007. The New Rights Plan is incorporated by reference in the company's Form 10-K for fiscal 1998.

8.75% Cumulative Preferred Stock: On September 19, 1997, the company announced the redemption, effective October 20, 1997, of all shares of the Series A Preferred Stock (2,738,200 shares) at the redemption price per share of $25, plus accrued and unpaid dividends. On July 13, 1998, the company announced the redemption, effective July 13, 1998, of all shares of the Series B Preferred Stock (824,000 shares) at the redemption price of $25, plus accrued and unpaid dividends.


NOTE 10
Common Stock

All references in the financial statements and notes to common share data have been adjusted to reflect the two-for-one stock split distributed in June, 1998.
         On February 2, 1998, the company announced that 106 senior managers of the company purchased over six million shares of the company's common stock for approximately $109 million (the "Proceeds"). Under the voluntary program, the senior managers took out full recourse, personal loans to purchase the shares. The company has guaranteed repayment of the loans in the event of default. The purchased shares represented over 4% of the then current total shares outstanding.
         The share amounts for basic diluted earnings per share calculations was as follows (in thousands):

YEARS ENDED SEPTMBER 30,

                                              98        97        96
                                           --------  --------  --------
Average shares issued                      220,910   218,907   216,702
Average shares held in treasury            (69,663)  (71,859)  (65,077)
  Basic shares outstanding                 151,247   147,048   151,625
Stock options                               11,523    10,541     8,060
Diluted shares outstanding                 162,770   157,589   159,685



         There are no adjustments to net earnings to common stockholders for basic and diluted earnings per share calculations for any of the years ended September 30, 1998, 1997 and 1996.

NOTE 11
Employee Benefits Plans

In fiscal 1988, the company established the Comdisco, Inc. Employee Stock Ownership Trust (the "Trust"). The Trust borrowed $20 million (the "ESOP Debt") to purchase 4.6 million shares of common stock held in treasury by the company at a market price at the date of purchase of $4.42 per share. The outstanding balance of the ESOP Debt was recorded in term notes payable in the consolidated balance sheet and a like amount of deferred compensation was recorded as a reduction of stockholders' equity.
         The company has a profit sharing plan which, together with the Employee Stock Ownership Plan (the "Plans"), covers substantially all domestic employees. Company contributions to the Plans are based on a percentage of employees' compensation, as defined. Benefits are accumulated on an individual employee basis.
         The company's stock option plans provide for the granting of incentive stock options and/or nonqualified options to employees and agents to purchase shares of common stock.
         Additionally, under the 1989 Non-Employee Directors' Stock Option Plan, each October 1, each individual who is a Non-Employee Director during the fiscal year shall automatically be granted an option for 9,000 shares of the company's common stock at the then fair market value.
         The company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the company"s stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the company's net earnings available to common stockholders and earnings per common and common equivalent share would have been reduced to the pro forma amounts indicated below:

(in millions except per share data)

                                       98     97
                                     ----   ----
Net earnings
         to common stockholders
         As reported ..........      $151   $123
         Pro forma ............       147    120
Earnings per common share:
         As reported--basic ...      $.99   $.83
         Pro forma--basic .....       .97    .82
         As reported--diluted .       .93    .78
         Pro forma--diluted ...       .90    .76



         Under the stock option plans, the exercise price of each option equals the market price of the company's common stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each option grant is estimated on the date of grant using the
Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998 and 1997, respectively: dividend yield of 1.0% for all years; expected volatility of 32 percent and 26 percent; risk free interest rates of 6.07% and 6.19%; and expected lives of five years.

Additional information on shares subject to options is as follows:

(in thousands except weighted-average exercise price)

                                                                   98                        97                        96
                                                         -------------------     ---------------------      ----------------------
                                                                    Weighted-                  Weighted-                  Weighted-
                                                                      average                    average                    average
                                                          Number     exercise       Number      exercise      Number       exercise
                                                       of shares        price    of shares         price   of shares         price
                                                         -------         ----       ------          ----       -----         -----

Outstanding at beginning of year ..................       19,185          $ 6       19,096            $5       16,434            $4
Granted ...........................................        3,274           13        5,282             9        4,896             7
Exercised .........................................       (3,953)           5       (4,288)            4       (1,824)            4
Forfeited .........................................         (523)           7         (905)            6         (410)            5
                                                          ------          ---       ------            --       ------            --
Outstanding at the end of year ....................       17,983          $ 7       19,185            $6       19,096            $5
                                                          ======          ===       ======            ==       ======            ==
Options exercisable at year-end ...................       12,858          $ 6       12,578            $5       11,110            $5
                                                          ======          ===       ======            ==       ======            ==
Weighted-average fair value of options
         granted during the year                          $ 4.72                    $ 2.89                     $ 2.25
                                                          ======                    ======                     ======



         The  following  table  summarizes   information   about  stock  options
outstanding at September 30, 1998 (number of shares in thousands):

                                       Options outstanding       Options exercisable
                           ------------------------------------  -------------------
                                      Weighted-       Weighted-             Weighted-
                                        average         average               average
                              Number   remaining       exercise      Number  exercise
                           of shares contractual life     price    of shares    price
                           --------- ----------------  --------    ---------  -------

Range of exercise prices
$0 to 4                        3,321        4.5 years       $ 4        3,014      $ 3
$4 to 6                        4,195        5.0 years         5        3,309        5
$6 to 8                        4,038        7.0 years         7        3,712        7
$8 to 16                       6,429        8.0 years        12        2,823       10
                              ------        ---------       ---       ------      ---
                              17,983        6.5 years       $ 7       12,858      $ 6
                              ======        =========       ===       ======      ===



NOTE 12
Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the fiscal years ended September 30, 1998 and 1997, is as follows (in millions except for per share amounts):

                                                                      QUARTER ENDED
                                         ------------------------------------------------------------------
                                         December 31,       March 31,        June 30,         September 30,
                                         -----------      -----------      ------------      -------------
                                          97      96        98     97        98      97        98      97
                                        ----    ----      ----   ----      ----    ----      ----    ----

Total revenue                           $744    $633      $777   $690      $817    $712      $904    $784
Net earnings to common stockholders     $ 34    $  28     $ 37   $ 31      $ 40    $ 32      $ 40    $ 32
Net earnings per common share--diluted  $.21    $ .18     $ .23  $.19      $.24    $.20      $.25    $.21

NOTE 13
Segment Information

The company operates predominantly in the leasing industry. The company operated in four principal geographic locations during fiscal 1998. The company also operates in South America.
         Transfers between geographic areas include a reasonable profit that is eliminated in consolidation. Presented below is financial information reflecting the company's leasing and continuity and network services operations by geographic area for the years ended September 30, 1998, 1997 and 1996.

(IN MILLIONS)
                                             United                        Pacific    Export    Elimi-     Consoli-
                                             States    Europe    Canada    Rim        sales     nations    dated
                                             ------    ------    ------    -------    ------    -------    --------
1998
Revenue from unaffiliated customers
    Leasing                                  $2,150    $  534    $   60    $   67     $    -    $    -     $2,811
    Technology services                         363        58        11         -          -         -        432
                                             ------    ------    ------    ------     ------    ------     ------
Total revenue from unaffiliated customers     2,513       592        71        67          -         -      3,243
Transfers between geographic areas                8        16         -         6          -       (30)         -
                                             ------    ------    ------    ------     ------    ------     ------
       Total revenue                         $2,521    $  608    $   71    $   73     $    -    $  (30)    $3,243
                                             ======    ======    ======    ======     ======    ======     ======
Earnings before income taxes
    Leasing                                  $  125    $   32    $   12    $    2     $    -    $   (2)    $  169
    Technology services                          64         7         -         -          -         -         71
                                             ------    ------    ------    ------     ------    ------     ------
Total earnings before income taxes           $  189    $   39    $   12    $    2     $    -    $   (2)    $  240
                                             ======    ======    ======    ======     ======    ======     ======
Total assets (end of year)
    Leasing                                  $5,179    $1,109    $  161    $  326     $   23    $ (114)    $6,684
    Technology services                         343        72         5         -          -       (41)       379
                                             ------    ------    ------    ------     ------    ------     ------
       Total assets                          $5,522    $1,181    $  166    $  326     $   23    $ (155)    $7,063
                                             ======    ======    ======    ======     ======    ======     ======
1997
Revenue from unaffiliated customers
    Leasing                                  $1,880    $  489    $   63    $   33     $   --    $   --     $2,465
    Technology services                         293        48        13        --         --        --        354
                                             ------    ------    ------    ------     ------    ------     ------
Total revenue from unaffiliated customers     2,173       537        76        33         --        --      2,819
Transfers between geographic areas               12        14         3         5          4       (38)        --
                                             ------    ------    ------    ------     ------    ------     ------
                  Total revenue              $2,185    $  551    $   79    $   38     $    4    $  (38)    $2,819
                                             ======    ======    ======    ======     ======    ======     ======
Earnings (loss) before income taxes
    Leasing                                  $  119    $   21    $   16    $   (1)    $   --    $   (2)    $  153
    Technology services                          51         6         1        --         --        --         58
                                             ------    ------    ------    ------     ------    ------     ------
Total earnings (loss) before income taxes    $  170    $   27    $   17    $   (1)    $   --    $   (2)    $  211
                                             ======    ======    ======    ======     ======    ======     ======
Total assets (end of year)
    Leasing                                  $5,058    $  790    $  162    $  164     $   23   $  (159)    $6,038
    Technology services                         270        62        20        --         --       (40)       312
                                             ------    ------    ------    ------     ------    ------     ------
       Total assets                          $5,328    $  852    $  182    $  164     $   23    $ (199)    $6,350
                                             ======    ======    ======    ======     ======    ======     ======
1996
Revenue from unaffiliated customers
    Leasing                                  $1,573    $  420    $   75    $   45     $   --    $   --     $2,113
    Technology services                         263        41        14        --         --        --        318
                                             ------    ------    ------    ------     ------    ------     ------
Total revenue from unaffiliated customers     1,836       461        89        45         --        --      2,431
Transfers between geographic areas                8         4         4         3          5       (24)        --
                                             ------    ------    ------    ------     ------    ------     ------
       Total revenue                         $1,844    $  465    $   93    $   48     $    5    $  (24)    $2,431
                                             ======    ======    ======    ======     ======    ======     ======
Earnings before income taxes
    Leasing                                  $  113    $   10    $   19    $    1     $    1    $   (1)    $  143
    Technology services                          40        --         1        --         --        --         41
                                             ------    ------    ------    ------     ------    ------     ------
Total earnings before income taxes           $  153    $   10    $   20    $    1     $    1    $   (1)    $  184
                                             ======    ======    ======    ======     ======    ======     ======
Total assets (end of year)
    Leasing                                  $4,397    $  723    $  151    $   83     $   23    $  (89)    $5,288
    Technology services                         264        60        19        --         --       (40)       303
                                             ------    ------    ------    ------     ------    ------     ------
       Total assets                          $4,661    $  783    $  170    $   83     $   23    $ (129)    $5,591
                                             ======    ======    ======    ======     ======    ======     ======
