Form 10-K, Exhibit 13
period 1999-09-30
COMDISCO INC
filed 1999-12-22
CIK 722487

SIX-YEAR SUMMARY
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS EXCEPT PER SHARE DATA)



                                                                                        YEARS ENDED SEPTEMBER 30,
                                                               -------------------------------------------------------------------
                                                                  1999        1998        1997        1996        1995        1994
                                                               -------     -------     -------     -------     -------     -------
CONSOLIDATED SUMMARY OF EARNINGS
Revenue
     Leasing .............................................     $ 2,655     $ 2,435     $ 2,116     $ 1,797     $ 1,573     $ 1,538
     Sales ...............................................         406         329         269         262         358         271
     Mainframe portfolio sale ............................         485          --          --          --          --          --
     Technology services .................................         522         433         354         318         267         242
     Other ...............................................          91          46          80          54          42          47
                                                               -------     -------     -------     -------     -------     -------
          Total revenue ..................................       4,159       3,243       2,819       2,431       2,240       2,098
                                                               -------     -------     -------     -------     -------     -------
Costs and expenses
     Leasing .............................................       1,969       1,791       1,534       1,246       1,023       1,004
     Sales ...............................................         361         275         210         218         304         225
     Mainframe portfolio sale ............................         485          --          --          --          --          --
     Technology services .................................         440         362         296         277         238         224
     Selling, general and administrative .................         306         249         244         244         233         213
     Litigation settlement ...............................          --          --          --          --          --          70
     Litigation charge ...................................          --          --          --          --          --          10
     Interest ............................................         337         326         299         262         274         263
     Prism Communication Services ........................          36          --          --          --          --          --
     Other ...............................................         150          --          25          --          --          --
                                                               -------     -------     -------     -------     -------     -------
          Total costs and expenses .......................       4,084       3,003       2,608       2,247       2,072       2,009
                                                               -------     -------     -------     -------     -------     -------

Earnings before income taxes .............................          75         240         211         184         168          89
Income taxes .............................................          27          87          80          70          64          36
                                                               -------     -------     -------     -------     -------     -------
Net earnings before preferred dividends ..................          48         153         131         114         104          53
Preferred dividends ......................................          --          (2)         (8)         (8)         (8)         (9)
                                                               -------     -------     -------     -------     -------     -------
         Net earnings to common stockholders .............     $    48     $   151     $   123     $   106     $    96     $    44
                                                               =======     =======     =======     =======     =======     =======
COMMON SHARE DATA
Earnings per common share-basic ..........................     $   .32     $   .99     $   .83     $   .70     $   .60     $   .26
Earnings per common share-diluted ........................         .30         .93         .78         .67         .57         .26
Common stockholders' equity (per common share outstanding)        6.94        6.44        5.24        4.77        4.37        3.89
Cash dividends paid on common stock ......................         .10         .10         .10         .09         .08         .07
Average common shares (in thousands)-diluted .............     161,787     162,770     157,590     159,684     165,502     173,274

FINANCIAL POSITION
Total assets .............................................     $ 7,807     $ 7,063     $ 6,350     $ 5,591     $ 5,039     $ 4,807
Notes payable ............................................         820       1,121       1,024       1,127         661         593
Total long-term debt .....................................       4,236       3,318       2,918       2,145       1,796       1,364
Discounted lease rentals .................................         515         596         742         781       1,124       1,548
Stockholders' equity .....................................       1,060         979         865         799         776         741

OTHER DATA
Total rents of new leases ................................     $ 3,100     $ 3,400     $  3,200    $ 2,800     $ 2,300     $ 1,800
Future contractual cash flows ............................       6,731       6,089        5,440      4,903       4,380       4,185


                                  -24 and 25-

MANAGEMENT'S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Certain statements herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934, and the company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are subject to many uncertainties and factors relating to the company's operations and business environment which may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to, those risk factors set forth generally throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations and specifically under "Risk Factors that May Affect Future Results" and in the "Note on Forward-Looking Information" on page 57 of this annual report to stockholders.


SUMMARY
Fiscal 1999 net earnings to common stockholders (hereinafter referred to as "net earnings") were $48 million, or $.30 per common share-diluted, compared to $151 million, or $.93 per common share-diluted, and $123 million, or $.78 per common share-diluted, in fiscal 1998 and 1997, respectively. The decrease in net earnings in fiscal 1999 compared to fiscal 1998 was due to $150 million of pre-tax  charges  (the  "Charge")  related  to  the  divestiture  of  low-margin businesses  and  the  realignment  of  the  company's  service  businesses  (see
"Business" for a discussion of this pre-tax charge) and due to losses attributable to Prism Communication Services ("Prism"), which reduced net earnings by $36 million, or $.14 per diluted common share. Excluding the Charge and Prism, net earnings for the year ended September 30, 1999 were $167 million, or $1.03 per diluted common share. Excluding the Charge and Prism, the increase in net earnings in the year ended September 30, 1999 compared to fiscal 1998 is primarily due to remarketing activities and earnings contributions from Ventures. The increase in net earnings in fiscal 1998 and 1997 compared to the prior year is due to increases in earnings contributions from remarketing and technology services.

      Earnings per common share (basic and diluted) in fiscal 1999 and 1998 benefited from the company's stock repurchase program, which has reduced the average common shares outstanding. However, average common shares outstanding increased during fiscal 1998 as compared to fiscal 1997 primarily as a result of the company's shared investment program (the "SIP") (see Note 12 of Notes to Consolidated Financial Statements). Shares issued under the SIP in fiscal 1998 exceeded the number of shares repurchased in fiscal 1998.


BUSINESS
The company's businesses are designed to bring solutions that reduce technology cost and risk to the customer and in supporting the customer's technology infrastructure. These businesses are: 1) Leasing, which includes the leasing and remarketing of distributed systems (PCs, servers, workstations and routers), communications equipment, equipment leasing and technology lifecycle management services for the semiconductor manufacturing, pharmaceutical and communications industries; 2) Technology services, which includes business continuity services, desktop management services (marketed under the company's IT CAP Solutions brand name), managed network services and software tools to support these areas; 3) Ventures, which provides venture debt and venture leasing to emerging technology companies; and 4) Prism, which provides high speed, leading edge connectivity and other communications services.

      On March 24, 1999, the company announced a major shift in corporate strategy, including focusing on high-margin service businesses and shedding low-margin businesses, including its mainframe leasing portfolio and medical refurbishing business.

      The company finalized the acquisition of Prism during the quarter ended March 31, 1999.

      The industry in which the company operates is evolving, and the company's business is becoming more service oriented, with the business driven by the company's service capabilities. Accordingly, Comdisco has realigned to focus on technology services, Ventures, Prism, and on global leasing businesses in historically high-margin areas such as electronics, communications, medical, laboratory and scientific equipment.

      In conjunction with its repositioning, the company recorded a one-time pre-tax charge of $150 million, $96 million after tax, or approximately $0.59 diluted per share, in the quarter ended March 31, 1999. The components of the Charge include $100 million associated with the company's plans to exit the mainframe residual leasing business, $20 million to exit the medical refurbishing business and $30 million associated with a realignment of the service businesses. In the fiscal quarter ended June 30, 1999, the company completed the sale of its mainframe computer leasing portfolio (hereinafter referred to as the "Sale) and the sale of the medical refurbishing business. The company also completed the sale of the majority of the vendor lease portfolio in September 1999.

      Leasing volume decreased in fiscal 1999 as compared to fiscal 1998, primarily as a result of the company's decision to exit the mainframe leasing business and its focus on technology services. Cost of equipment placed on lease was $2.9 billion in fiscal 1999, compared to cost of equipment placed on lease of $3.3 billion and $3.1 billion in fiscal 1998 and 1997, respectively.

      In addition to originating new equipment lease financing, the company remarkets used equipment from its lease portfolio. Remarketing is the sale or re-lease of equipment either at original lease termination or during the original lease. These transactions may be with existing lessees or, when equipment is returned, with new customers. Remarketing activities are comprised of earnings from follow-on leases and gross profit on equipment sales. Remarketing activity, an important contributor to earnings, was strong throughout both fiscal 1999 and 1998 and was at record levels in fiscal 1999. The company believes that remarketing activity will continue to be an important contributor to quarterly earnings in the near and long term because of the size of the company's lease portfolio at September 30, 1999, and as a result of the residual leasing business for communication, electronics, medical, laboratory and scientific equipment. See "Risk Factors That May Affect Future Results" for a discussion of the factors that may affect remarketing activities.

      The company's technology services attained record revenues in fiscal 1999, however, higher costs, primarily associated with higher personnel costs and continued investment in new service development, negatively impacted margins on the company's technology services business. Costs associated with the development and implementation of the company's network services infrastructure had a negative impact on the network services earnings contribution. Technology services had pre-tax earnings of $82 million, excluding the pre-tax charge, compared to pre-tax earnings of $71 million and $58 million in fiscal 1998 and 1997, respectively. The company's network services as well as its desktop management services had strong growth during fiscal 1999 and should have a positive impact on the company's pre-tax earnings in fiscal 2000. Included in the Charge is $30 million associated with the realignment of the company's service businesses, including costs associated with the relocation of its network management center and consolidation and reconfiguration of some of its continuity services facilities worldwide. See "Risk Factors That May Affect Future Results" for a discussion of the factors that may affect earnings contributions from services.

FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 1999, including capital expenditures for equipment facilities expansion and other capital expenditures, were funded primarily by cash flow from operations (primarily lease receipts), including the realization of residual values through remarketing activities, and external financing. See Note 7 of Notes to Consolidated Financial Statements for information on the company's interest-bearing liabilities, including average daily borrowings, effective interest rates and maturities.

      During the last five years, equipment purchased for leasing totaled $13 billion. Expenditures for equipment in fiscal 1999 totaled approximately $2.8 billion. The company continues to invest additional capital to upgrade its service capabilities and enhance future continuity services revenues. In fiscal 1999, capital expenditures were $151 million, compared to $87 million and $61 million in fiscal 1998 and 1997, respectively. This includes additions in large systems, mid-range systems, network products and expansion of its work areas, as well as continued investment in Advance Recovery Services ("ARS"). ARS is designed to reduce the risk of data loss as well as recovery time across all market-leading platforms. The company is also investing in additional personnel to expand its other technology services offerings and to ensure the quality of its services offerings.

      During fiscal 1999, the company invested approximately $136 million in Prism, including $91 million in the development and expansion of this business. The company currently estimates that Prism capital expenditures will be approximately $400 million in fiscal 2000 and $250 million in fiscal 2001 including capital expenditures for the expansion of Prism's network, costs associated with the buildup phase in each metropolitan area (the procurement, design and construction of central office cages, end-user DSL line cards, and expenditures for other elements of network design), and the improvement of Prism's network management, billing and other back office systems.

      The company believes that its estimated cash flow from operations and current financial resources will be sufficient to fund anticipated future growth and operating requirements. In addition, the company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.


CASH PROVIDED BY OPERATING ACTIVITIES: Net cash provided by operating activities was $3.3 billion, $2.9 billion and $2.5 billion in fiscal 1999, 1998 and 1997, respectively. During the last five years, net cash provided by operating activities totaled $12.8 billion.

      As of September 30, 1999, the company estimates that future contractual cash flows from leasing, services and ventures could generate gross cash receipts of approximately $6.7 billion, including $3.1 billion in fiscal 2000. The company's liquidity has typically been augmented by the realization of cash from the future remarketing of leased equipment. Assuming realization of independent forecasts of equipment values at lease termination and management estimates, the estimated gross cash receipts to be provided from remarketing in future years totals $1.6 billion.

CREDIT LINES: At September 30, 1999, the company had $1.6 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which approximately $801 million was unused. The company had committed credit lines of $1.3 billion established with twenty-nine banks at September 30, 1999.

SENIOR NOTES: The company issued $370 million of medium-term notes in fiscal 1999 pursuant to a registration statement filed in June 1997. The company also issued an additional $370 million of medium-term notes in fiscal 1999 pursuant to a registration statement filed in June 1997. In October, 1998, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $1.5 billion of senior debt securities with terms to be set at the time of each sale (the "1998 Shelf"). Pursuant to the 1998 Shelf, the company, in fiscal 1999 issued the following senior notes:
     o $350  million of 6.000%  Notes Due January  30, 2002
     o $350  million of 5.950%  Notes Due April 30, 2002
     o $300 million of 7.250%   Notes Due  September 1, 2002
     o $318 million of medium-term notes

     At September 30, 1999, an aggregate of $182 million of medium-term notes remained available for issuance under the 1998 Shelf. Subject to market conditions, the company plans to continue to be active in issuing senior debt during fiscal 2000, primarily to supportthe anticipated growth of the leased assets, services, Ventures, Prism, and, where appropriate, to refinance maturities of interest-bearing liabilities. On September 24, 1999 the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.5 billion of senior debt securities on terms to be set at the time of each sale (the "1999 Shelf"). No senior debt has been sold pursuant to the 1999 Shelf. In September 1999, the company established a 500 million Euro Medium Term Note Program under which the company would issue Euro medium term notes. An application has been made to list notes issued under the program on the Luxembourg Stock Exchange and the company may apply for listing on other stock exchanges.

SECURED DEBT: Proceeds from the discounting of lease rentals were $341 million, $279 million and $430 million in fiscal 1999, 1998 and 1997, respectively.
Secured debt is currently utilized as a tool to manage credit risk and concentration risk. However, the company believes that in a changing rate environment, secured debt may offer attractive financing rates during fiscal 2000. The company's credit committee establishes concentration levels by credit rating and customer.

MATURITIES: At September 30, 1999, the company had debt of $2.5 billion scheduled to mature in fiscal 2000, including $820 million of commercial paper and short-term bank borrowings. At September 30, 1999, the company had expected future contractual cash flows from existing lease, services and venture contracts of $3.1 billion in fiscal 2000. See Notes 6 and 7 of Notes to Consolidated Financial Statements for information on contractual cash flows and interest-bearing liabilities, respectively.

RATIOS: The ratio of debt to total stockholders' equity (the "Ratio") was 5.3:1, 5.1:1 and 5.4:1 at September 30, 1999, 1998 and 1997, respectively. During fiscal 1998, the company redeemed its outstanding preferred stock, which reduced stockholders' equity by $89 million. The 1998 Ratio was positively impacted by the SIP, under which 106 senior managers of the company purchased over six million shares of the company's common stock for approximately $109 million.


REVENUE
Total revenue of approximately $4.2 billion and $3.2 billion in fiscal 1999 and 1998 represented increases of 28% and 15% respectively, over the prior year periods. The increase in fiscal 1999 compared to fiscal 1998 was primarily due to the Sale, which increased sales revenue by $485 million, and higher revenue from technology services. Total leasing revenue of $2.7 billion for the year ended September 30, 1999 represented an increase of 9% compared to the prior year. Sales-type revenue increased 44% in fiscal 1999 compared to fiscal 1998, reflecting the company's emphasis on, and the importance of, remarketing activities. Technology services revenue increased 21% in fiscal 1999 compared to fiscal 1998. See "Technology Services" for a discussion of technology services revenue and margins and "Sales" for a discussion of sales revenue and margins.

LEASING: Operating lease revenue minus operating lease costs was $375 million, or 19.3% of operating lease revenue (the "Operating Lease Margin"), and $369 million, or 19.5% of operating lease revenue, in fiscal 1999 and 1998, respectively. The company expects the Operating Lease Margin to be at approximately current levels throughout fiscal 2000, depending on the mix of equipment leased and product announcements by manufacturers. The relatively modest increase in operating lease revenue minus operating lease cost in fiscal 1999 compared to fiscal 1998 was due to the Sale. See "Risk Factors that May Affect Future Results" for a discussion of factors that could affect the Operating Lease Margin. The Sales-type Lease Margin decreased in fiscal 1999 compared to the prior year primarily because of lower margins on electronics equipment remarketing.

   The following graph presents the Lease Margin for total leasing, operating and sales-type leases for the five years ended September 30, 1999:

                           95       96      97       98       99
                           --       --      --       --       --
Total leasing              35%      31%     27%      26%      26%
Operating lease            26%      24%     21%      20%      19%
Sales-type lease           28%      26%     30%      30%      25%

SALES: Revenue from sales, which includes remarketing and buy/sell activities, in fiscal 1999, 1998 and 1997 is shown in the table below:
(IN MILLIONS)

                                                         1999                      1998                      1997
                                     ------------------------  ------------------------  ------------------------
                                     Revenue  Expense  Margin  Revenue  Expense  Margin  Revenue  Expense  Margin
                                     -------  -------  ------  -------  -------  ------  -------  -------  ------
Sales                                  $ 293    $ 250     15%    $ 329    $ 275     16%    $ 269    $ 210     22%
Sale of mainframe portfolio              485      485       -        -        -       -        -       -       -
Sale of vendor portfolio                  95       93      2%        -        -       -        -       -       -
Sale of medical refurbishment business    18       18       -        -        -       -        -       -       -
                                       -----    -----     ---    -----    -----     ---    -----    -----     ---
                                       $ 891    $ 846      5%    $ 329    $ 275     16%    $ 269    $ 210     22%
                                       =====    =====     ===    =====    =====     ===    =====    =====     ===

    Margins in fiscal 1997 were unusually high, primarily as a result of significant sales of distributed systems equipment.

TECHNOLOGY SERVICES: Revenue from technology services was $522 million, $433 million and $354 million in fiscal 1999, 1998 and 1997, respectively. The increases are primarily the result of the growth in products and services. Revenue from continuity contracts, which is recognized monthly during the noncancelable continuity contract and is therefore recurring and predictable, was approximately $325 million, $298 million and $280 million during fiscal 1999, 1998 and 1997, respectively, representing approximately 62%, 69% and 79% of technology services revenue.

VENTURES: Ventures revenue of approximately $229 million in fiscal 1999 and $114 million in fiscal 1998 represent an increase of 100% and 20%, respectively, over the prior year periods. The increases were due to higher total leasing revenue and, in fiscal 1999, higher revenue from the sale of equity interests in early-high stage technology companies and higher interest income on venture debt. Total leasing revenue of $118 million for the year ended September 30, 1999 represented an increase of 39% compared to the prior year. Revenue from the sale of equity interests obtained in conjunction with the company's financing transactions with early-stage high technology companies, which is included in "Other revenue" on the Statement of Earnings, was $80 million in fiscal 1999 compared to $15 million and $17 million in fiscal 1998 and 1997, respectively. See "Risk Factors that May Affect Future Results" for a discussion of factors that could affect the timing of, and the amounts received, from the sales of the company's equity interests in these companies.

PRISM: Prism is a start up company, and, as such, has only recently began developing a revenue base. Revenues were approximately $1 million in fiscal 1999.

OTHER REVENUE: Other revenue was $91 million, $46 million and $80 million in fiscal 1999, 1998 and 1997, respectively. In addition to the Ventures revenue previously discussed, fiscal 1999 includes a reduction in Ventures revenue of $20 million as an increase to the allowance for credit losses, and fiscal 1998 and 1997 includes $5 million and $4 million, respectively, of gains from the sale of direct financing and sales-type receivables. Other revenue for fiscal 1997 includes a gain of $25 million ($16 million after-tax, or $.10 per common share-diluted) resulting from the receipt of amounts in settlement of litigation. In addition, fiscal 1997 other revenue includes approximately $11 million of gains from the sale of other investments owned by the company.

COSTS AND EXPENSES
Total costs and expenses were $4.1 billion and $3.0 billion in fiscal 1999 and 1998, respectively. The increase in fiscal 1999 compared to the prior year is primarily due to the Sale and the Charge. Other factors contributing to the higher costs and expenses in fiscal 1999 and 1998 compared to the prior years were increased leasing costs related to increased operating lease revenue and, in fiscal 1999, increased sales-type revenue, and increased costs associated with the company's technology services.

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses totaled $306 million in fiscal 1999, $249 million in fiscal 1998, and $244 million in fiscal 1997. The increase in fiscal 1999 compared to fiscal 1998 is primarily due to higher compensation and personnel costs. Despite the level of growth in fiscal 1998, cost containment efforts begun in fiscal 1997 resulted in a modest increase in selling, general and administrative costs in fiscal 1998 compared to fiscal 1997.

INTEREST: Interest expense for fiscal 1999 totaled $337 million in comparison to $326 million infiscal 1998 and $299 million in fiscal 1997, respectively. The increase in interest expense in fiscal 1999 compared to fiscal 1998 is due to higher average daily borrowings resulting from the company's increased investment in leasing, Ventures and Prism compared to the prior period, offset by lower average rates.

PRISM: PRISM INITIALLY INTRODUCED ITS SERVICES, MARKETED UNDER THE REDSM brand name, in Manhattan in January 1999 and has subsequently expanded its service to the greater New York area, Newark, Jersey City and Rutherford. The company intends to continue Prism's network expansion into a total of 36 cities throughout North America. Since January 1999, Prism's principal activities have included: o developing criteria for market selection and analyzing potential
markets   against   these   criteria;
o   obtaining   required    governmental authorizations;
o negotiating and entering into interconnection agreements with traditional telephone companies;
o acquiring space in traditional telephone companies' central offices and installing Prism's network equipment in those offices;
o   launching service in target markets;
o selling and marketing to, and installing service for, customers in markets where Prism has established service;
o   hiring management and other personnel;
o developing and implementing operations support systems and other information systems.

      Prism has incurred losses in every month since its inception and the company expects to substantially increase its operating expenditures in an effort to rapidly expand its network infrastructure and service areas. Prism expects to incur substantial operating losses, net losses and net operating cash outflows during its network build-out and during the initial penetration of each new market. Its losses and net operating cash outflows are expected to continue and to increase as it expands its operations.

OTHER: See "Business" for a discussion of the Charge recorded in the second quarter of fiscal 1999.

      In the second quarter of fiscal 1997, the company recorded a noncash, non-operating charge of $25 million ($16 million after-tax, or $.10 per common share) as an addition to its equipment valuation allowance.

INCOME TAXES
Note 9 of Notes to Consolidated Financial Statements on page 47 provides details about the company's income tax provision.


INTERNATIONAL OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim. In its operations, the company works with multinational corporations, and the company provides global solutions in its services.

      Revenue from international operations, excluding export sales, was $905 million in fiscal 1999 compared to $659 million and $570 million in fiscal 1998 and 1997, respectively. International revenues represented 22% of the company's total revenue in fiscal 1999 and 20% in both fiscal 1998 and fiscal 1997.

      Geographic area data is included in Note 16 of Notes to Consolidated Financial Statements on page 52.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
This Report contains forward-looking statements that involve risks and uncertainties. The company's actual revenues and results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Report.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The company's operating results are subject to quarterly fluctuations resulting from a variety of factors, including earnings contributions from remarketing activities and services, product announcements by manufacturers, economic conditions and variations in the financial mix of leases written. The financial mix of leases written is a result of a combination of factors, including, but not limited to, changes in customer demands and/or requirements, new product announcements, price changes, changes in delivery dates, changes in maintenance policies and the pricing policies of equipment manufacturers, and price competition from other lessors and finance companies.

EARNINGS CONTRIBUTIONS FROM LEASING: Lower margins on large systems transactions (mainframes and related peripherals, including DASD and tape drives) have resulted in lower margins on leasing. Although the company has sold its mainframe residual leasing business, which may have a positive impact on leasing margins in future quarters, the market for leasing and services is characterized by rapid technological developments, evolving customer demands and frequent new product announcements and enhancements. Failure to anticipate or adapt to new technological developments or to recognize changing market conditions could adversely affect the company's business, including its lease volume, leasing revenue and earnings contributions from leasing.

      Furthermore, notwithstanding the sale of the mainframe lease portfolio, remarketing has been and will continue to be an important factor in determining quarterly earnings. To meet earnings goals for fiscal 2000, remarketing contributions, primarily for the company's global equipment leasing businesses, must be at or above the level achieved in fiscal 1999. Quarterly operating results depend substantially upon the remarketing transactions within the quarter, which are difficult to forecast accurately. While the company is devoting resources to its remarketing activities, there can be no assurance that the company will achieve the appropriate level of activity necessary to meet or match the company's prior and desired operating results.

      The emergence of the communications market-- facilities-based broadband communications companies, Internet Service Providers and other telecommunications carriers--and the growth of broadband networks, provides the company with an industry in which leasing is an attractive alternative to ownership. The company's communications equipment customers are generally companies with accumulated net deficits and extensive liquidity requirements. To the extent that these companies are unable to meet their business plans, or unable to obtain funding or funding at reasonable rates to complete their business plans, there could be an increase in the company's credit losses above historical levels.

EARNINGS CONTRIBUTIONS FROM SERVICES: As a result of the evolving nature of its services business, particularly the emerging desktop management and managed network services, the company has limited meaningful historical data in which to base its planned operating expenses. Accordingly, a significant portion of the company's expense levels (investment in continuity facilities and hardware, consultants, experts and back office personnel) are based in part on its expectations as to future services revenues, and are, to a large extent, fixed. Conversely, the company's revenue base has become more diverse with the growth of other technology services revenue, and therefore less recurring and less predictable than in prior years. To attain its services earnings contribution goals for fiscal 2000, the company must meet its obligations under the agreements underlying transactions in process at September 30, 1999 (also referred to by the company as its "sales backlog"); expand its contract subscription base (through new contract signings and contract renewals); increase its revenues from other technology services; develop, promote and sell additional service products, such as IT CAP Solutions, advanced recovery services, availability options, remote computing services and web hosting; and contain costs. The company must also successfully compete with organizations offering similar services. The company's ability to obtain new business and realize revenue on its sales backlog depends on its ability to anticipate technological changes, develop services to meet customer requirements and achieve delivery of services that meet customer requirements. In addition, there can be no assurance that the company will be able to maintain and/or increase its margins on technology services in fiscal 2000.

      One of the impacts of the company's changing business model is the lengthening of the sales cycle--the length of time between initial sales contact and final delivery of contracts--as compared to its traditional leasing business. This increase in sales cycle results in an increase in negotiations in progress which ultimately impacts the timing of revenue, earnings and volume recognition.

VENTURES: Through Ventures, the company has made loans to and equity investments in various privately held companies. These companies typically are in an early stage of development and may be expected to incur substantial losses. Accordingly, investments in these companies may not result in any return and the company may lose its entire investment and/or principal balance. Equity instruments held by the company are generally subject to lockups restricting its ability to sell until several months after an initial public offering. The public market for high technology and other emerging growth companies is extremely volatile. Such volatility may adversely affect the ability of the company to dispose of the equity securities and the value of those securities on the date of sale.

PRISM: Prism is a start up company that has incurred operating losses since inception and the company expects that Prism's operating losses will continue to increase as it introduces its services throughout New York City and the Northeast corridor. In addition, Prism will require substantial additional capital to support its data network, to expand its services, to increase its sales and marketing efforts and to support its growth. To the extent that revenues do not grow at anticipated rates or that increases in such operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the company is unable to adjust operating expense levels and/or capital expenditures of Prism accordingly, the company's business, results of operations and financial condition could be significantly affected. There can be no assurance that in the future Prism will be profitable on a quarterly or annual basis.

      Prism operates in a highly regulated environment. Changes in regulatory policies may adversely impact its ability to provide services and increase the costs of providing those services.

ECONOMIC CONDITIONS: With respect to economic conditions, a recession can cause customers to put off new investments and increase the company's bad debt experience.

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

    Due to all of the foregoing factors, in some future quarter the company's operating results may fall below the expectations of securities analysts and investors. In such an event, the trading price of the company's common stock would likely be materially and adversely affected.

      The company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, further events or otherwise.

OTHER MATTERS
QUALITATIVE  INFORMATION  ABOUT MARKET RISK:  The company's  primary market risk exposure is interest rate risk, primarily related to the company's interest-bearing obligations. Generally, a changing interest rate environment does not impact the company's margins since the effects of higher or lower borrowing costs would be reflected in the rates on newly leased assets. In addition, the company attempts to match the maturities of its borrowings with the cash flows from its leased assets and notes receivables, thereby reducing the company's interest rate exposure.

      The company has an on-going program to manage its assets and liabilities. This program includes establishing levels of fixed and floating rate debt, liquidity and duration analysis, monitoring credit quality of the lease portfolio and related account review procedures and oversight of interest rate and foreign exchange hedging policies. This program includes the use of derivatives in certain identifiable situations to manage risk. The company does not speculate on interest rates, but rather manages its portfolio of assets and liabilities to mitigate the impact of interest rate fluctuations. The company does not use derivatives for trading purposes. See Note 7 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings, the company's derivative financial instruments, comprising interest rate swaps and foreign currency forward exchange contracts and effective interest rates.

      The table below presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for the company's notes payable, term notes and senior notes.

(IN MILLIONS)

                               00       01          02         03         04+
                           ------    -----      ------      -----      -----
Notes payable
  Fixed rate ..........    $  820    $  --      $   --      $  --      $  --
  Average interest rate      4.87%
Term notes
  Floating rate .......       550       --          --         --         --
  Average interest rate      5.25%
Senior notes
  Fixed rate ..........       851      857       1,435        268        275
  Average interest rate      6.69%    6.51%       6.42%      6.14%      6.13%

      As the above table incorporates only the company's interest-bearing obligations and not its lease portfolio, the information presented therein has limited predictive value.

      The company's investment in equity securities is subject to market price risk. A 10% decrease in market values would reduce the carrying value of the company's publicly traded equity securities by $20 million. Many of these equity securities are highly volatile stocks.

RECENTLY ISSUED PROFESSIONAL ACCOUNTING STANDARDS: The company does not believe that SFAS 133, Accounting for Derivative Instruments and Hedging Activity, which will become effective in fiscal 2001, will have a material impact on the company's financial statements.

YEAR 2000: The company has substantially completed a program to assess, remediate, mitigate and contingency plan for the potential impact of "Year 2000" issues throughout the company. "Year 2000" issues arise where date-sensitive software uses two digit year date fields, sorting the year 2000 ("00") before the year 1999 ("99"). As a result, these systems may not process dates beyond 1999, resulting in data corruption and processing errors and possible system failures.

      The company's program has addressed its internal computer systems and applications, facilities, equipment portfolio, and continuity and network services operations. This program includes assessment and mitigation of Year 2000 issues with respect to information technology and other equipment that uses software embedded on computer chips. In addition, the company is attempting to monitor the Year 2000-compliance status of its vendors, suppliers and service providers. The company believes that it is taking the necessary steps regarding Year 2000 compliance with respect to matters within its control to provide that Year 2000 issues will not materially impact the company. However, there can be no assurance that Year 2000 issues will not adversely affect the company.

      The SEC issued an interpretive guidance regarding disclosure of Year 2000 issues and consequences, effective August 4, 1999. On September 23, 1999, the company provided this disclosure in a Form 8-K filing, a copy of which is available for download at the SEC Internet home page (www.sec.gov). This Year 2000 Readiness is incorporated by reference in the company's Annual Report on Form 10-K for the year ended September 30, 1999.

EURO COMPLIANCE: While the company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the company's financial condition or overall trends in results of operations.

INFLATION: The company does not consider the present rate of inflation to have a significant impact on the businesses in which it operates.


PRICE RANGE OF COMMON STOCK
The company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 1999, there were approximately 1,900 holders of record of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 1999 and 1998, adjusted for the two-for-one stock split (See
Note 12 of Notes to Consolidated Financial Statements).


                            99                                 98
              ------------------------------      -----------------------------
Quarter         High       Low     Dividends        High      Low     Dividends
-------       ------    ------     ---------      ------   ------     ---------
First         $19.44    $12.50         $.025      $16.88   $14.16         $.025
Second         17.88     10.75          .025       21.94    14.88          .025
Third          30.88     15.81          .025       22.44    16.50          .025
Fourth         26.94     17.50          .025       20.88    12.44          .025


CONSOLIDATED STATEMENTS OF EARNINGS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS EXCEPT PER SHARE DATA)




                                             YEARS ENDED SEPTEMBER 30,
                                             1999      1998       1997
                                          -------   -------    -------
REVENUE
Leasing:
    Operating .........................   $ 1,938   $ 1,897    $ 1,635
    Direct financing ..................       174       162        145
    Sales-type ........................       543       376        336
    Total leasing .....................     2,655     2,435      2,116
    Sales .............................       891       329        269
    Technology services ...............       522       433        354
    Other .............................        91        46         80
                                          -------   -------    -------
          Total revenue ...............     4,159     3,243      2,819
                                          -------   -------    -------
COSTS AND EXPENSES
Leasing:
    Operating .........................     1,563     1,528      1,297
    Sales-type ........................       406       263        237
                                          -------   -------    -------
          Total leasing ...............     1,969     1,791      1,534
Sales .................................       846       275        210
Technology services ...................       440       362        296
Selling, general and administrative ...       306       249        244
Interest ..............................       337       326        299
Prism Communication Services ..........        36        --         --
Other .................................       150        --         25
                                          -------   -------    -------
    Total costs and expenses ..........     4,084     3,003      2,608
                                          -------   -------    -------
Earnings before income taxes ..........        75       240        211
Income taxes ..........................        27        87         80
                                          -------   -------    -------
Net earnings before preferred dividends        48       153        131
Preferred dividends ...................        --        (2)        (8)
                                          -------   -------    -------
Net earnings to common stockholders ...   $    48   $   151    $   123
                                          =======   =======    =======
Net earnings per common share:
    Earnings per common share-basic ...   $   .32   $   .99    $   .83
                                          =======   =======    =======
    Earnings per common share-diluted .   $   .30   $   .93    $   .78
                                          =======   =======    =======
See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                        SEPTEMBER 30,

                                                                       1999       1998
                                                                    -------    -------
ASSETS
Cash and cash equivalents .......................................   $   387    $    63
Cash-legally restricted .........................................        46         30
Receivables, net ................................................       696        340
Inventory of equipment ..........................................       115        165
Leased assets:
    Direct financing and sales-type .............................     2,107      1,779
    Operating (net of accumulated depreciation) .................     3,516      4,121
       Net leased assets ........................................     5,623      5,900
Buildings, equipment and other, net .............................       229        137
Other assets ....................................................       711        428
                                                                    -------    -------
                                                                    $ 7,807    $ 7,063
                                                                    =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable ...................................................   $   820    $ 1,121
Term notes ......................................................       550        550
Senior notes ....................................................     3,686      2,768
Accounts payable ................................................       263        308
Income taxes:
    Current .....................................................        15         14
    Deferred ....................................................       367        319
Other liabilities ...............................................       531        408
Discounted lease rentals ........................................       515        596
                                                                    -------    -------
                                                                      6,747      6,084
                                                                    =======    =======
Stockholders' equity:
    Preferred stock $.10 par value. Authorized 100,000,000 shares        --         --
    Common stock $.10 par value. Authorized 750,000,000 shares;
       issued 223,464,344 shares (221,657,318 in 1998) ..........        22         22
    Additional paid-in capital ..................................       302        257
    Accumulated other comprehensive income ......................        58        (13)
    Retained earnings ...........................................     1,134      1,101
                                                                    -------    -------
                                                                      1,516      1,367
    Common stock held in treasury, at cost; 70,672,094 shares
       (69,556,956 in 1998) .....................................      (456)      (388)
                                                                    -------    -------
       Total stockholders' equity ...............................     1,060        979
                                                                    -------    -------
                                                                    $ 7,807    $ 7,063
                                                                    =======    =======
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
COMDISCO, INC. AND SUBSIDIARIES

(IN MILLIONS EXCEPT PER SHARE DATA)
YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997


                                                                                         Accumulated
                                                                 Additional   Deferred        other                 Common
                                            Preferred   Common     paid-in     compen-    comprehen-   Retained   stock in
                                                stock    stock     capital      sation   sive income   earnings   treasury    Total
                                            ---------   ------   ---------     --------  -----------   --------   --------    -----

BALANCE AT SEPTEMBER 30, 1996 ...............  $   89   $    7      $  165      $   (5)       $    5     $  856     $ (318)  $  799
Net earnings ................................                                                               131                 131
Translation adjustment ......................                                                    (25)                           (25)
     Total comprehensive income .............                                                                                   106
Cash dividends-preferred ....................                                                                (8)                 (8)
Cash dividends-common ($.10 per share) ......                                                               (14)                (14)
Stock options exercised .....................                           10                                               6       16
Reduction of guaranteed ESOP debt ...........                                        2                                            2
Purchase of common stock ....................                                                                          (45)     (45)
Retire treasury stock .......................                           (2)                                              2       --
Stock split .................................                4          (4)                                                      --
Income tax benefits resulting from the
     exercise of non-qualified stock options                             9                                                        9
                                               ------   ------      ------      ------        ------     ------     ------   ------
BALANCE AT SEPTEMBER 30, 1997 ..............       89       11         178          (3)          (20)       965       (355)     865
                                               ------   ------      ------      ------        ------     ------     ------   ------
Net earnings ...............................                                                                153                 153
Translation adjustment .....................                                                       7                              7
     Total comprehensive income ............                                                                                    160
Cash dividends-preferred ...................                                                                 (2)                 (2)
Cash dividends-common ($.10 per share) .....                                                                (15)                (15)
Shared Investment Program ..................                            77                                              31      108
Stock options exercised ....................                            (4)                                             24       20
Reduction of guaranteed ESOP debt ..........                                         3                                          3
Purchase of preferred stock ................      (89)                                                                          (89)
Purchase of common stock ...................                                                                           (88)     (88)
Stock split ................................                11         (11)                                                      --
Income tax benefits resulting from the
     exercise of non-qualified stock options                            17                                                       17
                                               ------   ------      ------      ------        ------     ------     ------   ------
BALANCE AT SEPTEMBER 30, 1998 ..............       --       22         257          --           (13)     1,101       (388)     979
                                               ------   ------      ------      ------        ------     ------     ------   ------
Net earnings ...............................                                                                 48                  48
Translation adjustment .....................                                                     (21)                           (21)
Change in unrealized gain ..................                                                      92                             92
     Total comprehensive income ............                                                                                    119
Cash dividends-common ($.10 per share) .....                                                                (15)                (15)
Stock options exercised ....................                            21                                              14       35
Purchase of common stock ...................                                                                           (82)     (82)
Income tax benefits resulting from the
     exercise of non-qualified stock options                            24                                                       24
                                               ------   ------      ------      ------        ------     ------     ------   ------
BALANCE AT SEPTEMBER 30, 1999 ..............   $   --   $   22      $  302      $   --        $   58     $1,134     $ (456)  $1,060
                                               ======   ======      ======      ======        ======     ======     ======   ======

See accompanying notes to consolidated financial statements

                                      -37-

CONSOLIDATED STATEMENTS OF CASH FLOWS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS)


                                                                     YEARS ENDED SEPTEMBER 30,
                                                                    1999       1998       1997
                                                                 -------    -------    -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
Cash flows from operating activities:
    Operating lease and other leasing receipts ...............   $ 2,002    $ 2,013    $ 1,739
    Direct financing and sales-type leasing receipts .........       958        905        861
    Sale of direct financing and sales-type receivables ......      --          125         81
    Leasing costs, primarily rentals paid ....................       (14)       (20)       (32)
    Sales ....................................................       818        335        264
    Sales costs ..............................................      (105)       (69)       (84)
    Technology services receipts .............................       485        408        343
    Technology services costs ................................      (390)      (278)      (204)
    Other revenue ............................................        83         44         55
    Notes receivable receipts ................................        66         33         16
    Selling, general and administrative expenses .............      (289)      (249)      (225)
    Litigation settlement ....................................        --         --         25
    Interest .................................................      (338)      (326)      (291)
    Income taxes .............................................       (12)       (34)       (44)
                                                                 -------    -------    -------
       Net cash provided by operating activities .............     3,264      2,887      2,504
                                                                 -------    -------    -------
Cash flows from investing activities:
    Equipment purchased for leasing ..........................    (2,838)    (3,026)    (2,940)
    Investment in continuity and network services facilities .      (151)       (87)       (61)
    Notes receivable .........................................      (324)       (57)       (28)
    Acquisition and investment in Prism Communication Services      (136)        (8)      --
    Other ....................................................       (31)        (2)       (19)
                                                                 -------    -------    -------
       Net cash used in investing activities .................    (3,480)    (3,180)    (3,048)
                                                                 -------    -------    -------
Cash flows from financing activities:
    Discounted lease proceeds ................................       341        279        430
    Net increase (decrease) in notes payable .................      (301)        97       (103)
    Issuance of term notes and senior notes ..................     1,842      1,017      1,151
    Maturities of term notes and senior notes ................      (924)      (617)      (378)
    Principal payments on secured debt .......................      (322)      (425)      (469)
    Decrease (increase) in legally restricted cash ...........       (16)        15        (18)
    Preferred stock purchased ................................        --        (89)        --
    Common stock purchased and placed in treasury ............       (82)       (88)       (45)
    Dividends paid on common stock ...........................       (15)       (15)       (14)
    Dividends paid on preferred stock ........................        --         (2)        (8)
    Shared Investment Program ................................        --        109         --
    Other ....................................................        17         38          6
                                                                 -------    -------    -------
       Net cash provided by financing activities .............       540        319        552
                                                                 -------    -------    -------
Net increase in cash and cash equivalents ....................       324         26          8
Cash and cash equivalents at beginning of year ...............        63         37         29
                                                                 -------    -------    -------
Cash and cash equivalents at end of year .....................   $   387    $    63    $    37
                                                                 =======    =======    =======

See accompanying notes to consolidated financial statements

                                      -38-

CONSOLIDATED STATEMENTS OF CASH FLOWS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS)


                                                                           YEARS ENDED SEPTEMBER 30,
                                                                           1999     1998     1997
                                                                         ------   ------   ------
RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net earnings .........................................................   $   48   $  153   $  131
Adjustments to reconcile net earnings to net cash provided
by operating activities:
    Leasing costs, primarily depreciation and amortization ...........    1,954    1,771    1,502
    Leasing revenue, primarily principal portion of direct
       financing and sales-type lease rentals ........................      371      478      484
    Sale of direct financing and sales-type receivables ..............       --      125       81
    Cost of sales ....................................................      641      193      126
    Technology services costs, primarily depreciation and amortization       50       84       92
    Income taxes .....................................................       15       45       36
    Interest .........................................................       --       --        8
    Other expense ....................................................      150       --       --
    Other, net .......................................................       35       38       44
                                                                         ------   ------   ------
    Net cash provided by operating activities ........................   $3,264   $2,887   $2,504
                                                                         ======   ======   ======
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
    Reduction of discounted lease rentals in lease portfolio sale ....   $  100   $   --   $   --
                                                                         ======   ======   ======
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: Comdisco provides global technology services to help its customers maximize technology functionality, predictability and availability. The company offers a complete suite of information technology services including business continuity, managed network services, and IT control and predictability solutions. Through its subsidiary, Prism Communication Services Inc., Comdisco is developing a high-speed, always-on digital network, which will provide customers with leading-edge connectivity. Comdisco also offers equipment services to key vertical industries, including electronics, communications, laboratory and scientific, and computer-integrated manufacturing. Through its Ventures group, Comdisco provides equipment leasing and other financing and services to venture capital backed start-up companies.

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

LEASE ACCOUNTING: See "Leasing" section on pages 42 and 43 for a description of lease accounting policies, lease revenue recognition and related costs.

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

INVESTMENT IN EQUITY SECURITIES: The company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities classified as available-for-sale are carried at fair value, based on quoted market prices, net of market value discount to reflect any restrictions on transferability, with unrealized gains and losses reported as a separate component of stockholders' equity. Equity investments for which there is no readily determinable fair value are carried at cost, less any appropriate valuation allowance.

WARRANTS: The company's investments in warrants (received in connection with its lease or other financings) are initially recorded at zero cost and carried in the financial statements as follows:

     o Warrants that meet the criteria for classification as available-for-sale are carried at fair value based on quoted market prices with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

     o    Warrants  that  do  not  meet  the  criteria  for   classification  as
          available-for-sale are carried at zero value.

The proceeds received from the sale or liquidation are recorded as earnings when received.

DERIVATIVES: Interest rate differentials on swaps are accrued as interest rates change over the contract period. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Unrealized gains and losses on forward contracts are deferred on the balance sheet until they are exercised. See Note 7 of the Notes to Consolidated Financial Statements for financial information concerning derivatives.

EARNINGS PER COMMON SHARE: Earnings per common share-basic are computed by dividing the net earnings to common stockholders by the weighted average number of common shares outstanding for the period. All shares held in the Employee
Stock Ownership Plan (ESOP) are considered outstanding for both basic and diluted earnings per share calculations. Earnings per common share-diluted reflect the maximum dilution that would have resulted from the exercise of stock options. Earnings per common share-diluted are computed by dividing the net earnings to common stockholders by the weighted average number of common shares outstanding and all dilutive stock options (dilutive stock options are based on the treasury stock method). Anti-dilutive stock options were immaterial for fiscal 1999, 1998 and 1997.

STOCK-BASED COMPENSATION: The company utilizes the intrinsic value based method of accounting for its stock-based compensation arrangements.

RECLASSIFICATIONS: Certain reclassifications have been made in the 1997 and 1998 financial statements to conform to the 1999 presentation.

NOTE 2
ACQUISITIONS AND SALE OF ASSETS

On February 28, 1999, the company completed the acquisition of Prism Communication Services, Inc. ("Prism") for a cash purchase price of approximately $53 million, of which approximately $45 million was paid in fiscal 1999. Prism is a provider of dedicated high-speed connectivity and other services to small businesses, telecommuters and other power users.

    The Prism acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Prism from February 28, 1999 are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their estimated fair values, and are subject to adjustment when additional information concerning asset and liability valuations is finalized.

    The excess of cost over the estimated fair value of net assets acquired was approximately $61 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 10 years. The following selected, unaudited pro forma data is presented to provide a summary of the combined results of the company and Prism as if the acquisition had been made as of the beginning of fiscal 1999. The effect of the acquisition on the year ended September 30, 1998 is not material and, accordingly, has been excluded from the pro forma presentation (in millions except per share data):

YEAR ENDED SEPTEMBER 30, 1999

          Total revenue                         $ 4,159
          Net earnings                          $    35
          Net earnings per common share:
              Basic                             $   .23
              Diluted                           $   .22

    The selected, unaudited pro forma data is for informational purposes only and may not necessarily reflect the results of operations had the companies operated as one for the year ended September 30, 1999. No effect has been given for synergies, if any, that may be realized through the acquisition. In addition, the company expects to expand its network within existing and into new regions, which will require significant capital expenditures as well as sales and marketing expenditures. Accordingly, the company expects to incur substantial and increasing operating expenses and net losses from Prism operations for at least the next few years.

    On March 24, 1999, the company announced a major shift in corporate strategy, including focusing on high-margin service businesses and shedding low-margin businesses, including its mainframe leasing and vendor lease portfolios and its medical refurbishing business. In conjunction with this repositioning, the company recorded a pre-tax charge of $150 million, $96 million after tax, or approximately $0.59 per share, in the quarter ended March 31, 1999. The components of the pre-tax charge included $100 million associated with the company's plan to exit the mainframe residual leasing business, $20 million to exit the medical refurbishing business and $30 million associated with the realignment of the company's services businesses. On May 3, 1999, the company announced it had reached an agreement in principle to sell its mainframe computer leasing portfolio. The sale of the mainframe portfolio and the sale of the medical refurbishing business were both concluded in the fiscal quarter ended June 30, 1999. The sale of a majority of the vendor lease portfolio was completed in the quarter ended September 30, 1999.

LEASING

NOTE 3
LEASE ACCOUNTING POLICIES

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

o Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the amounts assumed in determining depreciation on the equipment in the operating lease portfolio at September 30, 1999.

o Initial direct costs related to operating and direct financing leases, including salesperson's commissions, are capitalized and amortized over the lease term.

NOTE 4
LEASED ASSETS

The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:

(IN MILLIONS)

                                          99         98
                                     -------    -------
Minimum lease payments receivable    $ 2,162    $ 1,790
Estimated residual values ........       219        203
Less: unearned revenue ...........      (274)      (214)
                                     -------    -------
Net investment in direct financing
    and sales-type leases ........   $ 2,107    $ 1,779
                                     =======    =======


    Unearned revenue is recorded as leasing revenue over the lease terms. Operating leased assets include the following as of September 30:

(IN MILLIONS)

                                      99         98
                                 -------    -------
Operating leased assets ......   $ 6,054    $ 6,803
Less: accumulated depreciation
    and amortization .........    (2,538)    (2,682)
                                 -------    -------
Net ..........................   $ 3,516    $ 4,121
                                 =======    =======

NOTE 5
LEASE PORTFOLIO INFORMATION

The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year of projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 1999 (in millions):

                                     Projected year of lease termination
                              -----------------------------------------------
                  Cost at
Year lease          lease
commenced       inception         00       01         02         03       04+
-----------     ---------     ------   ------     ------     ------    ------
1995
  and prior        $  854     $  520   $  185     $  125     $   18    $   6
1996                  781        433      265         70          8        5
1997                1,844        998      356        318        132       40
1998                2,756        712    1,003        508        464       69
1999                2,922        167      642      1,342        394      377
                   ------     ------   ------     ------     ------    ------
                   $9,157     $2,830   $2,451     $2,363     $1,016    $ 497
                   ======     ======   ======     ======     ======    ======

    The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 1999. The table is presented by year of lease commencement and by year of projected lease termination (in millions):
                                     Projected year of lease termination
                              -----------------------------------------------
                 Net book
                 value at
Year lease          lease
commenced     termination         00       01         02         03       04+
----------    -----------     ------   ------     ------     ------    ------
1995
  and prior        $   37     $   30   $    2     $    5     $    -    $   -
1996                   84         43       39          2          -        -
1997                  225        149       44         31          1        -
1998                  437        118      171         70         75        3
1999                  465         51      101        210         67       36
                   ------     ------   ------     ------     ------    ------
                   $1,248     $  391   $  357     $  318     $  143    $  39
                   ======     ======   ======     ======     ======    ======

LIQUIDITY

NOTE 6
FUTURE CONTRACTUAL CASH FLOWS

Presented  below is a summary  of future  noncancelable  lease  rentals on owned
equipment  and  future  technology  services  revenue  including   noncancelable
continuity contracts (collectively, "cash in-flows").

    The summary presents expected cash in-flows due in accordance with the contractual terms in existence as of September 30, 1999.

                                                     YEARS ENDING SEPTEMBER 30,
                                      ---------------------------------------------------
                                          00       01       02       03       04+   Total
                                      ------   ------   ------   ------   -------  ------
Expected future cash in-flows:
    Operating leases-leasing ......   $1,322   $  803   $  362   $   96   $   23   $2,606
    Operating leases-ventures .....      129      109       67       11       --      316
    Notes receivable-ventures .....      130      153      107       13       --      403
    Direct financing and sales-type
      leases-leasing ..............      989      652      317      118       81    2,157
    Direct financing and sales-type
      leases-ventures .............        3        2       --       --       --        5
    Technology services ...........      483      353      232      131       45    1,244
                                      ------   ------   ------   ------   ------   ------
      Total .......................   $3,056   $2,072   $1,085   $  369   $  149   $6,731
                                      ======   ======   ======   ======   ======   ======

FINANCING

NOTE 7
INTEREST-BEARING LIABILITIES

Interest-bearing liabilities include the following:
(IN MILLIONS)

                                               1999                                     1998
                              ------------------------------------   ------------------------------------
                                 At September 30        Average        At September 30        Average
                              Balance      Rate   Balance     Rate   Balance     Rate   Balance      Rate
                              -------     -----   -------    -----   -------    -----   -------     -----
Notes payable:
    Credit lines and loan
    participation contracts    $  369     4.19%    $  593    5.04%    $  774    5.39%    $  541     6.20%
    Commercial paper              451     5.42%       586    5.11%       347    5.21%       606     5.72%
Term notes                        550     5.25%       550    5.52%       550    5.52%       526     6.41%
Senior notes                    3,686     6.45%     3,155    6.59%     2,768    6.47%     2,576     6.76%
Discounted lease rentals          515     6.60%       576    6.76%       596    7.29%       676     7.32%
                               ------     -----    ------    -----    ------    -----    ------     -----
                               $5,571     6.11%    $5,460    6.17%    $5,035    6.21%    $4,925     6.62%
                               ======     =====    ======    =====    ======    =====    ======     =====

The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):
(IN MILLIONS)

                                                  1999                                                      1998
                         -------------------------------------------------------     -----------------------------------------------
                         Outstanding              Maturities                         Outstanding            Maturities
                           beginning                     and         Outstanding       beginning                   and   Outstanding
                             of year  Issuances  repurchases  Other  end of year         of year Issuances repurchases   end of year
                         -----------  ---------  -----------  -----  -----------      ---------- --------- -----------   -----------
Notes payable:
  Credit lines and
  loan participation
  contracts ...........      $  774      $   --      $  (405) $  --      $  369        $  505    $  269     $    --        $  774
  Commercial paper ....         347         104           --     --         451            519        --       (172)          347
Term notes ............         550          --           --     --         550            497       100        (47)          550
Senior notes ..........       2,768       1,842         (924)    --       3,686          2,421       917       (570)        2,768
Discounted
  lease rentals .......         596         341         (322)  (100)        515            742       279       (425)          596
                             ------      ------      -------  -----      ------         ------    ------    -------        ------
                             $5,035      $2,287      $(1,651) $(100)     $5,571         $4,684    $1,565    $(1,214)       $5,035
                             ======      ======      =======  =====      ======         ======    ======    =======        ======

    The annual maturities of all interest-bearing liabilities at September 30, 1999 are shown in the table at right:

(IN MILLIONS)
YEARS ENDING SEPTEMBER 30,

                       00     01       02     03   04+    Total
                   ------   ----   ------   ----  ----   ------
Notes payable:
  Credit lines
   and loan
   participation
   contracts       $  369   $  -   $    -   $  -  $  -   $  369
  Commercial
   paper              451      -        -      -     -      451
Term notes            550      -        -      -     -      550
Senior notes          851    857    1,435    268   275    3,686
Discounted
  lease rentals       303    139       51     19     3      515
                   ------   ----   ------   ----  ----   ------
                   $2,524   $996   $1,486   $287  $278   $5,571
                   ======   ====   ======   ====  ====   ======

NOTES PAYABLE: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:

(IN MILLIONS)

                                           99           98
                                       ------       ------
Total credit lines:
  Committed                            $1,312       $1,253
  Uncommitted                             289          393
                                       ------       ------
                                       $1,601       $1,646
                                       ======       ======
Utilized at September 30:
  Committed                            $  756       $  644
  Uncommitted                              44          149
    Total credit lines                    800          793
  Loan participation contracts             20          328
                                       ------       ------
    Total notes payable                $  820       $1,121
                                       ======       ======
Credit lines available at
  September 30                         $  801       $  853
                                       ======       ======
Maximum amount outstanding
  at any month end                     $1,441       $1,304
                                       ======       ======


COMMITTED LINES: The company's committed lines have been established with twenty-nine banks, six of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 1999, the company had committed domestic and foreign unsecured lines of credit as follows:

Facility                      Number of banks       Expiration date
Multi-Option Facilities             11
    $275 million facility                            December, 2002
    $275 million facility                            December, 1999
Global Facilities                   17
    $275 million facility                            December, 2002
    $275 million facility                            December, 1999
Other credit agreements:
    $ 75 million - domestic
       and foreign                   1               April, 2000
    $137 million - foreign           5               Various

    There are no compensating balance requirements on any of the committed lines. At September 30, 1999, the company had $756 million outstanding under its committed lines, including $451 million supporting the company's commercial paper program.

    The multi-option revolving credit agreements and the global revolving credit agreements (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus twenty basis points or, for the two $275 million facilities expiring December, 1999, twenty-two basis points, or at the banks' then current base rates. The Facilities call for the company to pay a weighted average annual fee of nine basis points per annum on the total committed amount. The two $275 million facilities are renewable annually and should the banks decide not to renew, include provisions to convert any amounts then outstanding to term loans with a final maturity of December, 2000.

UNCOMMITTED LINES AND LOAN PARTICIPATION CONTRACTS: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks, including approximately $289 million of uncommitted lines of credit, under which the company can borrow on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with either the uncommitted lines or the loan participation contracts.

COMMERCIAL PAPER: At September 30, 1999, the company had $900 million of commercial paper facilities (of which $451 million was outstanding at September 30, 1999) all of which are supported by its committed lines of credit. The facilities were rated D-2 by Duff & Phelps, P-2 by Moodys and A-2 by Standard & Poors.

TERM NOTES: At September 30, 1999, the company had $550 million of receivable backed commercial paper. This floating rate term note is due during fiscal year 2000.


SENIOR NOTES: Senior notes include the following at September 30:

(IN MILLIONS)

                                               99         98
                                           ------     ------
Medium term notes (5.75% to 9.95%)         $1,461     $1,200
7.750%  Senior Notes due 1999                   -         89
6.500%  Senior Notes due 1999                   -        250
6.500%  Senior Notes due 2000                 200        200
5.750%  Senior Notes due 2001                 250        250
6.375%  Senior Notes due 2002                 250        250
6.000%  Senior Notes due 2002                 350          -
5.950%  Senior Notes due 2002                 350          -
7.250%  Senior notes due 2002<F1>             300          -
6.125%  Senior notes due 2003<F2>             250        250
6.130%  Senior Notes due 2006                 275        279
                                           ------     ------
    Total senior notes                     $3,686     $2,768
                                           ======     ======

<F1> The company had interest  rate swap  agreements  at September 30, 1999 that effectively converted $100 million of 7.250% Senior Notes to floating rate obligations with an effective interest rate of 6.190%.

<F2> The company had interest  rate swap  agreements  at September 30, 1999 that effectively converted $200 million of 6.125% Senior Notes to floating rate obligations with an effective interest rate of 5.152%.

The average remaining terms of these swap agreements was greater than 2 years at September 30, 1999.

    On October 9, 1998 the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $1.5 billion of senior debt securities on terms to be set at the time of each sale (the "1998 Shelf"). On January 19, 1999, the company designated $600 million in Senior Debt Securities as "Senior Medium-Term Notes, Series H" to be issued under the 1998 Shelf, of which $182 million remained available for issuance as of September 30, 1999. Pursuant to the 1998 Shelf, the company, on January 26, 1999, issued $350 million of 6.0% Senior Notes due January 30, 2002, and, on April 21, 1999, $350 million of 5.95% Notes due April 30, 2002. On
August 26, 1999, the company redesignated $100 million of the Series H Medium-Term Notes, which together with the remaining $200 million in securities previously unallocated under the shelf registration, were issued by the company as $300 million of 7.25% Notes due September 1, 2002.

    On September 24, 1999 the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.5 billion senior debt securities on terms to be set at the time of each sale ("1999 Shelf"). As of September 30, 1999, the entire 1999 Shelf remains available for sale.

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

    Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 1999 are as follows (in millions):

YEARS ENDING SEPTEMBER 30,

             Rentals to be
               received by      Discounted
                 financial           lease         Interest
              institutions         rentals          expense
             -------------      ----------         --------
2000                  $331            $303             $ 28
2001                   150             139               11
2002                    54              51                3
2003                    20              19                1
2004                     3               3                -
                      ----            ----             ----
                      $558            $515             $ 43
                      ====            ====             ====

    Interest expense on discounted lease rentals was $38 million, $49 million, and $55 million in fiscal 1999, 1998 and 1997, respectively.

INTEREST RATE SWAP AGREEMENTS AND OTHER DERIVATIVE FINANCIAL INSTRUMENTS: The company is a party to interest rate and cross-currency interest rate swap agreements and other financial instruments in order to limit its exposure to a loss resulting from adverse fluctuations in foreign currency exchange and interest rates. Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency. Cross-currency interest rate swap contracts generally involve the exchange of payments which are based on the interest reference rates available at the inception of the contract on two different currency notional balances that are exchanged. The principal balances are re-exchanged at an agreed upon rate at a specified future date. Credit and market risk exist with respect to these instruments.

    The following table presents the contract or notional (face) amounts outstanding and the fair value of the contracts based generally on their termination values at September 30:

(IN MILLIONS)

                                      1999                    1998
                       -------------------    --------------------
                       Notional       Fair    Notional        Fair
                         amount      value      amount       value
                       --------      -----    --------       -----
Interest rate swap
  agreements               $820        $ 5        $460         $ 2
Cross-currency interest
  rate swap agreements       96         (6)         33           4
Forwards and futures         86          6          65          (3)

    The impact of these contracts on interest expense for fiscal years 1999, 1998 and 1997 was immaterial. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 1999, including those noted in the discussions above, was $234 million, with an average pay rate of 5.44% and an average receive rate of 5.18%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 1999 was $29 million, with an average pay rate of 5.265% and an average receive rate of 6.384%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. Although contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the company's exposure to credit risk. The amounts subject to credit risk (arising from the possible inability of the counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligation(s) exceed the obligation(s) of the company. The company controls credit risk through credit approvals, limits and monitoring procedures.

OTHER FINANCIAL INFORMATION

NOTE 8

RECEIVABLES

Receivables include the following as of September 30:

(IN MILLIONS)

                                           99           98
                                         ----         ----
Notes                                    $354         $ 75
Accounts                                  297          215
Income taxes                                6            6
Other                                      82           68
Total receivables                         739          364
Allowance for credit losses               (43)         (24)
                                         ----         ----
Total                                    $696         $340
                                         ====         ====

NOTES: The company provides loans to early-stage high technology privately held companies in networking, communications, software and Internet based industries. The company's loans are generally structured as equipment loans or subordinated loans. Subordinated loans totaled $250 million and $33 million at September 30, 1999 and 1998, respectively. Interest income on notes is recorded in the statement of earnings as direct financing income for equipment loans and as other revenue for subordinated loans.

    The amount of each loan varies, but generally does not exceed $5.0 million. The loans bear fixed interest rates with coupons currently ranging from 8.0% to 13% per annum. In addition, loan processing fees typically ranging from 1.5% to 2% of the principal amount of the loan may be paid at loan closing. As part of the loan transaction, the company receives warrants to purchase an equity interest in the borrower at a nominal exercise price. The amount of the warrants received and the exercise price varies based upon borrower-specific valuation factors.

Loans provide current income from interest and fees.

    Contractual maturities of total notes receivables as of September 30, 1999, were as follows: 2000- $137 million; 2001- $155 million; 2002- $108 million; 2003 and thereafter- $16 million. Actual cash flows will vary from contractual maturities due to prepayments and charge-offs.

ALLOWANCE: The allowance for credit loss includes management's estimate of the amounts expected to be lost on specific accounts and for losses on other as of yet unidentified accounts included in receivables at September 30, 1999, including estimated losses on future noncancelable lease rentals and subscription fees, net of estimated recoveries from remarketing of related leased equipment. In estimating the reserve component for unidentified losses within the receivables and lease portfolio, management relies on historical experience, adjusted for any known trends, including industry trends, in the portfolio.

NOTE 9
INCOME TAXES

The geographical sources of earnings before income taxes were as follows:

(IN MILLIONS)

                              99         98         97
                            ----       ----       ----
United States               $ 12       $183       $163
Outside United States         63         57         48
                            ----       ----       ----
                            $ 75       $240       $211
                            ====       ====       ====

    Cumulative unremitted earnings of foreign operations amounting to $179 million after foreign taxes at September 30, 1999, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.

    The components of the income tax provision (benefit) charged (credited) to operations were as follows:

(IN MILLIONS)

                                99        98        97
                              ----      ----      ----
Current:
  U.S. Federal                $ (3)     $ 28      $ 24
  U.S. state and local           3         2         7
  Outside United States         13        36         8
                              ----      ----      ----
                                13        66        39
                              ----      ----      ----
Deferred:
  U.S. Federal                   7        33        35
  U.S. state and local          (2)        9         2
  Outside United States          9       (21)        4
                                14        21        41
                              ----      ----      ----
    Total tax provision       $ 27      $ 87      $ 80
                              ====      ====      ====

    The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings were as follows:

                                99         98         97
                              ----       ----       ----
U.S. Federal income
  tax rate                    35.0%      35.0%      35.0%
Increase (reduction)
  resulting from:
   State income taxes, net
     of U.S. Federal tax
     benefit                    .7        3.0        3.0
   Foreign income tax rate
     differential              2.8        2.0         .8
   Tax effect of foreign
     losses utilized          (2.2)      (4.0)      (2.9)
   Other, net                  (.3)         -        2.1
                              ----       ----       ----
                              36.0%      36.0%      38.0%
                              ====       ====       ====

Deferred tax assets and liabilities at September 30, 1999 and 1998 were as follows:

(IN MILLIONS)

                                         99                   98
                                     ------               ------
Deferred tax assets (liabilities):
  Equity transactions                $  260               $  264
  Foreign loss carryforwards             13                   12
  U.S. net operating loss
    carryforwards                        68                   61
  AMT credit carryforwards              120                  123
  Deferred income                        44                   35
  Deferred expenses                     (20)                   5
  Other, net                            101                   82
                                     ------               ------
  Lease accounting                    (839)                (873)
  Other comprehensive income           (60)                    -
  Foreign                              (26)                 (16)
                                     ------               ------
  Gross deferred tax liabilities      (339)                (307)
  Less: valuation allowance            (28)                 (12)
                                     ------               ------
Net deferred tax liabilities         $(367)               $(319)
                                     ======               ======

    For financial reporting purposes, the company has approximately $28 million of foreign net operating loss carryforwards, most of which have no expiration date. The company has recognized a valuation allowance of $13 million to offset this deferred tax asset. During fiscal 1999, changes in the valuation allowance included a decrease of $2 million from utilizing foreign net operating loss carryforwards, increases totalling $3 million from foreign exchange rate and tax rate changes, and an increase of $15 million relating to Prism's pre-acquisiton net operating losses. These losses are subject to certain limitations under
Section 382 of the Internal Revenue Code of 1986 as amended.

    At September 30, 1999, the company has available for U.S. Federal income tax purposes, the following carryforwards (in millions):

Year scheduled to expire        Net operating loss
------------------------        ------------------
          2004                        $    2
          2005                             5
          2006                             3
          2007                            82
          2009                             3
          2012                            27
          2018                            54
                                      ------
                                      $  176
                                      ======

    For U.S. Federal income tax purposes, the company has approximately $120 million of alternative minimum tax ("AMT") credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.

    All years prior to fiscal year 1989 are closed to further assessment by the Internal Revenue Service (the "Service") due to the expiration of the Statute of Limitations.

    The company and the Service have tentatively reached a settlement agreement for fiscal years 1989-1995. The Service is currently completing their Revenue Agent's Report for these years. It is anticipated that the company will be assessed approximately $8 million of tax plus interest thereon. As a result of the above mentioned settlement, amended federal income tax returns for fiscal years 1996, 1997, and 1998 will be filed requesting refunds of approximately $9 million. Additionally, the company has requested interest netting which will substantially reduce any cash payment of tax and interest.

     The Service is expected to commence a routine income tax audit for fiscal years 1996, 1997, and 1998 during fiscal year 2000. The company also undergoes audits by foreign, state and local tax jurisdictions. As of September 30, 1999, no material assessments have been made by these tax authorities.

NOTE 10
EQUITY SECURITIES

The company invests in equity instruments of privately held companies in networking, communications, software, Internet-based and other industries. For equity instruments, which are non-quoted investments, the company's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. The company identifies and records impairment losses on equity securities when events and circumstances indicate that such assets might be impaired. During 1999 and 1998, certain of these investments in privately held companies became available-for-sale securities when the investees completed initial public offerings.

    Equity securities, which are included in Other Assets, include the following as of September 30:

(IN MILLIONS)

                                       99       98
                                     ----     ----

Available-for-sale-securities:
  Cost                               $ 49      $45
  Unrealized gain                     152        -
  Market value                        201       45
Equity instruments (at cost
  less valuation adjustments)          51       35
                                     ----     ----
  Carrying value                     $252      $80
                                     ====     ====

    Realized gains or losses are recorded upon disposition of investments based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in the valuation of portfolio investments are included as changes in the unrealized appreciation or depreciation of investments in the accumulated comprehensive income. Net realized gains from the sales of equity investments were $1 million in fiscal 1999 and 1998 and $10 million in fiscal 1997. Gross realized gains from the sales of equity securities were $9 million in fiscal 1999, $3 million in fiscal 1998, and $15 million in fiscal 1997.

    The company records the proceeds received from the sale or liquidation of warrants received in conjunction with its lease or other financings as income when received. These proceeds were $75 million, $14 million and $13 million in fiscal 1999, 1998 and 1997, respectively.

NOTE 11
PREFERRED STOCK

There are 100,000,000 authorized shares of preferred stock - $.10 par value, of which none were outstanding at September 30, 1999. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Dividends paid on preferred stock were $2 million and $8 million, respectively in fiscal 1998, and 1997.

    On November 4, 1997, the board of directors of the company adopted a new shareholder rights plan (the "New Rights Plan") to replace the company's existing plan, which expired on November 17, 1997. Under the New Rights Plan, shareholders of record on November 17, 1997 received a dividend distribution of one preferred stock purchase right for each share of the company's common stock then held. Like the shareholder rights plan it replaced, the New Rights Plan continues the company's policy of ensuring fair value to all shareholders in the event of an unsolicited takeover offer for the company. The New Rights Plan will expire on November 17, 2007. The New Rights Plan is incorporated by reference in the company's Form 10-K for fiscal 1999.

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

NOTE 12
COMMON STOCK

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

    The share amounts for basic and diluted earnings per share calculations was as follows (in thousands):
                                             YEARS ENDED SEPTEMBER 30,
                                            99                98             97
                                      --------           -------        --------
Average shares issued                  222,454           220,910        218,907
Average shares held in treasury       (70,376)           (69,663)       (71,859)
                                      --------           -------       --------
Basic shares outstanding               152,078           151,247        147,048
Stock options                            9,709            11,523         10,541
                                      --------           -------       --------
Diluted shares outstanding             161,787           162,770        157,589
                                      ========           =======       ========

    There are no adjustments to net earnings to common stockholders for basic and diluted earnings per share calculations for any of the years ended September 30, 1999, 1998 and 1997.

    During fiscal 1999 and 1998, the company entered into a series of forward purchase agreements on its common stock. These agreements can be settled, at the option of the company, by paying cash for the forward purchase amount and receiving the underlying shares of common stock, or on a net basis in shares of the company's stock.

    Information on these forward agreements is as follows:

(IN MILLIONS EXCEPT PER SHARE DATA)

                                                       1999                                  1998
                                         ------------------------------     ---------------------------------
                                                                Average                               Average
                                                          forward price                         forward price
                                         Amount   Shares      per share     Amount     Shares       per share
                                         ------   ------  -------------     ------     ------   -------------
Agreements in place at September 30        $ 61        3         $20.41        $16          1         $ 13.74
Settlements during fiscal year               59        4          16.26         33          4            9.31


    In June 1997, FASB issued Statement of Financial Accounting Standards No. 130- Reporting Comprehensive Income, which requires presentation of comprehensive earnings (net earnings (loss) plus all changes in net assets from non-owner sources) and its components in the financial statements.

    Components of other comprehensive earnings (loss) consists of the following:

(IN MILLIONS)

                                 99        98        97
                              -----     -----     -----
Foreign currency
  translation adjustments     $ (21)    $   7     $ (25)
Change in net unrealized
  gains and losses on
  marketable securities         152         -         -
Income tax                      (60)        -         -
Other comprehensive
  income/(loss)                  71         7       (25)
Net earnings                     48       153       131
                              -----     -----     -----
Total comprehensive income    $ 119     $ 160     $ 106
                              =====     =====     =====


NOTE 13
EMPLOYEE BENEFIT PLANS

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

    Additionally, under the 1989 Non-Employee Directors' Stock Option Plan, each October 1, each individual who is a Non-Employee Director during the fiscal year shall automatically be granted an option for 9,450 shares of the company's common stock at the then fair market value.

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

(IN MILLIONS EXCEPT PER SHARE DATA)

                                       99       98
                                    -----    -----
Net earnings
 -to common stockholders
 -As reported                       $  48    $ 151
  Pro forma                            42      147
Earnings per common share:
  As reported-basic                 $ .32    $ .99
  Pro forma-basic                     .27      .97
  As reported-diluted                 .30      .93
  Pro forma-diluted                   .26      .90


    Under the stock option plans, the exercise price of each option equals the market price of the company's common stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999 and 1998, respectively: dividend yield of 1.0% for all years; expected volatility of 40 percent and 32 percent; risk free interest rates of 5.26% and 6.07%; and expected lives of five years.

    Additional information on shares subject to options is as follows:

(IN THOUSANDS EXCEPT WEIGHTED-
AVERAGE EXERCISE PRICE)

                                                     99                        98                         97
                                          ---------------------      --------------------       ---------------------
                                                      Weighted-                 Weighted-                   Weighted-
                                                        average                   average                     average
                                            Number     exercise         Number   exercise          Number    exercise
                                          of shares       price      of shares      price       of shares       price
                                          ---------  ----------      ---------  ---------       ---------   ---------
Outstanding at beginning of year .....      17,983    $     7          19,185    $     6          19,096    $     5
Granted ..............................       5,001         15           3,274         13           5,282          9
Exercised ............................      (5,198)         7          (3,953)         5          (4,288)         4
Forfeited ............................        (809)         9            (523)         7            (905)         6
                                            ------    -------          ------    -------          ------    -------
Outstanding at the end of year .......      16,977    $    10          17,983    $     7          19,185    $     6
                                            ======    =======          ======    =======          ======    =======
Options exercisable at year-end ......      11,930    $     8          12,858    $     6          12,578    $     5
                                            ======    =======          ======    =======          ======    =======
Weighted-average fair value of options
    granted during the year ..........      $ 5.46                     $ 4.72                     $ 2.89
                                            ======                     ======                     ======

    The following table summarizes information about stock options outstanding at September 30, 1999 (number of shares in thousands):

                                             OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                               ---------------------------------------------    -------------------------
                                                     Weighted-     Weighted-                    Weighted-
                                                       average       average                      average
                                  Number             remaining      exercise         Number      exercise
                               of shares      contractual life         price      of shares         price
                               ---------      ----------------     ---------      ---------     ---------
Range of exercise prices
$0 to 6                            4,960             4.0 years          $  4          4,753          $  6
$6 to 10                           5,381             6.5 years             8          5,097             8
$10 to 16                          4,554             8.0 years            14          1,424            13
$16 to 30                          2,082             8.0 years            18            656            17
                                  ------             ---------          ----         ------          ----
                                  16,977             6.5 years          $ 10         11,930          $  8
                                  ======             =========          ====         ======          ====

NOTE 14
FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company's financial instruments are as follows:
(IN MILLIONS)

                                                                 99                    98
                                                        --------------------  -------------------
                                                        Carrying              Carrying
                                                          amount  Fair value    amount  Fair value
                                                        --------  ----------  --------  ----------
Assets:
Cash and cash equivalents ...........................   $   387   $   387    $    63    $    63
Equity securities ...................................       252       252         80         80
Notes receivable including noncurrent portion .......       354       354         75         75
Liabilities:
Notes payable and commercial paper ..................       820       820      1,121      1,121
Term notes, senior notes and discounted lease rentals     4,751     4,681      3,914      3,729
Off-balance sheet financial instruments:
Interest rate swap agreements .......................        --         5         --          2
Cross-currency interest rate swap agreements ........        --        (6)        --          4
Forwards and futures ................................        --         6         --         (3)

Fair values were determined as follows:

    The carrying amounts of cash and cash equivalents, notes payable and commercial paper approximates fair value because of the short-term maturity of these instruments.

    Equity instruments are based on quoted market prices for available-for-sale securities, and, for non-quoted equity instruments, based on the lower of management's estimates of fair value or cost. The company's investment in warrants of public companies were valued at the bid quotation.

    Notes receivable are estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar business profiles.

    The fair value of term notes, senior notes and discounted lease rentals was estimated based generally on quoted market prices for the same or similar instruments or on current rates offered the company for similar debt of the same maturity.

    Off-balance sheet financial instruments were estimated by obtaining quotes from brokers.

NOTE 15
QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the fiscal years ended September 30, 1999 and 1998, is as follows (in millions except for per share amounts):

                                                                         QUARTER ENDED
                                               ------------------------------------------------------------------
                                                December 31,        March 31,         June 30,     September 30,
                                               -------------    ---------------    --------------  --------------
                                                  98      97       99        98        99      98      99      98
                                               -----   -----    -----     -----    ------   -----   -----   -----
Total revenue                                  $ 921   $ 744    $ 952     $ 777    $1,302   $ 817   $ 984   $ 904
Net earnings (loss) to common stockholders     $  38   $  34    $ (56)    $  37    $   36   $  40   $  30   $  40
Net earnings (loss) per common share-diluted   $ .24   $ .21    $(.37)    $ .23    $  .22   $ .24   $ .19   $ .25

    In accordance with Statement of Financial Accounting Standards No. 128-Earnings Per Share, no potential common shares (the assumed exercise of stock options) are included in the computation of any diluted per share amount when a loss exists.

NOTE 16
INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS

The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in fiscal 1999 which changes the way the company reports information about its operating segments. The information for 1998 and 1997 has been restated from the prior year's presentation in order to conform to the 1999 presentation.

    The company's operations are conducted through its principal office in the Chicago area and approximately one hundred offices in North America, Europe and the Pacific Rim. Coordination of the business units is accomplished through the Office of the President, which is responsible for overall corporate control, coordination and strategic planning, regional reporting structures that coordinate marketing and support efforts across business units, and through the home office with centralized budgeting and shared services. In Europe, the local subsidiaries report directly to one European home office, which in turn reports to the Office of the President.

LEASING: This segment provides leasing, asset management, equipment remarketing and equipment refurbishment services. The principal markets for this segment include North America, Europe and the Pacific Rim. Customers include major multi-national corporations, independent and national or state-owned companies, "Fortune 500" corporations or companies of a similar size as well as smaller organizations.

TECHNOLOGY SERVICES: This segment consists of four business units--Business Continuity, Professional Services, Network Management and IT CAP Solutions--that provide platform based hotsite recovery, mobile, workarea and trade floor recovery, continuity and recovery planning services (services that emphasize data availability across data centers, networks and work areas), network assessment, design, implementation and professional management services and services designed to help companies plan, manage, and accomplish their IT initiatives through increased control and predictability of spending and infrastructure to a broad range of industries. The principal markets for this segment include all major manufacturing and financial services regions of North America and Europe.

VENTURES: Ventures is a leading provider of venture debt and venture leasing to emerging technology companies. The existing venture debt and equity portfolio is diversified across many sectors, including communications, networking, Internet, life sciences, computer hardware & semiconductors and computer services. The principal markets for this segment are the high-tech regions in California and Massachusetts.

PRISM COMMUNICATION SERVICES: The company finalized the acquisition of Prism during the quarter ended March 31, 1999. Prism is building out a high-speed, always-on digital network, which will provide customers with leading-edge connectivity. Prism markets its services to enterprise customers to provide employees with high-speed remote access to their Local Area Network to improve employee productivity and reduce operating costs, and to consumer end users. Prism's services are provided over standard copper telephone lines at speeds significantly faster that the speed available through a 56.6 Kilobits per second modem. Prism introduced its services in the New York City area in January 1999 and has subsequently expanded its build out plans to New Jersey and Canada.

    The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The company evaluates the performance of its operating segments based on earnings before income taxes. Intersegment sales are not significant. Summarized financial information concerning the company's reportable segments is shown in the following table.

(IN MILLIONS)

                               Leasing  Services   Ventures   Prism   Total
                              --------  --------   --------   -----   -----
1999
Revenues ....................   $3,407    $  522   $  229   $    1    $4,159
Segment profit (loss) .......      (12)       52       71      (36)       75
Total assets ................    6,358       479      846      124     7,807
Capital expenditures ........    2,748       151      490       91     3,480
Depreciation and amortization    1,860        50       88        6     2,004

1998
Revenues ....................   $2,696    $  433   $  114   $  --     $3,243
Segment profit ..............      140        71       29      --        240
Total assets ................    6,403       379      281      --      7,063
Capital expenditures ........    2,920        87      173      --      3,180
Depreciation and amortization    1,711        84       60      --      1,855

1997
Revenues ....................   $2,370    $  354   $   95   $  --     $2,819
Segment profit ..............      128        58       25      --        211
Total assets ................    5,841       308      201      --      6,350
Capital expenditures ........    2,867        61      120      --      3,048
Depreciation and amortization    1,459        92       43      --      1,594


    The following table presents revenue by geographic location based on the location of the company's local office:
(IN MILLIONS)

                                  99           98           97
                              ------       ------       ------
North America                 $3,254       $2,584       $2,249
Europe                           628          592          537
Pacific Rim                      277           67           33
                              ------       ------       ------
Total                         $4,159       $3,243       $2,819
                              ======       ======       ======

    The following table presents total assets by geographic location based on the location of the asset:

(IN MILLIONS)

                                 99           98           97
                             ------       ------       ------
North America                $6,272       $5,556       $5,334
Europe                        1,029        1,181          852
Pacific Rim                     506          326          164
                             ------       ------       ------
Total                        $7,807       $7,063       $6,350
                             ======       ======       ======

INDEPENDENT AUDITORS' REPORT

THE STOCKHOLDERS AND BOARD OF DIRECTORS, COMDISCO, INC We have audited the accompanying consolidated balance sheets of Comdisco, Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comdisco, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Chicago, Illinois
November 2, 1999

                                      -54-