Form 10-K, Exhibit 13
period 2000-09-30
COMDISCO INC
filed 2000-12-26
CIK 722487

SIX-YEAR SUMMARY
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS EXCEPT PER SHARE DATA)

                                                                                        YEARS ENDED SEPTEMBER 30,
                                                             ---------------------------------------------------------------------
                                                                  2000        1999        1998        1997        1996        1995
                                                             ---------   ---------   ---------   ---------   ---------   ---------
CONSOLIDATED SUMMARY OF EARNINGS
Revenue
    Leasing ..............................................   $   2,259   $   2,643   $   2,428   $   2,113   $   1,797   $   1,573
    Sales ................................................         440         293         329         269         262         358
    Mainframe, medical and vendor portfolio sale .........           -         598           -           -           -           -
    Technology services ..................................         637         522         433         354         318         267
    Other ................................................         531         122          53          83          54          42
                                                             ---------   ---------   ---------   ---------   ---------   ---------
       Total revenue .....................................       3,867       4,178       3,243       2,819       2,431       2,240
                                                             ---------   ---------   ---------   ---------   ---------   ---------
Costs and expenses
    Leasing ..............................................       1,653       1,969       1,791       1,534       1,246       1,023
    Sales ................................................         358         250         275         210         218         304
    Mainframe, medical and vendor portfolio sale .........           -         596           -           -           -           -
    Technology services ..................................         572         440         362         296         277         238
    Selling, general and administrative ..................         532         326         249         244         244         233
    Interest .............................................         354         337         326         299         262         274
    Other ................................................           -         150           -          25           -           -
                                                             ---------   ---------   ---------   ---------   ---------   ---------
       Total costs and expenses ..........................       3,469       4,068       3,003       2,608       2,247       2,072
                                                             ---------   ---------   ---------   ---------   ---------   ---------

Earnings from continuing operations before income taxes ..         398         110         240         211         184         168
Income taxes .............................................         143          40          87          80          70          64
                                                             ---------   ---------   ---------   ---------   ---------   ---------
Earnings from continuing operations ......................         255          70         153         131         114         104
Loss from discontinued operations (net of income taxes) ..        (322)        (22)          -           -           -           -
Preferred dividends ......................................           -           -          (2)         (8)         (8)         (8)
                                                             ---------   ---------   ---------   ---------   ---------   ---------
    Net earnings (loss) to common stockholders ...........   $     (67)  $      48   $     151   $     123   $     106   $      96
                                                             =========   =========   =========   =========   =========   =========
COMMON SHARE DATA
Earnings from continuing operations-diluted ..............   $    1.58   $     .44   $     .93   $     .78   $     .67   $     .57
Loss from discontinued operations-diluted ................       (1.99)       (.14)          -           -           -           -
                                                             ---------   ---------   ---------   ---------   ---------   ---------
    Net earnings (loss) to common stockholders-diluted ...   $    (.41)  $     .30   $     .93   $     .78   $     .67   $     .57
                                                             =========   =========   =========   =========   =========   =========

Common stockholders' equity (per common share outstanding)   $    7.96   $    6.94   $    6.44   $    5.24   $    4.77   $    4.37
Cash dividends paid on common stock ......................         .10         .10         .10         .10         .09         .08
Average common shares (in thousands)-diluted .............     161,782     161,787     162,770     157,590     159,684     165,502

FINANCIAL POSITION
Total assets .............................................   $   8,754   $   7,807    $   7,063  $   6,350    $   5,591  $   5,039
Notes payable ............................................       1,314         820        1,121      1,024        1,127        661
Total long-term debt .....................................       4,147       4,236        3,318      2,918        2,145      1,796
Discounted lease rentals .................................         794         515          596        742          781      1,124
Stockholders' equity .....................................       1,214       1,060          979        865          799        776

OTHER DATA
Total rents of new leases ................................   $   2,800   $   3,100    $   3,400  $   3,200    $   2,800  $   2,300
Future contractual cash flows ............................       7,063       6,731        6,089      5,440        4,903      4,380


                                  -22 and 23-

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Report and the discussion below contain forward-looking statements that are based on the beliefs of Comdisco's management, as well as assumptions made by, and information currently available to, Comdisco's management. See "Risk Factors That May Affect Future Results" on page 31 for reference to the risks, uncertainties and events that could cause those underlying beliefs and assumptions to change and cause Comdisco's results, performance and achievements in the current fiscal periods and beyond to differ materially from those expressed in, or implied by, any forward-looking statements.

BUSINESS

The company's businesses are designed to bring solutions that reduce technology cost and risk to the customer and in supporting the customer's technology infrastructure.

     The industry in which the company operates has become service oriented, with the business driven by service capabilities. Accordingly, the company is aligned into three primary business lines: 1) technology services ("Services"), which includes continuity services, storage services, web services, network services, desktop management services (marketed under the company's IT CAP Solutions brand name), and software tools to support these areas; 2) global leasing ("Leasing"), in sectors such as electronics, telecommunications, pharmaceutical, biotechnology, manufacturing and other high technology businesses, which includes the leasing and remarketing of distributed systems, such as PCs, servers, workstations and routers, communications equipment, equipment leasing and technology lifecycle management services; and 3) venture financing, referred to as Comdisco Ventures group, which provides venture leases, venture debt and direct equity financing to venture capital-backed companies. Services and Leasing are referred to as Comdisco group.

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

     On March 24, 1999, the company announced a major shift in corporate strategy, focusing on high-margin service businesses and shedding low-margin businesses, including its mainframe leasing portfolio and medical refurbishing business. In the fiscal quarter ended June 30, 1999, the company completed the sale of its mainframe computer leasing portfolio (hereinafter referred to as the "Sale") and the sale of the medical refurbishing business. The company also completed the sale of the majority of its vendor lease portfolio in September 1999.

NET EARNINGS

On October 2, 2000, the company's board of directors voted to cease funding ongoing operations of Prism Communication Services, Inc. ("Prism"), a majority-owned subsidiary. As a result of this decision, the Prism board of directors voted to cease operations and pursue the immediate sale of Prism's assets. As a result of this discontinuance, the company's fourth quarter results for fiscal 2000 reflected after-tax charges of $238 million, or $1.49 per share-diluted, for the expected loss on disposal as well as the operating losses on the discontinued operations during the quarter. All periods presented, including restatement of previously published results, reflect the results of Prism as discontinued operations.

     In conjunction with its repositioning in fiscal 1999, the company recorded a one-time pre-tax charge (the "Charge") of $150 million, $96 million after-tax, or approximately $.59 per share-diluted, in the quarter ended March 31, 1999. The components of the 1999 Charge include $100 million associated with the company's plans to exit the mainframe residual leasing business, $20 million to exit the medical refurbishing business and $30 million associated with a realignment of the service businesses. The 1999 Charge is shown as "Other" on the Consolidated Statements of Earnings.

     Net earnings from continuing operations were $255 million, or $1.58 per share-diluted in fiscal 2000, compared to $70 million, or $.44 per share-diluted, and $151 million, or $.93 per share-diluted in fiscal 1999 and 1998, respectively. Excluding the Charge, earnings from continuing operations in fiscal 1999 were $166 million, or $1.03 per share-diluted. The increase in net earnings from continuing operations in fiscal 2000 compared to fiscal 1999 was due to higher earnings contributions from Comdisco Ventures group. Excluding the Charge, the increase in net earnings from continuing operations in fiscal 1999 compared to the prior year was primarily due to remarketing activities and higher earnings contributions from Comdisco Ventures group.

     Earnings per common share (basic and diluted) in fiscal 2000 and 1999 benefited from the company's stock repurchase program, which has reduced the average common shares outstanding.

FINANCIAL CONDITION
The company's operating activities during the year ended September 30, 2000, including capital expenditures, were funded primarily by cash flow from operations (primarily lease receipts), including the realization of residual values through remarketing activities, and external financing.

     The company's capital expenditures are primarily on equipment purchased for leasing, facilities expansion and service upgrades, venture financing by Comdisco Ventures group and, in fiscal 2000 and 1999, Prism.

     o During the last five years, equipment purchased for leasing totaled $13.9 billion. Expenditures for equipment in fiscal 2000 totaled approximately $2.6 billion, including $438 million by Comdisco Ventures group. Cost of leased equipment at lease inception totaled $9.2 billion at September 30, 2000 (see Note 6 of Notes to Consolidated Financial Statements).

     o The company continues to invest additional capital to upgrade its service capabilities and enhance future continuity and other services revenues. In fiscal 2000, capital expenditures were $202 million, compared to $151 million and $87 million in fiscal 1999 and 1998, respectively. This includes additions in large systems, mid-range systems, network products and expansion of its work areas, as well as continued investment in Advance Recovery Services ("ARS"). ARS is designed to reduce the risk of data loss as well as recovery time across all market-leading platforms. The company is also investing in the development of its Web Hosting Services and in additional personnel to expand its other technology services offerings and to ensure the quality of its services offerings.

     o Comdisco Ventures group's operating activities in fiscal 2000 and 1999, including capital expenditures for equipment, venture debt originations and direct equity investment, were funded primarily by cash flow from operations and inter-group loans from Comdisco. Total net cash provided to Comdisco Ventures group was $405 million, $327 million and $33 million in fiscal 2000, 1999 and 1998, respectively.

     o During fiscal 2000, the company invested approximately $377 million in Prism, including $257 million in the development and expansion of this business. The company ceased funding Prism effective October, 2000 (see
     Note 2 of Notes to Consolidated Financial Statements).

     The company's liquidity depends on cash provided by operating activities and on its access to capital markets, specifically medium-term and senior notes, commercial paper, and on its lines of credit and the willingness of the banks to renew these lines.

     Following the announcement that the company would cease funding the ongoing operations of Prism, Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P"), and Fitch IBCA ("Fitch") lowered the company's senior unsecured credit ratings from Baa1/BBB+/A- to Baa2/BBB/BBB+. The company's short-term ratings were reaffirmed at P-2/A-2/F2. Following is a summary of the company's ratings as of October 3, 2000:

               Long-term               Short-term
           -----------------        ----------------
Agency     Rating    Outlook        Rating   Outlook
-------    --------  -------        ------   -------
Moody's    Baa2      Stable         P-2      Stable
S&P        BBB       Stable         A-2      Stable
Fitch      BBB+      Negative       F2       Stable

     On December 4, 2000, the company renewed a $275 million, 364-day revolving credit facility for another year to 2001. Negotiations for the renewal of a second $275 million, 364-day facility continue, and the company expects to complete these negotiations by late December, 2000.

CASH PROVIDED BY OPERATING ACTIVITIES: Net cash provided by operating activities was $3.2 billion, $3.2 billion and $2.9 billion in fiscal 2000, 1999 and 1998, respectively. During the last five years, net cash provided by operating activities totaled $14.0 billion.

     As of September 30, 2000, the company estimates that future contractual cash flows from leasing, services and Comdisco Ventures group could generate gross cash receipts of approximately $7.1 billion, including $3.1 billion in fiscal 2001. The company's liquidity has typically been augmented by the realization of cash from the future remarketing of leased equipment. Assuming realization of independent forecasts of equipment values at lease termination and management estimates, the estimated gross cash receipts to be provided from remarketing in future years totals $1.4 billion.

     The company's cash flow from operating activities is dependent on a number of variables, including, but not limited to, the ability of the company to implement its strategic plan and respond to external market conditions, the ability of the company to dispose of the securities held by Comdisco Ventures group, timely payment by its customers, global economic conditions and control of operating costs and expenses.

CREDIT LINES: At September 30, 2000, the company had $1.6 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which approximately $661 million was unused. The company had committed credit lines of $1.4 billion established with twenty-nine banks at September 30, 2000. Interest rates on debt outstanding under the committed lines are negotiated at the time of the borrowings based either on "bid rates" from participating banks, LIBOR plus twenty-to-twenty-two basis points or, for the two $275 million facilities expiring December, 2000, forty basis points, or at the banks' then current base rates. Average daily borrowings under committed and uncommitted lines, loan participation contracts and other bank borrowings was $1.1 billion in fiscal
2000, compared to $1.2 billion and $1.1 billion in fiscal 1999 and 1998, respectively. Average interest rates were 5.82%, 5.07% and 5.95% in fiscal 2000, 1999 and 1998, respectively.

SENIOR NOTES: The company issued $145 million of medium-term notes in fiscal 2000 pursuant to a registration statement filed in October 1998. In September 1999, the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $1.5 billion of senior debt securities with terms to be set at the time of each sale (the "1999 Shelf"). Pursuant to the 1999 Shelf, the company, in fiscal 2000 issued the following senior notes:

     o $500 million of 9.5% Notes Due August 15, 2003

     o $75 million of medium-term notes

     At September 30, 2000, an aggregate of $462 million of medium-term notes remained available for issuance under the 1999 and 1998 Shelfs.

     Subject to market conditions, the company plans to continue to be active in issuing senior debt during fiscal 2001, primarily to support the anticipated growth of the leased assets, services, Comdisco Ventures group, and, where appropriate, to refinance maturities of interest-bearing liabilities. However, market conditions during the fourth quarter of fiscal 2000 were not favorable for the company, primarily as a result of increasing interest rates and investor uncertainty and concerns about the continued cash requirements of Prism, and, to a lesser extent, Comdisco Ventures group. There can be no assurance that the company will be able to raise sufficient capital utilizing senior debt in fiscal 2001 or that such capital would be available on terms considered acceptable by the company. If the company is unable to issue senior debt in sufficient amounts or at appropriate interest rates in fiscal 2001, the company expects to use secured nonrecourse debt as its primary source of long term funding. See "Secured Nonrecourse Debt."

     Although the company has ceased funding Prism (see "Discontinued Operations"), lowered senior unsecured credit ratings, coupled with continued investor concerns about the company's financial commitment to Comdisco Ventures group, are expected to have a negative impact on the company's cost of borrowing in fiscal 2001.

SECURED NONRECOURSE DEBT: Proceeds from the discounting of lease rentals were $619 million, $341 million and $279 million in fiscal 2000, 1999 and 1998, respectively. Secured nonrecourse debt was primarily utilized as a tool to manage credit risk and concentration risk. However, the company believes that in a changing rate environment (see "Senior Notes"), secured nonrecourse debt may offer attractive financing rates and availability during fiscal 2001. The company's credit committee establishes concentration levels by credit rating and customer.

MATURITIES: At September 30, 2000, the company had debt of $3.1 billion scheduled to mature in fiscal 2001, including $1.3 billion of commercial paper and short-term bank borrowings. At September 30, 2000, the company had expected future contractual cash flows from existing lease, services and Comdisco Ventures group contracts of $3.1 billion in fiscal 2001. See Notes 7 and 8 of Notes to Consolidated Financial Statements for information on future contractual cash flows and interest-bearing liabilities, respectively.

     If the company is not able to refinance its indebtedness or obtain new financing (either through the issuance of senior notes, commercial paper, or secured nonrecourse debt), the company would have to consider other options, including: sales of some assets; sales of equity; negotiations with lenders to restructure applicable indebtedness; or other options available to the company under applicable law.

     The company believes that its estimated cash flow from operations and current financial resources will be sufficient to fund anticipated future growth and operating requirements. In addition, the company expects to continue to utilize a variety of financial instruments to fund its short- and long-term needs.

RATIOS: The ratio of debt to total stockholders' equity (the "Ratio") was 5.2:1, 5.3:1 and 5.1:1 at September 30, 2000, 1999 and 1998, respectively. During fiscal 1998, the company redeemed its outstanding preferred stock, which reduced stockholders' equity by $89 million. The 1998 Ratio was positively impacted by the company's Shared Investment Plan (see Note 14 of Notes to Consolidated Financial Statements), under which 106 senior managers of the company purchased over six million shares of the company's common stock for approximately $109 million.


RESULTS OF OPERATIONS

OVERVIEW

SERVICES: The company's technology services attained record revenues in fiscal 2000, however, higher costs, primarily associated with higher personnel costs, European expansion and investment in new service development, primarily Web Services, negatively impacted margins on the company's technology services business.

     Technology services had pre-tax earnings of $65 million compared to pre-tax earnings of $82 million (excluding the Charge in fiscal 1999, see below) and $71 million in fiscal 1999 and 1998, respectively.

     The company's business continuity services are its principal contributor to its services pre-tax earnings. Network services had pre-tax losses in fiscal 2000, 1999 and 1998, with its losses increasing in each fiscal year. Although, the company believes that network services remain an important service offering, the company will continue to evaluate alternatives to its network services strategies. Managed desktop services, marketed under the company's IT CAP, had solid growth during fiscal 2000, particularly in the fourth fiscal quarter. The company expects IT CAP to continue to provide pre-tax earnings in fiscal 2001.

     Included in the fiscal 1999 Charge was $30 million associated with the realignment of the company's service businesses, including costs associated with the relocation of its network management center and consolidation and reconfiguration of some of its continuity services facilities worldwide.

     See "Risk Factors That May Affect Future Results" for a discussion of the factors that may affect earnings contributions from services.

LEASING: Leasing volume decreased in fiscal 2000 and 1999 as compared to the prior years. The decreases in fiscal 2000 and 1999 compared to the prior years is primarily as a result of the company's decision to exit the mainframe leasing business and its focus on technology services (such as IT CAP).

     Cost of equipment placed on lease was $2.6 billion in fiscal 2000, compared to cost of equipment placed on lease of $2.9 billion and $3.3 billion in fiscal 1999 and 1998, respectively.

     In fiscal 2000, a change in the mix of leases written resulted in a higher percentage of new leases classified as direct financing leases rather than operating leases when compared to prior years. This is primarily the result of the company's decision to reduce its residual exposure in personal computers, workstations and other related desktop equipment. Accordingly, leases written for desktop equipment in fiscal 2000 were generally full payout leases (leases in which the company recovers through lease payments, all acquisition and other costs incurred with respect to the lease plus an acceptable rate of return), which resulted in their classification as direct financing leases.

     Remarketing activity, an important contributor to earnings, was at record levels throughout fiscal 2000 and was strong in fiscal 1999. The company believes that remarketing activity will continue to be an important contributor to quarterly earnings in the near and long term because of the size of the company's lease portfolio at September 30, 2000, and as a result of the residual leasing business for electronics, telecommunication, pharmaceutical, biotechnology, and manufacturing equipment. See "Risk Factors That May Affect Future Results" for a discussion of the factors that may affect remarketing activities.

COMDISCO VENTURES GROUP: Fiscal 2000 was a high growth year for Comdisco Ventures group, with record levels of new fundings for all of its financing products. Total new fundings for fiscal 2000, 1999 and 1998 by product was a follows:

(IN MILLIONS)            2000     1999     1998
                       ------    -----    -----
Leases .........       $  438    $ 206    $ 114
Debt ...........          621      334       57
Equity .........          145       40        8
                       ------    -----    -----
Total ..........       $1,204    $ 580    $ 179
                       ======    =====    =====


REVENUE

Total revenue in fiscal 2000 was approximately $3.9 billion compared to $4.2 billion in fiscal 1999 and $3.2 billion in fiscal 1998. The decrease in total revenue in fiscal 2000 compared to fiscal 1999 and the increase in fiscal 1999 compared to fiscal 1998 was primarily due to the Sale, which increased sales revenue by $485 million. See "Sales" for a discussion of sales revenue and margins.

     Technology services revenue increased 22% in fiscal 2000 compared to fiscal 1999. See "Services" for a discussion of technology services revenue.

LEASING: Total leasing revenue was $2.3 billion, $2.6 billion and $2.4 billion in fiscal 2000, 1999 and 1998, respectively. The decrease in total leasing revenue in fiscal 2000 compared to fiscal 1999 is primarily due to reduced revenue from sales-type transactions, and a reduction in operating lease revenue. Remarketing activity was strong in both fiscal 2000 and 1999 and, although sales-type revenue decreased in fiscal 2000, sales, which also represent remarketing activity, increased in the current year period. The increase in total leasing revenue in fiscal 1999 compared to fiscal 1998 was due to an increase of 44% in sales-type revenue, reflecting the company's emphasis on, and the importance of, remarketing activities.

     Operating lease revenue minus operating lease costs was $332 million, or 19.5% of operating lease revenue (the "Operating Lease Margin"), and $375 million, or 19.3% of operating lease revenue, in fiscal 2000 and 1999, respectively. The Operating Lease Margin was $369 million, or 19.5% of operating lease revenue in fiscal 1998. The company expects the Operating Lease Margin to be at approximately current levels throughout fiscal 2001, depending on the mix of equipment leased and the volume of operating leases. The decrease in operating lease revenue minus operating lease cost in the current year is due to the change in the mix of leases written, with a higher percentage of new leases classified as direct financing leases. The relatively modest increase in operating lease revenue minus operating lease cost in fiscal 1999 compared to fiscal 1998 was due to the Sale. See "Risk Factors that May Affect Future Results" for a discussion of factors that could affect the Operating Lease Margin.

     The following graph presents the Lease Margin for total leasing, operating and sales-type leases for the five years ended September 30, 2000:

                              1996   1997   1998   1999   2000
                              ----   ----   ----   ----   ----

Total leasing .............    31%    27%    26%    26%    27%
Operating lease ...........    24%    21%    20%    19%    20%
Sales-type lease ..........    26%    30%    30%    25%    25%


SALES: Revenue from sales, which includes remarketing and buy/sell activities, in fiscal 2000, 1999 and 1998 is shown in the table below:


                                           2000                          1999                      1998
                                 ------------------------    -------------------------   ------------------------
(IN MILLIONS)                    Revenue  Expense  Margin    Revenue   Expense  Margin   Revenue  Expense  Margin
                                 -------  -------  ------    -------   -------  ------   -------  -------  ------
Sales ..........................    $440     $358      19%      $293      $250      15%     $329     $275      16%
Sale of mainframe portfolio ....       -        -       -        485       485       -         -        -       -
Sale of vendor portfolio .......       -        -       -         95        93       2%        -        -       -
Sale of medical
    refurbishment business .....       -        -       -         18        18       -         -        -       -
                                    ----     ----     ---       ----      ----    ----      ----     ----     ----
                                    $440     $358      19%      $891      $846       5%     $329     $275      16%
                                    ====     ====     ===       ====      ====    ====      ====     ====     ====


SERVICES: Revenue from technology services was $637 million, $522 million and $433 million in fiscal 2000, 1999 and 1998, respectively. The increases are primarily the result of the growth in products and services. Revenue from continuity contracts, which is recognized monthly during the noncancelable continuity contract and is therefore recurring and predictable, was approximately $362 million, $325 million and $298 million during fiscal 2000, 1999 and 1998, respectively, representing approximately 57%, 62% and 69% of technology services revenue.

COMDISCO VENTURES GROUP: Comdisco Ventures group revenue of approximately $673 million in fiscal 2000 and $229 million in fiscal 1999 represent an increase of 194% and 100%, respectively, over the prior year periods. The increases were due to higher revenue from the sale of equity investments, and higher leasing revenue and interest income on venture debt.

     Total leasing revenue of $197 million for the year ended September 30, 2000 represented an increase of 67% compared to the prior year.

     Revenue from the sale of equity interests obtained in conjunction with the company's financing transactions, which is included in "Other revenue" on the Statement of Earnings, was $406 million in fiscal 2000 compared to $81 million and $15 million in fiscal 1999 and 1998, respectively. Warrant sale proceeds and capital gains for fiscal 2000, 1999 and 1998 were as follows:

(IN MILLIONS)                   2000     1999    1998
                                ----     ----    ----
Proceeds from sale of
    equity securities .......   $226     $ 11   $  2
Less: cost of equity
    securities ..............     24        5      1
                                ----     ----   ----
Capital gains ...............    202        6      1
Warrant sale proceeds .......    204       75     14
                                ----     ----   ----
Net revenue from the sale
    of equity holdings ......   $406     $ 81   $ 15
                                ====     ====   ====

     During fiscal 2000, approximately one hundred-thirteen companies were acquired or merged or completed an initial public offering, compared to sixty-two companies and thirty companies in fiscal 1999 and 1998, respectively. Comdisco Ventures group records the proceeds from the sale of warrants received in conjunction with its financing transactions as income when received. Historically, Comdisco Ventures group's general policy has been to sell its equity positions in an orderly manner as soon as possible after a liquidity event. See "Risk Factors that May Affect Future Results" for a discussion of factors that could affect the timing of, and the amounts received, from the sales of the company's equity interests in these companies.

OTHER REVENUE: Other revenue was $531 million, $122 million and $53 million in fiscal 2000, 1999 and 1998, respectively. The components of other revenue were as follows:

(IN MILLIONS)                        2000    1999     1998
                                     ----    ----     ----
Comdisco Ventures group:
    Sale of equity holdings ....     $406    $ 81     $ 15
    Interest income on notes ...       56      23        7
    Other ......................        3       1        -
                                     ----    ----     ----
                                      465     105       22
                                     ----    ----     ----
Comdisco group:
    Equity sales ...............       42      (5)       -
    Sale of receivables ........        -       -        5
    Investment income ..........       16      17        7
    Other ......................        8       5       19
                                     ----    ----     ----
                                       66      17       31
                                     ----    ----     ----
    Total other revenue ........     $531    $122     $ 53
                                     ====    ====     ====

     Investment income is primarily from the overnight investment of excess funds.

COSTS AND EXPENSES
Total costs and expenses were $3.5 billion, $4.1 billion and $3.0 billion in fiscal 2000, 1999 and 1998, respectively. The decrease in fiscal 2000 compared to the prior year is primarily due to the Sale and the Charge. Excluding the Charge, factors contributing to the higher costs and expenses in fiscal 2000 and 1999 compared to the prior years were increased costs associated with the company's technology services and higher selling, general and administrative expenses.

LEASING COSTS: Leasing costs totaled $1.7 billion in fiscal 2000, $2.0 billion in fiscal 1999 and $1.8 billion in fiscal 1998. The decrease in the fiscal 2000 compared to fiscal 1999 is due to reduced operating lease revenue resulting from the change in the mix of leases written and a reduction in sales-type lease transactions. The decrease in sales-type lease transactions is primarily a result of a higher percentage of remarketing transactions done as sales rather than as leases. The increase in fiscal 1999 compared to fiscal 1998 is due to related increases in operating lease revenue and sales-type lease revenue.

SALES COSTS: Sales costs were $358 million, $846 million and $275 million in fiscal 2000, 1999 and 1998, respectively. The decrease in fiscal 2000 compared to fiscal 1999, and the increase in fiscal 1999 compared to fiscal 1998, is primarily due to the Sale in fiscal 1999. Excluding the Sale and the sale of vendor portfolio, the increase in sales costs in fiscal 2000 compared to fiscal 1999 is due to increased remarketing transactions recorded as sales, rather than as sales-type leases. These remarketing transactions had higher margins than the sales activity in fiscal 1999. See "Sales" for information on sales margins.

SERVICES COSTS: Technology services costs were $572 million in fiscal 2000, $440 million in fiscal 1999 and $362 million in fiscal 1998. The increases were due to higher personnel costs and continued investment in new service development, including, in fiscal 2000, Web Hosting services.

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses totaled $532 million in fiscal 2000, $326 million in fiscal 1999, and $249 million in fiscal 1998. The increase in fiscal 2000 compared to fiscal 1999 is primarily due to an increase in Comdisco Ventures group incentive compensation costs as a result of gains realized on the sale of equity positions, and an increase in bad debt expense. The following table summarizes selling, general and administrative expenses:

(IN MILLIONS)                          2000        1999        1998
                                       ----        ----        ----
Incentive compensation                 $139        $ 69        $ 49
Other compensation
    and benefits                        132         120         103
Outside services                         60          40          31
Bad debt expense
    Comdisco Ventures group             112          23           5
Bad debt expense
    Comdisco group                       36          13           7
Other expenses                           53          61          54
                                       ----        ----        ----
                                       $532        $326        $249
                                       ====        ====        ====


INTEREST: Interest expense for fiscal 2000 totaled $354 million in comparison to $337 million in fiscal 1999 and $326 million in fiscal 1998, respectively. The increase in interest expense in fiscal 2000 compared to fiscal 1999 is due to higher average daily borrowings resulting from the company's increased investment in leasing, Comdisco Ventures group and Prism (see "Discontinued Operations") compared to the prior period, and higher average rates. The increase in interest expense in fiscal 1999 compared to fiscal 1998 is due to higher average daily borrowings, offset by lower average rates.

     See "Financial Condition" for a discussion of credit ratings and expected impact on interest expense in fiscal 2001. See "Qualitative Information About Market Risk" for a discussion of the anticipated impact of a changing interest rate environment on the company.

     The company borrowed significant amounts to invest in the infrastructure of its discontinued operations. In fiscal 2000 and 1999, the interest expense associated with these borrowings is included in the loss on discontinued operations through the anticipated wind down date. Subsequent to the wind down date, interest costs associated with these borrowings will be included in interest expense until such borrowing is paid off by cash flow from continuing operations. Accordingly, the company expects interest expense to increase significantly in fiscal 2001. See "Risk Factors That May Affect Future Results" for a discussion of the factors that may affect interest expense.

OTHER: See "Net earnings" for a discussion of the Charge recorded in the second quarter of fiscal 1999.

DISCONTINUED OPERATIONS: Loss from discontinued operations at Prism was $120 million, in fiscal 2000 compared to a loss of $22 million in fiscal 1999. In addition, the company recorded an estimated after-tax loss on disposal in the fourth quarter of fiscal 2000 of $202 million. The estimated loss on disposal represents the company's estimate of operational losses to be incurred through December 31, 2000 (the expected wind down date) and the expected losses from the disposition of the assets. Through November 6, 2000, Prism had received letters of intent from buyers on a portion of the equipment totaling approximately $40 million. Discussions with other potential buyers continue. Proceeds from the sale of assets, expected to total approximately $80 million, will be used to fund operating costs during its phase out period and for payment of its obligations to creditors, including Comdisco. Actual losses could differ from those estimates and will be reflected as adjustments in future financial statements. No assurances can be given that the recorded losses will be sufficient to cover the actual operational losses and losses incurred upon disposition or winding down of the discontinued operations.

INCOME TAXES
Note 10 of Notes to Consolidated Financial Statements on page 48 provides details about the company's income tax provision.

INTERNATIONAL  OPERATIONS
The company operates principally in four geographic areas: the United States, Europe, Canada and the Pacific Rim. In its operations, the company works with multinational corporations and provides global solutions in its services.

     Revenue from international operations, excluding export sales, was $828 million in fiscal 2000 compared to $905 million and $659 million in fiscal 1999 and 1998, respectively. International revenues represented 21% of the company's total revenue in fiscal 2000, 22% in fiscal 1999 and 20% in fiscal 1998.

     Geographic area data is included in Note 18 of Notes to Consolidated Financial Statements on page 56.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
This Report contains forward-looking statements that involve risks and uncertainties. The company's actual revenues and results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS: The company's operating results are subject to quarterly fluctuations resulting from a variety of factors, including earnings contributions from Comdisco Ventures group, remarketing activities and services, the timing and ability of Comdisco Ventures group to sell equity positions (see "Comdisco Ventures group" below), product announcements by manufacturers, economic conditions and variations in the financial mix of leases written. The financial mix of leases written is a result of a combination of factors, including, but not limited to, changes in customer demands and/or requirements, new product announcements, price changes, changes in delivery dates, changes in the maintenance and pricing policies of equipment manufacturers, and price competition from other lessors and finance companies.

DEPENDENCE ON PRODUCT AND MARKET: The markets for the company's principal products are characterized by rapidly changing technology, evolving industry standards, and declining prices. The company's operating results will depend to a significant extent on its ability to continue to introduce new services and to control and/or reduce costs on existing services. The success of these and other new offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the company's competitors and market acceptance.

EARNINGS CONTRIBUTIONS FROM LEASING: The market for leasing and services is characterized by rapid technological developments, evolving customer demands and frequent new product announcements and enhancements. Failure to anticipate or adapt to new technological developments or to recognize changing market conditions could adversely affect the company's business, including its lease volume, leasing revenue and earnings contributions from leasing.

    Remarketing has been and will continue to be an important factor in determining quarterly earnings. To meet earnings goals for fiscal 2001, remarketing contributions, primarily for the company's global equipment leasing businesses, must be at or above the level achieved in fiscal 2000. Quarterly operating results depend substantially upon the remarketing transactions within the quarter, which are difficult to forecast accurately. While the company is devoting resources to its remarketing activities, there can be no assurance that the company will achieve the appropriate level of activity necessary to meet or match the company's prior and desired operating results.

    The emergence of the communications market - facilities-based broadband communications companies, Internet Service Providers and other telecommunications carriers - and the growth of broadband networks provide the company with an industry in which leasing is an attractive alternative to ownership. The company's communications equipment customers are generally companies with accumulated net deficits and extensive liquidity requirements. To the extent that these companies are unable to meet their business plans, or unable to obtain funding or funding at reasonable rates to complete their business plans, there could be an increase in the company's credit losses above historical levels.

EARNINGS CONTRIBUTIONS FROM SERVICES: As a result of the evolving nature of its services business, the company has limited meaningful historical data on which to base its planned operating expenses. Accordingly, a significant portion of the company's expense levels (investment in continuity facilities and hardware, consultants, experts and back office personnel) is based in part on its expectations as to future services revenues, and is, to a large extent, fixed. Conversely, the company's revenue base has become more diverse with the growth of other technology services revenue, and therefore less recurring and less predictable than in prior years.

    To attain its services earnings contribution goals for fiscal 2001, the company must meet its obligations under the agreements underlying transactions in process at September 30, 2000 (also referred to by the company as its "sales backlog"); expand its contract subscription base (through new contract signings and contract renewals); increase its revenues from other technology services; develop, promote and sell additional service products, such as IT CAP Solutions, advanced recovery services, availability options, remote computing services and web hosting; and contain costs. The company must also successfully compete with organizations offering similar services.

    The company's ability to obtain new business and realize revenue on its sales backlog depends on its ability to anticipate technological changes, develop services to meet customer requirements and achieve delivery of services that meet customer requirements. In addition, there can be no assurance that the company will be able to maintain and/or increase its margins on technology services in fiscal 2001.

    Comdisco's business is becoming more service oriented, with the business driven by the company's service offerings. These transactions, which generally include a combination of services and leasing, are more complex than the company's traditional leasing business. In addition, because these service offerings represent new services, the company has to spend more time explaining the value of these services to the customer. Accordingly, one of the impacts of the company's changing business model is the lengthening of the sales cycle - the length of time between initial sales contact and final delivery of contracts
- as compared to its traditional leasing business. This increase in the sales cycle results in an increase in negotiations in progress which ultimately impacts the timing of revenue, earnings and volume recognition.

COMDISCO VENTURES GROUP: Comdisco Ventures group has made loans to and equity investments in various privately held companies. These companies, typically in an early stage of development with limited operating histories, limited or no resources, may be expected to incur substantial losses and may be unable to complete their business plans. Accordingly, investments in these companies may not result in any return and the company may lose its entire investment and/or principal balance. Equity instruments held by the company are generally subject to lockups restricting its ability to sell until several months after an initial public offering. The public market for high technology and other emerging growth companies is extremely volatile, increasing the risk of such equity investments. Such volatility may adversely affect the ability of the company to dispose of the equity securities and the value of those securities on the date of sale. To the extent these companies do not meet their plans or the company is unable to dispose of its equity securities, the company's business and financial results may suffer.

    There can be no assurance that the company's relationships with venture capital organizations can be maintained or sustained. To the extent that the company is unable to maintain these relationships, its ability to identify potential customers may be substantially impaired.

    Comdisco Ventures group policy with respect to disposition of its equity holdings is not intended to, and does not, assure that Comdisco Ventures group will maximize its return on any particular holding. Furthermore, because the creation of a public market or an acquisition/merger is beyond Comdisco Ventures group's control and is difficult, if not impossible, to predict, its operating results are subject to significant and material quarterly fluctuations. Fluctuations in future quarters may be greater than those experienced in past quarters as a result of the growth in the number of direct equity financings made by the company, market volatility for emerging growth companies and the company's focus on Internet-related, communications and other high-technology companies. For those securities without a public trading market, the realizable value of Comdisco Ventures group's interests may prove to be lower than the carrying value currently reflected in the financial statements.

    Comdisco Ventures group depends on certain important employees and the loss of those employees could harm and disrupt Comdisco Ventures group's business.

INTEREST RATES: Historically, a changing interest rate environment did not impact the company's margins since the effects of higher or lower borrowing costs would be reflected in the rates on newly leased assets or in the fees for technology services. If the company's borrowing costs increase in fiscal 2001, there can be no assurance that the company will be able to reflect such increases in its lease rates or service fees. Factors which may impact the company's ability to adjust its rates or otherwise mitigate the impact of increasing cost of funds in fiscal 2001 are the market for secured nonrecourse debt, interest rate spreads on company borrowings compared to similarly rated companies and organizations, changes, if any, in the company's terms and conditions under its lines of credit and other market concerns, including the company's commitments to Comdisco Ventures group. Many, if not all, of these factors are beyond the control of the company.

    The company borrowed significant amounts to invest in the infrastructure of its discontinued operations. After the wind down date, interest costs associated with these borrowings will be included in interest expense until such borrowing is paid off by cash flow from operations. Accordingly, the company expects interest expense to increase significantly in fiscal 2001. In order to meet earnings goals for fiscal 2001, the company must increase (compared to fiscal
2000) its earnings contributions from leasing, including from remarketing activities, margins on services, and cash flow from operating activities. In addition, the company must dispose of its equity securities (See "Comdisco Ventures group" above), manage its capital expenditures and control costs and expenses.

ECONOMIC CONDITIONS: The economic environment has been sustained over a number of years and was the longest period of continuous economic growth in the last thirty years. This environment encouraged entrepreneurs to conceive, develop and bring to market new products and services. Comdisco Ventures group targeted these early-stage companies for its services and products. The recent slow down in economic growth could materially affect the market in which Comdisco Ventures group operates.

    Many of the companies to which the company provides financing are dependent on third parties for liquidity. Any significant change in the availability of funds would have a material impact on the company's customer base, and, potentially, the collectability of its lease and venture debt receivables, as well as, the fair market value of its equity holdings.

    In the present economic climate, Comdisco Ventures group's customers may not be able to complete securities offerings and Comdisco Ventures group may not be able to generate gains or receive proceeds from the sale of equity holdings.

    A slow down in economic growth may result in companies either reducing their capital budgets, or delaying equipment upgrades and enhancements.

OTHER FACTORS: Other uncertainties include continued business conditions, trend of movement to client/server environment, competition, including competition from other technology service providers, reductions in technology budgets and related spending plans and price competition from other technology service providers.

    Due to all of the foregoing factors, in some future quarter the company's operating results may fall below the expectations of securities analysts and investors. In such an event, the trading price of the company's common stock would likely be materially and adversely affected. Many of the factors that will determine results of operations are beyond Comdisco's ability to control or predict.

    The company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, further events or otherwise.

OTHER MATTERS

QUALITATIVE INFORMATION ABOUT MARKET RISK: The company's primary market risk exposures are equity security price risk and interest rate risk, primarily related to the company's interest-bearing obligations.

    Generally, a changing interest rate environment does not impact the company's margins since the effects of higher or lower borrowing costs would be reflected in the rates on newly leased assets. In addition, the company attempts to match the maturities of its borrowings with the cash flows from its leased assets and notes receivables, thereby reducing the company's interest rate exposure.

    The company has an on-going program to manage its assets and liabilities. This program includes establishing levels of fixed and floating rate debt, liquidity and duration analysis, monitoring credit quality of the lease portfolio and related account review procedures and oversight of interest rate and foreign exchange hedging policies. This program includes the use of derivatives in certain identifiable situations to manage risk. The company does not speculate on interest rates, but rather manages its portfolio of assets and liabilities to mitigate the impact of interest rate fluctuations. The company does not use derivatives for trading purposes. See Note 8 of Notes to Consolidated Financial Statements for information on the company's average daily borrowings, the company's derivative financial instruments, comprising of interest rate swaps and foreign currency forward exchange contracts, and effective interest rates.

    The table below presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for the company's notes payable, term notes and senior notes.



(IN MILLIONS)                 2001       2002       2003      2004      2005+
                              ----       ----       ----      ----      ----
Notes payable
    Fixed rate ........     $1,314      $   -      $   -     $   -     $   -
    Average
       interest rate ..       6.53%
Term notes
    Floating rate .....        428        193         59        15         -
    Average
       interest rate ..       6.58%      6.58%      6.58%     6.58%        -
Senior notes
    Fixed rate ........      1,009      1,406        770         -       267
    Average
       interest rate ..       6.67%      6.42%      8.43%        -      6.13%


    As  the  above  table  incorporates  only  the  company's   interest-bearing
obligations and not its lease portfolio, the information presented therein has limited predictive value.

    The company's investment in equity securities is subject to market price risk as of September 30, 2000. A 10% decrease in market values would reduce the carrying value of the company's publicly traded equity securities by $85 million. Many of these equity securities are highly volatile stocks.

RECENTLY ISSUED PROFESSIONAL ACCOUNTING STANDARDS: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was later amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133 (collectively, SFAS No. 133 or the Standard). The Standard requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivatives and whether they qualify for hedge accounting. The company adopted the new Standard on October 1, 2000. Adoption of the Standard will be recorded as a cumulative effect of a change in accounting principle and will not result in restatement of previously issued financial statements. The company has assessed the impact of adoption on its consolidated financial statements and believes the impact will not be material.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which was later amended by SAB No. 101A and SAB No. 101B. These SABs, which provide guidance on the recognition, presentation and disclosure of revenue in financial statements, are effective in the first quarter of fiscal 2001 and are not expected to have a material impact on the company's consolidated financial statements.

    In September 2000, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on Issue 00-19, "Determination of Whether Share Settlement is Within the Control of the Issuer for Purposes of Applying Issue No. 96-13, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The consensus provides specific guidance regarding when a contract indexed to a company's own stock must be classified in stockholders' equity versus classified as an asset or liability. Any new contracts entered into after the date of consensus must comply with the consensus, and any contracts outstanding as of the September 2000 consensus date are grandfathered until June 2001 before compliance is required. Management anticipates that compliance with the consensus will not have a material impact on the company's consolidated financial statements.

INFLATION: The company does not consider the present rate of inflation to have a significant impact on the businesses in which it operates.

CONSOLIDATED STATEMENTS OF EARNINGS
COMDISCO, INC. AND SUBSIDIARIES
YEARS ENDED SEPTEMBER 30,
(IN MILLIONS EXCEPT PER SHARE DATA)

                                                                 2000       1999       1998
                                                               -------    -------    -------
REVENUE
Leasing:
    Operating ..............................................   $ 1,700    $ 1,938    $ 1,897
    Direct financing .......................................       178        162        155
    Sales-type .............................................       381        543        376
                                                               -------    -------    -------
       Total leasing .......................................     2,259      2,643      2,428

Sales ......................................................       440        891        329
Technology services ........................................       637        522        433
Other ......................................................       531        122         53
                                                               -------    -------    -------
    Total revenue ..........................................     3,867      4,178      3,243
                                                               -------    -------    -------

COSTS AND EXPENSES
Leasing:
    Operating ..............................................     1,368      1,563      1,528
    Sales-type .............................................       285        406        263
                                                               -------    -------    -------
       Total leasing .......................................     1,653      1,969      1,791

Sales ......................................................       358        846        275
Technology services ........................................       572        440        362
Selling, general and administrative ........................       532        326        249
Interest ...................................................       354        337        326
Other ......................................................         -        150          -
                                                               -------    -------    -------
    Total costs and expenses ...............................     3,469      4,068      3,003
                                                               -------    -------    -------
Earnings from continuing operations before income taxes ....       398        110        240
Income taxes ...............................................       143         40         87
                                                               -------    -------    -------
Earnings from continuing operations ........................       255         70        153
Loss from discontinued operations (net of taxes) ...........      (322)       (22)         -
Preferred dividends ........................................         -          -         (2)
                                                               -------    -------    -------
Net earnings (loss) to common stockholders .................   $   (67)   $    48    $   151
                                                               =======    =======    =======
Basic earnings (loss) per common share:
    Earnings from continuing operations ....................   $  1.68    $   .46    $   .99
    Loss from discontinued operations ......................     (2.12)      (.14)         -
                                                               -------    -------    -------
    Net earnings (loss) ....................................   $  (.44)   $   .32    $   .99
                                                               =======    =======    =======
Diluted earnings (loss) per common share:
    Earnings from continuing operations ....................   $  1.58    $   .44    $   .93
    Loss from discontinued operations ......................     (1.99)      (.14)         -
                                                               -------    -------    -------
    Net earnings (loss) ....................................   $  (.41)   $   .30    $   .93
                                                               =======    =======    =======
See accompanying notes to consolidated financial statements


CONSOLIDATED BALANCE SHEETS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS EXCEPT PER SHARE DATA)

                                                                           YEARS ENDED SEPTEMBER 30,
                                                                               2000       1999
                                                                           ----------- ------------
ASSETS
Cash and cash equivalents ...............................................   $   316    $   361
Cash-legally restricted .................................................        54         46
Receivables, net ........................................................     1,181        735
Inventory of equipment ..................................................       127        115
Leased assets:
    Direct financing and sales-type .....................................     2,316      2,107
    Operating (net of accumulated depreciation) .........................     3,161      3,516
                                                                            -------    -------
       Net leased assets ................................................     5,477      5,623
                                                                            -------    -------
Property, plant and equipment, net ......................................       287        229
Equity securities .......................................................       899        252
Other assets ............................................................       413        446
                                                                            -------    -------
                                                                            $ 8,754    $ 7,807
                                                                            =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable ...........................................................   $ 1,314    $   820
Term notes ..............................................................       695        550
Senior notes ............................................................     3,452      3,686
Accounts payable ........................................................       182        263
Income taxes:
    Current .............................................................        11         15
    Deferred ............................................................       404        367
Other liabilities .......................................................       688        531
Discounted lease rentals ................................................       794        515
                                                                            -------    -------
                                                                              7,540      6,747
                                                                            -------    -------
Stockholders' equity:
    Preferred stock $.10 par value
       Authorized 100,000,000 shares; Series C and Series D .............         -          -
    Comdisco stock $.10 par value. Authorized 750,000,000 shares;
       issued 225,151,420 (223,464,344 in 1999) .........................        23         22
    Comdisco Ventures stock $.10 par value. Authorized 750,000,000 shares
       (none issued) ....................................................         -          -
    Additional paid-in capital ..........................................       360        302
    Accumulated other comprehensive income ..............................       317         58
    Retained earnings ...................................................     1,051      1,134
                                                                            -------    -------
                                                                              1,751      1,516
    Comdisco stock held in treasury, at cost; 72,582,053 shares
       (70,672,094 in 1999) .............................................      (537)      (456)
                                                                            -------    -------
       Total stockholders' equity .......................................     1,214      1,060
                                                                            -------    -------
                                                                            $ 8,754    $ 7,807
                                                                            =======    =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
COMDISCO, INC. AND SUBSIDIARIES
YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998
(IN MILLIONS EXCEPT PER SHARE DATA)

                                                                                          Accumulated
                                                                     Additional  Deferred    other                  Common
                                                  Preferred   Common    paid-in   compen- comprehensive  Retained   stock in
                                                      stock    stock    capital    sation    income      earnings   treasury  Total
                                                  ---------   ------   --------  -------- -------------  --------   --------  -----
BALANCE AT SEPTEMBER 30, 1997 ....................   $   89   $   11    $  178    $   (3)     $  (20)     $  965     $ (355)  $ 865
Net earnings .....................................                                                           153                153
Translation adjustment ...........................                                                 7                              7
    Total comprehensive income ...................                                                                              160
Cash dividends-preferred .........................                                                            (2)                (2)
Cash dividends-common ($.10 per share) ...........                                                           (15)               (15)
Shared Investment Program ........................                          77                                           31     108
Stock options exercised ..........................                          (4)                                          24      20
Reduction of guaranteed ESOP debt ................                                     3                                          3
Purchase of preferred stock ......................      (89)                                                                    (89)
Purchase of common stock .........................                                                                      (88)    (88)
Stock split ......................................                11       (11)
Income tax benefits resulting from the
    exercise of non-qualified stock options ......                          17                                                   17
                                                     ------   ------    ------    ------      ------      ------     ------   -----
BALANCE AT SEPTEMBER 30, 1998 ....................       --       22       257        --         (13)      1,101       (388)    979
                                                     ------   ------    ------    ------      ------      ------     ------   -----
Net earnings .....................................                                                            48                 48
Translation adjustment ...........................                                               (21)                           (21)
Change in unrealized gain ........................                                                92                             92
    Total comprehensive income ...................                                                                              119
Cash dividends-common ($.10 per share) ...........                                                           (15)               (15)
Stock options exercised ..........................                          21                                           14      35
Purchase of common stock .........................                                                                      (82)    (82)
Income tax benefits resulting from the
    exercise of non-qualified stock options ......                          24                                                   24
                                                     ------   ------    ------    ------      ------      ------     ------   -----
BALANCE AT SEPTEMBER 30, 1999 ....................       --       22       302        --          58       1,134       (456)  1,060
                                                     ------   ------    ------    ------      ------      ------     ------   -----
Net loss .........................................                                                           (67)               (67)
Translation adjustment ...........................                                               (64)                           (64)
Change in unrealized gain ........................                                               323                            323
    Total comprehensive income ...................                                                                              192
Cash dividends-common ($.10 per share) ...........                                                           (16)               (16)
Stock options exercised ..........................                 1        26                                           10      37
Purchase of common stock .........................                                                                      (91)    (91)
Income tax benefits resulting from the
    exercise of non-qualified stock options ......                          32                                                   32
                                                     ------   ------    ------    ------      ------      ------     ------   -----
BALANCE AT SEPTEMBER 30, 2000 ....................   $   --   $   23    $  360    $   --      $  317      $1,051     $ (537) $1,214
                                                     ======   ======    ======    ======      ======      ======     ======   =====

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS)

                                                                   YEARS ENDED SEPTEMBER 30,
                                                                  2000       1999       1998
                                                               -------    -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
Cash flows from operating activities:
    Operating lease and other leasing receipts .............   $ 1,789    $ 2,002    $ 2,013
    Direct financing and sales-type leasing receipts .......     1,107        958        905
    Sale of direct financing and sales-type receivables ....         -          -        125
    Sale of portfolio ......................................         -        502          -
    Leasing costs, primary rentals paid ....................       (10)       (14)       (20)
    Sales ..................................................       467        316        335
    Sales costs ............................................      (116)      (105)       (69)
    Technology services receipts ...........................       609        485        408
    Technology services costs ..............................      (470)      (390)      (278)
    Notes receivable receipts ..............................       272         66         33
    Warrant proceeds .......................................       470         55         15
    Other revenue ..........................................        13         22         29
    Selling, general and administrative expenses ...........      (384)      (309)      (249)
    Interest ...............................................      (351)      (338)      (326)
    Income taxes ...........................................       (57)       (12)       (34)
                                                               -------    -------    -------
       Net cash provided by continuing operations ..........     3,339      3,238      2,887
       Net cash used by discontinued operations ............      (120)       (19)         -
                                                               -------    -------    -------
       Net cash provided by operating activities ...........     3,219      3,219      2,887
                                                               -------    -------    -------
Cash flows from investing activities:
    Equipment purchased for leasing ........................    (2,558)    (2,838)    (3,026)
    Investment in continuity and network services facilities      (202)      (151)       (87)
    Notes receivable .......................................      (626)      (334)       (57)
    Equity investments .....................................      (176)       (43)        (8)
    Capital expenditures on discontinued operations ........      (257)      (117)        (8)
    Other ..................................................       (31)        22          6
                                                               -------    -------    -------
       Net cash used in investing activities ...............    (3,850)    (3,461)    (3,180)
                                                               -------    -------    -------
Cash flows from financing activities:
    Discounted lease proceeds ..............................       619        341        279
    Net increase (decrease) in notes and term notes payable        639       (301)        97
    Issuance of senior notes ...............................       802      1,842      1,017
    Maturities and repurchases of senior notes .............    (1,036)      (924)      (617)
    Principal payments on secured debt .....................      (340)      (322)      (425)
    Common stock purchased and placed in treasury ..........       (91)       (82)       (88)
    Preferred stock purchased ..............................         -          -        (89)
    Dividends paid on common stock .........................       (16)       (15)       (15)
    Dividends paid on preferred stock ......................         -          -         (2)
    Shared Investment Program ..............................         -          -        109
    Issuance of Prism Communication Services common stock ..        11          -          -
    Decrease (increase) in legally restricted cash .........        (8)       (16)        15
    Other ..................................................         6         17         38
                                                               -------    -------    -------
       Net cash provided by financing activities ...........       586        540        319
                                                               -------    -------    -------
Net increase (decrease) in cash and cash equivalents .......       (45)       298         26
Cash and cash equivalents at beginning of period ...........       361         63         37
                                                               -------    -------    -------
Cash and cash equivalents at end of period .................   $   316    $   361    $    63
                                                               =======    =======    =======

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
COMDISCO, INC. AND SUBSIDIARIES
(IN MILLIONS)

                                                                             YEARS ENDED SEPTEMBER 30,
                                                                            2000       1999       1998
                                                                         -------    -------    -------
RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS
TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Earnings from continuing operations ..................................   $   255    $    70    $   153
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
    Leasing costs, primarily depreciation and amortization ...........     1,643      1,954      1,771
    Leasing revenue, primarily principal portion of direct
       financing and sales-type lease rentals ........................       637        327        452
    Sale of direct financing and sales-type receivables ..............         -          -        125
    Cost of sales ....................................................       242        641        193
    Technology services costs, primarily depreciation and amortization       103         50         84
    Interest .........................................................         3          -          -
    Income taxes .....................................................        86         15         45
    Principal portion of notes receivable ............................       216         43         26
    Selling, general, and administrative expenses ....................       148         16          -
    Income tax benefit resulting from the exercise of
       non-qualified stock options ...................................        32         24         17
    Other expense ....................................................         -        150          -
    Other, net .......................................................       (26)       (52)        21
                                                                         -------    -------    -------
       Net cash provided by continuing activities ....................     3,339      3,238      2,887
       Net cash used by discontinued operations ......................      (120)       (19)         -
                                                                         -------    -------    -------
       Net cash provided by operating activities .....................   $ 3,219    $ 3,219    $ 2,887
                                                                         =======    =======    =======
SUPPLEMENTAL SCHEDULE OF NONCASH
FINANCING ACTIVITIES:
    Reduction of discounted lease rentals in lease portfolio sale ....   $     -    $   100    $     -
                                                                         =======    =======    =======

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: Comdisco provides global technology services to help its customers maximize technology functionality, predictability and availability. The company offers a complete suite of information technology services including business continuity, storage services, network services, web hosting services, and IT Control and Predictability Solutions. Comdisco also offers equipment services to key vertical industries, including electronics, telecommunications, pharmaceutical, biotechnology and manufacturing. Through Comdisco Ventures group, it provides equipment leasing and other financing and services to venture capital-backed companies.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. The carrying value of property, plant and equipment is assessed annually and/or when factors indicating an impairment are present. If an impairment is present, the assets are reported at the lower cost of carrying value or fair value.

    The company capitalized costs associated with the design and implementation of the Prism network, including internally and externally developed software. Capitalized external software costs included the actual costs to purchase existing software from vendors. Capitalized internal software costs generally included personnel costs incurred in the enhancement and implementation of purchased software packages.

INVESTMENT IN EQUITY SECURITIES: The company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities classified as available-for-sale are carried at fair value, based on quoted market prices, net of estimated commission expenses, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. Equity investments for which there is no readily determinable fair value are carried at cost.

WARRANTS: The company's investments in warrants (received in connection with its lease or other financings) are initially recorded at zero cost and carried in the financial statements as follows:

     o Warrants that meet the criteria for classification as available-for-sale are carried at fair value based on quoted market prices with unrealized gains excluded from earnings and reported in accumulated other comprehensive income.

     o Warrants that do not meet the criteria for classification as a marketable security are carried at zero value.

The proceeds received from the sale or liquidation are recorded as income on the trade date.

DERIVATIVES: Interest rate differentials on swaps are accrued as interest rates change over the contract period. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Unrealized gains and losses on forward contracts are deferred on the balance sheet until they are realized. See
Note 8 of the Notes to Consolidated Financial Statements for financial information concerning derivatives.

EARNINGS PER COMMON SHARE: Earnings per common share-basic are computed by dividing the net earnings to common stockholders by the weighted average number of common shares outstanding for the period. Earnings per common share-diluted reflect the maximum dilution that would have resulted from the exercise of stock options. Earnings per common share-diluted are computed by dividing the net earnings to common stockholders by the weighted average number of common shares outstanding and all dilutive stock options (dilutive stock options are based on the treasury stock method). Anti-dilutive stock options were immaterial for fiscal 2000, 1999 and 1998.

STOCK-BASED COMPENSATION: The company utilizes the intrinsic value based method of accounting for its stock-based compensation arrangements.

RECLASSIFICATIONS: Certain reclassifications have been made in the 1998 and 1999 financial statements to conform to the 2000 presentation.


NOTE 2
DISCONTINUED OPERATIONS

The company acquired Prism Communication Services, Inc. ("Prism"), a provider of dedicated high-speed connectivity, on February 28, 1999, for a cash purchase of approximately $53 million, of which approximately $45 million was paid in fiscal 1999. From the date of acquisition through September 30, 2000, the company provided Prism with cash totaling $478 million for the expansion of its network and for its operating costs.

    On October 1, 2000, the company's board of directors voted to cease funding ongoing operations of Prism. As a result of this decision, the Prism board of directors voted to cease operations and pursue the immediate sale of Prism's assets. As of October 2, 2000, Prism had thirty-three carrier class switches and over three hundred collocations. Through November 6, 2000, Prism had received letters of intent from buyers on a portion of the equipment totaling approximately $40 million. Discussions with other potential buyers continue. Proceeds from the sale of assets, estimated to total approximately $80 million, will be used to fund operating costs during its phase out period and for payment of its obligations to creditors, including Comdisco.

    Prism's results of operations have been shown as discontinued operations through the expected disposition in the first quarter of fiscal 2001.

    Following is summary financial information for the company's discontinued operations:

(IN MILLIONS)                         2000     1999     1998
                                     -----    -----     ----

Revenue ..........................   $   4    $   1    $   -
Loss from discontinued operations:
  Before income taxes ............    (196)     (35)       -
  Income tax benefit .............     (76)     (13)       -
                                     -----    -----    -----
  Net ............................    (120)     (22)       -
Estimated loss on disposal:
  Before income taxes ............    (331)       -        -
  Income tax benefit .............    (129)       -        -
                                     -----    -----    -----
  Net ............................    (202)       -        -
                                     -----    -----    -----
  Total ..........................   $(322)   $ (22)   $   -
                                     =====    =====    =====

    Interest expense charged to discontinued operations was $29 million and $2 million in 2000 and 1999, respectively. Interest expense for the period subsequent to the measurement date included in the estimated loss on disposal of $9 million was calculated based on debt attributed to the Prism operations.

    The estimated loss on disposal before income taxes of the discontinued operations includes the following:

(IN MILLIONS)
Carrying value of net assets in excess of
  anticipated proceeds ......................   $256
Expenses of asset disposal and anticipated
operating loss for the period October 3, 2000
through the estimated date of disposal ......     75
                                                ----
Loss on disposal before income taxes ........   $331
                                                ====

Goodwill written off totaled $52 million.

    Expenses of asset disposal and anticipated operating losses represent the company's estimate of operational losses to be incurred and the expected losses from disposition of the operations. Actual losses could differ from those estimates and will be reflected as adjustments in future financial statements. No assurances can be given that the recorded losses will be sufficient to cover the actual operational losses and losses incurred upon asset disposition or winding down of the discontinued operations.

NOTE 3
SALE OF ASSETS

On March 24, 1999, the company announced a major shift in corporate strategy, focusing on high-margin service businesses and shedding low-margin businesses, including its mainframe leasing and vendor lease portfolios and its medical refurbishing business. In conjunction with this repositioning, the company recorded a pre-tax charge of $150 million, $96 million after tax, or approximately $.59 per share, in the quarter ended March 31, 1999. The components of the pre-tax charge included $100 million associated with the company's plan to exit the mainframe residual leasing business, $20 million to exit the medical refurbishing business and $30 million associated with the realignment of the company's services businesses. On May 3, 1999, the company announced it had reached an agreement in principle to sell its mainframe computer leasing portfolio. The sale of the mainframe portfolio and the sale of the medical refurbishing business were both concluded in the fiscal quarter ended June 30, 1999. The sale of a majority of the vendor lease portfolio was completed in the quarter ended September 30, 1999.

    The primary component of the pre-tax charge for selling its mainframe residual leasing business and its medical refurbishing business was asset writedowns, which totaled $90 million and $20 million, respectively. The primary components of the pre-tax charge for realignment of the services business were asset writedowns totaling $20 million and lease termination fees totaling $5 million, both as a result of closing facilities. At September 30, 1999, the company had $4 million included in other liabilities related to the charge ($0 at September 30, 2000), consisting of the $150 million pre-tax charge, less asset writedowns totaling $130 million, other costs of $15 million and cash payments of $1 million.

LEASING

NOTE 4
LEASE ACCOUNTING POLICIES

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

o Operating leases - Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Costs and expenses are principally depreciation of the equipment. Depreciation is recognized on a straight-line basis over the lease term to the company's estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. In estimating the equipment's fair value at lease termination, the company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The company's estimates are reviewed continuously to ensure realization, however the amounts the company will ultimately realize could differ from the amounts assumed in determining depreciation on the equipment in the operating lease portfolio at September 30, 2000.

o Initial direct costs related to operating and direct financing leases, including salesperson's commissions, are capitalized and amortized over the lease term.

NOTE 5
LEASED ASSETS

The components of the net investment in direct financing and sales-type leases as of September 30 are as follows:
(IN MILLIONS)
                                        2000       1999
                                      ------     ------
Minimum lease payments receivable     $2,400     $2,162
Estimated residual values ........       218        219
Less: unearned revenue ...........      (302)      (274)
                                      ------     ------
Net investment in direct financing
  and sales-type leases ..........    $2,316     $2,107
                                      ======     ======
    Unearned  revenue is  recorded  as  leasing  revenue  over the lease  terms.


Operating leased assets include the following as of September 30:
(IN MILLIONS)
                                        2000       1999
                                      ------    -------
Operating leased assets ......        $5,693     $6,054
Less: accumulated depreciation
   and amortization ..........        (2,532)    (2,538)
                                      ------    -------
Net ..........................        $3,161    $ 3,516
                                      ======    =======

NOTE 6
LEASE PORTFOLIO INFORMATION

The size of the company's lease portfolio can be measured by the cost of leased assets at the date of lease inception. Cost at lease inception represents either the equipment's original cost or its net book value at termination of a prior lease. The following table summarizes, by year of lease commencement and by year of projected lease termination, the cost at lease inception for all leased assets recorded at September 30, 2000 (in millions):

                    Cost at
YEAR LEASE            lease            PROJECTED YEAR OF LEASE TERMINATION
COMMENCED         inception       01       02        03        04       05+
----------        ---------    ------   ------    ------    ------    ------
1996
  and prior          $  870    $  541   $  233    $   56    $   20     $  20
1997                    967       541      231       156         3        36
1998                  1,949     1,070      363       408        67        41
1999                  2,614       601    1,100       436       321       156
2000                  2,844        87      323     1,150       996       288
                     ------    ------   ------    ------    ------    ------
                     $9,244    $2,840   $2,250    $2,206    $1,407    $  541
                     ======    ======   ======    ======    ======    ======

    The following table summarizes the estimated net book value at lease termination for all leased assets recorded at September 30, 2000. The table is presented by year of lease commencement and by year of projected lease termination (in millions):

                   Net book
                      value
YEAR LEASE         at lease       PROJECTED YEAR OF LEASE TERMINATION
COMMENCED       termination       01         02        03        04       05+
----------      -----------    ------    ------    ------    ------    ------
1996
  and prior          $   41    $   32    $    8    $    1    $    -    $    -
1997                     83        56        26         1         -         -
1998                    251       160        58        32         1         -
1999                    395        91       148       105        44         7
2000                    318        16        39        92       129        42
                     ------    ------    ------    ------    ------    ------
                     $1,088    $  355    $  279    $  231    $  174    $   49
                     ======    ======    ======    ======    ======    ======

LIQUIDITY

NOTE 7
FUTURE CONTRACTUAL CASH FLOWS

Presented below is a summary of future noncancelable lease rentals on owned equipment, future technology services revenue, including noncancelable continuity contracts, and maturities of notes receivable (collectively, "cash in-flows").

    The summary presents expected cash in-flows due in accordance with the contractual terms in existence as of September 30, 2000.



                                                                    YEARS ENDING SEPTEMBER 30,
                                                    -----------------------------------------------------
(IN MILLIONS)                                           01       02       03       04       05+     Total
                                                    ------   ------   ------   ------    ------    ------
Expected future cash in-flows:
    Operating leases-leasing ....................   $  980   $  559   $  277   $  109    $   30    $1,955
    Operating leases-Comdisco Ventures group ....      264      228      120       15         -       627
    Notes receivable-Comdisco Ventures group ....      296      320      170        4         -       790
    Direct financing and sales-type
      leases-leasing ............................    1,066      721      388      128       106     2,409
    Direct financing and sales-type
      leases-Comdisco Ventures group ............        3        1        -        -         -         4
    Technology services .........................      469      342      231      128       108     1,278
                                                    ------   ------   ------   ------    ------    ------
      Total .....................................   $3,078   $2,171   $1,186   $  384    $  244    $7,063
                                                    ======   ======   ======   ======    ======    ======




FINANCING

NOTE 8
INTEREST-BEARING LIABILITIES

Interest-bearing liabilities include the following:


                                                        2000                              1999
                                        --------------------------------   --------------------------------
                                         At September 30       Average     At September 30        Average
(IN MILLIONS)                            Balance   Rate   Balance   Rate   Balance    Rate    Balance     Rate
                                         -------  -----  --------  -----   -------   -----    -------    -----
Notes payable:
    Credit lines and loan
    participation contracts .........   $  729    6.44%  $  491    5.77%    $  369    4.19%    $  593    5.04%
    Commercial paper ................      585    6.64%     567    5.87%       451    5.42%       586    5.11%
Term notes ..........................      695    6.58%     596    6.69%       550    5.25%       550    5.52%
Senior notes ........................    3,452    6.92%   3,629    6.72%     3,686    6.45%     3,155    6.59%
Discounted lease rentals ............      794    6.82%     579    5.59%       515    6.60%       576    6.76%
                                        ------    -----  ------   ------    ------    -----    ------   ------
                                        $6,255    6.79%  $5,862    6.44%    $5,571    6.11%    $5,460    6.17%
                                        ======    =====  ======   ======    ======    =====    ======   ======

    The changes in financing activities for the years ended September 30 were as follows (notes payable changes are shown net):

                                         2000                                                         1999
                     ------------------------------------------------    ---------------------------------------------------------
                     Outstanding              Maturities  Outstanding    Outstanding               Maturities          Outstanding
                       beginning                     and          end      beginning                      and                  end
(IN  MILLIONS)          of  year  Issuances  repurchases     of  year       of  year   Issuances  repurchases   Other      of year
                     -----------  ---------  -----------  -----------    -----------   ---------  -----------   -----  -----------
Notes payable:
   Credit lines and
   loan participation
   contracts ........     $  369     $  360      $     -       $  729       $  774       $    -      $  (405)   $    -     $   369
   Commercial paper .        451        134            -          585          347          104            -         -         451
Term notes ..........        550        145            -          695          550            -            -         -         550
Senior notes ........      3,686        802       (1,036)       3,452        2,768        1,842         (924)        -       3,686
Discounted
   lease rentals ....        515        619         (340)         794          596          341         (322)     (100)        515
                          ------     ------      -------       ------       ------       ------      -------    ------      ------
                          $5,571     $2,060      $(1,376)      $6,255       $5,035       $2,287      $(1,651)   $ (100)     $5,571
                          ======     ======      =======       ======       ======       ======      =======    ======      ======


    The annual maturities of all interest-bearing liabilities at September 30, 2000 are shown in the table below:

                                 YEARS ENDING SEPTEMBER 30,
                      ------------------------------------------------
(IN MILLIONS)           01      02      03      04      05+      Total
                      ----    ----    ----    ----     ----      -----
Notes payable:
  Credit lines
   and loan
   participation
   contracts ...    $  729  $    -   $   -   $   -   $    -    $  729
  Commercial
   paper .......       585       -       -       -        -       585
Term notes .....       428     193      59      15        -       695
Senior notes ...     1,009   1,406     770       -      267     3,452
Discounted
  lease rentals        348     250     149      45        2       794
                     -----   -----   -----   -----    -----    ------
                    $3,099  $1,849   $ 978   $  60    $ 269    $6,255
                     =====   =====   =====   =====    =====    ======


NOTES PAYABLE: The company had the following unsecured bank lines available in the United States and foreign countries at September 30:



(IN MILLIONS)                      2000     1999
                                 ------   ------
Total credit lines:
  Committed ..................   $1,372   $1,312
  Uncommitted ................      248      289
                                 ------   ------
                                 $1,620   $1,601
                                 ======   ======

Utilized at September 30:
  Committed ..................   $  915   $  756
  Uncommitted ................       44       44
                                 ------   ------
    Total credit lines .......      959      800
  Loan participation contracts
    and other bank borrowings       355       20
                                 ------   ------
    Total notes payable ......   $1,314   $  820
                                 ======   ======

Credit lines available at
  September 30 ...............   $  661   $  801
                                 ======   ======
Maximum amount outstanding
  at any month end ...........   $1,537   $1,441
                                 ======   ======

COMMITTED LINES: The company's committed lines have been established with twenty-nine banks, six of which are U.S. banks. A majority of the banks are rated AA or better by rating agencies. At September 30, 2000, the company had committed domestic and foreign unsecured lines of credit as follows:

                              Number
FACILITY                     of banks     Expiration date
------------------------     --------     ---------------
Multi-Option Facilities           12
    $275 million facility                 December, 2002
    $275 million facility                 December, 2000
Global Facilities                 16
    $275 million facility                 December, 2002
    $275 million facility                 December, 2000
Other credit agreements:
    $100 million - domestic
       and foreign                 1         April, 2001
    $172 million - foreign         7             Various

    There are no compensating balance requirements on any of the committed lines. At September 30, 2000, the company had $915 million outstanding under its committed lines, including $585 million supporting the company's commercial paper program.

    The multi-option revolving credit agreements and the global revolving credit agreements (collectively, the "Facilities") permit the company to borrow in U.S. dollars or in other currencies, on a revolving credit basis. Interest rates on debt outstanding under the Facilities are negotiated at the time of the borrowings based either on "bid rates" from the participating banks, LIBOR plus twenty basis points or, for the two $275 million facilities expiring December, 2000, forty basis points, or at the banks' then current base rates. The
Facilities call for the company to pay a weighted average annual fee of ten basis points per annum on the total committed amount. The two $275 million facilities are renewable annually and should the banks decide not to renew, include provisions to convert any amounts then outstanding to term loans with a final maturity of December, 2001.

UNCOMMITTED LINES AND LOAN PARTICIPATION CONTRACTS: In addition to the committed lines, the company maintains various domestic and international lines of credit for short-term debt with banks, including approximately $248 million of uncommitted lines of credit, under which the company can borrow on an unsecured basis on such terms as the company and banks may mutually agree. The majority of these arrangements do not have maturity dates, and can be withdrawn at the banks' option. There are no fees or compensating balances associated with either the uncommitted lines or the loan participation contracts.

COMMERCIAL PAPER: At September 30, 2000, the company had $900 million of commercial paper facilities (of which $585 million was outstanding at September 30, 2000) all of which are supported by its committed lines of credit. The facilities were rated F2 by Fitch IBCA, P-2 by Moodys and A-2 by Standard & Poors.

TERM NOTES: At September 30, 2000, the company had $695 million of receivable backed commercial paper.

SENIOR NOTES: Senior notes include the following at September 30:

(IN MILLIONS)                              2000       1999
                                         ------    -------
Medium term notes (5.72% to 9.95%)...    $1,045     $1,461
6.500%   Senior Notes due 2000 ......         -        200
5.750%   Senior Notes due 2001 ......       250        250
6.375% Senior Notes due 2002 ........       250        250
6.000% Senior Notes due 2002 ........       345        350
5.950% Senior Notes due 2002 ........       345        350
7.250%   Senior Notes due 2002 ......       257        300
6.125%   Senior Notes due 2003 ......       194        250
9.500% Senior Notes due 2003 ........       499          -
6.130% Senior Notes due 2006 ........       267        275
                                         ------     ------
    Total senior notes ..............    $3,452     $3,686
                                         ======     ======

    On October 9, 1998 the company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a shelf offering of up to $1.5 billion of senior debt securities on terms to be set at the time of each sale (the "1998 Shelf"). On January 19, 1999, the company designated $600 million in Senior Debt Securities as "Senior Medium-Term Notes, Series H" to be issued under the 1998 Shelf, of which $37 million remained available for issuance as of September 30, 2000. Pursuant to the 1998 Shelf, the company, on January 26, 1999, issued $350 million of 6.0% Senior Notes due January 30, 2002, and, on April 21, 1999, $350 million of 5.95% Notes due April 30, 2002. On
August 26, 1999, the company redesignated $100 million of the Series H Medium-Term Notes, which together with the remaining $200 million in securities previously unallocated under the shelf registration, were issued by the company as $300 million of 7.25% Notes due September 1, 2002.

    On September 24, 1999 the company filed a registration statement on Form S-3 with the SEC for a shelf offering of up to $1.5 billion of senior debt securities on terms to be set at the time of each sale (the "1999 Shelf"). On February 29, 2000, the company designated $500 million in Senior Debt Securities as "Senior Medium-Term Note, Series I" to be issued under the 1999 Shelf, of which $425 million remained available for issuance as of September 30, 2000. Pursuant to the 1999 Shelf, the company on August 3, 2000, issued $500 million of 9.5% Senior Notes due August 15, 2003.

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

    Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 2000 are as follows (in millions):

                  Rentals to be
                    received by    Discounted
YEARS ENDED           financial         lease     Interest
SEPTEMBER 30,      institutions       rentals      expense
-------------     -------------    ----------     --------
2001                       $389          $348          $41
2002                        271           250           21
2003                        156           149            7
2004                         46            45            1
2005                          2             2            -
                           ----          ----          ---
                           $864          $794          $70
                           ====          ====          ===

       Interest expense on discounted lease rentals was $32 million, $38 million, and $49 million in fiscal 2000, 1999 and 1998, respectively.

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

    The following table presents the contract or notional (face) amounts outstanding and the fair value of the contracts based generally on their termination values at September 30:

                                  2000                      1999
                         -------------------       ---------------------
                         Notional       Fair       Notional         Fair
(IN MILLIONS)              amount      value         amount        value
                         --------     ------       --------       ------
Interest rate swap
  agreements ..........      $477     $   -            $820          $ 5
Cross-currency interest
  rate swap agreements         87        (5)             96           (6)
Forwards .............         74         11             86            6

    The impact of these contracts on interest expense for fiscal years 2000, 1999 and 1998 was immaterial. The average notional amount outstanding of the floating rate to fixed rate contracts in fiscal 2000 was $134 million, with an average pay rate of 5.87% and an average receive rate of 5.73%. The average notional amount outstanding of the fixed rate to floating rate contracts in fiscal 2000 was $302 million, with an average pay rate of 6.20% and an average receive rate of 6.46%. The company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. Although contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the company's exposure to credit risk. The amounts subject to credit risk (arising from the possible inability of the counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligation(s) exceed the obligation(s) of the company. The company controls credit risk through credit approvals, limits and monitoring procedures. Note 16 of Notes to Consolidated Financial Statements on page 54 provides details about the company's fair value of financial instruments.

OTHER FINANCIAL INFORMATION

NOTE 9
RECEIVABLES

Receivables include the following as of September 30:

(IN MILLIONS)                      2000       1999
                                  -----      -----
Notes .......................    $  724     $  367
Accounts ....................       378        297
Unsettled equity transactions        67         26
Income taxes ................        15          6
Other .......................       121         82
                                  -----      -----
Total receivables ...........     1,305        778
Allowance for credit losses .      (124)       (43)
                                  -----      -----
Total .......................    $1,181     $  735
                                  =====      =====

NOTES: The company provides loans to privately held venture capital-backed companies in networking, optical networking, software, communications, Internet-based and other industries. The company's loans are generally structured as equipment loans or subordinated loans.

    The amount of each loan varies, but generally does not exceed $10 million. The loans bear fixed interest rates with coupons currently ranging from 8% to 13% per annum. In addition, loan processing fees typically ranging from .75% to 1.5% of the principal amount of the loan commitment may be paid at closing. As part of the transaction, the company receives warrants to purchase an equity interest in its customer, or a conversion option, in each case at a stated exercise price based on the price paid by venture capitalists. Loans provide current income from interest and fees.

    Contractual maturities of total notes receivables as of September 30, 2000, were as follows: 2001 - $296 million; 2002 - $320 million; 2003 - $170 million; 2004 - $4 million. Actual cash flows will vary from contractual maturities due to prepayments and charge-offs.

ALLOWANCE: The allowance for credit loss includes management's estimate of the amounts expected to be lost on specific accounts and for losses on other as of yet unidentified accounts included in receivables at September 30, 2000, including estimated losses on future noncancelable lease rentals and subscription fees, net of estimated recoveries from remarketing of related leased equipment. In estimating the reserve component for unidentified losses within the receivables and lease portfolio, management relies on historical experience, adjusted for any known trends, including industry trends, in the portfolio.

    Changes in the allowance for credit losses (combined notes and accounts receivable) for the year ended September 30 were as follows:

                                                Comdisco
                           Consolidated      Ventures group
                           ------------      --------------
(IN MILLIONS)               2000   1999       2000     1999
                           -----  -----      -----    -----

Balance at beginning
  of year ............     $  43   $ 24      $  17    $   6
Provision for
  credit losses ......       156     41        112       23
Net credit losses ....       (75)   (22)       (34)     (12)
                           -----  -----      -----    -----
Balance at end of year     $ 124  $  43      $  95    $  17
                           =====  =====      =====    =====

    Provision for credit losses incurred by technology services and included in the statements of earnings in technology services expenses were $8 million in fiscal 2000 and $5 million in fiscal 1999.

NOTE 10
INCOME TAXES

The geographical sources of earnings from continuing operations before income taxes were as follows:

(IN MILLIONS)              2000   1999   1998
                           ----   ----   ----

United States ..........   $329   $ 47   $183
Outside United States ..     69     63     57
                           ----   ----   ----
                           $398   $110   $240
                           ====   ====   ====

    Cumulative unremitted earnings of foreign operations amounting to $210 million after foreign taxes at September 30, 2000, were expected by management to be reinvested. Accordingly, no provision has been made for additional U.S. taxes which would be payable if such earnings were to be remitted to the parent company as dividends. The amount of U.S. taxes, if any, are impracticable to determine.

    Income taxes included in the consolidated statements of earnings were as follows:

(IN MILLIONS)              2000   1999   1998
                           ----   ----   ----
Continuing operations ..   $143   $ 40   $ 87
Discontinued operations    (205)   (13)     -
                           ----   ----   ----
                           $(62)  $ 27   $ 87
                           ====   ====   ====

    The components of the income tax provision (benefit) charged (credited) to continuing operations were as follows:

(IN MILLIONS)              2000     1999     1998
                           ----     ----     ----
Current:
  U.S. Federal ........    $ 66     $  8     $ 28
  U.S. state and local       21        5        2
  Outside United States       6       13       36
                           ----     ----     ----
                             93       26       66

Deferred:
  U.S. Federal ........      36        7       33
  U.S. state and local       (3)      (2)       9
  Outside United States      17        9      (21)
                           ----     ----     ----
                             50       14       21
                           ----     ----     ----
    Total tax provision    $143     $ 40     $ 87
                           ====     ====     ====

       The reasons for the difference between the U.S. Federal income tax rate and the effective income tax rate for earnings were as follows:

                           2000     1999      1998
                           ----     ----      ----
U.S. Federal income
  tax rate .............   35.0%    35.0%     35.0%
Increase (reduction)
  resulting from:
   State income taxes, net
     of U.S. Federal tax
     benefit ...........    3.2       .7      3.0
   Foreign income tax rate
     differential .......    .9      2.8      2.0
   Tax effect of foreign
     losses utilized ....  (1.1)    (2.2)    (4.0)
   Other, net ...........  (2.0)     (.3)       -
                           ----     ----     ----
                           36.0%    36.0%    36.0%
                           ====     ====     ====

    Deferred tax assets and liabilities at September 30, 2000 and 1999 were as follows:

(IN MILLIONS)                              2000      1999
                                           ----      ----
Deferred tax assets (liabilities):
  Foreign loss carryforwards .......      $  15     $  13
  U.S. net operating loss
    carryforwards ..................         14        68
  AMT credit carryforwards .........        144       120
  Deferred income ..................         49        44
  Deferred expenses ................        151       (20)
  Other, net .......................         92       101
  Lease accounting .................       (566)     (579)
  Other comprehensive income .......       (234)      (60)
  Foreign ..........................        (43)      (26)
                                           ----      ----
Gross deferred tax liabilities .....       (378)     (339)
  Less: valuation allowance ........        (26)      (28)
                                           ----      ----
Net deferred tax liabilities .......      $(404)    $(367)
                                           ====      ====

    For financial reporting purposes, the company has approximately $40 million of foreign net operating loss carryforwards, most of which have no expiration date. The company has recognized a valuation allowance of $15 million to offset this deferred tax asset.

    During fiscal 2000, changes in the valuation allowance included a decrease of $4 million from utilizing foreign net operating loss carryforwards, increases totalling $3 million from foreign exchange rate and tax rate changes, and a decrease of $1 million from utilizing Prism's pre-acquisition net operating losses. These losses are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986 as amended. The company believes it is more likely than not the deferred tax assets, less the valuation allowance, will be realized in the future.

    At September 30, 2000, the company has available for U.S. Federal income tax purposes, the following carryforwards (in millions):


YEAR SCHEDULED           Net
TO EXPIRE          operating loss
--------------     --------------
2004                   $  2
2005                      5
2006                      3
2018                     28
                       ----
                        $38
                       ====

    For U.S. Federal income tax purposes, the company has approximately $144 million of alternative minimum tax ("AMT") credit carryforwards available to reduce regular taxes in future years. AMT credit carryforwards do not have an expiration date.

    All years prior to fiscal year 1989 are closed to further assessment by the Internal Revenue Service (the "Service") due to the expiration of the Statute of Limitations.

    The company and the Service have settled fiscal years 1989-1995 for $7.7 million of tax plus interest thereon. As a result of the above mentioned settlement, amended federal income tax returns for fiscal years 1996, 1997 and 1998 were filed requesting tax refunds of approximately $8.2 million. Additionally, the company has requested interest netting for the above deficiencies and refunds which would substantially reduce any cash payment of tax and interest.

    The Service commenced a routine income tax audit for fiscal years 1996, 1997, and 1998 in November, 2000.

    The  company  also  undergoes  audits  by  foreign,   state  and  local  tax
jurisdictions. As of September 30, 2000, no material assessments have been made by these tax authorities.

NOTE 11
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following assets at September 30:

                                                                  SEPTEMBER 30,
(IN MILLIONS)                                                    2000      1999
                                                                 ----      ----
TECHNOLOGY SERVICES PROPERTY, PLANT AND EQUIPMENT
Land .......................................................    $   9     $   8
Buildings ..................................................       50        62
Leasehold improvements .....................................      118       110
Computers and telecom equipment ............................       58        58
Furniture, fixtures and office equipment ...................       33        32
                                                                -----     -----
       Total ...............................................      268       270
Less: Accumulated depreciation and amortization ............     (160)     (162)
                                                                -----     -----
                                                                  108       108
Assets of technology services held for resale, net .........       14         -
                                                                -----     -----
Technology services property, plant and equipment, net .....      122       108
                                                                -----     -----
PRISM PROPERTY, PLANT AND EQUIPMENT
Network, communication and customer premise equipment ......      170        27
Uninstalled customer premise equipment .....................       20         3
Computers and software .....................................       45        10
Leasehold improvements .....................................       67        24
Furniture, fixtures and office equipment ...................        5         1
Construction work-in-progress ..............................        7         1
                                                                -----     -----
       Total ...............................................      314        66
Less: Accumulated depreciation and amortization ............      (32)       (3)
                                                                -----     -----
       Prism property, plant and equipment, net ............      282        63
Less: Assets written off ...................................     (202)        -
                                                                -----     -----
Assets of discontinued operations held for resale ..........       80        63
                                                                -----     -----
OTHER PROPERTY, PLANT AND EQUIPMENT, NET ...................       85        58
                                                                -----     -----
       Total property, plant and equipment, net ............    $ 287     $ 229
                                                                =====     =====

    Depreciation and amortization expenses, excluding Prism, were $20 million, $14 million and $13 million in fiscal 2000, 1999 and 1998, respectively.
Depreciation and amortization expenses for Prism, included in the loss from discontinued operations, were $36 million and $6 million in fiscal 2000 and 1999, respectively.

NOTE 12
EQUITY SECURITIES

The company provides financing to privately held companies, in networking, optical networking, software, communications, Internet-based and other industries through the purchase of equity securities. Substantially all of these investments are made by Comdisco Ventures group. For equity investments, which are non-quoted investments, the company's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. The company identifies and records impairment losses on equity securities when events and circumstances indicate that such assets might be impaired. During 2000 and 1999, certain of these investments in privately held companies became available-for-sale securities when the issuers completed initial public offerings.

    Equity securities at September 30, 2000 were as follows:

                                                    Gross       Gross
                                               unrealized  unrealized    Market
(IN MILLIONS)                           Cost        gains      losses     value
                                       -----   ----------  ----------    ------
Comdisco Ventures group
  public holdings
  and other strategic
  investments ....................      $ 34         $653        $ (4)     $683
Preferred stock
  and other equity ...............       216            -           -       216
                                       -----        -----       -----     -----
                                        $250         $653        $ (4)     $899
                                       =====        =====       =====     =====


    Equity securities at September 30, 1999 were as follows:

                                                    Gross       Gross
                                               unrealized  unrealized    Market
(IN MILLIONS)                           Cost        gains      losses     value
                                       -----   ----------  ----------    ------
Comdisco Ventures group
  public holdings
  and other strategic
  investments ....................      $ 49         $174        $(22)     $201
Preferred stock
  and other equity ...............        51            -           -        51
                                       -----        -----       -----     -----
                                        $100        $ 174        $(22)     $252
                                       =====        =====       =====     =====

    Realized gains or losses are recorded on the trade date based upon the difference between the proceeds and the cost basis determined using the specific identification method. Changes in the valuation of available-for-sale securities are included as changes in the unrealized holding gains in accumulated other comprehensive income. Net realized gains from the sale of equity investments were $233 million in fiscal 2000 and $1 million in both fiscal 1999 and 1998. Gross realized gains from the sales of equity securities were $252 million, $9 million, and $3 million in fiscal years 2000, 1999 and 1998, respectively.

    The company records the proceeds received from the sale or liquidation of warrants received in conjunction with its lease or other financings as income on the trade date. These proceeds were $215 million, $75 million and $14 million in fiscal 2000, 1999 and 1998, respectively.

NOTE 13
PREFERRED STOCK

There are 100,000,000 authorized shares of preferred stock - $.10 par value, of which none were outstanding at September 30, 2000. The board of directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series. Dividends paid on preferred stock were $2 million in fiscal 1998.

    On November 4, 1997, the board of directors of the company adopted a new shareholder rights plan (the "New Rights Plan") to replace the company's existing plan, which expired on November 17, 1997. Under the New Rights Plan, shareholders of record on November 17, 1997 received a dividend distribution of one preferred stock purchase right for each share of the company's common stock then held. Like the shareholder rights plan it replaced, the New Rights Plan continues the company's policy of ensuring fair value to all shareholders in the event of an unsolicited takeover offer for the company. The New Rights Plan was amended in May, 2000 to reflect the company's tracking stock structure and will expire on November 17, 2007. The New Rights Plan is incorporated by reference in the company's Form 8-K filed with the SEC on June 14, 2000.

8.75% CUMULATIVE PREFERRED STOCK: On July 13, 1998, the company announced the redemption, effective July 13, 1998, of all shares of the Series B Preferred Stock (824,000 shares) at the redemption price of $25, plus accrued and unpaid dividends.

    At a special meeting of stockholders on April 20, 2000, the company's stockholders authorized the company to amend and restate its current certificate of incorporation. The Amended and Restated Certificate of Incorporation designated 200,000 shares of the authorized and unissued shares of preferred stock as Series C Junior Participating Preferred Stock and an additional 200,000 shares of the authorized and unissued shares of preferred stock as Series D Junior Participating Preferred Stock. See Note 14 for further detail of the special meeting of stockholders on April 20, 2000.

NOTE 14
COMMON STOCK

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

    At a special meeting of stockholders on April 20, 2000, the company's stockholders approved the company's tracking stock proposal, which authorized the company to amend and restate its current certificate of incorporation to increase the total authorized shares of common stock from 750,000,000 to 1,800,000,000; authorized the board of directors to issue common stock in multiple series, with the initial two series of common stock being Comdisco stock and Comdisco Ventures stock; and reclassified each outstanding share of existing common stock as one share of Comdisco stock. No Comdisco Ventures stock has been issued to date.

    The share amounts for basic and diluted earnings per share calculations was as follows:

                                                   YEARS ENDED SEPTEMBER 30,
                                              ---------------------------------
(IN THOUSANDS)                                 2000          1999          1998
                                              -----         -----         -----
Average shares issued ................      224,259       222,454       220,910
Average shares held in treasury ......      (72,374)      (70,376)      (69,663)
                                            -------       -------       -------
Basic shares outstanding .............      151,885       152,078       151,247
Stock options ........................        9,897         9,709        11,523
                                            -------       -------       -------
Diluted shares outstanding ...........      161,782       161,787       162,770
                                            =======       =======       =======

    There are no adjustments to net earnings to common stockholders for basic and diluted earnings per share calculations for any of the years ended September 30, 2000, 1999 and 1998.

    During fiscal 2000 and 1999, the company entered into a series of forward purchase transactions on its common stock. These transactions can be settled, at the option of the company, by paying cash for the forward purchase amount and receiving the underlying shares of common stock, or on a net basis in shares of the company's stock.

    Information on these forward transactions is as follows:

                                                          2000                                1999
                                             -------------------------------    -------------------------------
                                                                  Average                            Average
                                                               forward price                      forward price
(IN MILLIONS EXCEPT PER SHARE DATA)          Amount   Shares    per  share      Amount   Shares      per share
                                             ------   ------   -------------    ------   ------   -------------
Transactions in place at September 30 .....    $80         3          $28.42       $61        3          $20.41
Settlements during fiscal year ............     91         4           20.41        59        4           16.26



    In June 1997, FASB issued Statement of Financial Accounting Standards No. 130- Reporting Comprehensive Income, which requires presentation of comprehensive earnings (net earnings (loss) plus all changes in net assets from non-owner sources) and its components in the financial statements.

    Components of other comprehensive earnings (loss) consists of the following:

(IN MILLIONS)                                      2000        1999        1998
                                                   ----        ----        ----
Foreign currency
  translation adjustments ...................      $(64)       $(21)        $ 7
Unrealized gains on securities:
  Unrealized holding gains
   arising during the period ................       945         228           -
  Reclassification adjustments
   for gains included in earnings
   (loss) before income taxes ...............      (448)        (76)          -
                                                   ----        ----        ----
Net unrealized gains, before
  income taxes ..............................       497         152           -
Income taxes ................................      (174)        (60)          -
                                                   ----        ----        ----
Net unrealized gains ........................       323          92           -
                                                   ----        ----        ----
Other comprehensive income ..................       259          71           7
Net earnings (loss) .........................       (67)         48         153
                                                   ----        ----        ----
Total comprehensive income ..................      $192        $119        $160
                                                   ====        ====        ====

    Accumulated other comprehensive income presented below and in the accompanying balance sheets consists of the accumulated net unrealized loss on foreign currency translation adjustments and the accumulated net unrealized gain on available-for-sale securities:


                                          Foreign         Unrealized        Accumulated
                                         currency            gain on              other
                                      translation     available-for-      comprehensive
(IN MILLIONS)                          adjustment    sale securities             income
                                      -----------    ---------------      -------------
Balance at
  September 30, 1997 ...............        $(20)               $  -               $(20)
Pretax amount ......................           7                   -                  7
Income taxes .......................           -                   -                  -
                                            ----                ----               ----
Balance at
  September 30, 1998 ...............         (13)                  -                (13)
Pretax amount ......................         (21)                152                131
Income taxes .......................           -                  60                 60
                                            ----                ----               ----
Balance at
  September 30, 1999 ...............         (34)                 92                 58
Pretax amount ......................         (64)                497                433
Income taxes .......................          --                 174                174
                                            ----                ----               ----
Balance at
  September 30, 2000 ...............        $(98)               $415               $317
                                            ====                ====               ====



NOTE 15
EMPLOYEE BENEFIT PLANS

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

    Additionally, under the 1999 Non-Employee Directors' Stock Option Plan, each October 1, each individual who is a Non-Employee Director during the fiscal year shall automatically be granted an option for 9,450 shares of the company's common stock at the then fair market value.

    Under  the  1996  Deferred  Fee  Option  Plan,   each  Non-Employee Director
received 2,714 shares on October 1, 1999 at an option price of $1.00.

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

(IN MILLIONS EXCEPT
PER SHARE DATA)                             2000          1999         1998
                                            ----          ----         ----
Net earnings (loss)
 -to common stockholders
 -As reported .......................      $ (67)         $ 48         $151
  Pro forma .........................        (76)           42          147

Earnings (loss) per common share:
 As reported-basic ..................      $(.44)         $.32         $.99
 Pro forma-basic ....................       (.50)          .27          .97
 As reported-diluted ................       (.41)          .30          .93
 Pro forma-diluted ..................       (.47)          .26          .90

    Under the stock option plans, the exercise price of each option equals the market price of the company's common stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2000, 1999 and 1998, respectively: dividend yield of 1.0% for all years; expected volatility of 49%, 40% and 32%; risk free interest rates of 5.51%, 5.26% and 6.07%; and expected lives of five years.

    Additional information on shares subject to options is as follows:

                                               2000                    1999                     1998
                                       --------------------    --------------------    ---------------------
                                                  Weighted-               Weighted-                Weighted-
(IN THOUSANDS EXCEPT                                average                 average                  average
WEIGHTED-AVERAGE                        Number     exercise       Number   exercise       Number    exercise
EXERCISE PRICE)                        of shares      price    of shares      price    of shares       price
--------------------                   ---------  ---------    ---------  ---------    ---------  ----------

Outstanding at beginning of year .....    16,977       $ 10       17,983       $  7       19,185        $  6
Granted ..............................     3,839         18        5,001         15        3,274          13
Exercised ............................    (4,254)         8       (5,198)         7       (3,953)          5
Forfeited ............................      (944)        10         (809)         9         (523)          7
                                          ------       ----       ------       ----       ------        ----
Outstanding at the end of year .......    15,618       $ 12       16,977       $ 10       17,983        $  7
                                          ======       ====       ======       ====       ======        ====
Options exercisable at year-end ......    11,207       $ 10       11,930       $  8       12,858        $  6
                                          ======       ====       ======       ====       ======        ====
Weighted-average fair value of options
    granted during the year ..........    $ 8.35                  $ 5.46                  $ 4.72
                                          ======                  ======                  ======



    The following table summarizes information about stock options outstanding at September 30, 2000 (number of shares in thousands):



                                    OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                       -------------------------------------------    ----------------------
                                          Weighted-      Weighted-                 Weighted-
                                            average        average                   average
RANGE OF EXERCISE         Number          remaining       exercise       Number     exercise
EXERCISE PRICES        of shares   contractual life          price    of shares        price
-----------------      ---------   ----------------      ---------    ---------    ---------
$0  to  6                  3,180          3.1 years           $  4        3,180         $  6
$6  to 10                  3,758          5.6 years              8        3,758            8
$10 to 16                  3,501          7.3 years             14        2,199           14
$16 to 30                  5,179          8.3 years             18        2,070           17
                          ------          ---------           ----       ------         ----
                          15,618          6.4 years           $ 12       11,207         $ 10
                          ======          =========           ====       ======         ====


NOTE 16
FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company's financial instruments are as follows:


                                                                2000                  1999
                                                       -------------------   ------------------
                                                        Carrying      Fair   Carrying      Fair
(IN MILLIONS)                                            amount      value     amount     value
                                                       --------      -----   --------     -----
Assets:
Cash and cash equivalents ...........................    $  316     $  316     $  361    $  361
Equity securities ...................................       899        899        252       252
Notes receivable including noncurrent portion .......       724        724        367       367

Liabilities:
Notes payable and commercial paper ..................     1,314      1,314        820       820
Term notes, senior notes and discounted lease rentals     4,941      4,738      4,751     4,681
Off-balance sheet financial instruments:
 Interest rate swap agreements .......................        -          -          -         5
 Cross-currency interest rate swap agreements ........        -         (5)         -        (6)
 Forwards ............................................        -         11          -        (6)


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

NOTE 17
QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the fiscal years ended September 30, 2000 and 1999, is as follows:


                                                                                QUARTER ENDED
                                                 --------------------------------------------------------------------
(IN MILLIONS EXCEPT                               DECEMBER 31,         MARCH 31,            JUNE 30,         SEPTEMBER 30,
PER SHARE DATA)                                  --------------     ----------------    ---------------    ----------------
                                                    99       98         00        99       00        99        00        99
                                                 -----    -----     ------    ------    -----    ------    ------    ------
Total revenue ..............................     $ 876    $ 921     $1,012    $  952    $ 952    $1,302    $1,027    $1,003
Earnings (loss) from continuing operations .     $  59    $  38     $   69    $  (54)   $  58    $   43    $   70    $   44
Loss from discontinued operations ..........       (17)       -        (26)       (2)     (41)       (7)     (238)      (14)
                                                 -----    -----     ------    ------    -----    ------    ------    ------
Net earnings (loss) to common stockholders       $  42    $  38     $   43    $  (56)   $  17    $   36    $ (168)   $   30
                                                 =====    =====     ======    ======    =====    ======    ======    ======
Earnings (loss) from continuing
   operations-diluted ......................     $ .36    $ .24     $  .42    $ (.36)   $ .36    $  .26    $  .44    $  .27
Loss from discontinued operations-diluted ..      (.10)       -       (.16)     (.01)    (.26)     (.04)    (1.49)     (.08)
                                                 -----    -----     ------    ------    -----    ------    ------    ------
Net earnings (loss) per common share-diluted     $ .26    $ .24     $  .26    $ (.37)   $ .10    $  .22    $(1.05)   $  .19
                                                 =====    =====     ======    ======    =====    ======    ======    ======


NOTE 18
INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS

The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in fiscal 1999 which changes the way the company reports information about its operating segments. The information for 1999 and 1998 has been restated from the prior year's presentation in order to conform to the 2000 presentation.

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

TECHNOLOGY SERVICES: This segment consists of four business units - Continuity Services, Web Services, Network Management and IT CAP Solutions - that provide platform-based hotsite recovery, mobile, workarea and trade floor recovery, continuity and recovery planning services (services that emphasize data availability across data centers, networks and work areas); secure, production-hosting environment to deliver a continuous web presence; network assessment, design, implementation and professional management services; and services designed to help companies plan, manage, and accomplish their IT initiatives through increased control and predictability of spending and infrastructure to a broad range of industries. The principal markets for this segment include all major manufacturing and financial services regions of North America and Europe.

COMDISCO VENTURES GROUP: Comdisco Ventures group provides venture leases, venture debt and direct equity financing to venture capital-backed companies. The existing venture leases, venture debt and equity portfolio are diversified across many sectors, including networking, optical networking, software, communications, Internet-based and other industries. The principal markets for this segment are the high-tech regions in California and Massachusetts.

   The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The company evaluates the performance of its operating segments based on earnings from continuing operations before income taxes. Intersegment sales are not significant.

   Summarized   financial   information   (excluding   loss  from   discontinued
operations) concerning the company's reportable segments is shown in the following table.


                                                    Comdisco
                                                    Ventures    Discontinued
(IN MILLIONS)                  Leasing   Services      group      operations       Total
                               -------   --------   --------    ------------       -----
2000
Revenues  ...................   $2,557     $  637     $  673            $  -      $3,867
Segment profit ..............       87         65        246               -         398
Total assets ................    5,942        586      2,141              85       8,754
Investing activities ........    2,185        202      1,206             257       3,850
Depreciation and amortization    1,493        103        150              36       1,782

1999
Revenues ....................   $3,427     $  522     $  229            $  -      $4,178
Segment profit (loss) .......      (13)        52         71               -         110
Total assets ................    6,332        479        872             124       7,807
Investing activities ........    2,613        151        580             117       3,461
Depreciation and amortization    1,866         50         88               6       2,010

1998
Revenues ....................   $2,696     $  433     $  114            $  -      $3,243
Segment profit ..............      140         71         29               -         240
Total assets ................    6,403        379        281               -       7,063
Investing activities ........    2,916         87        177               -       3,180
Depreciation and amortization    1,711         84         60               -       1,855


    The following table presents revenue by geographic location based on the location of the company's local office:

(IN MILLIONS)                    2000        1999       1998
                               ------      ------     ------
North America ...............  $3,039      $3,273     $2,584
Europe ......................     673         628        592
Pacific Rim .................     155         277         67
                               ------      ------     ------
Total .......................  $3,867      $4,178     $3,243
                               ======      ======     ======

  The following table presents total assets by geographic location based on the location of the asset:

(IN MILLIONS)                    2000        1999       1998
                               ------      ------     ------
North America ...............  $6,961      $6,272     $5,556
Europe ......................   1,201       1,029      1,181
Pacific Rim .................     592         506        326
                               ------      ------     ------
Total .......................  $8,754      $7,807     $7,063
                               ======      ======     ======

NOTE 19
SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

                                                                            2000
                                                       ---------------------------------------
                                                       Consolidated                   Comdisco
                                                        Comdisco,        Comdisco     Ventures
                                                            Inc.            group        group
(IN MILLIONS)                                          ------------      --------     --------
Consolidating Condensed Summary of Earnings

REVENUE
Leasing and sales .....................................      $2,699        $2,491         $208
Services ..............................................         637           637            -
Other
    Warrant sale proceeds and capital gains ...........         448            42          406
    Interest income on notes ..........................          56             -           56
    Other .............................................          27            24            3
                                                              -----         -----         ----
       Total revenue ..................................       3,867         3,194          673
                                                              -----         -----         ----
COSTS AND EXPENSES
Leasing and sales .....................................       2,011         1,851          160
Services ..............................................         572           572            -
Selling, general and administrative ...................         532           326          206
Interest ..............................................         354           293           61
Other .................................................           -             -            -
                                                              -----         -----         ----
    Total expenses ....................................       3,469         3,042          427
                                                              -----         -----         ----
Earnings from continuing operations before income taxes         398           152          246
Income taxes ..........................................         143            45           98
                                                              -----         -----         ----
Earnings from continuing operations ...................         255           107          148
Loss from discontinued operations .....................        (322)         (322)           -
                                                              -----         -----         ----
Net earnings (loss) ...................................      $  (67)       $ (215)        $148
                                                              =====         =====         ====

Consolidating Condensed Cash Flows
From Operating Activities
Cash flows from operating activities:
    Leasing and sales .................................      $3,237        $3,033         $204
    Services ..........................................         139           139            -
    Other .............................................         (37)         (659)         622
                                                              -----         -----         ----
       Net cash provided by continuing operations .....       3,339         2,513          826
       Net cash used by discontinued operations .......        (120)         (120)           -
                                                              -----         -----         ----
       Net cash provided by operating activities ......      $3,219        $2,393         $826
                                                              =====         =====         ====





                                                                            1999
                                                       ---------------------------------------
                                                       Consolidated                   Comdisco
                                                        Comdisco,        Comdisco     Ventures
                                                            Inc.            group        group
(IN MILLIONS)                                          ------------      --------     --------
Consolidating Condensed Summary of Earnings

REVENUE
Leasing and sales .....................................      $3,534        $3,410         $124
Services ..............................................         522           522            -
Other
    Warrant sale proceeds and capital gains ...........          76            (5)          81
    Interest income on notes ..........................          23             -           23
    Other .............................................          23            22            1
                                                              -----         -----         ----
       Total revenue ..................................       4,178         3,949          229
                                                              -----         -----         ----
COSTS AND EXPENSES
Leasing and sales .....................................       2,815         2,722           93
Services ..............................................         440           440            -
Selling, general and administrative ...................         326           285           41
Interest ..............................................         337           313           24
Other .................................................         150           150            -
                                                              -----         -----         ----
    Total expenses ....................................       4,068         3,910          158
                                                              -----         -----         ----
Earnings from continuing operations before income taxes         110            39           71
Income taxes ..........................................          40            12           28
                                                              -----         -----         ----
Earnings from continuing operations ...................          70            27           43
Loss from discontinued operations .....................         (22)          (22)           -
                                                              -----         -----         ----
Net earnings (loss) ...................................      $   48        $    5         $ 43
                                                              =====         =====         ====

Consolidating Condensed Cash Flows
From Operating Activities
Cash flows from operating activities:
    Leasing and sales .................................      $3,659        $3,534         $125
    Services ..........................................          95            95            -
    Other .............................................        (516)         (644)         128
                                                              -----         -----         ----
       Net cash provided by continuing operations .....       3,238         2,985          253
       Net cash used by discontinued operations .......         (19)          (19)           -
                                                              -----         -----         ----
       Net cash provided by operating activities ......      $3,219        $2,966         $253
                                                              =====         =====         ====

                                      -59-




                                                                            1998
                                                       ---------------------------------------
                                                       Consolidated                   Comdisco
                                                        Comdisco,        Comdisco     Ventures
                                                            Inc.            group        group
(IN MILLIONS)                                          ------------      --------     --------
Consolidating Condensed Summary of Earnings

REVENUE
Leasing and sales .....................................      $2,757        $2,665         $ 92
Services ..............................................         433           433            -
Other
    Warrant sale proceeds and capital gains ...........          15             -           15
    Interest income on notes ..........................           7             -            7
    Other .............................................          31            31            -
                                                              -----         -----         ----
       Total revenue ..................................       3,243         3,129          114
                                                              -----         -----         ----
COSTS AND EXPENSES
Leasing and sales .....................................       2,066         2,002           64
Services ..............................................         362           362            -
Selling, general and administrative ...................         249           239           10
Interest ..............................................         326           315           11
Other .................................................           -             -            -
                                                              -----         -----         ----
    Total expenses ....................................       3,003         2,918           85
                                                              -----         -----         ----
Earnings from continuing operations before income taxes         240           211           29
Income taxes ..........................................          87            75           12
                                                              -----         -----         ----
Earnings from continuing operations ...................         153           136           17
Loss from discontinued operations .....................          (2)           (2)           -
                                                              -----         -----         ----
Net earnings (loss) ...................................      $  151       $   134         $ 17
                                                              =====         =====         ====

Consolidating Condensed Cash Flows
From Operating Activities
Cash flows from operating activities:
    Leasing and sales .................................      $3,289        $3,193         $ 96
    Services ..........................................         130           130            -
    Other .............................................        (532)         (580)          48
                                                              -----         -----         ----
       Net cash provided by continuing operations .....       2,887         2,743          144
       Net cash used by discontinued operations .......           -             -           -
                                                              -----         -----         ----
       Net cash provided by operating activities ......      $2,887        $2,743         $144
                                                              =====         =====         ====




                                                       2000                                           1999
                             -----------------------------------------------   ---------------------------------------------
                             Consolidated                           Comdisco    Consolidated                        Comdisco
                               Comdisco,       Elimi-   Comdisco    Ventures     Comdisco,      Elimi-   Comdisco   Ventures
                                 Inc.         nations      group       group       Inc.        nations      group      group
(IN MILLIONS)                ------------     -------   --------   ---------   ------------    -------   --------  ---------
Consolidating Condensed
Balance Sheet Data
ASSETS
Cash ........................      $  370     $     -     $  345      $   25         $  407     $    -     $  407       $  -
Receivables .................       1,181           -        458         723            735          -        355        380
Inter-group receivable ......           -      (1,142)     1,142           -              -       (559)       559          -
Equity securities ...........         899           -         67         832            252          -         55        197
Leased assets ...............       5,477           -      4,922         555          5,623          -      5,335        288
Other .......................         827           -        821           6            790          -        783          7
                                   ------     -------     ------      ------         ------     ------     ------       ----
                                   $8,754     $(1,142)    $7,755      $2,141         $7,807     $ (559)    $7,494       $872
                                   ======     =======     ======      ======         ======     ======     ======       ====
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities       $6,255     $     -     $6,255      $    -         $5,571     $    -     $5,571       $  -
Inter-group payable .........           -      (1,142)         -       1,142              -       (559)         -        559
Income taxes ................         415           -        155         260            382          -        310         72
Other .......................         870           -        785          85            794          -        753         41
                                   ------     -------     ------      ------         ------     ------     ------       ----
                                    7,540      (1,142)     7,195       1,487          6,747       (559)     6,634        672
                                   ------     -------     ------      ------         ------     ------     ------       ----
Stockholders' equity ........       1,214           -        560         654          1,060          -        860        200
                                   ------     -------     ------      ------         ------     ------     ------       ----
                                   $8,754     $(1,142)    $7,755      $2,141         $7,807     $ (559)    $7,494       $872
                                   ======     =======     ======      ======         ======     ======     ======       ====

    The previous schedules present consolidating financial information of Comdisco, Inc. The financial information reflects the businesses of Comdisco group and Comdisco Ventures group, including the allocation of expenses between Comdisco group and Comdisco Ventures group in accordance with our allocation policies. We have presented this information to illustrate the respective financial results of Comdisco group and Comdisco Ventures group, including the impact of inter-group allocated expenses, and how the financial results of those groups relate to the consolidated financial results of Comdisco, Inc. This information, which has been prepared in accordance with generally accepted accounting principles, should be read together with the consolidated financial statements of Comdisco, Inc. beginning on page 35 and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Comdisco, Inc." beginning on page 24.

    The consolidating statements of earnings of Comdisco, Inc. for the fiscal years ended September 30, 2000, 1999 and 1998 and the consolidating balance sheets at September 30, 2000 and 1999 have been derived from audited financial statements.

    In the accompanying consolidating statements of earnings, earnings per share for Comdisco group and for Comdisco Ventures group are not presented because neither group has been a "stand-alone entity" and, as a result, the presentation of earnings per share is not applicable.

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors, Comdisco, Inc.: We have audited the accompanying consolidated balance sheets of Comdisco, Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comdisco, Inc. and subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
November 7, 2000

PRICE RANGE OF COMMON STOCK

The company's outstanding common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol CDO. At September 30, 2000, there were approximately 1,900 holders of record of the company's common stock. The following table shows the quarterly price range of the company's common stock, as traded on the New York Stock Exchange, and cash dividends paid on common stock for fiscal 2000 and 1999, adjusted for the two-for-one stock split (See Note 14 of Notes to Consolidated Financial Statements).

                             2000                               1999
                 ----------------------------       ----------------------------
QUARTER             High      Low   Dividends         High       Low   Dividends
-------          -------   ------   ---------       ------    ------   ---------
First             $43.00   $17.44       $.025       $19.44    $12.50       $.025
Second             53.69    30.88        .025        17.88     10.75        .025
Third              44.75    22.31        .025        30.88     15.81        .025
Fourth             33.50    18.00        .025        26.94     17.50        .025




                                      -64-